4/18

05007287

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dedeco

*CURRENT ADDRESS

PROCESSED
APR 25 2005
THOMSON FINANCIAL E

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3893 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/18/05

ARS
12-31-04


risk profile
strategic direction
delivered

NEDCOR

Listening Understanding Delivering

2004 Annual Report


c direction
ed

Nedcor 2004 Annual Report

Contents

CD contents

The enclosed CD contains the following documents:

- Nedcor 2004 Annual Report (in PDF format)
- Nedcor 2004 Sustainability Report (in PDF format)
- Nedcor 2005 Services Book (in PDF format)
- The 2004 financial results presentation (in PowerPoint format)

Registration number 1966/010630/06
(Incorporated in the Republic of South Africa)

www.nedcor.com

We listened to all our stakeholders and realised we had to stretch our brand from niche elite to mass aspirational, from unashamedly not for everyone to proudly for all, from premium brand in a portfolio to group unibrand and from difference for the sake of difference to difference that truly makes a difference.

Through understanding the needs of our stakeholders we shall be able to deliver on these as a unified organisation with an integrated strategy by returning to our core business of banking. At the same time we shall continue as a responsible corporate citizen to be the financial company with the strongest contribution to development and so serve all our stakeholders even better.

Nedcor profile

Nedcor Limited is a bank holding company that, through its principal banking subsidiary, Nedbank, together with the other members of the Nedcor Group, operates as one of the four largest banking groups in South Africa.

The group offers a wide range of wholesale and retail banking services through three principal business clusters: Nedbank Corporate; Nedbank Capital; and Nedbank Retail. The principal services offered by the group comprise corporate and retail banking, property finance, investment banking, private banking, foreign exchange and securities trading. Nedcor also generates income from private equity, credit card issuing and processing services, custodial services, unit trust administration, asset management services and bancassurance.

Nedcor's headquarters are in Sandton, Johannesburg, with large operational centres in Durban and Cape Town, which are complemented by a regional network of 501 retail bank branches, located primarily in South Africa's urban and suburban areas, 262 retail outlets and 1 210 automated teller machines. In addition, Nedcor has 96 non-retail banking facilities located primarily in Southern Africa. These facilities are operated through Nedcor's nine subsidiary and/or affiliated banks, as well as through branches and representative offices in certain key global financial centres that serve to meet the international banking requirements of the group's South African-based multinational clients. The company's ordinary shares have been listed on the JSE since 1969.

Three-year review statistic and ratios

as at 31 December

		2004	2003	2002
Share statistics				
Shares				
Number in issue	m	**394**	275	271
Weighted average number	m	**361**	293	253
Fully diluted weighted average number	m	**362**	293	254
Earnings per share				
Headline	cents	**401**	19	979
Headline excluding foreign currency translation losses/gains	cents	**504**	502	1 459
Fully diluted headline	cents	**400**	19	979
Attributable earnings	cents	**270**	(546)	346
Fully diluted attributable earnings	cents	**269**	(545)	343
Dividends				
Declared per share	cents	**120**	240	515
Paid per share	cents	**79**	515	515
Dividend cover	times	**3,3**	0,1	1,9
Net asset value per share	cents	**4 590**	4 240	6 300
Tangible net asset value per share	cents	**3 357**	2 247	4 012
Share price and related statistics				
Share price – closing	cents	**7 780**	6 203	11 110
– high	cents	**7 999**	11 850	15 400
– low	cents	**5 240**	5 640	9 500
FTSE/JSE banks index – closing		**22 975**	14 153	12 035
FTSE/JSE all share index – closing		**12 657**	10 387	9 277
Number of shares traded	m	**245,8**	216,0	143,8
Price/Earnings ratio	historical	**19**	326	11
Price to book	times	**1,7**	1,5	1,8
Market capitalisation	Rbn	**30,7**	17,0	30,1
Key ratios				
Return on ordinary shareholders' equity	%	**9,2**	0,4	14,9
Return, excluding foreign currency translation losses, on ordinary shareholders' equity	%	**11,6**	10,3	21,0
Return on total assets	%	**0,45**	0,02	0,84
Return, excluding foreign currency translation losses, on total assets	%	**0,57**	0,46	1,25
Return on risk-weighted assets	%	**0,68**	0,03	1,19
Return, excluding foreign currency translation losses, on risk-weighted assets	%	**0,86**	0,69	1,77
Net interest income to interest-earning assets	%	**3,13**	3,04	2,95
Non-interest revenue to total income	%	**50,8**	49,0	48,5
Impairments to total advances	%	**2,9**	3,4	3,3
Impairments charge to average advances	%	**0,7**	1,0	0,6
Efficiency ratio	%	**76,3**	80,2	65,4
Efficiency ratio (excluding foreign currency translation losses/gains)	%	**74,5**	72,5	59,2
Capital adequacy				
Risk-weighted assets	Rm	**212 459**	212 850	208 656
Tier 1 capital	Rm	**17 274**	10 593	14 517
Total qualifying capital	Rm	**25 663**	21 589	22 985
Group capital adequacy ratio	%	**12,1**	10,1	11,0
Other statistics				
Number of employees		**21 103**	24 205	25 240
Headline earnings per employee	R	**63 874**	2 222	111 486
Total assets	Rm	**327 238**	313 113	324 767
Assets under management	Rm	**68 982**	102 090	124 343
Total assets administered by the group	Rm	**396 220**	415 203	449 110

Three-year review income statement

for the year ended 31 December

Rm	2004	2003	2002
Interest income	**23 825**	28 141	23 607
Interest expense	**16 258**	21 333	17 652
Net interest income	**7 567**	6 808	5 955
Non-interest revenue	**8 197**	7 953	6 822
Foreign exchange translation losses	**(372)**	(1 416)	(1 216)
Gross operating income	**15 392**	13 345	11 561
Impairment of advances	**1 416**	2 063	1 067
Income after impairment of advances	**13 976**	11 282	10 494
Operating expenses	**11 111**	10 309	7 366
Recovery programme expenses	**379**		
Merger expenses	**246**	394	193
Profit from operations before non-trading and capital items	**2 240**	579	2 935
Non-trading and capital items	**(510)**	(1 693)	(1 793)
Profit/(Loss) from operations	**1 730**	(1 114)	1 142
Attributable earnings of associates and joint ventures	**147**	132	162
Profit/(Loss) before taxation	**1 877**	(982)	1 304
Taxation	**576**	390	418
Taxation on non-trading and capital items	**(37)**	(38)	(192)
(Loss)/Profit after taxation	**1 338**	(1 334)	1 078
Minority interest income attributable to			
Ordinary shareholders	**(135)**	(133)	(203)
Preference shareholders	**(229)**	(133)	
Income/(Loss) attributable to shareholders	**974**	(1 600)	875
Adjusted for:			
Non-trading and capital items	**(510)**	(1 693)	(1 793)
Taxation on non-trading and capital items	**37**	38	192
Headline earnings	**1 447**	55	2 476

Three-year review balance sheet

as at 31 December

Rm	2004	2003	2002
Assets			
Cash and short-term funds	**10 050**	12 227	16 607
Other short-term securities	**16 310**	10 610	14 987
Government and other securities	**26 224**	21 333	14 647
Derivative instruments	**27 560**	28 496	50 786
Advances	**221 128**	210 096	194 862
Sundry debtors	**7 881**	7 463	5 684
Deferred-taxation asset	**1 172**	3 074	1 788
Current taxation prepaid	**196**	256	421
Investments in associate companies and joint ventures	**1 043**	1 627	1 504
Other investments	**3 456**	3 788	5 429
Insurance assets	**3 109**	5 152	7 891
Property and equipment	**2 740**	2 684	2 854
Computer software and capitalised development costs	**1 419**	1 710	1 730
Goodwill	**3 441**	3 762	4 457
Customers' indebtedness for acceptances	**1 509**	835	1 120
Total assets	**327 238**	313 113	324 767
Shareholders' equity and liabilities			
Ordinary share capital	**394**	275	271
Ordinary share premium	**9 892**	4 801	4 536
Reserves	**7 809**	6 571	12 239
Ordinary shareholders' equity	**18 095**	11 647	17 046
Minority shareholders' equity attributable to:			
– Ordinary shareholders	**721**	652	503
– Preference shareholders	**2 770**	2 802	1 987
Total shareholders' equity and minority shareholders' equity	**21 586**	15 101	19 536
Deposit and current accounts and other liabilities	**254 299**	238 404	228 209
Sundry creditors	**10 054**	12 454	8 317
Derivative instruments	**28 055**	28 206	50 233
Deferred-taxation liabilities	**1 125**	2 731	1 710
Current taxation liabilities	**193**	144	183
Insurance funds	**3 109**	5 152	7 891
Long-term debt instruments	**7 308**	10 086	7 568
Liabilities under acceptances	**1 509**	835	1 120
Total liabilities	**305 652**	298 012	305 231
Total shareholders' equity and liabilities	**327 238**	313 113	324 767
Guarantees on behalf of customers excluded from assets	**10 770**	12 403	12 403

Review of 2004

In 2004 the group implemented structural and strategic changes to restore its performance and lay a foundation for sustainable growth. A Strategic Recovery Programme was initiated. The bank is now strongly capitalised, earnings volatility has been reduced, progress has been made to restore the return on equity (ROE) and strategic focus areas have been identified. This report highlights the major achievements and issues addressed by the group during 2004. This report is intended as a brief summary of issues addressed in 2005 and further detail is included in the Chief Executive's review on page 24 and the operational reviews starting on page 28.

New executive team appointed

- A new Group Executive Committee (Group Exco) was appointed in November 2003. Philip Wessels was appointed Chief Risk Officer in May 2004, Mike Brown Chief Financial Officer in June 2004, Rob Shuter Head of Nedbank Retail in August 2004, Nolitha Fakude Head of Group Strategy and Corporate Affairs in August 2004 and Selby Baqwa Head of Compliance and Corporate Governance in November 2004. Pete Backwell, Head of Nedbank Retail, and Ivan Mzimela, Group Human Resources Director, resigned during the year.
- Major operating divisions' executive committees have also been restructured, incentive schemes put in place and buy-in obtained regarding the strategic direction of the group.
- The Strategic Recovery Programme was launched, with detailed action plans and timelines, to restore the business on to a sustainable growth path to ensure that the group's target of a 20% ROE in 2007 is achieved.

Balance sheet review

At the end of 2003 a comprehensive review of the carrying value of the group's investments, advances and fixed assets occurred. The 2003 cleanup as a result of this was thorough. No material issues were discovered in 2004.

A Recovery Programme Office established

A Recovery Programme Office and recovery plan blueprint were established to track and monitor and thereby ensure efficiencies identified are extracted by the underlying business. All deliverables are tracked and variances or risks immediately addressed and resolved. The main initiatives of the plan are:

- setting targets and identifying quick wins;
- determining measurement rules, reporting and planning processes;
- aligning organisational needs and resources, ensuring accountability;
- managing the remaining merger deliverables; and
- tackling priority strategic issues.

Capital management

The following initiatives were undertaken in 2004 to ensure that Nedcor had an optimal capital mix and sufficient capital for growth that would meet potential future regulatory requirements and that the group priced correctly for risk:

- The capital base was strengthened by the R5,15 billion rights issue. This also allowed the bank to improve its Tier 1 and Tier 2 mix by repaying R2,5 billion of Tier 2 capital.
- The group Tier 1 capital adequacy ratio increased from 5,0% to 8,1%.
- A risk-weighted (Basel I-based) capital allocation methodology was introduced, resulting in more accurate segmental information and an improvement in the allocation of capital.
- Assisted by Mercer Oliver Wyman, Basel II initiatives were fast-tracked. By the end of 2004 over 80% of the Nedcor portfolio was covered by dedicated credit risk models, which were being integrated into the credit process and pricing, and credit portfolio modelling was established. Nedcor is on target to implement Basel II's advanced approach to credit risk in line with industry timelines. Improved risk management capabilities and significant time savings have been achieved from redesigning the credit process in Business Banking. Improved understanding of client economics is helping to identify and exploit the profitability skews in the bank's portfolio.
- The rollout of an Economic Capital Framework (including risk-adjusted performance measurement) commenced and will be fully implemented by 2006.
- The building of other new capabilities and a design of a blueprint for best practice in capital management have been completed.

Interest rate management

In line with the commitment to improve the net interest margin and reduce interest rate volatility risk the following was implemented:

- Group Asset and Liability and Executive Risk Committee (Group ALCO) was reconstituted in February 2004. Group ALCO was reduced from 27 members to eight and is charged with developing strategies to ensure *inter alia* that interest rate risk is managed effectively. All interest rate risk has been taken out of the various business clusters and centralised in the

Asset and Liability Management (ALM) Division to help ensure effective interest rate risk management. Group ALCO also manages all major balance sheet risks.

- Unhedged expensive fixed-rate negotiable certificates of deposit (NCDs), promissory notes (PNs) and retail fixed deposits of approximately R24 billion have matured.
- The R6 billion fixed-rate subordinated debt has been hedged against future interest rate movements.
- New fixed-rate liabilities with maturities of between four and 12 months are hedged appropriately.
- All new balance sheet interest rate risks of greater than 12 months are hedged, unless a specific decision is taken to the contrary.

Foreign exchange management

Management recognised that the group historically held excess amounts of capital in foreign currencies. In line with the commitment to improve the yield on and reduce the currency volatility of foreign capital the following was implemented:

- The group repatriated, converted and/or hedged R5 058 million of capital sensitive to foreign exchange movements.
- The remaining offshore capital is now largely in line with capital required by offshore businesses and capital volatility arising from foreign exchange movements has been substantially neutralised.

Risk management

The role of Chief Risk Officer was separated from that of Chief Financial Officer. The enterprise-wide risk management programme has been enhanced and management processes have been redesigned to ensure there is a logical and streamlined framework to control risk and ensure proper governance. Further highlights include:

- A focused project was launched to address credit card fraud, resulting in significant decreases of losses from card fraud in the second half of the year.
- The Financial Advisory and Intermediary Services Act (FAIS) requirements were met.
- Progress in reverifying clients in terms of the Financial Intelligence Centre Act (FICA) has been made.
- Comparisons from 1999 to date clearly indicate a decline in Nedbank's violent crime incidents. Nedbank is the target of only 8% of violent crime incidents and 6% of losses in the industry.

The Financial Sector Charter

Responsibility for tracking the implementation of the requirements of the Financial Sector Charter (FSC) is allocated to the Executive Transformation Committee, which was established in June 2004. Prior to the establishment of the Executive Transformation Committee, work on the requirements of the FSC was led by Derek Muller, who was responsible for focus groups that not only participated in industry workgroups, but also focused on the implementation of specific areas of the FSC in the group.

During August 2004 the Financial Sector Charter Unit was positioned under the leadership of Nolitha Fakude as Head of Group Strategy and Corporate Affairs, with the responsibility for overseeing the implementation of the FSC strategy and the measurement of performance against the FSC's priorities.

To ensure accountability and appropriate execution, all strategies form part of the key accountabilities of the respective business cluster executives, with regular oversight of the Executive Transformation Committee. The approved strategies and actions were included in the three-year plans of the respective clusters for implementation.

The FSC has been identified as one of the key strategic drivers for Nedcor, with commitment to go beyond mere target setting to achieve sustainability.

The preparation of the Financial Sector Scorecard report for submission to the Charter Council is progressing according to plan.

Disposal of non-core operations and assets

As part of Nedcor's strategic focus on the core business of banking, and in an effort to improve ROE, Nedcor implemented a project to dispose of approximately R2 billion of non-core operations and assets over a period of two years. This included:

- Reduction in offshore operations:
  - sale of Chiswell Associates – R244 million (book value R104 million);
  - sale of the Stenham Group – R238 million (book value R318 million);
  - sale of BoE Life International – R62 million (book value R149 million);
  - sale of BoE International Fund Services and BoE International Fund Managers – R44 million (book value R23 million);
  - scaled back physical presence in Asia: the Beijing representative office was converted to an Old Mutual Group office; the Taipei and Singapore offices were closed; and the Hong Kong office is in the final stages of being closed; and
  - closure of investment in BNP Paribas MTN (linked to performance of

units in NIBi Capital Fund) of US$108 million and repayment of Barclays fixed-rate loans of US$90 million.
- Onshore investment disposals:
  – sale of vacant land at Century City for R82 million (book value R80 million);
  – sale of buildings for R94 million (book value R73 million);
  – reduction of Nedcor's holding in Net1 UEPS Technologies (NUEP) from 25% to 15%;
  – R1 252 million from endowment policies (book value R1 280 million); and
  – sale of Edward Nathan & Friedland (Pty) Limited (ENF) – R50 million (book value R70 million).

Expense reduction

Nedcor's expenses had been growing at a higher rate than revenue, resulting in a squeeze on earnings and an increase in the efficiency ratio. During 2004 the newly appointed Group Exco focused on reversing this trend, which included a focus on expense reduction:
- A carefully considered retrenchment programme was introduced. Retrenchments occurred across all levels of management and staff. South African staff numbers reduced by 3 102 during the year (1 439 voluntary and 596 business-initiated retrenchments and the balance through net natural attrition and from sale of businesses).
- Other expense reductions resulted from process reengineering initiatives (including improving throughput and eliminating duplication), groupwide procurement savings, the rationalisation of premises and the rationalisation of the non-centralised technology spend.

Expense savings in 2004 amounted to R531 million. However, the full benefit of these initiatives will be felt only in the years ahead. As a result of the above the group expects further savings in 2005.

Improved management information systems

The group has committed itself to improved financial disclosure and segmental analysis as well as providing accurate internal measurement and allocations to encourage the correct behaviour of staff. Progress in this regard includes:
- Implementation of improved funds transfer pricing to facilitate sound interest rate risk management and allocate appropriate ownership of the respective components of margin to the individual business clusters and the ALM Division;
- Implementation of activity-justified transfer pricing to allocate costs on a more accurate basis, which facilitates more accurate product, channel and client profitability measures; and
- The introduction of a risk-weighted capital allocation and charging methodology, which will be used as a foundation for more sophisticated risk-adjusted capital allocation in line with Basel II.

Merger completion

The BoE merger is largely complete. Major initiatives were:
- 115 000 BoE Business Banking clients were successfully migrated. The loss of clients was below management expectations (less than 3% on advances and 5% on liabilities).
- Property Finance successfully integrated four operating systems onto a single platform, with R16 billion in value migrated.
- Approximately 700 000 NBS clients were successfully migrated to Peoples Bank.
- Peoples Bank's head office and risk management were managed by Nedbank Retail.



Strategy communication and implementation

With progress made on restoring the bank in the first half of 2004, the focus shifted to building the business for sustainable growth. This included a thorough review of the overall group strategy, in collaboration with staff, as well as detailed action plans. The process included:

- Strategy, values and brand workshops were held, involving participation from a cross-section of over 300 staff. The workshops resulted in a greater buy-in of strategy, values and brand, better morale and an improved bias for action.
- Countrywide staff roadshows were held, focusing on strategy in an effort at improving morale, aligning the vision and creating a more external focus.
- Group values of integrity, respect, accountability and pushing beyond boundaries were aligned with those of Old Mutual. The fifth value, being people-centred, was chosen by staff.
- A single-brand strategy was endorsed, subject to shareholder approval. Work on repositioning the Nedbank brand to a Proudly South African and well-respected brand has begun.

Restructure

Structure follows strategy and to ensure greater accountability within the business units and to improve client service levels 6 913 people moved from Operations and Group Business Innovation into Nedbank Retail, Nedbank Corporate and Nedbank Capital. This included:

- 4 641 people who were moved from branch operations into Nedbank Retail following the decision to integrate retail and branch operations to remove conflicting interests within the branches, improve client service levels and eliminate duplication. This involved the placement of divisional directors, the assessment and placement of 22 regional managers and 454 branch managers, involving 13 venues, with 32 panels conducting over 850 interviews.



- Card, Home Loans and Domestic Microlending were consolidated within Nedbank Retail Division.
- An Integrated Operations and Shared Services Unit was created within Nedbank Corporate.
- A new Centralised Information Technology Unit was created, with overall responsibility for all components of the group's technology, operations and support services (Group Technology and Support Services).
- The mandate of the Strategic Recovery Programme was enhanced to monitor, assure and provide assistance, where necessary, on group strategic initiatives.
- Group Compliance and Corporate Governance were combined to form a new cluster and the Group Compliance Officer was appointed to the Group Exco.
- Group Strategy and Corporate Affairs, including Marketing and Communications, assumed responsibility for group corporate social investment activities, the Financial Sector Charter Strategy Team, the Economic Unit, and a new area focusing on driving organisational change and transformation.
- Responsibility for the Imperial Bank investment was assumed by the Chief Risk Officer.

Following the reorganisation all client-facing businesses have been incorporated into Nedbank Retail, Nedbank Corporate and Nedbank Capital. This clarified accountability, introduced flexibility and ensured a focus on client service levels.

Three-year plan in place

In October 2004 Nedcor completed an extensive groupwide three-year planning process. This involved:

- reviewing existing businesses, together with a competitor and industry analysis,

to produce a top-down strategy and three-year financial model;
- a bottom-up assessment and finalisation of targets;
- an alignment of plans across the group to ensure consistency, a common vision, identification of cross-sell opportunities and the elimination of duplication; and
- detailed management actions and timeframes.

The plan sets out goals for the group to achieve its target of a 20% ROE and 55% efficiency ratio in 2007. The plan is based on the premises of maintaining market share from midway through 2005, growing total income by at least 9% above expense growth, a focus on growing transactional revenues, building Nedbank Retail and transforming beyond the FSC targets.

Divisional achievements

There has been significant progress within the underlying divisions. All divisions are being aligned to the methodologies and disciplines of management processes developed for the Group Exco and have established divisional project offices that are involved in the implementation and monitoring of Nedcor's Strategic Recovery Programme. Some of the divisional achievements are outlined below.

Nedbank Capital

- All positions in Nedbank Capital have been evaluated and a new executive team is in place. Performance-based incentive schemes were put in place and communicated early in 2004.
- To align the trading and structuring functions single debt and equity capital markets businesses were created during the year.
- Good progress was made in implementing an investment banking model and developing a single house approach to add more value to the client base.
- Closer working relationships were developed with both Nedbank Corporate and Old Mutual to focus on improved client service and cross-sell opportunities.
- The minority shareholders in NIB Namibia were bought out.
- Nedbank Capital took responsibility for the London branch. Staff have co-located with Old Mutual and a matrix reporting structure has been introduced.
- A more rigorous structured process was put in place for developing, monitoring and converting the deal pipeline.
- An acceleration in activity occurred during the second half of the year, including the R6 billion Telkom BEE deal, the R203 million Incwala Platinum preference share deal, the R170 million Metropolitan/Kagiso BEE preference share deal and the R1,3 billion Metcash deal. A strong pipeline has been built for 2005.
- The Taquanta empowerment deal was concluded.
- The Foreign Exchange and Fixed-Income Treasury Desk was rated third in the world for the rand short-dated and two- to ten-year category, and second in the over-ten-year category by *Risk Magazine*.
- Debt Origination and Structured Products were ranked joint first for BESA-listed deals and issued the first inflation-linked BESA-listed corporate paper.
- Corporate Finance was ranked second by deal value in the Investment Adviser Merger and Acquisition Category in the Dealmakers Awards and also ranked second by deal value in the SA Merchant Banks category of the Ernst & Young Awards.
- Nedcor Securities was ranked as the number one domestic equity research house in South Africa and number two out of all competitors in South Africa, with top analysts in a number of sectors in the *Financial Mail* Ranking the Analysts Survey.

Nedbank Corporate

- The executive committee and other senior appointments were finalised.
- Headcount was reduced by approximately 400 people during the year. Subsequent planning sessions and workshops were undertaken to ensure a unified vision and to help create a high-performance culture.
- Asset-based Finance was consolidated into Business Banking to improve client service and create cross-sell opportunities.
- All electronic sales were consolidated into Transactional Banking and a channel convergence strategy was determined.
- A Transactional Banking sales team was established, with the objective of increasing primary banker status.
- To ensure that centres of excellence and core competencies are maintained and duplication eliminated, an Integrated Operations and Shared Services Unit (including groupwide responsibility for payments and key electronic banking platform product developments) was created in Nedbank Corporate. This unit will work closely with the current Transactional Banking Sales and Sales Support Unit.
- Business Banking was restructured into four regional hubs, with six main service centres. This will improve communication with clients, and better client query facilities have resulted in further improvements to client service. Recent client survey results show an improvement in client satisfaction scores as well as problem resolution.
- Corporate Banking has gained a number of new large primary client relationships, which will enhance non-interest revenue (NIR) in 2005.

- Corporate Banking has referred in excess of 60 leads for new business to Nedbank Capital.
- Bad-debt experience is low, driven by healthy recoveries, effective credit management and the benign interest rate environment.
- Property Finance has continued its strong performance.
- A balance sheet efficiency initiative was implemented: R6,2 billion reduction in advances, without affecting client relationships, and improving capital adequacy.

Nedbank Retail

- The cluster was reorganised to improve client service, reduce resource duplication and improve accountability. This resulted in the appointment of a new divisional executive team, the integration of the operational and support structures into Nedbank Retail and the formation of integrated standalone Card, Home Loan and Personal Loans businesses.
- The Peoples Bank and NBS merger/integration was successfully completed. Complex geomapping and on-the-ground assessments occurred to determine the extent of the branch closures that will occur when Peoples Bank is fully integrated into Nedbank Retail during 2005. Legal Day One of the Peoples Bank integration into Nedbank was 1 February 2005.
- To improve returns and optimise management time the Capital One and JD Group alliances were terminated. Increased weight and effort was put behind Pick 'n Pay Go Banking, which is showing good growth in client numbers and transaction volumes.
- New frontline credit systems were implemented in the second quarter, which has improved turnaround times significantly.
- The integration of Cape of Good Hope Bank Retail clients and BoE Card clients into Nedbank was completed.
- The integration of the wealth management businesses into Nedbank Retail was completed.

Group Technology and Support Services (GTSS)

Following the groupwide restructuring and the formation of the centralised technology unit, GTSS, a new executive committee was constituted. Major achievements for the year include:

- Operating expenses were 4,3% down, compared with 2003.
- Employment equity targets were exceeded – 32,9% against a bank target of 25,9%.
- Excellent service level availability was maintained throughout 2004:
  - LAN uptime > 99,2%;
  - WAN uptime > 99,1%;
  - Mainframe/Servers > 99,6%.
- The number of changes implemented throughout 2004 increased by 15%, without impacting service level availability.
- Extensive improvements were made to the bank's disaster recovery ability and comprehensive and successful tests were undertaken by the bank during 2004.
- A fully functional backup call centre has been established in Durban to support Johannesburg's volumes and balance workload.
- Headcount was reduced by over 1 300.
- The legacy credit card issuing systems for Visa, MasterCard and American Express were decommissioned. All cards are now being processed on the CAMSII production platform.
- All projects to integrate the technology of all previous BoE companies progressed according to plan. All support operations for automated teller machines, self-service terminals and points of sale between the merged entities have been successfully combined into one unit.
- New core network switches, to improve client service significantly in terms of availability and response times, have been installed.
- A project to integrate Old Mutual and Nedbank's network infrastructures commenced implementation in the fourth quarter of 2004 and is well on track.
- A new fast-cycle development process was successfully introduced during 2004.
- The GTSS/Group Operations intranet site was voted the best in the financial services industry at the Computer Society of SA Annual Awards.

Other central services

- Swisscard is now fully operational in Switzerland.
- Initiatives were launched to manage staff morale, including countrywide roadshows, a 'Talk to Tom' intranet facility, and the involvement of staff in a participative process in building the bank's overall strategy, including the brand and values.
- A remuneration policy focusing on specific performance measures was implemented throughout the group.
- Nedcor continues to be recognised for its corporate social investment activities.
- In the global ranking and awards for investor relations websites (the MZ Awards) Nedcor was placed first in the online financial reporting category in the Asia, Pacific and Africa region.

Group structure

Support areas

- Group Human Resources — **Derek Muller** (acting)
- Group Strategy and Corporate Affairs — **Nolitha Fakude**
- Strategic Recovery and Turnaround Office — **Barry Hore**
- *Enterprise Governance and Compliance* — **Selby Baqwa**
- Chief Executive's Office — **Derek Muller**
- Group Technology and Support Services — **Len de Villiers**
- Group Finance — **Mike Brown**
- *Group Risk* — **Philip Wessels**

Nedcor Group
Chief Executive
Tom Boardman

Client interface

Nedbank Corporate — Graham Dempster

- Corporate Banking
- Business Banking
- Property Finance
- Africa

Nedbank Capital — Brian Kennedy

- Investment Banking
- Specialised Finance
- Treasury
- Equity Capital Markets
- Debt Capital Markets
- Nedcor Securities

Nedbank Retail — Rob Shuter

- Retail Banking Services
- Nedbank Card
- Retail Bancassurance and Wealth
- Nedbank Home Loans
- Nedbank Personal Loans
- Retail Product Solutions
- Retail International

(50,1%) Imperial Bank — René van Wyk (acting)

Group strategy

Our vision, values and long-term strategy

During 2004 Nedcor agreed on a common vision, groupwide values and a common overarching group strategy. The power of our common strategy lies in all divisional three-year plans (2005 – 2007) being completely aligned with the group strategy, ensuring that all entities within the group work towards a common goal.

Vision	**To become Southern Africa's most highly rated and respected bank by our staff, clients, shareholders, regulators and communities. = Deep Green**
Deep Green aspirations	Great place to work Great place to bank; Great place to invest Unleashing synergies; Worldclass at managing risk; Community of leaders Most respected and aspirational brand; Highly involved in the community and environment; Leading transformation; Living our values
What makes us different and dictates our business model?	Great at listening, understanding clients' needs and delivering
Making sure it happens	Strategic Recovery and Turnaround Office
Strategic focus	Drive transactional banking (client acquisition and retention, primary banker, cross-sell, volume); Build a high-performance culture; Optimise mix (group, segment and product); Beyond transformation (FSC, community, environment and brand); Align the organisation to a synergistic client-driven business model
Scope of the game	Back to basics; Full-spectrum banking; Southern Africa focus
Our values	Integrity; Respect; Accountability; Pushing beyond boundaries; People-centred

Our vision

The vision is to become Southern Africa's most highly rated and respected bank.

The Group Executive Committee (Group Exco) and staff from across the bank defined ten aspirations that describe the essence of what we have to become to achieve the vision in 2007. At Nedcor we refer to these 10 objectives as the Deep Green aspirations towards which we strive:

- **A great place to work:** we are energised and committed. Nedbank is truly the best place to work and an employer of choice. We have clear career paths and opportunities to develop.
- **A great place to bank:** we are the benchmark for client service, as we listen to our clients, understand their needs and deliver on them. Our client satisfaction levels are the envy of all. People are talking about 'the Nedbank way'. As a result, our client base has grown in all segments. Our clients are our most effective marketers.
- **A great place to invest:** we are transparent and dependable in our financial performance. We deliver acceptable returns to all our stakeholders. Our key financial objectives have been achieved. ROE > 20%; cost/income ratio < 55%.
- **Unleashing synergies:** we are the power of one – a single, highly coordinated integrated bank – a bank that unlocks all its synergies. We are quick off the mark, empowered and highly efficient. Everything is shared. Nothing is wasted.
- **Worldclass at managing risk:** understanding, measuring and managing risk is central to everything we do. We have engrained risk management in our business. We understand that banking at Nedbank is about managing risk, not avoiding it. Our risk management methodologies are worldclass.
- **Community of leaders:** we have created a broad community of leaders throughout the bank. We take ownership of what is entrusted to us and set the example. We are forward-thinking and strategic in our decision-making and actions. The victim culture has been eradicated.
- **Most respected and aspirational brand:** we have successfully positioned Nedbank as the most aspirational banking brand for all market segments. Nedbank is perceived to be the leader in client understanding and care.
- **Highly involved in the community and environment:** we are Proudly South African. We understand that being a leader in community development and caring for our environment is both the right thing to do and a business imperative.
- **Leading transformation:** we have truly transformed and have surpassed Financial Sector Charter (FSC) requirements. Transformation needs no longer be highlighted as a separate imperative: it is integral to everything we do and how we do everything.
- **Living our values:** we have a culture – the way things are at Nedcor – that is tangible and living. Integrity, respect, accountability, pushing beyond boundaries and being people-centred are no longer concepts, but our way of life.

Our values

To create and foster a united Nedcor we embrace a single set of values. These groupwide values create a sense of unity, encourage the various clusters to move away from silo mentalities and form the foundation of our common organisational culture.

To create unity of values, not only within Nedcor, but also across the entire Old Mutual Group, the leadership of all the Old Mutual businesses engaged in an inclusive process to determine a single set of values that best meet the requirements of each Old Mutual business unit. The business units jointly decided on the following common set of Old Mutual values, namely accountability, integrity, respect and pushing beyond boundaries.

Nedcor incorporated these four values into a set of behaviours that is unique to Nedcor and adopted a fifth value of being people-centred that reinforces Nedcor's commitment to staff and clients.

Our strategy

A clear and simple group strategy provides the high-level guidelines that direct the entire organisation towards a common goal. The group strategy describes the scope of our business, our primary strategic focus as well as the group's delivery capability, key differentiators and business model.

Scope

Back to the basics of banking: Nedcor will focus on serving clients' financial services needs and will not dilute this focus by pursuing distracting business models. Nedcor aims to become the best at the basic elements of service delivery.

Full-spectrum banking: Nedcor will continue to have a retail, corporate and investment banking business and will provide a comprehensive range of products and services to the full spectrum of South African banking clients.

Southern Africa focus: Nedcor will seek and find growth opportunities in South Africa and, where opportunities exist, cautiously expand into Southern Africa. The purpose of international operations is primarily to serve the international banking needs of Southern African clients as well as to serve multinational clients doing business in Southern Africa.

Primary strategic focus

Drive transactional banking

In the next three years the group will focus on growing its share of transactional accounts, both in the retail and corporate banking areas. This will be achieved through client acquisition, retention, cross-sell and improving Nedcor's primary banker status.

Build a high-performance culture

To unleash the immense human potential in Nedcor and to improve staff morale the group has embarked on a culture transformation process. The primary objective of the transformation process is to build a high-performance culture through removing the key stumbling blocks that inhibit client-driven performance.

The culture will be transformed to a values-driven one, with trust, empowerment, accountability and a bias for action truly being lived in Nedcor. The culture shift will also transform Nedcor from a politicised, inward-looking organisation to an outward-looking organisation that can function well across the boundaries of internal businesses. The Group Exco is committed not only to leading this transformation journey by example, but also to developing a community of leaders at all levels of the organisation that can create momentum towards a permanent culture change.

Optimise our mix

To improve our group lending margin the group has put action plans in place to increase lending in the retail segment. Equally, the aim is to improve our product mix and client segment mix to optimise profitability.

The approach to growing our business will be to find opportunities within and across divisions to improve delivery to our clients, while at the same time seeking opportunities to optimise cost effectiveness, but not at the expense of income growth.

Move beyond transformation

Nedcor will demonstrate its deep commitment to the new South Africa by truly transforming itself into a bank accessible to all South Africans. As a transformed organisation the group will be better positioned to increase its share of public sector business and to grow its client base in the lower-income segments of the retail market.

To achieve this aspiration Nedcor has set targets that surpass FSC requirements in respect of employment equity, ownership, access, procurement, empowerment financing and corporate social investment.

Nedcor already leads the financial services industry through its contribution to and involvement in communities and the environment. More importantly, however, Nedcor will leverage the investments made on the community and environment front by aligning these with its primary business imperatives and specific cluster strategies.

Align the organisation with a synergistic client-driven business model

Nedcor has changed from a product-driven to a client-driven business model, redefined leadership accountabilities and fundamentally changed its structure.

By the end of 2004 the group had addressed major structural deficiencies by devolving authority and transferring decisionmaking to client-facing units to improve delivery to clients. Core to the new way of functioning is the centralisation of the capital management, information technology and risk functions.

To build on these positive changes the group is simplifying processes in accordance with the principles of a client-driven business model, further refining accountabilities within the divisions and tightly aligning performance agreements with the action-orientated three-year plans that underpin our strategy.

There is great potential to unlock synergies among businesses within the bank to which end cross-divisional teamwork is being encouraged.

Making sure it happens

The capability to deliver on strategies and plans in the past often fell short of what the group required to achieve success. To this end a Strategic Recovery and Turnaround Office has been established, with a mandate to track and monitor all major strategic projects in the group.

Our key differentiator

Recognising that the group is servicing a broad spectrum of clients with vastly diverse needs, a single positioning at product/price/servicing level will not be adequate to differentiate Nedcor from its competitors. To achieve the growth required the group needs to understand clients' banking needs better than any of its competitors and gain and keep clients by delivering the best combination of products and services through the right channels and at the right price to meet these needs. Being great at listening to clients, understanding their needs and delivering on these embodies the group's unique differentiation.

In summary

Nedcor's strategy for the next three years is simple: the group is returning to the basics of banking and will be a full-spectrum bank ranging from retail to corporate banking and from basic banking products to complex tailored banking solutions. The bank will operate primarily in Southern Africa and will compete in the market through a relentless focus on better understanding and meeting clients' needs.

Economic review

Overview

The South African economy gathered momentum in 2004, driven by strong domestic demand and an improved global economic climate. Growth of close to 4% was achieved after the relatively modest expansion of 2,8% in 2003. For the third consecutive year robust domestic spending was responsible for driving the economy, while exports staged a modest comeback after a very weak 2003.

The rand's continued strength was again the key to understanding economic trends. It appreciated by 18% against an ailing US dollar and by 12% against the Reserve Bank's basket of currencies, bringing its total appreciation over the past three years against the dollar and the basket to 114% and 61% respectively. Investors remained confident of the currency's short-term outlook against the background of a fading dollar and took advantage of relatively high yields on South African investments. Other supportive factors were the currency's commodity status and sound, consistent macroeconomic policies.

A firmer, more stable currency helped to keep most import prices and inflation in check. More importantly, the decline in inflationary expectations encouraged the South African Reserve Bank to bring interest rates down to levels last seen – briefly – in the early 1980s. This stimulated consumer spending and credit but, more encouragingly, capital formation also picked up as confidence in the durability of the upswing became more entrenched. Firms took advantage of the climate to modernise plant and equipment and plans for further significant investment over the next few years have increased. These range from mining to industry, tourism and construction. The public sector also became more active, with substantial spending on infrastructural projects announced.

However, the rand's strength did have a more dark side. Exports rose, but only modestly, given the strength of the international economic upswing and rising commodity prices. Certain import-replacement industries came under severe pressure as easing global prices and the firmer rand reduced competitiveness. Although manufacturing staged some recovery, this occurred off a low base and was largely based on the pickup in domestic spending. Significant import growth constrained overall economic growth, leading to a further deterioration in the current account deficit.



Dennis Dykes
Group Chief Economist

Outlook

Many of the benign economic conditions that prevailed in 2004 are expected to persist in 2005. The rand is not expected to ease significantly, given expected inflows related to the amnesty, crossborder mergers and persistent dollar weakness. Inflation is therefore likely to remain well within the Reserve Bank's 3% to 6% target range. Despite a rapid rise in consumer credit and spending, this makes any strong rise in interest rates unlikely. Fixed investment activity will also remain strong as the country meets infrastructural needs and starts to gear up in anticipation of the 2010 Soccer World Cup. However, export and import-replacement industries will remain under some pressure, despite continued drives to improve efficiencies.

The key risk to growth is the global economic and financial environment. US and Chinese growth surprised on the upside in 2004, boosting commodity markets and stimulating other economies. However, stimulatory policies in the US are on the wane and severe balance of payments imbalances could have unforeseen effects on currencies and financial markets generally. China has also acted to cool its economy. With little prospect of a strong recovery in Europe and Japan, the combination could lead to a weaker environment than is generally expected, which would have negative implications for South African export prices and volumes.



Chairman's statement



Warren Clewlow
Chairman

It is pleasing to report to shareholders that the Nedcor Group is back on course.

Results for the year show that, while we are still some way off our targeted return on ordinary shareholders' equity of at least 20%, the performance is in fact ahead of the forecasts provided during the year, excluding foreign exchange translation losses, which are largely beyond our control. We are pleased with the progress to date and believe we will achieve our return-on-equity target in 2007, as previously indicated to shareholders.

The results reflect that the margin is improving, mainly from structural changes to the balance sheet, and non-interest revenue has improved from figures reported in the first half, while expenses, on a monthly basis, have started to show a declining trend in line with our recovery programme objectives. As can be expected, it is still too early to see any marked turnaround in advances growth.

I was invited to become Chairman of the Nedcor Group when Chris Liebenberg reached the mandatory retirement age after a long and distinguished career with

The priority of a bank is its integrity and the protection of its capital. Profitability follows. It is not the other way around.

the group. My tenure as Chairman will not be long. I too will be retiring by the 2006 annual general meeting. However, I believe I can, although for a relatively short term, help the group through this crucial phase in its history, at the same time grooming potential successors for my position on the board.

My approach to this responsibility follows a basic business philosophy, which is:

The priority of a bank is its integrity and the protection of its capital. Profitability follows. It is not the other way around.

In taking up this responsibility I set myself the following objectives:

- Help to steady the Nedcor ship.
- Help to set the new course for the group.
- Fully back the new management team and board as they get on with restructuring Nedcor.
- Appeal to our constituency by ensuring we deliver on our promises.

Over the past year I have been privileged to lead a board and executive team members who work well together and trust one another. We acknowledge the sound principles of the past on which this group was built and ensure modernity by constantly adapting to current conditions and today's best practices.

To restore the fortunes of Nedcor it was necessary to confront those issues that have had a negative effect on the group's results.

These can be placed in three categories: Firstly, there were operational issues such as weak and inadequate information systems and management reporting, failed technology strategies, some under-performing assets and also the legal certainty method of assessing bad debts. In addition, the AC133 accounting standard had to be implemented, preparation had to be started for Basel II and steps had to be taken to comply with the Financial Intelligence Centre Act and the Financial Advisory and Intermediary Services Act.

The second issue was the BoE deal. While the merger will be positive for the group in the long run, it was costly and its absorption into the Nedcor Group placed a great strain on the management team. The cash-based structure of the transaction placed too great a burden on the group's resources.

And, finally, the group sat with foreign capital resources well in excess of its requirements and large unhedged fixed-rate liability positions. This proved costly when the rand strengthened significantly against other foreign currencies, and when interest rates dropped by 5,5% in 2003.

Chief Executive, Tom Boardman, and his management team set a challenging and visionary strategy for the group's recovery. I can report that the implementation of this strategy is on course. The successes and detailed progress achieved in this regard are outlined in the Chief Executive's review.

What is important is that management and staff can now concentrate on what they are paid to do – the business of banking and recovering market shares – without sideshow distractions.

Throughout this process we have been fortunate to have had the backing of our major shareholder, Old Mutual plc, and are also appreciative of the support of our other shareholders and stakeholders as the Nedcor Group tackled these difficult issues.

We are confident that his support will be rewarded. The Nedcor team will not let you down.

Financial results

I am pleased with the results for the year. While we are not yet achieving the returns we should ultimately like, the results are ahead of our initial expectations and the steps taken during 2004 have placed the group in a strong position to show healthy earnings growth in 2005.

Income of R974 million attributable to ordinary shareholders shows a significant turnaround from the loss of R1,6 billion for the year to 31 December 2003.

Headline earnings of R1 447 million showed a similar turnaround, compared with the R55 million reported for the year to 31 December 2003. Headline earnings, excluding foreign exchange losses of R1 819 million, was 23,7% above the R1 471 million reported in 2003.

Further details on the results are included in the Chief Financial Officer's report on page 78.

Sustainability

A company cannot focus purely on its financial performance. We are a corporate citizen of the countries in which we operate. We have an obligation to operate in a responsible manner. During the merger and restructure process we obviously focused on the crucial issues of turning the bank around. However, our attention and effort now need to be focused not only on sustaining this turnaround, but also increasingly on other aspects of empowerment, equity and social responsibility. We have set objectives not only to meet the requirements of the Financial Sector Charter, but also to beat these targets. Our progress and objectives are set out in more detail in the Nedcor 2004 Sustainability Report, but I should like to touch on some key issues here.

Black economic empowerment

South Africa cannot exist as an island of prosperity in a sea of poverty. I had truly hoped that black economic empowerment (BEE) would have gone beyond mere equity ownership and embodied the spirit of the African renaissance by encouraging political stability, developing the economic potential of the continent and promoting inter-African trade.

Sadly, this has not been the case in reality. Instead of being a process focused primarily on developing and giving opportunities to our people of hitherto untapped talent, many BEE transactions have benefited a few politically influential and fortunate, and now overstretched, individuals to provide a veneer of legitimacy to claims that ownership is changing in the private sector.

Business needs to ensure that true economic benefits are transferred to a broad base and guard against BEE being about entitlement. We need to include those who can genuinely make a contribution to the future development of our region.

Nedcor is totally committed to BEE that is broad-based and inclusive. To this end we are proposing a deal to shareholders during 2005, which we believe will be to the benefit of the group and all our stakeholders.

Indeed, properly done, BEE holds the promise of strengthening the social fabric by giving vastly great numbers of people a stake in the group.

Employment equity

The group will continue with the process that is well under way of continuously enhancing the quality of life of our employees and that of their families and dependants. This is done through skills development to provide opportunities for career advancement and greater allround job satisfaction. We have a fair representation of black directors, although we need to increase this further, and also have a long way to go with female representation on the board. Our representation of black and female staff has improved over the year, but added emphasis needs to be given to this for us to meet our objectives of being a company that is truly representative of the diverse population within Southern Africa.

Social responsibility

The group remains committed to other areas, such as skills development, community upliftment and corporate social investment, an area in which we have always been strong. This was demonstrated by the external recognition of the programme during the year, as well as the commitment displayed by staff in supporting a number of projects.

Banking sector

Severe criticism has been levelled against our industry in the past for not making banking more accessible to all South Africans. Much of this criticism has been justified, considering that an estimated 13 million people in our country are unbanked.

The introduction of the national bank account, Mzansi, was indeed an important milestone in banking history, as it has provided accessible and affordable entry-level banking services to previously unbanked and underbanked communities for the first time.

The Mzansi campaign goes beyond a banking account and creating a savings culture. An important element of this programme is financial literacy and it is an area where we, as responsible bankers, can play a meaningful role.

As this programme involved large-scale sharing of infrastructure and information among participating banks, it was encouraging to see how fiercely competitive banks cooperated to find a solution to a national problem.

Regulatory pressures

The banking sector the world over has been influenced by several commercial and non-commercial dynamics over the past few years that have had a profound impact on business. In the local banking industry these dynamics have translated into direct legislative and wider regulatory intervention.

The global awakening of the need for enhanced corporate governance structures proved a catalyst for the King II Report on Corporate Governance in South Africa. We have embraced these governance principles and they have been systematically and successfully entrenched throughout the group since being introduced in March 2002.

International efforts at combating organised crime, and money laundering specifically, led to the promulgation locally of the Financial Intelligence Centre Act. Nedcor fully endorses the spirit of the statute and is implementing the programme.

Consumerism and consumer protection were again placed under the spotlight with the introduction of the Financial Advisory and Intermediary Services Act, the requirements of which the group has met successfully.

Other dynamics have been more specific to the South African environment. Addressing historical disparities continues to have a significant effect on the banking industry and the self-regulating Financial Sector Charter and legislative interventions such as the Employment Equity Act benchmark progress in meeting transformation targets. Transformation is of paramount importance to Nedcor. The board established a Group Transformation and Sustainability Committee to provide strategic direction and oversee the implementation of transformation in all its forms across the group. The committee has been given a mandate to finalise Nedcor's widely anticipated BEE transaction.

Arguably the single most significant and influential piece of legislation to affect the way banks will conduct their business is the Basel II Capital Accord.

The Basel II Programme affords Nedcor an undeniable opportunity of transforming the bank into a significantly competitive entity, providing substantial benefits and improving risk management.

As we move into the second half of this decade, it seems unlikely that the banking fraternity will receive any respite from the current wave of legislative and regulatory intervention.

Share option scheme

Shareholders may recall that at the time of the rights issue the anti-dilutionary clause of the employee share scheme meant that staff obtained options at the same discounted price as new shares issued under the rights offer, even for options that were clearly out of the money. This meant that some share option scheme participants benefited more than shareholders, which was never intended and could possibly not have been foreseen when the scheme was developed. I gave an undertaking at the last annual general meeting to change this clause, and you will be pleased to note that we are proposing a change to this clause in the existing share option scheme and at the same time we are proposing to implement a new scheme for any future share options, which we believe improves the structure of the scheme.

Economic outlook

2004 was an important year for South Africa and the banking sector. Our third democratic elections were successfully concluded and the country was awarded the privilege of hosting the 2010 Soccer World Cup. Economic growth rebounded, raising hopes that the economy was moving to a structurally higher plane following years of economic policy reforms, which are now starting to yield positive results. Disciplined policies and more favourable perceptions of South Africa strengthened the rand, contained inflation at its lowest levels since the 1960s and allowed interest rates to ease to 24-year lows. This, in turn, encouraged consumer spending and strong capital formation, particularly in the private sector. All categories of asset prices, from those for residential buildings to those for equities, reflected these positive developments. These positive economic and financial trends are expected to persist in 2005, with key risks more international than domestic in nature.

The banking sector benefited from increased economic activity as well as lower interest rates, which stimulated borrowing and reduced bad debts. The year also saw the start of serious implementation of the Financial Sector Charter, which seeks to redress imbalances of the past. A key feature of the year was increased foreign interest in the domestic banking sector. The possibility of one or more foreign acquisitions has increased, illustrating the improved view of the country's longer-term potential.

Prospects

We end the year in a far better state than we started it. We are now able once again to adopt a longer-term time horizon in our planning rather than focusing on short-term crisis management.

The group has adopted a three-year strategic plan with clearly defined objectives and goals. The goals are challenging, but are no more than we need to achieve to become competitive once again.

The board joins me in expressing its confidence in the committed management team members and we believe they have the tenacity, resolve, experience and intellectual capability to achieve and even exceed their goals.

Board changes and appreciation

During the past financial year further restructuring of the board took place.

Executive directors, Izak Botha, Barry Hore, Derek Muller and Stuart Morris took leave of the board, and my appreciation goes to these gentlemen for the roles played and contributions made as directors over many years.

Derek Muller and Barry Hore remain as key members of the executive team. I welcome Mike Brown, appointed as Chief Financial Officer, and Bob Head from Old Mutual plc as a non-executive director to the Nedcor team.

During the past year three senior board members left the board.

Chris Liebenberg reached the stipulated retirement age and stepped down at the annual general meeting in May. In an outstanding career in every respect Chris served the group for 50 years in many capacities, culminating in his appointment as Chairman. He also served as South Africa's Minister of Finance for two years. We all wish Chris and his devoted wife, Elly, a long and happy retirement and continued good health.

Mike Levett, who retires as Chairman of Old Mutual plc, the holding company of Nedcor, at its annual general meeting in May 2005, also left our board. As with Chris Liebenberg, Mike served the board with great distinction over many years.

And then, sadly, Hixonia Nyasulu, one of our Vice-chairmen, resigned following her direct involvement in a BEE transaction that would lead to a conflict of interest with her Nedcor responsibility.

We shall miss the steady hand and wisdom of these special people.

Following the changes that have taken place over the past year the Nedcor Board now consists of 17 members comprising eight independent non-executive directors, six non-executive directors and three executive directors.

In the banking industry much reliance is placed on the support of and cooperation with the regulator and financial authorities. South Africa benefits greatly from the professional efficiency of these institutions, and I wish to record our appreciation for this cooperation and open relationship that is mutually beneficial in understanding and addressing the major issues affecting our industry.

We express our deep appreciation to all our stakeholders for their ongoing loyal support.

And, finally, I extend my thanks to all our staffmembers for their commitment and dedication during the difficult time of turning this great institution around.



Warren Clewlow
Chairman

Sandown
17 March 2005

Nedcor Limited Directors at 1 February 2005



1 2 3 4

1 **Warren Alexander Morten Clewlow** (68)
(Non-executive Chairman)
(appointed 2000)
Business address
Barlow Park, Katherine Street, Sandton, 2199
Qualifications
OMSG, CA (SA), DEcon(hc)
Occupation
Chairman, Barloworld

Warren is Chairman of Nedcor and Nedbank Limited. He is also a non-executive director of Old Mutual plc. He has been Chairman of Barloworld since 1991. He was previously Chairman of the State President's Economic Advisory Council and Chief Executive of Barloworld and has managed many of its diverse divisions. He is also a non-executive director of Sasol Limited, Rustenburg Wines (Proprietary) Limited, Pretoria Portland Cement and Deputy Chairman of Old Mutual Life Assurance Company (SA) Limited.

Nedcor Board committees
Nedcor and Nedbank Directors' Affairs Committees (Chairman)
Nedcor Limited ordinary shares
2 849 beneficial indirect
Nedbank Limited preference shares: 0

2 **Prof Michael Mervyn Katz** (60)
(Non-executive Vice-chairman)
(appointed 1997)
Business address
Edward Nathan (Proprietary) Limited, 4th Floor, The Forum,
2 Maude Street, Sandown, 2196
Qualifications
BCom, LLB, LLM (Harvard Law School), LLD(hc)
Occupation
Corporate Law Adviser and Consultant

Michael is Non-executive Vice-chairman of Nedcor and Nedbank Limited and Chairman of Edward Nathan (Proprietary) Limited. He is also Chairman of the Commission of Inquiry into the Tax System of South Africa and the Tax Advisory Committee, as well as an honorary professor of Company Law at the University of the Witwatersrand.

Nedcor Board committees
Nedcor and Nedbank Risk Committees (Chairman), Group Credit Committee, Group Finance Oversight Committee, Nedcor and Nedbank Directors' Affairs Committees, Board Strategic Innovation Management Committee (Board Simco), Group Transformation and Sustainability Committee
Nedcor Limited ordinary shares
4 273 beneficial indirect
Nedbank Limited preference shares
475 000 beneficial direct, 105 000 non-beneficial indirect

3 **Maduke Lot Ndlovu** (53)
(Executive Vice-chairman)
(appointed 2001)
Business address
Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications
DipLR (Unisa), MAP (Wits), EDP (North Western USA), AMP (Harvard Business School)
Occupation
Vice-chairman, Nedcor Limited and Nedbank Limited

Lot is Vice-chairman of Nedcor and Nedbank Limited. He is Non-executive Chairman of Africa Milestone Investments Limited, Lafarge South Africa (Proprietary) Limited and the Environmental and Infrastructure Development Trust. He is a non-executive director of Nampak Limited, the South African National Roads Agency and the Community Growth Management Company Limited. He is the Deputy Chairman of the Johannesburg University. He is a member/trustee of the Business Trust (job creation), the Multicultural Development Programme (Deloitte & Touche) and St Anthony's Adult Education Centre. He is a member of the advisory board of the Otis Elevator Company and serves as a commissioner for the Office of the Banking Adjudicator. He is the Patron of Midrand Graduate Institute Milpark Business School.

Nedcor Board committees
Group Credit Committee, Nedcor and Nedbank Risk Committees, Nedcor and Nedbank Directors' Affairs Committees, Group Transformation and Sustainability Committee
Nedcor Limited ordinary shares
18 299 beneficial indirect
Nedbank Limited preference shares: 0



5



6



7

4 Thomas Andrew Boardman (55)
(Chief Executive) (appointed 2002 as director and 10 December 2003 as Chief Executive)
Business address
Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications
BCom, CA (SA)
Occupation
Chief Executive, Nedcor Limited and Nedbank Limited

Tom is Chief Executive of Nedcor Limited and Nedbank Limited. He was formerly Chief Executive of BoE. Previous directorships include the Banking Council, Boardmans and Sam Newman Limited.

Nedcor Board committees
Group Credit Committee (member for purposes of the approval of large exposures only)
Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares
85 000 non-beneficial indirect

5 Christopher John Watkins Ball
(65) (Independent non-executive) (appointed 2002)
Business address
4 Gardenia Lane, Constantia, 7800
Qualifications
Dip Iuris, MA
Occupation
Director of companies

Chris was previously a director of BoE. He is a non-executive director of Nedcor Limited, Nedbank Limited and Imperial Bank Limited.

Nedcor Board committees
Group Finance Oversight Committee (Chairman), Group Audit Committee, Group Remuneration Committee, Group Credit Committee (Chairman), Nedcor and Nedbank Directors' Affairs Committees, Nedcor and Nedbank Risk Committees, Group Transformation and Sustainability Committee
Nedcor Limited ordinary shares
10 000 beneficial direct
Nedbank Limited preference shares
144 300 beneficial direct

6 Michael William Thomas Brown
(38) (Chief Financial Officer) (appointed 2004)
Business address
Nedcor Sandton, 135 Rivonia Road, Sandown, 2196
Qualifications
BCom, Dip Acc, CA (SA)
Occupation
Chief Financial Officer

Mike is a commerce graduate from Natal University. He completed his articles with Deloitte & Touche in Durban and qualified as a chartered accountant in 1990. After working in the United States and England, he joined the NBS Treasury Department in 1993. He then moved to NBS Corporate (later BoE Corporate) and was instrumental in establishing the Specialised Finance and Private Equity Divisions. Following the merger of NBS Corporate and the commercial and industrial lending division of BoE Private Bank, Mike was appointed Deputy Managing Director of BoE Corporate and then Managing Director of the division in 1999. He was appointed an executive director of BoE Limited in October 2001 and to his previous position as Head of Property Finance following the merger of Nedcor, BoE, NIB and CoGHB.

Nedcor Board committees
Group Credit Committee (member for purposes of the approval of large exposures only)
Nedcor Limited ordinary shares
909 beneficial indirect
Nedbank Limited preference shares: 0

7 Richard Gray Cottrell (69)
(Independent non-executive) (appointed 2002)
Business address
18 Rivonia Road, Illovo, 2196
Qualifications
CA (SA), FCA, SEP (Stanford)
Occupation
Director of companies

Rick is a director of African Oxygen Limited, Afrox Healthcare Limited, Glenrand MIB Limited and Imperial Bank Limited. He was previously Executive Officer of the Financial Services Board, Deputy Chairman and Managing Partner of Coopers & Lybrand and member of the then Policy Board for Financial Services and Regulation. He is also past President of The South African Institute of Chartered Accountants.

Nedcor Board committees
Group Audit Committee (Chairman), Nedcor and Nedbank Directors' Affairs Committees, Group Finance Oversight Committee
Nedcor Limited ordinary shares
523 beneficial direct
Nedbank Limited preference shares
29 363 non-beneficial indirect

Nedcor Limited Directors at 1 February 2005 continued



8 9 10 11 12

8 Barry Erskine Davison (59)
(Independent non-executive)
(appointed 2002)
Business address
14th Floor, 55 Marshall Street,
Johannesburg, 2001
Qualifications
BA (Law and Economics)
Occupation
Chairman of Anglo American Platinum Corporation Limited

Barry is Non-executive Chairman of Anglo American Platinum Corporation Limited, an executive director of Anglo American plc, a director of Anglo American Corporation of South Africa Limited, Chairman of Anglo American plc Ferrous Metals Division, a non-executive director of Kumba Resources Limited and a non-executive director of Samancor Limited.

Nedcor Board committees
Group Audit Committee, Group Transformation and Sustainability Committee
Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares
18 700 beneficial indirect

9 Nicholas Dennis (58) (British)
(Independent non-executive)
(appointed 2002)
Business address
3010 William Nicol Drive, Bryanston, 2191
Qualifications
BCom (Hons)
Occupation
Chief Executive, Tiger Brands Limited

Nick is the Chief Executive of Tiger Brands Limited.

Nedcor Board committees
Nedcor and Nedbank Risk Committees, Board Simco
Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares
47 500 beneficial direct

10 Prof Brian de Lacy Figaji (60)
(Independent non-executive)
(appointed 2002)
Business address
118 Upper Kenridge Avenue,
Durbanville, 7550
Qualifications
BSc (Eng), Dip Tertiary Educ, Med, Ded (Coventry University, UK), D Litt(hc) (California State University, Hayward, US)
Occupation
Former Vice-chancellor of the Peninsula Technikon

Brian is the former Principal and Vice-chancellor of the Peninsula Technikon and a member of the Council on Higher Education.

Nedcor Board committees
Group Credit Committee, Group Remuneration Committee, Group Transformation and Sustainability Committee
Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares: 0

11 Robert Michael Head (46) (British)
(Non-executive) (appointed 2005)
Business address
Old Mutual plc, 5th Floor,
Old Mutual Place,
2 Lambeth Hill, London, EC4V 4GG
Qualifications
BA (Oxon), ACA, ACII, FCIB
Occupation
Group Human Resources and Strategy Director, Old Mutual plc

Bob is a non-executive director of Nedcor Limited, Nedbank Limited and Mutual & Federal. He joined Old Mutual plc in February 2003. Prior to that he was Chief Executive of smile.co.uk, Finance Director of egg.com (both UK internet banks) and held various directorships.

Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares: 0

12 Johannes Bhekumuzi Magwaza (62)
(Independent non-executive)
(appointed 1996)
Business address
6th Floor, Corporate Place, Gardiner Street, Durban, 4001
Qualifications
BA, MA (Warwick, UK)
Occupation
Director of companies

JB is a director of Nedcor and Nedbank Limited and was previously Non-executive Chairman of Peoples Bank Limited. He also serves as a non-executive director of Dorbyl Limited and is on the boards of the Development Bank of Southern Africa and Ithala Development Finance Corporation Limited.

Nedcor Board committees
Group Remuneration Committee (Chairman), Group Audit Committee, Nedcor and Nedbank Directors' Affairs Committees, Group Transformation and Sustainability Committee (Chairman)
Nedcor Limited ordinary shares
150 beneficial direct
Nedbank Limited preference shares: 0



13 14 15 16 17

13 Mafika Edmund Mkwanazi (51)
(Independent non-executive)
(appointed 2000)
Business address
3rd Floor,
28 Harrison Street,
Johannesburg, 2001
Qualifications
BSc (Maths), BSc (Elec Eng)
Occupation
Director of companies

Mafika is a director of Nedcor and Nedbank Limited and was Group Chief Executive of Transnet Limited. Directorships include Freight Logistics International Inc, Transnet Limited and SAA.

Nedcor Board committees
Board Simco (Chairman), Nedcor and Nedbank Directors' Affairs Committees, Group Finance Oversight Committee, Group Audit Committee
Nedcor Limited ordinary shares
1 647 beneficial direct
Nedbank Limited preference shares: 0

14 Phuthuma Freedom Nhleko (44)
(Non-executive) (appointed 2002)
Business address
3 Alice Lane, Sandton, 2196
Qualifications
BSc, MBA
Occupation
Group Chief Executive, MTN Group Limited

Phuthuma is the Group Chief Executive of MTN Group Limited, a director of Old Mutual Life Assurance Company (SA) Limited and former Non-executive Chairman and founding member of Worldwide African Investment Holdings Limited.

Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares: 0

15 Julian Victor Frow Roberts (47)
(British)
(Non-executive) (appointed 2001)
Business address
Old Mutual plc, 5th Floor,
Old Mutual Place,
2 Lambeth Hill, London, EC4V 4GG
Qualifications
BA (Hons) (Stirling), FCA
Occupation
Group Finance Director, Old Mutual plc

Julian is the Group Finance Director of Old Mutual plc. He is also a Fellow of The Institute of Chartered Accountants of England and a Member of the Association of Corporate Treasurers. Other directorships include Mutual & Federal Insurance Company Limited, Old Mutual (US) Holdings and King & Shaxton. He was previously the Group Finance Director of Sun Life and Provincial Holdings plc.

Nedcor Board committees
Group Audit Committee, Group Finance Oversight Committee
Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares: 0

16 Cedric Michael Langton Savage
(66) (Independent non-executive)
(appointed 2002)
Business address
Amanzimnyama Hill, Tongaat, 4400
Qualifications
BSc (Eng), MBA, ISMP (Harvard)
Occupation
Chairman: Tongaat-Hulett Group Limited

Cedric is Non-executive Chairman of the Tongaat-Hulett Group Limited and a director of AECI Limited, Datatec Limited, General Motors South Africa (Proprietary) Limited, Harmony Gold Mining Limited, Hulett Aluminium (Proprietary) Limited and Kumba Resources Limited.

Nedcor Board committees
Board Simco, Nedcor and Nedbank Risk Committees, Group Remuneration Committee
Nedcor Limited ordinary shares
8 452 beneficial direct
Nedbank Limited preference shares
212 700 beneficial indirect

17 James Harry Sutcliffe (48) **(British)**
(Non-executive) (appointed 2001)
Business address
Old Mutual plc, 5th Floor,
Old Mutual Place,
2 Lambeth Hill, London, EC4V 4GG
Qualifications
BSc, FIA
Occupation
Chief Executive, Old Mutual plc

Jim is a Fellow of the Institute of Actuaries. He is also Chief Executive of Old Mutual plc. Previously he was Deputy Chairman of Liberty International plc and Chief Executive of Prudential plc's UK division.

Nedcor Board committees
Group Remuneration Committee, Nedcor and Nedbank Directors' Affairs Committees
Nedcor Limited ordinary shares: 0
Nedbank Limited preference shares: 0



Tom Boardman
Chief Executive

Our focus in 2004 was on restoring the business and building a base for the future. We had to implement a recovery programme to arrest the declining performance, adopt a greater external focus to make the group more competitive, restore the dented morale of staff, while at the same time ensuring the long-term sustainability of the business.

Market conditions were generally positive during the year, marked by a stable currency, declining interest rates, low inflation and strong credit growth. Regrettably, while we were focusing our energies internally, we lost market share in the key retail segments of home loans and credit cards. Our competitors, on the other hand, were taking advantage of this favourable climate for the banking industry and showed strong growth.

Commitment to recovery

One of the most rewarding aspects of the past year has been the group's delivery on the commitments that we made to shareholders to address the key issues affecting the group's performance. Significant progress has been made on most fronts. We acknowledge that the benefits of all these actions will be fully realised only over time, but I should like to outline to shareholders what the group had achieved by year-end.

One of the most rewarding aspects of the past year has been the group's delivery on the commitments we made to shareholders.

Balance sheet review and capital raising

Our immediate priorities in the first half of the year were to review the balance sheet, recapitalise the bank, reduce risk and finalise the composition of the executive team.

The review of the balance sheet at the end of 2003 was comprehensive and nothing of substance has subsequently come to light. We are confident that the group's investments and fixed assets are realistically valued and that we have now established a base for the future.

The rights offer was successful in raising R5,15 billion to strengthen the capital base. R2,5 billion of subordinated debt (Tier 2 capital) was repaid from the proceeds of the rights issue, with the balance being used to reduce expensive funding. This improved the balance between Tier 1 and Tier 2 capital.

The group targeted a Tier 1 capital adequacy ratio of at least 7,5% by year-end. It is pleasing to report that, through the rights issue and proactive capital management, the group Tier 1 capital adequacy ratio at 31 December 2004 was 8,1% and total group capital adequacy 12,1%.

Reducing the risk profile

We recognised that the group was holding excess capital in foreign currencies. Over the past year the group repatriated, converted and hedged R5,058 billion of capital sensitive to foreign exchange movements. The foreign exchange translation loss reduced to R372 million from R1,416 billion in 2003.

Interest rate risk was significantly reduced. An active hedging programme was implemented, swapping all new fixed-rate liabilities to floating rates. In addition, the group's R6 billion fixed-rate subordinated debt issued in 2001 and 2002 was hedged against further interest rate movements from July 2004. Interest rate risk was further reduced with the expensive unhedged fixed-rate negotiable certificates of deposit (NCDs), promissory notes (PNs) and retail fixed deposits in issue at December 2003 having matured by April 2004.

Executive management team

In appointing the Group Executive Committee (Group Exco), we focused on attracting a core of young leaders who are committed to restoring and transforming the group.

The remaining appointments made in 2004 included Philip Wessels as Chief Risk Officer in May, and Mike Brown as Chief Financial Officer in June. Advocate Selby Baqwa was appointed Head of Group Compliance and Corporate Governance and joined the Group Exco in November.

On a disappointing note, we bid farewell to two members of the team. Pete Backwell, Head of Nedbank Retail, resigned to follow business interests in the agricultural sector, while our Human Resources Director, Ivan Mzimela, left for a position in the leisure sector. Rob Shuter has replaced Pete as Head of Nedbank Retail and he has already started to make his mark in this area of crucial importance to the group. Nolitha Fakude took on the responsibility for Group Strategy and Corporate Affairs from Rob Shuter and Derek Muller has assumed the additional portfolio of Human Resources until a new Head of Human Resources has been appointed.

Clear strategic direction

Other areas of the recovery programme have a longer-term horizon. The strategy is to focus on the core business of banking. As a result the group implemented a programme to dispose of non-core businesses and in 2004 R2 billion of non-core assets were sold.

Offshore businesses Chiswell Associates, the Stenham Group, BoE Life International, BoE International Fund Services and BoE International Fund Managers were sold. The group has also exited its Asian operations. Edward Nathan & Friedland, the corporate law advisory business, was sold, as well as land at Century City and other property investments.

As part of the strategic review the group's alliances and joint ventures were reevaluated. A mutual decision was taken to terminate the arrangement with the JD Group, and the group acquired Capital One's interest in the American Express and the Peoples Bank microlending ventures.

The Strategic Recovery Programme was initiated to reverse the trend of expenses growing at a higher rate than revenue. As part of the restructure and cost reduction programme, the staff headcount was reduced by 3 102 people, from 24 205 to 21 103. This was achieved through voluntary retrenchment of 1 439 people, business-initiated retrenchment of a further 596, the sale of businesses and natural attrition. Care was taken not to affect the client-interfacing areas of the business and the majority of the retrenchments were in support divisions.

Merger

The integration of BoE was probably the single biggest operational challenge – and opportunity – that the group has faced. It is gratifying to report that the merger was largely completed by the end of 2004. The remaining client migrations from the BoE merger were completed on time and within budget. A total of 115 000 BoE Business Banking clients, with loans of R10 billion and deposits of R4 billion, were migrated onto Nedbank systems, with a client loss of less than 3%. Some 700 000 NBS clients were migrated onto Nedbank and Peoples Bank systems, with minimal client loss. More than 12 600 contracts for Property Finance clients, with loans of around R8 billion, were migrated onto the Property Finance SAP system, also with minimal client loss.

Financial performance

While a significant amount of work still needs to be done to achieve the financial targets for 2007, it is pleasing to note the progress made in 2004. Headline earnings grew from R55 million in 2003 to R1,447 billion this year, while headline earnings, excluding foreign exchange losses of R1,819 billion, were 23,7% up on the 2003 figure of R1,471 billion.

Attributable income showed a recovery from the R1,6 billion loss to a R974 million profit this year.

Net interest income increased by 11% to R7,567 billion, while non-interest revenue, excluding foreign exchange translation losses, increased by 3% to R8,197 billion.

The financial results are detailed in the Chief Financial Officer's report on page 78.

Staff

It is difficult to quantify the impact of the retrenchment programme on staff morale. We are aware of the stress that this placed on our people and have focused extensive resources on restoring staff morale and positioning the group as an employer of choice. I am confident that the morale is stabilising. Strategy, values and brand workshops were held throughout the country, allowing staff to share their views and participate in the development of the strategy that the group is now following. Internal communications programmes were also enhanced to ensure staff were kept abreast of changes, problems and successes in the group. Staff incentive schemes have been revised and all staff have performance measurement standards that reward the right behaviours.

Sustainability

Throughout what was a difficult year we have remained cognisant of our role as a responsible corporate citizen and continue to focus on the long-term sustainability of our business and our country. Our efforts in this area have been recognised through the group's inclusion in the JSE Socially Responsible Investment (SRI) Index and being one of only four South African corporates to have been included in the Dow Jones World Sustainability Index.

An independent survey conducted by Trialogue saw Nedcor rated by non-governmental organisations as the 'financial company with the strongest contribution to development' and rated Nedcor third-best corporate grantmaker out of 48 competitors. In the annual *Mail & Guardian* Investing in the Future Awards, Nedcor was recognised for the best corporate social responsibility report.

Strategy

The group's vision is:
'To become Southern Africa's most highly rated and respected bank . . . by our staff, clients, shareholders, regulators and the communities in which we operate.'

The core values underpinning the vision are:
- **integrity;**
- **respect;**
- **accountability;**
- **pushing beyond boundaries; and**
- **being people-centred.**

The strategy is simple: we are returning to the basics of banking. We are a full-spectrum bank ranging from retail to corporate banking and from basic banking products to complex tailored banking solutions. The bank will operate primarily in Southern Africa.

Currently our strategic focus is to:
- drive transactional banking;
- build a high-performance culture in which staff exceed client expectations;
- align the organisation to ensure a client-driven business model, with the authority and ability to service clients in an optimal way;
- move beyond transformation and become a company that is truly representative of the diversity of the people in Southern Africa; and
- optimise the mix of business to ensure that we maximise returns to shareholders at the lowest possible level of risk.

This strategy is set out in further detail in the Group Strategy section on page 12.

Business model

In last year's annual report I stated that '. . . *a lack of accountability in the group has been one of the single biggest causes of poor performance*'. The operational structure was simply not aligned with the needs of the business.

To address this structural deficiency, we developed a new business model that has been designed to devolve authority and transfer decisionmaking into the client-facing units in order to improve service delivery to clients. This will lead to enhanced accountability, a greater understanding of client needs, improved service levels and faster decisionmaking.

The single biggest change to the group structure was the integration of areas of the former Technology and Operations Division into the client-facing divisions, and in particular into Nedbank Retail. Branch operations were fully integrated within Nedbank Retail, which involved a change in reporting line for 4 641 staff. A large amount for central costs that were previously unallocated have now been assigned to the client-facing businesses from January 2005.

Brand strategy

The group's brand strategy has also been reviewed. Nedcor has traditionally operated a multibrand strategy, which positioned the bank as a niche player aimed at selective target markets. We will be adopting a single-brand strategy for the group under the Nedbank banner. The Nedbank Group will be positioned as aspirational to all markets. We own a powerful franchise and need to maximise the benefits for all stakeholders.

Shortly after the merger with BoE in 2002 the group operated under 22 different brands, and this has now been scaled down to eight, which could be further streamlined over time.

We need to listen to clients, understand their needs and deliver what they want. The first stage of this has been encapsulated in the current marketing campaign of 'listening'.

Prospects

As the benefits of the increased focus on client service become evident, the group expects to show growth in advances and anticipate maintaining its market share in the second half of 2005.

We expect margins to continue to improve as a result of:

- the expensive, unhedged short-dated fixed-rate funding having matured by the end of April 2004;
- the positive endowment effect of the rights offer proceeds for the full year from 2005 onwards;
- offshore capital being repatriated and earning higher yields in rands; and
- the hedging of the fixed-rate subordinated debt and its maturity profile.

The group will focus on growing transactional revenue. Revenue is anticipated to continue to improve and costs to reduce as the group's initiatives under the three-year plan are implemented. The group will also benefit from a significant reduction in one-off merger and recovery programme costs.

The directors and management are aware that a considerable amount of effort lies ahead in the recovery programme. The business is, however, well-placed to deliver improved earnings growth in 2005.

The detailed three-year plan anticipates that the group will maintain market share in Nedbank Retail from the second half of 2005. Over the next three years the compound annual revenue growth is targeted to grow at 9% more than the compound annual growth in expenses. The plan focuses on growing transactional revenue through a combination of focused teams, cross-selling, upselling, improving client service, consistent pricing and bancassurance initiatives. Nedbank Retail has been identified as a critical growth area.

The group's 2007 target of achieving a return on average ordinary shareholders' equity of 20% and an efficiency ratio of 55% remains unchanged.

Thanks

As the turnaround of the bank becomes a reality, I would like to acknowledge the incredible efforts of everyone at Nedcor in what has been a very difficult year. The delivery on our commitments to shareholders would not have been achieved without everyone working in a collaborative manner. I'd like to thank the Chairman and the board for their guidance and unwavering support. I am particularly grateful to all the staff at Nedcor who have worked tirelessly to get the bank back on track, often under very difficult circumstances. I would also like to acknowledge all our families who have supported us during the last year.

Without our clients we don't have a business, so I would like to thank all Nedcor's clients who have stood by us through thick and thin.

Tom Boardman
Chief Executive

Sandown
17 March 2005



Operational review

Nedbank Corporate



Graham Dempster (49)
Managing Director: Nedbank Corporate
BCom (CTA), CA (SA)
25 years' service

Graham joined the group in 1980 in the Corporate Finance Division of UAL Merchant Bank. He was promoted to General Manager of the division in 1987, and was appointed as Joint Head of the Special Finance Division in 1989. In 1992 he moved to Nedcor Bank, initially in a general management role on strategy, and was appointed as Head of the International Division in 1998. He assumed responsibility for the Corporate Banking Division in 1999 and Nedbank Corporate in late 2003.

Management team

Paul Baloyi (48)
MBA
Managing Director: Nedbank Africa
10 years' service

Frank Berkeley (48)
BCom, BAcc, CA (SA)
Managing Director: Property Finance
10 years' service

Adriaan du Plessis (45)
BCom (Hons), CTA, CA (SA), HDip (Co Law), CAIB (SA)
Divisional Director: Transactional Banking
14 years' service

Keith Hutchinson (46)
BCom, BCompt (Hons)
Divisional Director: Risk Management
15 years' service

Ingrid Johnson (38)
BCom, BAcc, CA (SA)
Managing Director: Business Banking
11 years' service

Mfundo Nkuhlu (38)
BA (Hons)
Managing Director: Corporate Banking
1 year's service

Anton Redelinghuis (55)
MCom, CA (SA)
Divisional Director: Finance
17 years' service

Murray Stocks (38)
BCom
Divisional Director: Shared Services
13 years' service

Ashley Sutton-Pryce (51)
BA
Divisional Director: Human Resources
31 years' service

Heinz Weilert (41)
MCom, CA (SA), FIISA
Divisional Director: Strategy – Nedbank Investor Services
3 years' service

Overview

Nedbank Corporate comprises the client-focused businesses of Corporate Banking, Business Banking, Property Finance, Nedbank Africa and the specialist businesses of Transactional Banking and Shared Services. These businesses focus mainly on providing lending, deposit-taking and transactional banking execution services to the wholesale banking client base of Nedbank.

Nedbank Corporate's strengths lie in its strong corporate, business and property finance franchises and their regional presence, particularly in Gauteng, KwaZulu-Natal and the Western Cape. While all of its businesses have significant presences in the urban areas of each of these regions, the Business Banking operations cover many of the country's rural and semirural areas. Nedbank Corporate also benefits from strong client relationships, which provide an excellent opportunity to cross-sell the products and services offered by Nedbank Corporate's divisions as well as by Nedbank Capital and Nedbank Retail.

The decentralised model, industry specialisation skills and client-centric approach ensure excellent business banking relationships. Client-focused structures, such as dedicated bankers, have resulted in strong relationships with the larger corporates and Business Banking clients alike. Nedbank is the leader in commercial and industrial property finance.

Strategy/Objectives

A key objective of Nedbank Corporate is to position its divisions to adopt a consistent set of principles in terms of efficient deployment of capital, risk propensity, pricing, marketing and rewards to enhance the return on economic capital employed. In addition, while it is recognised that its top-tier corporate clients will continue to utilise the services of many banks, mid-tier corporate clients provide Nedbank Corporate with the opportunity to realise its strategy of becoming the primary banker of those clients.

In line with group objectives Nedbank Corporate is focusing on driving client acquisition and retention by improved client satisfaction and service standards, reducing problem incidence and improving problem resolution. The focus is on proactively offering client solutions, leveraging off the extensive regional presence and industry specialisation and enhancing client-focused structures. Strategies are now also in place for optimising both client and product mix.

Nedbank Corporate aims to go beyond the regulatory transformation targets to leverage its black economic empowerment (BEE) financing strengths and is striving to become the custodian of empowerment initiatives in terms of BEE as well as small and medium enterprises' financing.

Financial highlights and statistics

Nedbank Corporate for the year ended 31 December

		2004	2003
Average assets			
Rbn			
Cash and short-term funds		1	
Other short-term securities		1	1
Government and public sector securities		2	2
Derivative instruments			
Mortgage loans		37	32
Leases and instalment debtors		11	10
Loans and overdrafts		49	62
Other assets		17	1
Total assets		118	108
Total interest-earning assets		117	107
Current and savings accounts		17	13
Deposit and loan accounts		92	85
Allocated capital		9	10
Total liabilities		118	108
Income statement			
Rm			
Net interest income		4 061	4 001
Non-interest revenue		2 168	1 714
Gross operating income		6 229	5 715
Impairment of advances		266	564
Income after impairment of advances		5 963	5 151
Operating expenses		2 944	2 704
Merger expenses		31	7
Recovery programme expenses		114	
Profit from operations		2 874	2 440
Attributable earnings of associates and joint ventures		33	5
Profit before taxation		2 907	2 445
Taxation		768	603
Profit after taxation		2 139	1 842
Minority interest income attributable to ordinary shareholders		27	1
Headline earnings		2 112	1 841
Selected ratios			
Return on average assets	%	1,79	1,70
Return on average equity	%	23,43	18,96
Interest margin	%	3,47	3,73
Impairments to net interest income	%	6,6	14,1
Non-interest revenue to gross income	%	34,8	30,0
Efficiency ratio	%	49,6	47,4
Effective tax rate	%	26,4	24,7
Number of employees		4 074	4 651

Target market and activities

Corporate Banking, which targets companies with an annual turnover in excess of R400 million, generates business for the bank through lending, transactional banking, structuring and advisory fee-income opportunities, significant wholesale funding, treasury execution, custodial services and global trade activities. Corporate Banking has a market share just above 20% in both deposit-taking and lending, with a lower share of transactional banking.

Business Banking, which targets companies with annual turnovers ranging up to R400 million, differentiates itself by its decentralised and client-centric approach. It has a market share of approximately 23% and offers the full spectrum of commercial banking products and related services.

Property Finance specialises in commercial and industrial property finance in the middle to large corporate market. With its significant regional footprint, it is the largest financier in the commercial property market in the country, with an approximate market share of 35%. The division also participates on an equity basis in large property developments in partnership with selected clients.

Nedbank Africa has banking operations in Lesotho, Malawi, Namibia, Swaziland and Zimbabwe. Nedbank Africa's operations aim to offer both retail and wholesale products in each region. Where possible, the regional operations leverage off the South African divisions for skills and systems platforms.



Review of the year

During the course of the year the focus was on developing clear strategies for Nedbank Corporate and its business units, leading to redefined business and management structures. The newly appointed executive committee included members with experience in client value management and risk management methodologies aligned with the Basel II Programme. The process has positioned the businesses well for the future, enabling the promotion of a number of senior black managers in line with our commitment to going beyond transformation.

Nedbank Corporate's key strategic thrust is to be the primary banker of its clients, providing a full range of banking services supporting the universal bank strategy. In line with this objective a dedicated Transactional Banking Unit (responsible for the full suite of transactional banking products, including current accounts, payments and electronic banking) was established to enable the business units to complement the strong market shares in lending and deposit-taking with similar market shares in transactional banking services. A comprehensive electronic banking channel convergence project is in place to consolidate channels and payment platforms with increased functionality and ease of use.

In line with the goal of creating more-client-driven business segments Asset-based Finance was moved from the Property Finance Division into Business Banking. This will aid in cross-sell initiatives, given the large client overlap.

The Corporate Banking Division operates collaboratively with many specialist product units in the bank, and an enhanced working relationship with the investment banking units has been introduced to facilitate greater market penetration and a deeper understanding of the total services provided by the bank to clients as well as client profitability. This integrated approach leads to innovative client solutions and is a key market differentiator.

As part of the broader group reorganisation, and to ensure that centres of excellence and core competencies are maintained and duplication eliminated, an Integrated Operations and Shared Services Unit (including groupwide responsibility for payments, trade finance processing activity and key electronic banking platform product developments) was consolidated into Nedbank Corporate. This unit will work closely with the current Transactional Banking Sales and Sales Support Unit.

The scaling back of the group's Asian operations following the strategic decision to focus on Southern Africa is largely complete.

To improve accountability, remove duplication and reduce costs, the average staff complement was reduced by approximately 400 during the year, predominantly through a voluntary retrenchment exercise. Incentive reward schemes are in place and management has conducted a number of detailed strategy briefings with staff to create a performance-driven culture and ensure a common vision. In line with our commitment to transformation, challenging employment equity targets have been established.

The 115 000 BoE Business Banking client accounts were successfully transferred onto Nedbank systems by April 2004, with low client losses, as well as the remaining R8 billion worth of Property Finance clients onto the Property Finance SAP system. The focus is now on delivering, measuring and improving client service.

Despite lower interest rates, the corporate debt appetite was muted, as companies were largely cash flush and entering the bond market directly. Business Banking has benefited from continued growth of small and medium enterprises, driven by a good economic environment and growth of BEE. The more favourable economic environment has also led to an improvement in credit growth, which is expected to remain strong.

Financial review

Nedbank Corporate increased headline earnings by R271 million (14,7% up on 2003), notwithstanding the asset reductions (referred to later) and a significant decline in the endowment earned on the capital employed in the business and low-interest-bearing current accounts. This growth arose mainly from:

- growth in business volumes;
- improvement in the funding margin;
- price increases in non-interest revenues;
- first-time full-year consolidations of Nedbank Namibia and Fasic;
- improvement in credit impairments, driven by healthy recoveries, effective credit management and the benign interest rate environment;
- property investment listed loan stock valuation; and
- containment of operating expenses (after excluding the impact of the mortgage origination fees and Fasic businesses).

A focus on asset quality, both in terms of credit quality and return on equity, gave rise to a proactive reduction in the loan book of approximately R6,2 billion, primarily in Corporate Banking. Nedbank Corporate has reduced its exposure to potentially higher-risk books in the low-interest rate environment, leading to a reduction in the level of risk and bad-debt experiences in 2004.

Strategic recovery and merger programme expenses of R145 million (prior year R7 million) impacted on Nedbank Corporate's results.

Prospects

There is significant opportunity for Nedbank Corporate to grow its transactional banking business. A transactional banking team is in place, system improvements are occurring and there is an enhanced focus on cross-sell opportunities.

Other initiatives for 2005 include a focus on improved integrated client service, leveraging the cluster's BEE and public sector expertise, improving the product and client mix and growing the Africa business. In addition, further streamlining of internal processes will continue.

Although infrastructure spending appears to be on the increase, the corporate debt appetite is expected to remain muted in 2005, as companies are generally cash flush and are increasingly raising debt in the bond markets. Relatively strong growth in the business banking arena is expected, driven by favourable economic factors and growth in BEE companies.

Nedbank Capital



Brian Kennedy (44)
Managing Director: Nedbank Capital
BSc (Eng), MSc (Eng), MBA, AMP (Harvard)
9 years' service

Brian started his career in engineering before joining FirstCorp Merchant Bank. He joined BoE Merchant Bank in 1996 and was appointed Managing Director in 1998. Brian led Capital Markets following the merger and in November 2003 was appointed to the Group Executive Committee of Nedcor.

Brian has extensive experience in both debt and equity capital markets and has been actively involved in the design and execution of innovative solutions for top South African corporates and parastatals. He has been instrumental in developing and driving the strategy within Nedbank Capital.

Management team

Brandon Doyle (36)
BCompt (Hons), CA (SA)
Head: Investment Banking – Corporate Finance, Private Equity and Coverage Banking
4 years' service

Jean du Plessis (56)
BCom (Hons), MBL
Managing Director: Nedcor Securities
14 years' service

Patrick Jackson (51)
BA LLB, LLM (Cambridge), HDip Tax
Managing Director: Equity Capital Markets
7 years' service

Peter Lane (48)
BCom, FIFM, CAIB
Head: Treasury and Debt Capital Markets
14 years' service

Anton Taljaard (38)
BCom (Hons), CA
Head: Specialised Finance
8 years' service

Mark Weston (41)
BCA, CA (NZ)
Chief Operating Officer
15 years' service

Overview

Nedbank Capital, formed in January 2004, comprises the group's investment banking business. It consists of a number of divisions that together manage the structuring, lending, underwriting and trading businesses. It is unique in the South African market with an offering that stretches from equity research to the provision of long-term project financing, enabling Nedbank Capital to compete effectively not only domestically, but also with international investment banks operating in the South African market.

2004 has been an eventful year. A new executive team was appointed and appropriately incentivised, and the Debt and Equity Capital Markets Divisions were created and integrated to align the trading and structuring functions. Good progress has been made in implementing an investment banking model and developing a single house approach to add more value to the client base.

There was an acceleration in activity during the second half of the year, resulting in some noteworthy transactions. In 2005 the division will be focusing on black economic empowerment (BEE) opportunities as well as leveraging its expertise in chosen sectors, working together with Old Mutual and Nedbank Corporate.

Strategy

Nedbank Capital's vision is to be the investment bank to beat or join.

Its core purpose is to deliver integrated investment banking services and solutions beyond client expectations.

Key strategic initiatives for 2004 were to:

- bed down and leverage the new structure and business model;
- review non-performing/non-core businesses, such as Edward Nathan & Friedland (ENF);
- develop cross-sell opportunities within the Nedcor Group;
- leverage the top four market position;
- focus on new products and innovation;
- drive securitisation and BEE initiatives;
- create a dedicated product development unit; and
- develop the brand and image.

Target market and activities

Nedbank Capital seeks to provide seamless specialist advice, debt and equity raisings and execution and trading capability in all the major South African business sectors. Principal clients include the top 200 domestic corporates, as well as parastatals, leading financial institutions, non-South African multinational corporates and clients undertaking major infrastructure and mining projects in Africa, as well as emerging BEE consortiums.

Debt Capital Markets deals with securitisation and bond origination businesses, and provides interest rate solutions. In 2004 the division structured and brought to market Synthesis, Nedbank's R15 billion asset-backed commercial paper programme.

Equity Capital Markets, the equity derivatives operation, provides hedging and structuring services to corporate, institutional and retail clients and includes an alliance with Macquarie Bank Limited. This division exploits the synergies between trading and structuring equities.

Investment Banking includes the group's corporate finance, private equity and coverage teams. Primary services include umbrella advice and arranging for multidisciplinary transactions, merger and acquisition advice, corporate restructuring, BEE transactions, stock exchange listings, disposals, primary equity investing, management and leveraged buyout funding, provision of mezzanine finance, privatisations and capital raising and arranging. The Sponsor Unit represents 43 JSE-listed companies and the private equity team manages a portfolio of over R1 billion, which includes some 61 investments.

Specialised Finance provides debt financing solutions with a portfolio of services including finance for resources, energy, infrastructure and structured financial solutions. The division is currently expanding into retail, healthcare and diversified industrials.

Treasury is the group's interface with financial and investment markets, locally and internationally. It manages market-related risk for clients and the Nedcor Group, including currency-, interest-rate- and equity-related exposures.

Taquanta, a broad-based empowerment consortium, operates in the asset management, treasury solutions and stockbroking fields.

Nedcor Securities (Pty) Limited is the institutional equities business of the group. It provides research, sales and trading services to major institutions.

Review of the year

During 2004 all positions in Nedbank Capital were evaluated and a new executive team was appointed. A performance-based incentive scheme was implemented and communicated early in 2004.

Debt Capital Markets was ranked joint first for listed deals on the Bond Exchange of SA (BESA) and the only dual-rated asset-backed commercial paper (ABCP) conduit in the SA market was launched. Equity Capital Markets issued the first share instalment product in South Africa, retained its dominant position in

Financial highlights and statistics

Nedbank Capital for the year ended 31 December

		2004	2003
Average assets			
Rbn			
Cash and short-term funds		6	6
Other short-term securities		7	11
Government and public sector securities		13	10
Leases and instalment debtors			
Loans and overdrafts		27	21
Other assets		8	20
Total assets		61	68
Total interest-earning assets		54	60
Current and savings accounts		1	1
Deposit and other accounts		57	64
Allocated capital		3	3
Total liabilities		61	68
Income statement			
Rm			
Net interest income		931	585
Non-interest revenue		1 509	1 720
Gross operating income		2 440	2 305
Impairment of advances		65	182
Income after impairment of advances		2 375	2 123
Operating expenses		1 090	902
Fees due to alliance partners		19	36
Merger expenses			27
Recovery programme expenses		52	
Profit before taxation		1 214	1 158
Taxation		334	321
Profit after taxation		880	837
Minority interest income attributable to ordinary shareholders		2	
Headline earnings		878	837
Selected ratios			
Return on average assets	%	1,44	1,23
Return on average equity	%	30,87	33,42
Interest margin	%	1,71	0,97
Impairments to net interest income	%	7,0	31,1
Non-interest revenue to gross income	%	61,8	74,6
Efficiency ratio	%	47,6	41,9
Effective tax rate	%	27,5	27,7
Number of employees		602	853

the single-stock futures market and became one of the leading warrant desks in South Africa.

There has been good progress in implementing an investment banking model and developing a single house approach to add more value to the client base. Sectoral specialist teams were created for resources, infrastructure, energy and BEE.

During 2004 a closer working relationship was developed with Nedbank Corporate and Old Mutual to focus on improved client service and cross-sell opportunities.

The Specialised Finance team acted as lead arranger, joint underwriter and cofunder in respect of the significant BEE transaction that saw Tiso gain outright control over Idwala.

In the Treasury, Money Market and Asset and Liability Management (ALM) portfolio trading desks were established, as well as retail deposit desks. Business Banking and the retail sales desk implemented a creditless-dealing model to give non-Nedbank clients access to the Nedbank dealing room. Taquanta was launched as a demonstration of Nedbank's commitment to BEE, skills transfer and enterprise development.

The private equity portfolio was dynamically managed, with 19 disposals and eight new investments. The Corporate Finance Division, whose client base expanded over the year, was ranked the top domestic merchant bank by dealflow in the most recent and definitive Ernst & Young Mergers and Acquisitions Survey. For general corporate finance activity, the team secured first position by deal value and deal flow in both the Investment Adviser and Sponsor categories in the DealMakers 2004 survey.

According to the *Financial Mail* Ranking the Analysts Survey in May 2004 Nedcor Securities was ranked as the number one domestic equity research house in South Africa and joint second overall.

During August Nedbank Capital took responsibility for the London operation. Staff have been co-located with Old Mutual and a matrix reporting structure has been introduced. NIB Namibia was also restructured and aligned more closely with Nedbank Namibia.

The sale of ENF in December supported the strategic aim of addressing non-core businesses.

A more rigorous structured process was implemented for developing, monitoring and converting the deal pipeline. An acceleration in activity occurred during the second half of the year, including:

- African Bank: R1 billion corporate bond issue (arranger and placement agent);
- Idwala: R500 million acquisition funding (lead arranger, joint underwriter and cofunder);
- Incwala: R200 million preference share funding (co-arranger and funder);
- Matola Gas Company (MGC) – Mozambique: US$22,1 million limited-recourse funding (arranger and funder);
- Metcash: R1,3 billion management buyout (lead arranger: private equity, term and working capital funding, transactional bank);
- Rolls Royce Power Plant – Mali: US$14,9 million limited-recourse funding (arranger and funder);
- SABMiller: R3,8 billion takeout of minorities of ABI (adviser to SABMiller);
- Sun International: R1,3 billion takeout of SISA minorities (adviser to SISA);
- Tiger Brands: R3,7 billion Spar unbundling and listing (adviser and transactional sponsor to Tiger Brands).

Prospects

Nedbank Capital's results are highly dependent on levels of corporate activity, new projects, as well as the volatility in foreign exchange, interest rates and equity markets. With the forecast infrastructural and energy investment in Southern Africa, in addition to the acquisition finance required to fund BEE deals, Nedbank Capital, with its sectoral teams, is well-positioned to participate in this activity over the next three years.

With Nedbank Capital's established client base and market share, the business can play a leading role in the advisory and private equity market. Further, with global trends of developing debt capital markets and disintermediation, Nedbank Capital is well-placed to successfully offer the off-balance-sheet debt solutions that clients will require.

Equity derivative usage is likely to increase in response to the ongoing demands of regulatory changes, Financial Sector Charter (FSC) requirements, accounting standard revisions, and social or FSC obligations. Through the Macquarie joint venture and the other operations within the business, Nedbank Capital clients have access to a complete equity derivative offering.

The introduction of funds transfer pricing (FTP) enables Treasury's traders to quantify returns with more certainty, providing an opportunity to leverage off the relatively conservative trading risk appetite, given the highly developed market risk controls and monitoring already in place.

In conclusion, Nedbank Capital has put the building blocks in place to satisfy the full spectrum of client demands. The years ahead will see a focused coordinated effort to deliver integrated investment banking services and solutions beyond our clients' expectations.

Nedbank Retail



Rob Shuter (37)
BCom, CA (SA)
Managing Director: Nedbank Retail
5 years' service

After completing his articles with Deloitte & Touche, Rob joined BoE Merchant Bank. In 1994 he joined the Corporate Finance Division of Standard Corporate and Merchant Bank (SCMB), and was promoted to Joint Head of Corporate Finance in January 1997. In April 1998 he was appointed Head of Investment Banking at SCMB. After a brief stint at Computer Configurations Holdings Limited, a client of SCMB, he joined the Nedcor Group as Head of Corporate Finance in early 2000. Rob was appointed Director: Group Strategy and Corporate Affairs in November 2003. In September 2004 Rob was appointed Managing Director of Nedbank Retail. He is a member of the Nedcor Group Executive Committee.

Management team

Gavin Cookman (42)
BA (Hons), Cours de la Civilisation Française (Sorbonne)
Managing Director: Retail International
1 year's service (Old Mutual plc)

Sydney Gericke (46)
BCom (Acc), BCom (Hons), MCom, CPA, SEP (Insead)
Managing Director: Nedbank Card
16 years' service

Ingrid Hindle (40)
BCompt (Hons), CA (SA)
Divisional Director: Retail Shared Services
15 years' service

Dennis Jackson (43)
BCom, CAIB (SA), MBL
Divisional Director: Retail Strategy, People and Projects
2 years' service

David Macready (46)
BCom (Hons), CA (SA), SEP (Harvard)
Managing Director: Retail Bancassurance and Wealth
7 years' service

Sakhiwo (Saks) Ntombela (37)
BSc Eng (Natal), MBA (UCT)
Managing Director: Retail Product Solutions
1 year's service

June Tudhope (47)
BAcc, CA (SA)
Managing Director: Nedbank Home Loans
1 year's service

Clive van Horen (38)
BCom, CA (SA), BSocSci (Hons), PhD (Economics)
Managing Director: Retail Banking Services
5 years' service

Target market and activities

Nedbank Retail serves the financial needs of individuals and small businesses, providing credit, lending, savings, investment, insurance and transactional products and services.

Target markets are clearly identified and range from entry-level transactional banking to the high-income segment. These markets have been serviced through the brands within the Nedbank Retail stable, being Nedbank, Peoples Bank, Old Mutual Bank, Pick 'n Pay Go Banking, BoE Life, BoE Private Clients, Fairbairn Private Bank and Fairbairn Trust.

Review of the year

The Strategic Recovery Programme initiated towards the end of 2003 to address the group's financial under-performance has resulted in a year of significant change for Nedbank Retail.

The move towards a rationalised brand portfolio, consolidated product offerings and a more cost-effective footprint resulted in the buyout of the minority 30% holding of the black economic empowerment (BEE) consortium in Peoples Bank. During 2004 approximately 700 000 NBS clients were successfully migrated to Peoples Bank. With the necessary regulatory approvals, Peoples Bank is now a division of Nedbank.

The joint ventures with Capital One and the JD Group were terminated and the holdings in the Stenham Group, BoE Life International, BoE International Fund Services, BoE International Fund Managers and Chiswell Associates sold.

There was good growth in earnings from two of our joint ventures with Old Mutual, namely BoE Private Clients and BoE Life. Nedcor Retail Investments grew assets under management by 63% from R8,2 billion to R13,4 billion and doubled profits for the second year in succession.

Despite the low levels of staff morale and unfortunate but unavoidable retrenchments, Nedbank Retail was still able to keep its client-centric focus and received three accolades from the Office of the Banking Adjudicator, being top honours for excellence in Customer Complaint Handling, the Code of Banking Practice Award for adherence to the code (second consecutive year) and an individual excellence award. At the International Investment Offshore Fund & Product Awards, in association with Standard & Poor's, Fairbairn Private Bank was the winner of Best Offshore Bank Group for 2004.

The focus on developing leadership at all levels in Retail was demonstrated through the continuing Uhuru Programme and the enrolment of 200 'climbers' during 2004. Summited Uhuru participants play a significant role in specific business initiatives and, as these numbers grow, the potential of institutionalising the Community of Leaders becomes more of a reality.

The Sisonke Programme was once again the recipient of both local and international recognition from various esteemed public relations forums. The Retail Sisonke Journey was a finalist in the PR NEWS Platinum PR Awards programme (international) in the Employee Relations category.

The Local Hero Programme was one of only two community development projects to receive an award at the Loerie Awards. The programme received a Bronze Award. The Team Challenge 2003, which ended in March 2004, was a finalist in the *Mail & Guardian's* Investing in the Future Awards in the category for the Best Corporate Employee Involvement Programme.

During the second half of 2004 Branch Operations was integrated into the Retail Division to improve client service, create a common vision and remove duplications. This resulted in the Nedbank Retail staff complement increasing by approximately 5 000 people.

Following the appointment of Rob Shuter as Head of Nedbank Retail in September 2004 the cluster was reorganised to improve client service, reduce resource duplication and increase accountability. This resulted in the appointment of a new divisional executive team, the integration of the operational and support structures into Nedbank Retail and the formation of integrated standalone card, home loan and personal loans businesses.



Strategy

Nedbank Retail is committed to playing its part in achieving the Deep Green aspirations and the vision of becoming Southern Africa's most highly rated and respected bank by staff, clients, shareholders, regulators and communities.

A first step in the path to success has been the reorganisation of the business and the establishment of three monolines to drive focus and accountability. The key management actions driving this strategy in 2005 are included under the acronym COURAGE:

Credit integration and improvement
Organise ourselves better:
- Reorganise the division and appoint new executive team
- Integrate Nedbank and Peoples Bank
- Reduce and simplify joint ventures

Unleash bancassurance potential
Retain and grow market share:
- Fix home loan business
- Fix card business
- Grow asset-based finance business

Act quickly and decisively to deliver on plans
Grow net transactional accounts and improve funding mix:
- Retain, cross-sell and acquire
- Increase current account creditors

Expense control:
- Optimise management of resources across the division
- Spend money wisely

A major focus for 2005 is the integration of Peoples Bank into Nedbank, which is expected to result in the closure of approximately 50 overlapping branches and the rebranding of approximately 150 Peoples Bank branches to Nedbank. The integration should entail limited systems issues and client disruption will be negligible. As a result of the integration as well as approximately 25 new branches, which will be opened in growth markets during 2005, clients will have access to a wider range of products and outlets. Advertising spend will be more focused and Nedbank is being made accessible to all as a bank that is proudly South African.

Prospects

We face some considerable challenges at Nedbank Retail. Our ROE in 2004 of 13% is significantly underperforming in comparison to our domestic retail competitors who are generating ROEs in excess of 30%. In addition, we face significant staff morale and client service issues.

Our turnaround strategy therefore requires significant improvements across a very broad front. A detailed plan has been laid out and the management team is resolute that the plan will be delivered upon and that the business will generate acceptable returns and improved client service in future.

Financial highlights and statistics

Nedbank Retail for the year ended 31 December

		2004	2003
Average assets			
Rbn			
Cash and short-term funds		1	1
Other short-term securities		3	3
Mortgage loans		49	43
Leases and instalment debtors		6	5
Loans and overdrafts		12	12
Other assets		5	9
Total assets		76	73
Total interest-earning assets		69	64
Current and savings accounts		26	24
Deposit and other accounts		45	44
Allocated capital		5	5
Total liabilities		76	73
Income statement			
Rm			
Net interest income		3 816	3 672
Non-interest revenue		3 846	3 473
Gross operating income		7 662	7 145
Impairment of advances		930	937
Income after impairment of advances		6 732	6 208
Operating expenses		5 742	5 562
Fees due to alliance partners		51	(32)
Merger expenses		17	91
Recovery programme expenses		79	
Profit from operations		843	587
Attributable earnings of associates and joint ventures		10	18
Profit before taxation		853	605
Taxation		194	135
Profit after taxation		659	470
Minority interest income attributable to ordinary shareholders		18	15
Headline earnings		641	455
Selected ratios			
Return on average assets	%	0,84	0,62
Return on average equity	%	12,79	9,74
Interest margin	%	5,56	5,78
Impairments to net interest income	%	24,4	25,5
Non-interest revenue to gross income	%	50,2	48,6
Efficiency ratio	%	76,9	78,7
Effective tax rate	%	22,7	22,3
Number of employees		6 696	7 263
Operational statistics for 2004			
Number of clients		3 336 728	
Number of branches		501	
Number of automated teller machines		1 210	
Number of self-service terminals		327	
Number of retail outlets		262	

Imperial Bank Limited

René van Wyk (48)
Acting Chief Executive
BCom (Hons), BCompt, CA (SA),
AMP (INSEAD)

René joined Nedcor in 1993, having previously been a partner at KPMG. He joined Imperial Bank Limited on 15 September 2004 as acting Chief Executive while retaining certain responsibilities at Nedcor.

Financial highlights and statistics

Imperial Bank for the year ended 31 December

Rm		2004	2003
Headline earnings		**83**	116
Average advances		**14 014**	10 300
Impairments to advances	%	**4,2**	4,6
Efficiency ratio	%	**48,1**	43,1
Return on average assets	%	**0,55**	1,16
Return on average equity	%	**11,33**	16,70
Number of clients		**119 204**	84 784
Number of employees		**753**	643

Overview

Imperial Bank Limited (IBL) is an independently regulated bank with two major shareholders, namely Nedbank (50,1%) and Imperial Holdings Limited (49,9%). Nedbank assists in all risk-related matters and has representatives on Imperial Bank's credit committees. The bank's Asset and Liability Committee is chaired by a Nedbank representative and much of the treasury risk is managed by Nedbank by virtue of the funding arrangement agreed to by the shareholders. Imperial Bank relies strongly on its shareholders, with Nedbank providing the vast majority of the funding and Imperial Holdings directing business to the bank through its extensive motor franchises.

The bank, which was incorporated in 1996, aims to be a niche player and is primarily engaged in asset-based financing. Motor Finance makes up the majority of the advances (52%) followed by Property Finance (24%), Asset-based Finance (14%), Medical (7%) and NRB Risk Solutions (3%).

Review of the year

Results during 2004 were disappointing, primarily due to large bad-debt provisions in Aviation Finance as well as losses on the aviation business. This is the first year in which the bank has not shown earnings growth on the previous financial year, with earnings dropping from R232 million to R165 million.

The Motor Finance Corporation (MFC) was the strongest performer, doubling profit before tax, while the Medical Division, which is still not making acceptable returns, has made vast inroads into its niche market. Property Finance has had another excellent year on the residential development side, but penetration into the commercial market was significantly below expectations. Credit losses experienced through the fraud of one significant client and ill-managed costs marred the division's results.

Asset-based Finance experienced reasonable performances from Corporate Asset Finance and Supplier Finance, but suffered significant losses in the aviation arena. These losses are indirectly related to the weakening of the US dollar and the continued weakness in the global aviation market. This has affected Imperial Bank's aviation charter clients in particular and represents the second year of exceptional losses. It is anticipated that 2005 will be better, but the division will continue to be at risk while the aviation sector is weak.

The majority of the book housed in NRB Risk Solutions has been collected, and the purchased discount realised, over the last two years. The earnings of NRB Risk Solutions, which have declined as the book has run off, are in line with expectations.

Prospects

The major challenges for 2005 will be to contain costs in order to return the cost-to-income ratio to below 40% and to limit bad debts through tight management of delinquent aviation clients, while still aiming to achieve return on equity and gross advance growth in excess of 20%.

Economic conditions in 2005 are expected to remain largely favourable and MFC should continue to grow market share, aiming to get to 14% of the passenger vehicle market by the end of 2005. Property Finance aims to expand its commercial book to increase net interest income as a proportion of earnings and prepare itself for an anticipated slowdown in the residential development market. The strong growth of the Medical Division is expected to continue.

Imperial Bank is in the process of implementing the Barnowl system, which will assist with the identification, monitoring and control of operational risk. The bank will also increase its efforts with regard to Basel II to implement the advanced model approach in line with Nedcor.

Group Support Services

Chief Executive's Office



Derek Muller (52)
Director: Chief Executive's Office
BCom, CA (SA)
19 years' service

Derek has held a number of executive positions in Nedcor, including Head of Corporate Banking, International Banking, and Retail Banking. He is Chairman of the Operating Board of the Banking Council of South Africa, and represents the banking industry on the Financial Sector Charter Council.

The Chief Executive's (CE's) Office oversees the Group Merger and Acquisitions Unit, which coordinates all corporate finance activity relating to the group's own assets, and the group's property, procurement and information technology investments.

The CE's Office is also responsible for Group Procurement and the group's property portfolio.

Enterprise Governance and Compliance



Selby Baqwa (53)
Director: Enterprise Governance and Compliance
BIuris, LLB, MBA (De Mont Fort University, Leicester, UK)
2 years' service

Selby Baqwa had over 20 years' experience as both an attorney and an advocate prior to being appointed to the position of Public Protector of the Republic of South Africa in 1995. He joined Nedcor in 2002 to head up a new corporate governance function, and has recently assumed responsibility for compliance as well.

Enterprise Governance and Compliance is responsible for the management of regulatory and reputational risk and manages the Enterprise-wide Governance and Compliance Frameworks. Nedcor's governance and compliance strategy, objectives and structures have been designed to ensure that the group complies with a myriad of codes and legislation, while at the same time moving beyond conformance to governance performance. More information on both compliance and governance is available in the Enterprise Governance and Compliance report on page 42.

Group Finance



Mike Brown (38)
Chief Financial Officer
BCom, Dip Acc, CA (SA)
11 years' service

Mike has been with the group for the past 11 years. After joining the NBS Treasury Department in 1993 he moved to NBS Corporate (later BoE Corporate) where he held the positions of General Manager: Specialised Finance and Deputy Managing Director before being appointed Managing Director in 1999. He was appointed an executive director of BoE Limited in October 2001 and appointed Managing Director: Property and Asset Finance following the merger. In June 2004 Mike was appointed Chief Financial Officer and an executive director of Nedcor.

Group Finance includes: Group Asset and Liability Management (ALM); Group Capital Management; Group Tax; Management and Financial Accounting, and Central Asset Control; Regulatory Reporting; Investor Relations; Budgeting and Risk-adjusted Performance Measurements; South African Reserve Bank liaison; Strategic Projects and Analysis, Support Services, and Business Solutions.

Group Risk



Philip Wessels (46)
Chief Risk Officer
CA (SA), BCom, CTA, Diploma in Advanced Banking Law, SA Institute of Stockbrokers
10 years' service

Philip was appointed as Chief Risk Officer after holding positions as Divisional Director in Nedbank Business Banking and Nedbank Corporate. He was Managing Director of BoE Securities and Chief Executive of BoE International, London, and Managing Director of BoE Bank: Business Banking between 1995 and 2003. Prior to that, he was a partner at Deloitte & Touche from 1989 to 1995.

Group Risk is responsible for managing and monitoring the key daily risks faced by the group, including credit, market and operational risks and is responsible for monitoring the trading risks of the various treasuries. Group Risk aims to improve group credit risk reporting and monitoring, and is responsible for implementing Basel II (refer to the Risk management report on page 64 and Basel II update on page 75).

Group Strategy and Corporate Affairs



Nolitha Fakude (40)
Director: Group Strategy and Corporate Affairs
BA (Hons), Senior Executive Programme Certificate (Harvard/Wits Business School)
1 year's service

Nolitha joined the group in January 2004 as Head of Business Transformation and in August 2004 was appointed Head of Group Strategy and Corporate Affairs.

Nolitha Fakude has been President of the Black Management Forum (BMF) since October 2003 and is the Non-executive Chairman of the BMF Board. Nolitha sits on various boards, including BMF Investment Company, Harmony Gold Mines and Woolworths Holdings, as well as WHEAT TRUST. She is also a member of the Council of Business Unity South Africa (BUSA).

The Group Strategy and Corporate Affairs cluster is responsible for Group Marketing and Communications, Group Strategy, the Nedcor Foundation and all corporate social investment activities, the Nedcor Economic Unit as well as Group Organisational Transformation, which is responsible for leading transformation and culture change across the group.

Group Technology and Support Services



Len de Villiers (49)
BA, SAIM, MAP (Harvard), Dipl EDP, GITI (Insead)
Director: Group Technology and Support Services (GTSS)
12 years' service

Len has 28 years' experience in the IT industry, having begun his career in 1976 with IT general management positions at BP, Metro Cash & Carry and Gencor (Kanhym). He joined First National Bank as General Manager: IT Division in 1985, followed by three years as Managing Director of Microdata and an executive director at Datakor Limited. In 1993 he joined Nedcor as General Manager: IT Division and progressed to General Manager: Central and Branch Operations in 1996. Len was appointed Managing Director of Group Operations in 2003 and Managing Director of GTSS in August 2004.

A centralised technology unit was created with responsibility for all components of the group's technology development and support. The functions that operate information technology (IT) systems, databases, technology infrastructure, software development and IT projects/programme management needed to be centrally managed to provide economies of scale and facilitate a cohesive groupwide technology strategy. IT departments and functions in Property Finance Division, Treasury and Global Markets Division and Nedbank Retail Division were consolidated into GTSS in line with the Group Executive Committee's decision to centralise all IT functions and services of the bank.

Strategic Recovery and Turnaround Office



Barry Hore (44)
Director: Strategic Recovery and Turnaround Office
BCom, AMP (Harvard)
22 years' service

Barry joined Nedcor in 1983 and spent the next eight years in the Corporate Division where he pioneered Nedbank Corporate's Electronic Banking business. In 1991 he was appointed Head of the Information Technology (IT) Division, which was later combined with the Processing Division to form Technology and Operations (T&O). After heading Group Business Innovation, Barry was appointed Head of the Strategic Recovery and Turnaround Office in August 2004.

A Strategic Recovery and Turnaround Office and recovery plan blueprint were established to extract significant additional efficiencies that could still be achieved in Nedcor's underlying business. All deliverables were tracked so that any variances or risks were immediately addressed and resolved. The Strategic Recovery Programme's mandate was enhanced during 2004 to monitor, assure and provide assistance, where necessary, on all key group strategic initiatives.

Group Human Resources



Derek Muller (52)
Acting Head: Group Human Resources
BCom, CA (SA)
19 years' service

The Group Human Resources Division is primarily involved in determining best practice, initiating change, managing risks and developing the human resources (HR) strategy across the group.

This is managed through the following specialist functions:

- **Specialised solutions,** including employee relations, employee benefit funds administration, learning and development and learnerships.
- **Risk management,** incorporating *process management and compliance.*
- **People analytics and systems,** comprising an HR online web-based system, management information systems, people measurement, activity-based costing and finance.
- **Reward and HR strategy,** covering remuneration services and benefits, recognition, performance management, employment branding and HR strategy.



Enterprise governance and compliance

Enterprise Governance and Compliance Framework


Corporate governance, ie conformance
Business governance, ie performance
Compliance
Accountability assurance
Value creation Resource utilisation
Regulatory and reputational risk

Enterprise governance is the framework adopted by Nedcor, covering both the corporate governance and business governance aspects of an organisation. It refers to good governance that is linked strategically with performance management, thereby enabling companies to focus on the key areas that move their business forward.

Enterprise governance and compliance constitutes part of the entire accountability framework of the organisation, and calls for a balance between accountability and assurance (conformance) and value creation and resource utilisation (performance).

Conformance can also be referred to as 'corporate governance' and covers issues such as board structures and roles and executive remuneration, while the performance dimension, also referred to as business governance, focuses on strategy and value creation, helping the board to:

- provide strategic decisions;
- understand its appetite for risk and its key drivers for performance; and
- identify its key principles to decision-making.

Focusing on important business aspects of governance, enterprise governance considers the whole picture to ensure that strategic goals are aligned and good management is achieved.

In tandem with management of governance issues, the compliance function ensures compliance not only with regulatory laws and standards, but also with internal policies and procedures.

In line with this holistic thinking, the group corporate governance and compliance functions were merged at the end of 2004, as their roles and responsibilities overlap and complement each other extensively, under the leadership of Adv Selby Baqwa, who has been appointed as Chief Compliance Officer to the Group Executive Committee (Group Exco).

The merger will also allow improved compliance with all the provisions of the Banks Act and regulations. Avoiding duplication of structures and ensuing cost savings from a combined unit have resulted, as well as better interaction between the awareness, training and monitoring roles of the governance and compliance functions.

The status and reporting lines of the divisional governance and compliance officers have been realigned at the end of 2004 to allow for them to be independent of the risk management function in the divisions and to have adequate stature to carry out their roles, as well as create synergies in the founding of a governance and compliance culture within the organisation.

This dedicated division now deals with governance, compliance and sustainability issues throughout the organisation.

Philosophy, strategy and objectives

Good governance and compliance essentially constitute the practice by which companies are managed and controlled and are about being responsible and exercising disciplined, practical and accountable leadership in a transparent, fair and independent manner.

The enterprise governance and compliance function is an essential part of Nedcor's control structure, having responsibility for the management of regulatory and reputational risk. A comprehensive Enterprise-wide Compliance Framework has been developed in line with the requirements stipulated in section 60A of the Banks Act, read with the provisions of Regulation 47.

Nedcor recognises that good governance and compliance practices form a crucial step in developing and sustaining any successful business, and is committed to infusing good governance and compliance processes into all its operations going forward.

Nedcor's governance and compliance strategy, objectives and structures have been designed to ensure that the group complies with the myriad of codes and legislation, not only on a local level, but also internationally in respect of its relationship with Old Mutual, while at the same time moving beyond accountability and assurance issues to value creation and resource utilisation issues. Internally, the function has expanded in five complementary directions, namely:

- enterprise-wide corporate governance;
- business governance;
- corporate accountability;
- triple bottomline/sustainability management and reporting; and
- compliance.

The enterprise governance and compliance function operates, among others, at the following levels within the organisation:

- board (including boards of subsidiaries and joint ventures);
- executive management (dealing with business governance and internal controls);
- employees (for example ethics, etc); and
- triple bottomline (creation of a sustainable bank).

The Enterprise Governance and Compliance Division works closely together with the Company Secretary and various risk management functions in promoting a culture of good governance and compliance within the group.

Adv Baqwa reports directly to the Chief Executive, as well as having direct access to the Chairman of the Nedcor Board of Directors on all aspects related to enterprise governance and compliance. He is an official invitee to all board and board committee meetings.

The department's key objectives are to:

- provide an independent assurance function with regard to governance and compliance issues to the board, the Group Exco and the banking business;
- implement and monitor good business governance practices throughout the organisation;
- internalise a culture of governance, ethics and compliance across the group through ongoing training and development;
- set governance and compliance frameworks that will be aligned to applicable regulations and local and international best practice;
- build and enhance relationships with key internal partners (Risk, Internal Audit, Legal, Company Secretary, and especially business governance and compliance champions) and external stakeholders;
- achieve balanced economic, social and environmental performance and implementation of a best-practice corporate citizenship framework, including comprehensive sustainability reporting and targeted stakeholder engagement;
- provide tools and expert guidance on governance/sustainability/compliance matters to the business; and
- inform the business of new and existing regulatory requirements.

At an executive management level the Group Corporate Governance Management Committee and Group Corporate Citizenship Committee take responsibility for driving good governance, compliance and sustainability practices within the group.

Relationship with Old Mutual plc

The relationship between Nedcor and its parent company, Old Mutual plc, has remained strong over the past year, as evidenced by Old Mutual's support for the recovery programme and rights issue. A formal relationship agreement, covering a wide range of issues such as the appointment of officers, strategy, reporting and policy or structural changes, governs the relationship between the two companies and ensures that synergies between the companies are being promoted.

The agreement further deals with how to manage potential conflicts of interest in order to protect the interests of minority shareholders. The board monitors Nedcor's compliance with the provisions of the relationship agreement on an ongoing basis.

King II (the code) implementation

Nedcor fully subscribes to and supports the code and has developed a comprehensive implementation and monitoring plan to meet its requirements and recommendations. The plan also incorporates the corporate governance requirements of the Regulations to the Banks Act, the recommendations of the Myburgh Report and the Combined Code on Corporate Governance.

The plan has been approved by the board and its implementation is facilitated by the governance team and monitored by the Directors' Affairs Committee.

The Nedcor Group is in substantial compliance with the code. The only areas of non-compliance with the code, which the board is satisfied does not impair the governance integrity or perceptions of it, are as follows:

- the Chairman, Warren Clewlow, is a non-executive director, but not independent, as defined by the code, by virtue of the fact that he also serves on the board of the group's holding company, Old Mutual plc; and
- chairmen of the following board committees are non-executive, but not independent directors, as defined by the code:
  - Directors' Affairs Committee (Warren Clewlow); and
  - Risk Committee (Michael Katz).

In other respects:

- at 31 December 2004 **50%** of the board comprises independent non-executive directors;
- the **Group Directors' Affairs Committee** consists entirely of non-executive directors, half of whom are independent (the Chief Executive attends as an invitee);
- the **Group Audit Committee** (previously ARC) consists entirely of non-executive directors, the majority of whom are independent;
- the **Group Remuneration Committee** consists entirely of non-executive directors, the majority of whom are independent; and
- the **Group Risk Committee** consists of a majority of non-executive directors, the majority of whom are independent.

Governance/Compliance culture

As enterprise governance is a phenomenon that requires commitment at every level of the organisation, it is essential to create an effective governance and compliance culture. The initial phase of entrenching this culture involves the creation of awareness at every level. This culture creation also involves the alignment with the ethics and values of the bank. During 2005 the focus will be on the rolling out of an interbank (Bankseta) governance and compliance training and awareness programme to all employees.

Governance and compliance conferences

In 2004 the Governance Division hosted its first annual corporate governance conference. Attendance consisted of approximately 90 delegates, including representatives from various business areas, mostly compliance officers, and the company secretaries of African subsidiaries. A similar compliance conference was also held. A merged governance/compliance conference will be held during 2005.

African and offshore subsidiaries

The mandate of the Enterprise Governance and Compliance Division is enterprise-wide and, given the fact that the Nedcor Board is required to report on the state of corporate governance within the entire organisation (in terms of Regulation 38 of the Banks Act), the Enterprise-wide Governance Manager began liaising with company secretaries and compliance officers of offshore entities in 2003.

In 2004, as the organisation was undergoing a rationalisation process of selling off offshore assets and enhancing its strategy to expand into Africa, the Governance Division focused on corporate governance entities in Africa by:

- establishing contact with managing directors, company secretaries and compliance officers to ascertain the state of corporate governance within each entity;
- serving as a point of reference (providing advice and support) for the aforementioned parties in respect of corporate governance and compliance issues; and
- arranging visits to each of these entities, which entailed:
  - conducting director induction on corporate governance;
  - addressing employees and executive committees on corporate governance;
  - consulting with company secretaries on their policies, board structures and practices;
  - establishing contact with the local regulator of each entity;
  - consulting with managing directors on the challenges they face; and
  - reporting back to the Chief Executive and the Head of the Nedbank Africa Division.

Governance Framework

Nedcor's Enterprise Governance Framework incorporates a full range of governance objectives, a delineation of responsibilities at board, board committee, Group Executive Committee and management level, and the identification of champions and key functions for governance integration into all operations.

The cooperation between executive management and non-executive directors, and the significant emphasis, resources and structure given to executive management functions to champion corporate governance on a day-to-day basis and assist the board, board committees and individual non-executive directors with corporate governance and compliance responsibilities are key features in achieving an effective governance process. The framework is included in the Nedcor 2004 Sustainability Report.

Corporate governance strategy

Formalised governance objectives

The board has formalised its governance objectives and annually assesses and documents whether the process of corporate governance implemented by the group successfully achieves these objectives, measured as part of the Regulation 38(5) Report on the State of Corporate Governance at Nedcor.

The board's corporate governance objectives are:

- reaching the maximum level of efficiency and profitability of the group within an acceptable risk profile;
- implementing the group's strategy and compliance within the strategic framework of the group;
- ensuring commitment by executive officers of the group to adhere to corporate behaviour that is universally recognised and accepted as correct and proper;
- balancing the interests of shareholders and other stakeholders, who may be affected by the conduct of directors or executive officers of the group, within a framework of accountability;
- establishing and maintaining mechanisms to minimise or avoid potential conflicts of interest between the business interests of the group and personal interests of directors or executive officers;
- disclosing matters that are material to the business of the group or the interests of stakeholders timely and accurately;
- finding the correct balance between conforming with governance constraints and performing in an entrepreneurial way;
- achieving a balanced economic, social and environmental performance and implementing a best-practice corporate citizenship framework;
- enabling efficient and effective functioning of the Enterprise-wide Risk Management Framework; and
- complying, in substance, with the provisions of the Code of Corporate Practice and Conduct of the King Report on Corporate Governance (King II), the Banks Act Regulations, other sources of corporate governance best practice and requirements of Nedcor's holding company, Old Mutual plc.

Strategy

The board is responsible to the shareholders and other stakeholders for setting the strategic direction of the group through defining objectives and key policies together with top management, which are then cascaded throughout the organisation.

Stringent investment and performance criteria are determined and refined by the board. These are monitored on an ongoing basis through business plan reviews, key operational and management performance indicators, economic policies and trends, annual budgets and major capital expenditure programmes, significant acquisitions, disposals and other transactions, as well as criteria important to Nedcor's relations with its primary stakeholders and its reputation and conduct as a good corporate citizen.

The above process is supported by a schedule of matters reserved for the board, versus those that are delegated to board committees, to ensure that the directors maintain full and effective control over the group of companies, specifically regarding significant strategic, financial, organisational and compliance matters.

The board is accountable to Nedcor's shareholders for exercising leadership, enterprise, integrity and judgement in directing the organisation to achieve continuing prosperity in the interests of all the group's stakeholders.

There has been significant work done to ensure consistency between the board's objectives and strategy and the Strategic Recovery Programme/management strategy as a key means of ensuring closer strategic alignment between the board and management, as well as closer alignment with the strategy of Old Mutual plc.

Dedicated strategy sessions for Group Exco and between the board and Group Exco are held to focus on strategy determination and revision.

The board of directors

Role and composition at 31 December 2004

Nedcor has a unitary board structure comprising 18 directors. Of these, nine are considered to be independent non-executive, as defined by King II, six non-executive and three executive directors.

The Nedbank Limited Board has the same structure and composition but separate meetings are held.

33% of the directors are black generic in terms of the Financial Sector Charter definitions at 31 December 2004.

Of the six non-executive directors, five, including the Chairman, are disqualified as independent by virtue of the fact that they also serve as directors on the board of the group's holding company, Old Mutual plc.

The non-executive directors all have a high degree of integrity and credibility, and the strong independent composition of the board provides for objective input into the decisionmaking process, thereby ensuring no one director holds unfettered decisionmaking powers.

The directors come from diverse backgrounds and bring to the board a wide range of experience in commerce and banking. The directors have access to management, whenever required.

A brief resumé of each director can be found on pages 20 to 23.

Board appointment and evaluation

Board appointments are conducted in a formal and transparent manner, in line with the board appointment policy, by the board as a whole, assisted by the Nedcor Directors' Affairs Committee. Any appointments to the Nedcor Board are made taking into account the need for ensuring that the board provides a diverse range of skills, knowledge and expertise, the necessity of achieving a balance between skills and expertise and the professional and industry knowledge necessary to meet the group's strategic objectives, as well as the need for ensuring demographic representivity.

In general, directors are given no fixed term of appointment, while executive directors are subject to short-term notice periods. An executive director is required to retire from the board at age 60, while a non-executive director is required to retire at age 70. Reappointment of non-executive directors is not automatic. Executive directors are discouraged from holding a large number of directorships outside the group.

The recent spate of corporate failures has ensured and reaffirmed that boards have to be concerned not only with organisational and management performance, but also with their own performance. Board evaluation is one way in which boards can show that they are serious about their performance and even good boards can benefit from a properly conducted evaluation.

A full assessment of the effectiveness of the board and board committees, as well as evaluation of the Chairman of the board, has taken place during 2004, to elicit feedback from board members, which ensures constant refinement of the governance structure and responsibilities. The feedback from this board evaluation process also contributed to the production of the Regulation 38(5) report addressing the state of corporate governance within the organisation.

Board charter

The board has a formal written charter that has been updated in respect of legislative requirements, local and international codes of conduct, including King II, and best practice.

The main functions of the board covered by the charter are:

- determining the overall objectives for the company;
- developing strategies to meet those objectives in conjunction with management;
- formulating company policies;
- rating the company's own performance;
- assuming overall responsibility for risk management;
- appointing the Chief Executive for the company; and
- evaluating the performance of the company's directors.

The charter also formalises the policies regarding board membership and composition, board procedures, the conduct of directors, risk management, remuneration, board evaluation and induction.

Board committees

The board committee structure has been revised during 2004 to ensure that it can best assist the board in the discharge of its duties and responsibilities.

The current committees are:

- Group Audit Committee;
- Group Risk Committee;
- Group Remuneration Committee;
- Group Credit Committee;
- Group Directors' Affairs Committee;

- Group Transformation and Sustainability Committee;
- Board Strategic Innovation Management Committee; and
- Group Finance Oversight Committee

The combined Audit Risk and Compliance Committee (ARC) was separated into individual Risk and Audit Committees, with separate charters, following discussions with the South African Reserve Bank, and in line with the new Banks Act amendments and recommendations of various good-practice codes.

The previous Social and Environmental Committee has been replaced by a Group Transformation and Sustainability Committee, reflecting the importance that these issues hold for the finance sector in South Africa.

Separate Risk and Directors' Affairs Committees have been established for the Nedcor Group and Nedbank, and separate meetings held to ensure adequate focus on the interests of the bank.

Other changes are as follows:

- Compliance responsibility has been mandated to the Directors' Affairs Committee.
- In future operational risk shall be monitored by the Group Risk Committee.
- The previous Group Market Risk Committee is now absorbed into the Group Risk Committee.
- The Heads of Credit Risk and Group Risk are to be members of the Group Credit Committee for the approval of large exposures only.

Each board committee has formal written terms of reference that are reviewed on an annual basis and are effectively delegated in respect of certain of the board's responsibilities, which are monitored by the board to ensure it retains effective coverage and control over the operations of the group.

Group Audit Committee

The functions of the Group Audit Committee are primarily to assist the board of directors in its evaluation and review of the adequacy and efficiency of the internal control systems, accounting practices, information systems and auditing processes applied within a bank in the day-to-day management of its business; and to introduce measures to enhance the credibility and objectivity of financial statements and reports prepared with reference to the affairs of a banking group. The Group Audit Committee has satisfied its objectives for the year in accordance with its terms of reference.

Group Finance Oversight Committee

As of 1 March 2004 Nedcor established the Group Finance Oversight Committee under the chairmanship of experienced banker, Chris Ball, who is an independent non-executive director of the group. The mandate of this committee is to ensure that the group's accounting and control systems meet the highest standards. The committee's objective is to act primarily as a board discussion forum to ensure that the group's risk universe, spectrum of activities, organisational structure and management methodologies are appropriate and effective.

Group Directors' Affairs Committee

The primary role of the Directors' Affairs Committee is to consider, monitor and report to the board on strategic risk, reputational and compliance risk, compliance with King II and the corporate governance provisions of the South African Banks Act 1990 and the regulations issued thereunder, as well as to act as a nomination committee.

Group Credit Committee

The primary role of the Group Credit Committee is to approve credit policies and philosophy, set credit limits and guidelines, confirm that procedures are in place to manage and control credit risk, approve the adequacy of interim and year-end provisions and ensure that the quality of the group's credit portfolio is in accordance with these requirements by monitoring various credit risk information, processes and disclosure. This primary role is a monitoring function. An important secondary role of this committee is the approval of advances above sanctioned and regulatory authority levels.

Group Risk Committee (formerly Group Market Risk Committee)

In terms of the Banks Act a risk committee is required to assist a board of directors in evaluating the adequacy and efficiency of risk policies, procedures, practices and controls identifying the build-up and concentration of risk developing risk mitigation techniques ensuring formal risk assessment identifying and monitoring key risks facilitating and promoting communication through reporting structures and ensuring the establishment of an independent risk management function and other related functions.

The Group Risk Committee's primary focus is therefore the monitoring across the group of the management and assessment of risk, including market and trading risks, financial instruments (derivatives) usage, Asset and Liability Management Division (ALM) risks, the Group Asset and Liability and Executive Risk Committee (Group ALCO) process and functions, intragroup investment exposures and risks related to the underwriting of share issues.

Group Remuneration Committee

The Group Remuneration Committee consists of non-executive directors only and is chaired by an independent non-executive director.

The committee is authorised to approve the aggregate of adjustments to the remuneration of staff below executive director and divisional director level. Adjustments to the total remuneration of members of the Group Exco are individually approved by the Remuneration Committee. Adjustments to executive directors' total remuneration are individually approved by the board following recommendations made by the Remuneration Committee. This committee is also charged with the supervision of the Nedcor Group Employee Incentive Scheme, and is involved in executive officer succession policy. The Remuneration Committee considers remuneration in its totality in an integrated and holistic manner, thereby assisting the board in discharging its corporate governance duties related to remuneration strategy, structure and costs.

The Remuneration report, commencing on page 57, covers all the corporate governance aspects and disclosure with respect to remuneration of directors.

Board Strategic Innovation Management Committee

The Board Strategic Innovation Management Committee has the broad responsibility to monitor all issues pertaining to information technology, both operational and strategic, in as much as these may impact the business, financial, performance, risk profile and information technology strategy of the group. This committee aims to ensure alignment of the prioritisation and magnitude of IT development spend and investment with overall group strategy and direction.

Group Transformation and Sustainability Committee

This newly constituted committee has a broad responsibility to monitor all issues pertaining to the integrated economic, social, environmental and transformation performance of the group.

This committee is charged to assist the board in discharging its responsibility to ensure the group proactively addresses the requirements/recommendations for integrated sustainability reporting as laid out in King II and the Global Reporting Initiative, an international multi-shareholder process whose mission is to develop guidelines for sustainability reporting, as well as to give the needed



Nedcor Limited Board of Directors at 15 March 2005
Nedbank Limited Board of Directors
Board Strategic Innovation Management Committee Chair: ME Mkwanazi
N Dennis
MM Katz
CML Savage
Group Transformation and Sustainability Committee*** Chair: JB Magwaza
B de L Figaji
CJW Ball
ML Ndlovu
MM Katz
BE Davison
WAM Clewlow (invitee)
Group Remuneration Committee Chair: JB Magwaza
CJW Ball
B de L Figaji
CML Savage
JH Sutcliffe
Group Finance Oversight Committee Chair: CJW Ball
RG Cottrell
MM Katz
ME Mkwanazi
JVF Roberts
Nedbank Risk Committee Chair: MM Katz
N Dennis
ML Ndlovu
CML Savage
GF Richardson (invitee)
CJW Ball
Nedbank Directors' Affairs Committee** Chair: WAM Clewlow
CJW Ball
RG Cottrell
MM Katz
JB Magwaza
ME Mkwanazi
ML Ndlovu
JH Sutcliffe
TA Boardman (invitee)
JVF Roberts (invitee)
Group Credit Committee Chair: CJW Ball
B de L Figaji
MM Katz
ML Ndlovu
TA Boardman*
MWT Brown*
Head of Credit Risk*
Head of Group Risk*
GF Richardson (invitee)
Group Audit Committee Chair: RG Cottrell
CJW Ball
BE Davison
JB Magwaza
ME Mkwanazi
JVF Roberts
Nedcor Risk Committee Chair: MM Katz
N Dennis
ML Ndlovu
CML Savage
GF Richardson (invitee)
CJW Ball
Nedcor Directors' Affairs Committee** Chair: WAM Clewlow
CJW Ball
RG Cottrell
MM Katz
JB Magwaza
ME Mkwanazi
ML Ndlovu
JH Sutcliffe
TA Boardman (invitee)
JVF Roberts (invitee)

* *Members for purposes of the approval of large exposures only.*
** *Incorporating Chairman's Committee, Nomination Committee and Corporate Governance Committee.*
*** *Incorporating Social and Environment Committee.*

attention at board level to the Financial Sector Charter (FSC), black economic empowerment and social and environmental responsibility issues.

The board committee structure is also supported by a structure of group executive management committees.

Chairman and Chief Executive

In line with the requirements of a myriad of best-practice codes the roles of Chairman and Chief Executive are separate. The board is led by the Chairman, Warren Clewlow, and the executive management of the group is the responsibility of the Chief Executive, Tom Boardman.

This clearly accepted division of responsibilities at the helm of the company ensures a balance of authority and power, so that no one individual has unrestricted decisionmaking powers. At the same time the board and executive management work closely together in determining the strategic objectives of the group.

Company Secretary and director development

All directors have access to the advice and services of the Company Secretary, as well as the Enterprise Governance Division, who are responsible for ensuring that board procedures and applicable rules and regulations are fully observed. Further to this, the board has agreed and established a procedure in furtherance of its duties whereby directors may obtain independent professional advice at the expense of the company.

New directors are informed of their duties and responsibilities by way of an induction course that is run by the Company Secretary and other experts on board effectiveness, corporate governance and banking/technical information, familiarising the directors with the bank's senior management and strategies. Briefing of the board takes place on an ongoing basis to ensure that members are kept up to date with local and international industry developments, technology issues, risk management and corporate governance best practice.

Succession planning

Succession planning is an important focus area at board as well as executive and senior management level. Detailed and intensive planning is conducted through the Chairman's Office in consultation with the Directors' Affairs and Group Remuneration Committees.

The Chief Executive is required to report regularly to the board on the group's management development and employment equity programmes.

Business governance

This area of governance performance focuses on adding value to the business by leveraging the worth created by conformance. Business governance forms the link between the strategic objectives set by the board and board committees and the actions and decisions taken by the management committees. Primary attributes of this portfolio are the reviewing, implementing and monitoring of structures, internal controls and compliance to the principles of good governance at a management level, involving the functions of the Group Exco, divisional executive committees, operational risk committees, Group Exco subcommittees and all other management committees. Business governance will drive the culture of good governance at all levels of the organisation.

The **Executive Strategic Innovation Management Committee** assists the Group Exco and the Board Strategic Innovation Management Committee in discharging their responsibilities to ensure that the Nedcor Group has a well-coordinated, efficient, effective and properly resourced IT strategy that enables the organisation to remain highly competitive and that this strategy is timely implemented.

Group ALCO and Executive Risk Committee is responsible for ensuring that the impact of the following risks are being effectively managed in the Nedcor Group:

- liquidity risk;
- interest rate risk, both local and foreign;
- foreign exchange rate risk, including currency translation risk;
- trading market risk; and
- market risk in respect of financial instruments used for purposes other than trading (eg balance sheet hedges and investments).

The roles of the **Basel II Steering Committee** is to promote, direct and oversee the successful implementation of the new Basel Capital Accord (Basel II) across the Nedcor Group and, particularly, to monitor and direct its implementation.

The **Executive Transformation Committee** is responsible for transformation and the implementation of FSC requirements.

The **Mergers and Acquisitions (M&A) Steering Committee** ensures proper corporate governance, oversight and control of corporate actions taken by the group as a whole. All operational acquisitions, disposals, restructuring and major corporate actions within the group will be brought to the M&A Steering Committee.

The **Group Capital Management Committee's** primary role is to review, monitor, recommend and execute the utilisation/investment/disposal/ optimalisation of shareholders' capital throughout the Nedcor Group.

The primary role of the **Human Resources Committee** is twofold: statutory compliance in respect of labour legislation and the recruitment, selection, remuneration, performance management, maintenance, training, development and, where necessary, termination, of Nedcor Group employees and potential employees.

The **Strategic Recovery Committee** has responsibility to establish and maintain the recovery process and infrastructure, synthesise the recovery plan, monitor and facilitate the recovery of the bank, and identify and coordinate crosscutting initiatives. The committee is assisted in discharging the responsibilities stated above by the Strategic Recovery and Turnaround Office (SRTO).

The primary role of the **Executive Taxation Committee** is monitoring tax compliance and tax policy and ensuring the management of tax risk throughout the Nedcor Group in accordance with the Nedcor Limited tax policy. Furthermore, the committee assists the Group Audit and Group Risk Committees in discharging their responsibilities relative to the management and monitoring of tax risk.

The Nedbank **Capital Investment Committee's** primary role is considering private equity and mezzanine equity investments and the underwriting of share issues, including initial approval, periodic reviews and any material changes.

The primary role of the **Property Investment Committee** is considering private equity investments in client-driven property ventures and strategic investments in the listed property sector and allied service companies.

Risk management

Risk management in the financial services industry is a fundamentally important process in ensuring profitability, growth and long-term sustainability.

- Regulation 38 of the Banks Act states that the ' . . . process of corporate governance includes the maintenance of effective risk management'.
- The King Report on Corporate Governance 2002 has a dedicated risk management section (Section 3) detailing a board's responsibility for designing, implementing and monitoring the process of risk management and setting risk appetite limits or tolerance.
- The proposed new Basel II will enforce a significant increase in risk management sophistication and reporting internationally.

These driving forces have ensured ongoing focus on the role played by risk management in the corporate governance process and vice versa.

The Nedcor Board acknowledges its responsibility for the entire process of risk management, as well as for forming an opinion on the effectiveness of this process. Management is accountable to the board for designing, implementing and monitoring the process of risk management, and integrating it within the day-to-day activities of the group. The board is ultimately responsible for any financial loss or reduction in shareholder value suffered by the group. It is therefore responsible for ensuring that proper risk management and monitoring systems are in place.

The Group Risk Committee is responsible for assisting the board in reviewing the risk management process and any significant risks facing the group. Nedcor has adopted a comprehensive risk management strategy and methodology, enterprise-wide risk management, which has the principles of corporate governance best practice embedded in its foundation.

The Enterprise-wide Risk Management Framework consists of what it calls its 'three layers of defence':

- enterprise-wide risk management forums and individual responsibilities;
- risk management and corporate governance committee structures; and
- executive management responsibility by key risk area and operation/function.

A Key Issues Control Log has been developed as a tool to assist in achieving good governance. It represents a holistic, yet focused, view of any issues that require attention, raising concerns around these as well as actions being taken to address them. This form of risk reporting strongly supports the move towards greater transparency in reporting.

The Basel II requirements are being dealt with by way of a comprehensive Basel II compliance plan, which will further enhance the risk management process. The group approach to Basel II involves building advanced risk and capital management capabilities, leveraging off the significant investment in Nedcor's Basel II Programme as the catalyst. This approach also facilitates the comprehensive implementation of enterprise-wide risk management in Nedcor.

See the Risk Management and Basel II sections on pages 64 to 77 for a more comprehensive discussion.

Enhanced internal audit operational risk functions

Key roleplayers within the Enterprise Governance Framework of the bank are Group Internal Audit and Operational Risk.

Internal Audit

The Group Internal Audit Division is the one centralised assurance unit whose functions have not in any way been transferred down to divisional level in the recent restructuring. The Head of Internal Audit, Terry Lamont-Smith, reports to the Chair of the Audit Committee and to the Head of Internal Audit for Old Mutual plc. For day-to-day operations he forms part of the Chief Risk Officer's management team, from where the optimal sharing of risk identification information can take place. Previously the Operational Risk Management Unit reported to Internal Audit, but it now reports directly into Group Risk.

A formal charter is in place to regulate the functions of the Internal Audit Division. Internal Audit plays an essential independent assurance and monitoring role. An audit plan for Internal Audit is also in place, based on risk assessments and issues raised at board and subcommittee meetings.

Internal Audit has dedicated teams that perform the internal audit functions for Nedcor's subsidiaries and joint ventures. Audits are conducted throughout the various business units at 12-, 24- or 36-month intervals, depending on the risk profile of a business unit, with high-risk areas being audited on an annual basis.

The 2004 audit plan focused on the following key areas: adequacy of credit provisioning and AC133 impacts; DI500 reporting, Treasury; suspense accounts; anti-money-laundering; Group Finance restructuring; Group ALCO and capital management; Strategic Recovery Programme; overall risk management and governance; and Peoples Bank credit provisioning and process.

Internal Audit also works closely with the Enterprise Governance and Compliance Division to ensure that any audit issues of an ethical or governance nature are made known for followup and resolution.

Operational risk

The board of directors approved the 'Barnowl' operational risk assessment and monitoring methodology during 2003 as the official tool to meet the qualitative requirements of operational risk management within Nedcor. Barnowl is a sophisticated web-based tool with an embedded risk assessment methodology used for the identification, assessment, management, monitoring and reporting of risk. Risk profiling can be performed at different levels within the organisation, ie strategic, business unit and process.

Its implementation across the group, first by division, then by business unit, has not advanced as far as originally planned due to significant organisational restructuring and the fact that risk officers had to be appointed and trained to drive the risk assessment processes in the business.

A revised implementation plan has been approved by the Chief Risk Officer, and full implementation is scheduled for 2005.

Internal control

An essential part of the board's responsibility is reviewing the effectiveness of internal control, making use of the monitoring processes within the company.

The detailed design, implementation and operation of adequate internal controls are generally delegated to the management team of Nedcor Limited. These controls provide reasonable assurance that significant risks are appropriately managed, that management and financial information emanating from Nedcor Limited is reliable and that assets are safeguarded. This, together with the associated responsibility for reviewing periodically the effectiveness of such internal control, is formally acknowledged by the head of each business unit once a year. Regulation 39(4) of the Banks Act requires that a board of directors reports annually to the Registrar of Banks on the adequacy of internal controls, adherence to these, maintenance of ethical standards, any material malfunctions and whether a bank will continue as a going concern.

The board reports that:

- no material malfunction in the group's internal control system has occurred during the period under review;
- it is satisfied with the effectiveness of the group's internal controls and risk management;
- whenever there is an indication of any significant business risk, or any weakness in controls, that may result in loss or reputational damage, these are recorded and disclosed in a formal Key Issues Control Log, which is lodged periodically with the board (management has reviewed the issues recorded in the Key Issues Control Log during the year and considered when and why the issues arose, whether they have been resolved and, if not, action plans and timelines for their resolution);
- it has no reason to believe that the group will not operate as a going concern for the year ahead;
- it has no reason to believe that the group's code of ethics has been transgressed in any material respect;
- it has no reason to believe that the group's policies and authority levels have not been enforced and adhered to in any material respect;
- there have been no material breaches of compliance with any laws and regulations applicable to the group during the period under review; and
- there is a documented and tested process in place that will allow the group to continue its critical business processes in the event of a disastrous incident affecting its activities.

In the Nedcor Group a process and hierarchy for reporting on internal control have been approved by the Group Audit Committee on behalf of the board, and is reviewed on an ongoing basis by Internal Audit and Group Risk.

Personal share dealings

Nedcor has a formal policy and set of rules for personal account trading in place, which are based on current legislation and international good practice. These rules prohibit directors and employees from dealing in Nedcor shares during defined closed periods prior to the announcement of interim and final results or in any other period considered sensitive.

All personal account trading is subject to authorisation by the independent Compliance function. Such dealings also require the prior approval of an individual's senior manager.

Any non-compliance with the policy is reported to the Directors' Affairs Committee by the Chief Compliance Officer, and disciplinary action is taken.

All dealings by directors in Nedcor shares are advised to the Listings Division of the JSE, as dictated by the JSE Listings Requirements, and such information is published through SENS.

The group further has an insider-trading policy to assist directors and affected employees with their commitment towards maintaining a culture of integrity, adhering to legislative requirements and enforcing zero tolerance of crime.

Financial statements and external review

Going concern

The directors of Nedcor confirm that they are satisfied that the group has adequate resources to continue in business for the foreseeable future. The assumptions underlying the going-concern statement are debated and recorded at the time of the approval of the annual financial statements by the board.

This was also done as part of the interim results process. For this reason the Nedcor Board continues to adopt the going-concern basis for preparing the financial statements.

Directors' declaration

The directors of Nedcor confirm and acknowledge that:

- it is the directors' responsibility to prepare financial statements that fairly present the state of affairs of the company at the end of the financial year, and the profit or loss and cash flows for that period;
- the auditors are responsible for reporting on whether the financial statements are fairly presented;
- adequate accounting records and an effective system of internal control and risk management have been maintained;
- appropriate accounting policies, supported by reasonable and prudent judgements and estimates, have been used consistently, except as otherwise disclosed; and
- applicable accounting standards have been adhered to or, if there has been any departure in the interest of fair presentation, this has been disclosed, explained and quantified.

External auditors

The group's joint external auditors are Deloitte & Touche and KPMG Inc.

The report of the independent auditors on page 86 sets out the responsibilities of the external auditors with regard to reviewing the financial statements and the group's compliance with both statutory and accounting standard requirements.

The external audit is structured to provide sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. The audit review also considers the external auditors' support of the directors' statements on going concern and adequacy of the internal control environment.

The external auditors provide non-audit services to Nedcor through their consulting divisions.

A policy, in line with that of Old Mutual plc, regarding the provision of non-audit services by the group's auditors is in place. This process is structured between management and the external auditors to ensure that the guidelines, requiring approval by the Chief Financial Officer, Chief Executive or Audit Committee, depending on the amount of fees involved, are adhered to and monitored by the Audit Committee and Old Mutual plc Audit Committee on a six-monthly basis.

The total fees for non-audit services provided by the external auditors for the year ended 31 December 2004 were R41,4 million (2003: R41 million). This amounts to 41% of total audit and non-audit services (2003: 44%). The non-audit services focused on the rights offer circular, credit impairment modelling, AC133 implementation, value-added tax (VAT) and International Financial Reporting Standards (IFRS) implementation.

A governance review by the external auditors found that Nedcor was substantially in compliance with the structural components of corporate governance and that Nedcor is making progress in the continual improvement of its governance processes.

Stakeholder dialogue

Nedcor believes that open discussion and interaction with all our stakeholders is fundamental to strengthen our operations continuously and ensure that their needs and concerns are addressed within the strategy of the group. Share owners specifically, as well as the other stakeholders, are encouraged to attend the annual general meeting and other meetings as vital communication forums. Clients of the bank are also communicated with by way of letters and statements through the post, flyers, information within the branch network and the internet. Employees are briefed on developments through regular business communication emails, staff periodicals and by way of a very comprehensive intranet.

Internet site

Nedcor's internet site (www.nedcor.com) has extensive information on the group, its annual, preliminary, interim and sustainability reports and the price of its shares. It also provides a regular update on business developments and other matters of interest in relation to the Nedcor Group.

Code of ethics and organisational integrity

Nedcor is committed to organisational integrity and high standards of ethical behaviour in its dealings with all the group's stakeholders.

A revised code of ethics has been approved for the group, which focuses on both the internal behaviour of our employees, linked to the group values, as well as our commitments to external stakeholders. The code is available on our internet and intranet sites.

Training and awareness programmes for our employees regarding the code will be rolled out during 2005, as well as an ethical barometer to measure our progress in further embedding ethics into our culture.

Code of Banking Practice

Nedcor subscribes to the Code of Banking Practice of the Banking Council of South Africa. This code governs Nedcor's conduct regarding relationships with authorities, clients, competitors, employees, shareholders, local communities and other primary stakeholders.

The group has in place appropriate procedures and mechanisms to ensure that all elements of the code are adhered to fully. The Nedcor Group, primarily through its Client Services Advisory Unit, also works constructively with the Ombudsman for Banking Services' office to ensure that client complaints are resolved appropriately and timely.

Political contributions

Nedcor fully supports the South African democratic system, but does not contribute to individual political parties.

The group's stance is apolitical, a principle that extends to not funding projects that are specifically undertaken under the auspices of political parties. Nedbank assists with worthy causes initiated by civic organisations and it is not inconceivable that these initiatives may involve political figures.

Fraud prevention and money laundering

Nedcor will not be associated with money laundering and has introduced policies and procedures to ensure statutory duties and regulatory obligations or, in their absence, that minimum standards are complied with.

The Money Laundering Control Programme (MLCP) was implemented during 2004. The programme is governed by a steering committee consisting of business unit executives and overseen by the Chief Risk Officer to ensure ownership at all levels.

Nedcor has developed a global money laundering control policy, which is currently also being implemented in all of Nedcor's subsidiaries to ensure compliance with the Financial Intelligence Centre Act (FICA).

Financial Advisory and Intermediary Services Act (FAIS)

This new act is designed to regulate the function of giving advice on and selling financial products. The Financial Services Board, assisted by the Advisory Committee, industry representative bodies and the statutory Ombudsman for Banking Services, will regulate the act. The act consists of 17 pieces of subordinate legislation, including four codes of conduct, fit and proper requirements, regulations and statutory reports/disclosure.

The risk of non-compliance arises from the enormity of ensuring that all affected staff (approximately 7 000 employees in the Nedcor Group) are trained and have the necessary fit and proper qualification requirements associated with the type of financial products that are being sold.

This will ensure that the selling of products and advice offered to clients is through Nedcor staff that are licensed, authorised and accredited as fit and proper by the Financial Services Board.

Compliance with FAIS is being managed centrally through a team in Group Compliance, with the assistance of the affected business units.

Sustainability reporting

Nedcor has issued a separate sustainability report in accordance with the Global Reporting Initiative (GRI) guidelines, and taking into account the recommendations of King II.

Board meetings

In 2004 the board met 12 times. It is policy for the board to meet frequently, and a formal schedule of matters is required to be submitted to the board on the basis of an annual work plan.

Additional or other matters of significance to Nedbank and the group are required to be brought to the board's attention in a timely manner, and in a number of instances this has required the board to convene outside the scheduled plan of meetings.

The record of attendance at board and board committee meetings for Nedcor Limited and Nedbank Limited for 2004 is set out in the table below.

	Status	Nedcor Limited Board	Nedcor Limited Board pre-scheduled	Nedcor Limited Board ad hoc	Nedbank Limited Board	Nedbank Limited Board pre-scheduled	Nedbank Limited Board ad hoc	Directors' Affairs Committee	Directors' Affairs Committee pre-scheduled	Directors' Affairs Committee ad hoc
Number of meetings		**12**	**7**	**5**	**11**	**7**	**4**	**8**	**2**	**6**
Directors	**Status**									
CJW Ball	x	12/12	7/7	5/5	11/11	7/7	4/4	3/6	2/2	1/4
TA Boardman	*	11/12	6/7	5/5	10/11	6/7	4/4			
MWT Brown	*	4/4	3/3	1/1	4/4	3/3	1/1			
WAM Clewlow	#	11/12	7/7	4/5	10/11	7/7	3/4	8/8	2/2	6/6
RG Cottrell	x	12/12	7/7	5/5	11/11	7/7	4/4	8/8	2/2	6/6
BE Davison	x	11/12	7/7	4/5	10/11	7/7	3/4			
N Dennis	x	10/12	7/7	3/5	9/11	7/7	2/4			
B de L Figaji	x	10/12	7/7	3/5	10/11	7/7	3/4			
MM Katz	#	12/12	7/7	5/5	11/11	7/7	4/4	5/6	2/2	3/4
MJ Levett	#	12/12	7/7	5/5	11/11	7/7	4/4	8/8	2/2	6/6
JB Magwaza	x	11/12	7/7	4/5	10/11	7/7	3/4	6/6	2/2	4/4
ME Mkwanazi	x	9/12	5/7	4/5	9/11	5/7	4/4	5/8	2/2	3/6
ML Ndlovu	*	11/12	6/7	5/5	10/11	6/7	4/4	7/7	2/2	5/5
PF Nhleko	#	3/8	3/5	0/3	3/7	3/5	0/2			
TH Nyasulu	x	11/12	6/7	5/5	10/11	6/7	4/4	7/7	2/2	5/5
JVF Roberts	#	12/12	7/7	5/5	11/11	7/7	4/4			
CML Savage	x	11/12	7/7	4/5	10/11	7/7	3/4			
JH Sutcliffe	#	11/12	6/7	5/5	10/11	6/7	4/4	6/7	2/2	4/5
IJ Botha	1	2/3	1/1	1/2	2/3	1/1	1/2			
BJS Hore	3	7/7	3/3	4/4	6/6	3/3	3/3			
CF Liebenberg	2	7/7	3/3	4/4	6/6	3/3	3/3	3/3		3/3
SG Morris	1	3/3	1/1	2/2	3/3	1/1	2/2			
DGS Muller	3	6/7	2/3	4/4	5/6	2/3	3/3			
Committee members										
GF Richardson										
GS van Niekerk										

* *Executive.*
** *Only prescheduled meetings were held.*
\# *Non-executive.*
x *Independent non-executive.*
1 *Resigned with effect from 23 February 2004.*
2 *Retired with effect from 6 May 2004.*
3 *Stepped down from the board with effect from 6 May 2004.*
\+ *Member for purposes of approval of large exposures only.*

Occupational health and safety

Nedcor is committed to providing a healthy and safe environment for employees and clients.

For the last two years Nedcor has contracted Makrosafe to manage the online hosting and administration of the Environmental Occupational Health and Safety Management Programme. The programme has been designed to ensure that branches and buildings comply with the Occupational Health and Safety Act, 85 of 1993, as well as best international practice.

The overall compliance percentage for branches and head offices participating in the programme for 2004 is 95,7%.

More information on these aspects can be found in the Nedcor 2004 Sustainability Report.

Remuneration Committee	Remuneration Committee prescheduled	Remuneration Committee ad hoc	Group Audit Committee	Group Audit Committee prescheduled	Group Audit Committee ad hoc	Strategic Innovation Management Committee	Strategic Innovation Management Committee prescheduled	Strategic Innovation Management Committee ad hoc	Credit Committee	Credit Committee prescheduled	Credit Committee ad hoc	Nedcor and Nedbank Risk Committees**
5	**4**	**1**	**12**	**9**	**3**	**5**	**4**	**1**	**6**	**3**	**3**	**4**
5/5	4/4	1/1	12/12	9/9	3/3				6/6	4/4	2/2	
									2/5+	1/4	1/1	
									1/3+	0/2	1/1	
			6/6	4/4	2/2							
			11/12	8/9	3/3				2/2	1/1	1/1	
			9/12	9/9	0/3							1/1
2/2	2/2					2/4	2/3	0/1				1/3
3/3	2/2	1/1							3/4	2/3	1/1	
						2/3	1/2	1/1	4/4	3/3	1/1	3/3
5/5	4/4	1/1	4/6	3/5	1/1							
			6/6	5/5	1/1	5/5	4/4	1/1				
									3/4	2/3	1/1	3/3
						0/1	0/1					0/3
2/3	1/2	1/1							3/5	2/3	1/1	
			12/12	9/9	3/3							
3/3	2/2	1/1				3/5	2/4	1/1				4/4
5/5	4/4	1/1										
2/2	2/2					1/1	1/1		2/2	1/1	1/1	1/1
									3/3	2/2	1/1	3/3
						3/3	2/2	1/1				

Sustainability report

Nedcor views sustainable development as an essential component in the growth and improvement of the company, our country and the rest of the world. Finding a balance between economic objectives, social upliftment activities and environmental responsibility is an integral part of our business strategy, guiding the manner in which we operate as a business.

Nedcor fully endorses the recommendations of the King Report on Corporate Governance for South Africa (King II), and a King II implementation plan is in place for the organisation. Nedcor has further incorporated the management of environmental and social risks into its Enterprise-wide Governance and Risk Management Frameworks to ensure that they are properly integrated into the organisation's strategy.

We are committed to listening to stakeholder suggestions and strive to improve our levels of disclosure and communication with all our stakeholders even further to ensure that sustainability considerations continue to permeate every aspect of our business.

In recognition of the progress made in managing sustainability matters during 2004 Nedcor was included in the JSE Securities Exchange Socially Responsible Investment (SRI) Index and is one of only four South African companies to be included in the Dow Jones World Sustainability Index.

More detailed information can be found in the Nedcor 2004 Sustainability Report, which is available on the CD enclosed or from the Nedcor Enterprise Governance and Compliance Department or online at www.nedcor.com. The Nedcor 2004 Sustainability Report has been compiled in line with the Global Reporting Initiative (GRI) guidelines and selected environmental reporting indicators that have been developed specifically for the finance sector.

Shareholders

Nedcor is committed to ensuring accurate, regular and transparent communication with its shareholders and the investment community to provide them with a greater understanding of the group's performance and strategic plans.

In the past year communication activities included extensive local and international roadshows, participation in local and international conferences, one-on-one meetings with shareholders and analysts as well as presentations by members of Nedcor's Executive Committee. A substantial amount of information regarding Nedcor was also made available to shareholders and the investment community in the rights offer circular, which was produced in the first half of 2004.

To provide investors and other stakeholders with further independent information Nedcor engaged Moody's rating agency formally to evaluate the group, along with the group's two existing formal rating agencies, Fitch and CA-Ratings. In line with the group's commitment to improving segmental disclosure, a risk-weighted capital allocation methodology was introduced towards the end of 2004. Matched maturity funds transfer pricing was also implemented and the allocation of costs between business units was refined. Although there is still room for further improvement in segmental disclosure, the segmental results now provide a far better reflection of the performance of each business unit within the group and should aid investors in making more informed decisions.

Clients

There is an increasing recognition by financial services companies the world over of the importance of client service excellence as the only sustainable differentiator within the industry. Nedcor subscribes to this belief, maintaining a sustained focus in this area during 2004. This focus on client service will be continued and intensified during 2005.

Nedcor recognises the need for retaining client loyalty, expanding services to a broader client base and continuing to improve client service. Aligning the organisation with a client-driven business model is one of the five areas of the group's strategic focus.

To this end the group underwent a reorganisation towards the end of 2004 to ensure that all client businesses were incorporated into three client clusters – Nedbank Retail, Nedbank Corporate and Nedbank Capital – to improve client service and accountability. Cross-sell initiatives are being undertaken to ensure that the bank is providing a full portfolio of services to its clients. The group is also focusing on initiatives to increase the number of clients for whom it is the primary banker in both the corporate and retail markets.

During 2004 Nedbank Retail was reorganised to improve client service and accountability by creating integrated standalone home loan, card and microlending businesses as well as integrating retail and branch operations. There was also a focus on implementing integrated credit scoring to improve turnaround times, various client retention programmes and targeting the youth market and small and medium enterprises as specific growth areas.

Nedcor's client awards in 2004 include the Ombudsman for Banking Services Award for Excellence in Customer Complaint Handling and the Code of Banking Practice Award for Adherence to the Code (second consecutive year) as well as an individual excellence award to client service consultant, Shaun Kearns.

Human resources

2004 proved an exceptionally challenging year for the Nedcor Group, particularly from a people perspective. The less than favourable business performance during the preceding two years resulted in the voluntary and business-initiated retrenchment of 2 045 of our people and a complete restructuring of the group.

Coupled with the appointment of a new group executive team and relentless media scrutiny, the tough climb back to the top has affected every employee to a greater or lesser extent. To improve staff morale Chief Executive, Tom Boardman, and other executives have conducted numerous staff roadshows, and staff have been involved in formulating the group's strategy and initiatives such as 'Talk to Tom' were put in place.

Nedcor's employment equity strategy is ensuring that the organisation's demographics are appropriately aligned with and meet the aspirations of the Financial Sector Charter (FSC).

It is part of the culture of the group that employees often participate in upliftment and developmental work, including the Local Hero Programme, Team Challenge and their own initiatives.

Nedcor's ranking in the Deloitte & Touche Employer of Choice Survey improved from 79th to 56th in one year.

Transformation

Nedcor recognises that the FSC has become an integral part of our business, as well as of the development of South Africa, and seeks to go beyond the targets and mere compliance. As part of the group's commitment to lead in transformation considerable progress has been made in many areas of the FSC, but there are still some where we face a challenge in meeting the FSC's targets. An Executive Transformation Committee, whose membership includes representatives from the executive management team as well as specialists from across the group, focuses on monitoring and improving the group's progress.

Nedcor has implemented employment equity, as a matter of course, long before the promulgation of legislation in this regard. The implementation of the FSC coincided with the second half of the Nedcor/BoE merger, when our key focus was on the delivery of synergy savings and the migration of BoE clients, which may have affected our ability to deliver on some aspects of the FSC.

Derek Muller, a director in the Chief Executive's Office, is Chairman of the Operating Board of the Banking Council of South Africa, as well as the representative of the banks on the Financial Sector Charter Council. During 2004 he acted as Chairman of the Banking Council's Transformation Committee. Derek's involvement with the Banking Council, both at board and operating council level, provides him with insight into the workings, resolutions and recommendations of all industry workgroups.

In liaison with one of the other major banks, Nedbank has established an inter-bank measurement group to institute a standard approach to measurements and reporting, especially in areas where no targets or measurement methodologies have yet been established or approved. This is working well, ensuring consistency in both interpretation and measurement methodologies.

A project team, led by Derek Muller, was established during March 2004 to address the FSC requirements of direct and indirect ownership in the group. This project is in the completion phase, following extensive consultation with a variety of interest groups and government. The deal will be addressing black economic empowerment (BEE) equity ownership by a broad cross-section of interests including black staff and management.

The provision of banking products to individuals who are defined as previously disadvantaged is a strategic imperative for Nedcor. While the group has an existing presence in this market through Peoples Bank, it is finalising research on its entire client base to identify where new products and services may be offered. There is also a focus on low-income housing and the bank has launched an educational programme for 800 black estate agents and is developing a range of products to address FSC issues in this essential area. Nedcor is currently lagging the other major banks in the



opening of Mzansi Accounts, which is mainly attributable to a lack of footprint in the appropriate markets, when compared with the group's competitors. Approximately 40 000 accounts have been opened to date. The target for 2005 to 2008 is to open 200 000 new accounts per annum.

Nedbank Corporate and Nedbank Capital have been active over many years in facilitating BEE financing transactions, involving ownership transfer to black interest groups. They have been active in all aspects of advisory and legal services, debt financing, equity raising and working capital support.

Nedcor is committed to procuring an increasing amount of its total purchases of goods and services from black-owned or black-influenced companies. BEE credentials of the group's top 100 suppliers, who account for 75% of total spend, have been validated. We managed to raise BEE spend from 8,8% in 2003 to in excess of 22% in 2004.

An integrated human resources strategy for the retention and attraction of black managers and women has been tabled and signed off by the Group Exco.

Nedcor remains committed to reaching its staff empowerment targets and further progress was made in 2004. Black people now comprise 31% of the group executive, 13% of senior management, 22% of middle management, 36% of junior management and 33% of the Nedcor Board. 1,4% of the 2004 payroll was spent on training and development of black staff.

Corporate social investment

Corporate social investment (CSI) is an integral part of the Nedcor Group's business as it strives to strengthen the economy and better the lives of disadvantaged communities through projects that lead to job creation, infrastructural development, enhanced human health, improved quality of life and ecosystem health. As discussed in the previous section, BEE guidelines have also been taken into account in the development of Nedcor's CSI policy.

During 2004 the Nedcor Foundation funded more than 450 projects (an increase of almost 100 on the previous year) and invested over R39 million in the fields of welfare, community development and sustainable development, including skills training and job creation. Nedcor was also proud to sponsor the South African Paralympic Team and pledged a total of R920 000 towards the centrally co-ordinated SA Relief Fund for Tsunami Victims.

In Trialogue's annual reputational survey non-profit organisations (NPOs) rated Nedcor third among 70 corporates in the category of Good Corporate Grantmaker and third among 48 corporates in the category Most Widely Recognised Corporate Grantmakers. Nedcor is rated by NPOs as having the third-biggest CSI budget out of 39 identified corporates. This is the first time Nedcor has been rated in the top three in this category since 1999, despite the actual reduction in Nedcor CSI spend channelled through the Nedcor Foundation.

The environment

Nedcor has a long history of promoting environmental responsibility, is committed to managing environmental issues and aims at continuous improvement in environmental management and performance. As part of this process the group's environmental policy has been revised to take further account of its lending and financing activities, and forms the first layer in the integrated Environmental, Health and Safety Programme.

Nedcor is proud of the products it has developed (such as its Pay per K car insurance) that highlight the clear linkages between environmental responsibility and economic prosperity and will continue to research new and innovative ways of illustrating its commitment to environmental issues.

During 2004 Nedcor expanded its partnership with the World Wildlife Foundation SA (WWF-SA) to form the first formal conservation partnership in South Africa and Nedcor also became a patron member of the Wildlife and Environment Society of South Africa. Nedcor was the first South African bank to join the United Nations Environment Programme Finance Initiatives (UNEP FI) in February 2004 as part of its commitment to sustainable development and environmental responsibility.

A total of R5,24 million was channelled through the Nedcor Foundation, The Green Trust programmes and the Corporate Governance Division into environmental initiatives. To date Nedcor has donated over R63,3 million to The Green Trust, over R18 million to The Sports Trust (aside from Olympic and Paralympic sponsorships) and contributed significantly to the over R9 million disbursed by the Arts & Culture Trust.

Sustainability in our African operations

While actively contributing to the development of the South African economy and society, the Nedcor Group is also committed to sustainability and good governance in all its African operations. To improve communications with our stakeholders the Nedcor 2004 Sustainability Report includes a section on the organisation's African operations with a focus on Lesotho, Swaziland and Namibia.

Remuneration Committee membership and charter

The Group Remuneration Committee (the committee) operates in terms of a charter approved by the board. The board delegates responsibility to the committee for the investigation and benchmarking of remuneration practices and for hearing and deciding on proposals made on remuneration practices for the group. Membership consists exclusively of non-executive directors. An independent non-executive director chairs the committee, as recommended by King II. At 31 December 2004 the committee consisted of the following members: Mr JB Magwaza (Chairman); Mr CJW Ball; Prof B de L Figaji; Mrs TH Nyasulu; Mr CML Savage; and Mr JH Sutcliffe. The Chief Executive is a permanent invitee to the meetings, and recuses himself when his own remuneration is discussed. Mr N Dennis resigned as a member and Chairman of the committee on 1 March 2004. Mr JB Magwaza was appointed Chairman of the committee with effect from 1 March 2004. Mr CF Liebenberg resigned as a member of the committee on 6 May 2004. Subsequent to the year-end Mrs TH Nyasulu resigned as a member following her resignation from the Nedcor Board on 26 January 2005.

The committee considers remuneration in its totality in an integrated and holistic manner, thereby assisting the board in discharging its corporate governance duties related to remuneration strategy, structure and costs.

The committee's responsibilities include:

- reviewing, monitoring and approving principles supporting short-term incentive arrangements for all staff in Nedcor Limited;
- reviewing, monitoring and approving the Nedcor Group Employee Share Option Scheme;
- approving the granting of share incentives to staff;
- investigating and benchmarking remuneration practices and broad terms and conditions of employment for all staff to ensure that these are fair and competitive and to approve the overall cost of remuneration increases awarded to staff;
- determining the remuneration, incentive arrangements and benefits of the executive directors and of certain other senior executives of the group;
- making recommendations to the board on remuneration adjustments, short- and long-term incentives for executive directors and other senior executives of the group;
- approving performance statements for the Chief Executive and group executives;
- undertaking executive succession planning and the talent management process.

The committee's intention is to apply the guiding principles of the remuneration policy in so far as practicable, but both the board and the committee retain the right to use their discretion to deviate from this policy in exceptional circumstances.

Meetings

The committee is required to meet at least four times a year, and met five times in 2004.

Advisers to the committee

During the year under review the committee received advice from external independent advisers on an ad hoc basis. Mr B Olivier, Director: Vasdex Associates, advised the committee on the design of the Nedcor short-term incentive scheme and KPMG (Pty) Limited was appointed to assist with the design of a new long-term incentive scheme, which will be implemented during 2005, subject to approval being obtained at the annual general meeting of Nedcor in May 2005.

Remuneration philosophy and policy

The purpose of remuneration is to attract, retain, motivate and reward high-performing and talented staff to achieve Nedcor's objectives. Nedcor's philosophy is to encourage sustainable long-term performance and at all times to align such performance with the strategic direction and specific value-drivers of the business. The remuneration policy is fully integrated into other management processes such as performance management and talent management, and aligned with overall group human resources policies.

The main objective is alignment in terms of the Nedcor remuneration policy, at the same time recognising individual differences in processes necessitated by the various strategies, structures, cultures and the different market segments being serviced.

The group's intended market position is median remuneration for median performance, relative to business plans and objectives, and upper-quartile remuneration for superior performance.

Guaranteed remuneration increases

Annual increases in guaranteed remuneration are market-related, considering increases awarded by other major banks as well as the bank's comparative position against the banking industry. To maintain appropriate remuneration competitiveness relative to the labour market, remuneration is reviewed annually and increases are effective from 1 April. Non-managerial staff form part of a bargaining unit and annual increases granted depend on successful negotiations with the recognised trade unions. In April 2004 the cost of increases was 5% to management and executives and 6,25% to non-managerial staff.

On appointment as Chief Executive designate on 15 October 2003 Mr TA Boardman's annual guaranteed remuneration package was adjusted to R3 000 000 and no further increases were granted in 2004. Mr Boardman's remuneration will be reviewed again in February 2005 and adjusted with effect from 1 April 2005, commensurate with his performance over the period and comparative remuneration information.

Remuneration

All staff in Nedcor are remunerated on a 'total cost-to-company' basis, ie a guaranteed package inclusive of a basic salary and contributions to benefit funds. From their guaranteed remuneration package the Chief Executive and executive directors contribute to a medical aid scheme, a retirement fund, a disability fund and group life insurance, and a car allowance/company car contribution may be structured into the package, to a maximum of 40% of the guaranteed package. The amount stipulated under basic salary excludes contributions to the retirement and disability funds, but includes the car allowance/company car, group life and medical aid contributions.

Retirement scheme

The Chief Executive and all executive directors are members of the Nedcor Limited defined-contribution retirement funds, and there are no defined-benefit scheme liabilities. Contributions are made from the guaranteed remuneration package values.

Performance bonuses

The principles for new short-term incentive schemes were approved at the start of 2004 and four primary schemes were designed, based on agreed principles for Nedbank Retail, Nedbank Corporate, Nedbank Capital, and Group Support Services. The primary financial targets for the group, clusters and divisions have to be achieved for the creation of the various incentive pools. Weightings in respect of group, cluster and divisional performance, varying by level, have been included in the model to calculate the bonus pools. The weighting dedicated to the group performance varies from 80% for members of the Group Executive Committee (Group Exco) to 30% for the majority of employees on the management and non-managerial levels. The inclusion of the group weighting supports the efforts of the Group Exco to break down silo-driven behaviour and focus on groupwide performance. The balance of weightings is dedicated to cluster and/or divisional performance to support the concept of teamwork.

The calculation of bonus pools for the end of the financial year was based on the extent to which the group, clusters and divisions have achieved the financial targets agreed at the beginning of 2004. The group, cluster and divisional pools are calculated independently of one another. Distribution of these pools will then be based on individuals' performances relative to the agreed deliverables in the performance management process.

Executive target bonuses are determined according to benchmarks in the banking industry and distribution of bonuses will be based on actual performance measured against agreed financial targets in clusters, with non-financial targets being aligned with cluster, learning and development, client services and internal process objectives. Distribution of the bonus pools is based on relative individual performance, benchmarks obtained from the external market and total remuneration portfolios.

Termination arrangements for executive directors

Mr SG Morris and Dr IJ Botha left Nedcor on early retirement on 31 May 2004. Nedcor paid Mr SG Morris R802 465 as guaranteed remuneration for the period from 1 January to 31 May 2004. In addition, accrued leave days amounted to R366 198 and a severance gratuity of R960 675 was paid. Dr IJ Botha was paid R852 465 as guaranteed remuneration for the period from 1 January to 31 May 2004. In addition, he was paid R228 465 in respect of accrued leave days as well as a severance gratuity of R1 025 558.

Messrs DGS Muller and BJS Hore stepped down as board members on 6 May 2004. They remain as members of the Group Exco.

Under his termination arrangements with Nedcor, Mr Laubscher was allowed to retain his options on terms that, if not exercised by whichever was the earlier of their prescribed expiry dates and 30 June 2005, they would then lapse. The performance conditions originally applicable to the awards made in 2001, 2002, and 2003 no longer apply.

In accordance with the rules of the Nedcor Group (1994) Employee Incentive Scheme, all optionholders (whether still employed by the Nedcor Group or not) were entitled to receive an additional award of options following Nedcor's rights issue in May 2004 to compensate for the dilutive effect of that issue on pre-existing options. Details of the award made to the directors are recorded in Table 3 on pages 62 and 63.

Service contracts

Mr TA Boardman's employment is governed by a service contract, the terms of which are considered by the committee to provide a proper balance of duties and securities between the respective parties. Mr Boardman's service contract runs with effect from 10 December 2003 for a period not exceeding five years. Mr Boardman's service contract stipulates a maximum notice period of six months under most circumstances. A similar service contract was agreed at the time of the appointment of Mr MWT Brown on 17 June 2004. This service contract is effective until the executive reaches the normal retirement age and a notice period of six months is required under most circumstances.

An executive director is required to retire from the board at age 60, while a non-executive director is required to retire at age 70.

Executive directors' emoluments

Remuneration for the years ended 31 December 2004 and 31 December 2003 was as follows:

Table 1

Year to 31 December 2004

Name	Basic salary## (R000)	Retirement fund contributions (R000)	Guaranteed remuneration (R000)	Performance bonus (R000)	Special payment (R000)	Material benefits### (R000)	Termination package (R000)	Total (R000)	2004 on 2003 change (%)
MWT Brown#	751	108	859#	2 500	1 250*	605		5 214	
TA Boardman	2 762	238	3 000	4 650		1 632		9 282	285
SG Morris**	674	128	802				1 327	2 129	14
IJ Botha**	760	92	852				1 254	2 106	6
DGS Muller***	608	116	724					724	(65)
ML Ndlovu	1 517	289	1 806	1 800				3 606	105
BJS Hore***	593	113	706					706	(64)
MM Katz****	2 403	458	2 861					2 861	(5)
Total	**10 068**	**1 542**	**11 610**	**8 950**	**1 250**	**2 237**	**2 581**	**26 628**	**22†**

* *Special payment refers to a retention payment of R1,25 million (pretax) awarded in January 2004 and paid on 20 December 2004.*

** *SG Morris and IJ Botha left the organisation on early retirement on 31 May 2004 and their termination packages were calculated on the basis of service and leave accrual.*

*** *DGS Muller and BJS Hore stepped down as board members on 6 May 2004, but remained as members of the Group Exco. Remuneration is reported on for the period in which they were executive directors.*

**** *MM Katz was an executive director of Edward Nathan & Friedland (ENF) until 7 December 2004, but amounts pertain to period 1 January to 31 October 2004, since ENF was no longer a subsidiary of Nedcor Limited subsequent to this. He is currently still a non-executive director of Nedcor Limited.*

MWT Brown's guaranteed remuneration runs from the date of his appointment as Chief Financial Officer, which is 17 June 2004. Performance bonus and special payment refer to the full bonus accrued in the financial year.

Basic salary includes contributions to the medical aid and group life, as well as the company car/car allowance structured into the package. No additional benefits are offered to executive directors.

Refers to relocation costs incurred following the appointments.

† *Refers to total remuneration cost in respect of executive directors in service. Different directors were in service year-on-year.*

Table 2

Year to 31 December 2003

Name	Remuneration (R000)	Retirement contributions (R000)	Leave pay compensation* (R000)	Other benefits# (R000)	Guaranteed remuneration (R000)	Performance bonus*** (R000)	Total (R000)	Year-on-year change (%)
RCM Laubscher	2 407	486	116	1 929**	3 043		4 938	18
TA Boardman****	2 020	207	17	168	2 412		2 412	36
SG Morris	1 448	299	29	99	1 875		1 875	(41)
IJ Botha	1 486	272	31	203	1 992		1 992	(62)
DGS Muller	1 509	323	77	142	2 051		2 051	(37)
AA Routledge	1 533	300	29	19	1 881		1 881	(41)
ML Ndlovu	1 418	281	27	34	1 760		1 760	(43)
BJS Hore	1 568	311	38	30	1 947		1 947	(40)
MM Katz*****	2 473	483	34	33	3 023		3 023	(36)
Total	**15 862**	**2 962**	**398**	**2 657**	**19 984**		**21 879**	**(33)**

* *Leave pay compensation: with the alignment of employment conditions, all leave allocations for management was aligned to 15 + 10 days. Where this represented a reduction from the previous leave entitlement, compensation for loss of benefit was incorporated into the guaranteed remuneration package.*

** *Includes the termination payment of R1,567 million and leave payout of R328 436.*

*** *With effect from 2003 performance bonus payments have been aligned for disclosure purposes in this report with the year to which they relate, ie bonuses paid in respect of the 2003 financial year will be reflected in the 2003 numbers and comparative tables have been adjusted accordingly. The notes to the financial statements reflect the bonus paid in the related accounting period, ie the 2002 bonus paid during the 2003 year.*

**** *Includes backpay of R138 700 for the period 15 October to 31 December 2003, of which payment was deferred to February 2004.*

***** *MM Katz will retain his executive responsibilities for ENF, but effective 1 January 2004 will be a non-executive director for Nedcor Limited.*

Contributions towards the disability fund.

Severance arrangements for executive officers

In respect of the executive directors and other executives the following formula will apply to calculate a severance package in the event that service is terminated: two weeks' guaranteed remuneration per completed year of defined operational service with no maximum. In addition, the executive will receive the contracted one month's notice period and a two months' consultation period, during which he may/may not be required to work, unless an agreement has been reached with an executive that offers a six-month notice period.

Nedcor, as part of the alignment of conditions of employment, has implemented a new policy on retirement gratuities and the previous policy will be phased out over a period of five years. Only staff aged 55 and over, or with more than 20 years' service (at 1 April 2003), will continue to be eligible for this gratuity.

Share option grants

Long-term incentive schemes are intended to provide a reward for key staff similar to the rewards that shareholders receive for good group performance. The share schemes also intend to motivate senior employees to remain with the organisation. The amount of the long-term incentive awarded therefore depends on the most recent performance review, succession planning and overall total remuneration position. Long-term incentives should not pay out before shareholders have received the value created to which such incentives are linked.

The granting of share options (based on job level, merit and performance) is entirely at the discretion of the committee acting on recommendations from executive management. Share options are granted twice a year to new appointments and annually to existing employees on a date determined by the committee.

The current policy is that the strike price will be the ruling price at the close of trade of the Nedcor Limited ordinary shares on the JSE on the trading day immediately preceding the date of grant. Since 2001 the vesting of annual share option allocations has been linked to the achievement of predetermined financial targets. On appointment allocations are, however, linked to traditional time-based vesting principles.

Vesting criteria

The performance-based vesting criteria effective from the 2001 annual allocations are as follows:

- If the increase in compound headline earnings per share growth (excluding translation gains/losses and extraordinary items) in the performance period (three to four years) is equal to the compound rate of inflation (CPI), plus 4% per annum, 50% of any allocation will vest.
- If the increase in compound headline earnings per share growth (excluding translation gains/losses and extra-ordinary items) in the performance period (three to four years) is equal to the compound rate of inflation (CPI), plus 5% per annum, 75% of any allocation will vest.
- If the increase in compound headline earnings per share growth (excluding translation gains/losses and extra-ordinary items) in the performance period (three to four years) is equal to the compound rate of inflation (CPI), plus 6% per annum, 100% of any allocation will vest.

50% of the options granted will vest after three years from the date of grant and the balance (50%) after four years from the date of grant.

The current long-term incentive scheme is under review and it is expected that the new scheme will be implemented in 2005, subject to approval by shareholders. Although the trust deed and scheme rules make provision for either share grants or share options, with or without performance targets, the committee has agreed to the following scheme, which will initially be implemented.

The recommended new long-term incentive consists of two parts:

1 Vanilla share option scheme

Options granted to certain eligible employees, with a vesting period of three years, and a life of five years;

2 Matched Share Scheme

Employees will be able to purchase Nedcor shares, with not more than 50% of their post-tax bonus amount, which will be matched by the group after three years on condition that:

(a) employees are still in the service of the group; and

(b) the group has met the agreed performance targets over a three-year period.

4 388 300 share options were granted during 2004, of which 1 249 300 were granted in respect of new staff that joined during the period from 1 January to 31 December 2004.

In the same year 9 667 892 rights options, at the same price as rights were offered to shareholders, were granted to employees who were in possession of share options. In terms of the trust deed existing option holders were granted five new rights options for every 12 share options held on 8 April 2004. The rights options are exercisable at R45 (the issue price) and the option date was 10 May 2004. The rights options are subject to the same terms and conditions as the underlying options. The Chief Executive announced that he did not accept the rights issue grant at R45, and it was agreed that the same number of options, on the same terms and conditions, would be offered at R60 an option, which was subsequently accepted.

At 31 December 2004 there were 2 914 participants and 28 905 173 Nedcor Limited share options outstanding: 12 645 346 in respect of time-based grants, 10 051 715 performance-based (annual grants) and 6 208 112 the result of the rights issue grant linked to the underlying options.

Executive talent management process

The committee reviewed and approved a new talent management process during 2004. The executive succession process was completed in August 2004. Each executive was assessed according to specific performance criteria. The process followed was in line with Old Mutual's succession planning framework.

Non-executive directors' remuneration

The terms of engagement of the non-executive directors (other than the Chairman) cover a period of three years, as determined by the rotation requirements of the Nedcor Articles of Association. Mr CF Liebenberg was reelected as Chairman of the board in January 2004, but retired at the conclusion of the annual general meeting on 6 May 2004, at which time Mr WAM Clewlow was appointed as Chairman.

Nedcor undertakes a full assessment of the effectiveness of the board and board committees, as well as an evaluation of the Chairman of the board, which take place on an annual basis to elicit feedback from board members, ensuring constant refinement of the governance structure and responsibilities. The feedback from these evaluation processes contributes to the production of the Regulation 38(5) Report in terms of the Banks Act and addressing the state of corporate governance within the organisation.

Remuneration for non-executive members for committee membership is as follows:

Committee	Annual fee
Nedcor Limited	R70 000
Nedbank Limited	R40 000
Group Audit Committee	R65 000
Corporate Audit Committee*	R30 000
Retail Audit Committee*	R30 000
Group Finance Oversight Committee	R30 000
Group Remuneration Committee	R50 000
Group Risk Committee	R30 000
Group Credit Committee	R65 000
Directors' Affairs Committee	R40 000
Strategic Innovation Management Committee	R30 000

** The Corporate Audit Committee and the Retail Audit Committee stopped operating on 11 November 2004, and their functions were incorporated into the Group Audit Committee.*

Chairmen of committees receive double the member fees.

No increases were granted to the non-executive directors for 2004. Subject to shareholders' approval, the Group Remuneration Committee and the board approved increases in fees for two committees with effect from 1 January 2005, ie the Group Audit Committee and the Group Risk Committee, and also approved a fee payable with effect from 1 January 2005 to members of the newly formed Group Transformation and Sustainability Committee, the members of which were appointed on 11 November 2004.

Board meeting attendance is indicated under 'Enterprise governance and compliance' on page 52.

Remuneration for the years ended 31 December 2004 and 2003 was as follows:

Name	Board meeting fees R000	Committee fees R000	**2004 R000**	2003 R000
CJW Ball	110	405**	**515**	407
WAM Clewlow			**1 505**	333
BE Davison	110	75	**185**	228
N Dennis	110	61	**171**	224
B de L Figaji	110	121	**231**	174
PG Joubert				311
MJ Levett*	110	40	**150**	125
CF Liebenberg			**1 413**	2 500
JB Magwaza	110	179	**289**	160
ME Mkwanazi	110	179	**289**	210
PF Nhleko	110	27	**137**	176
TH Nyasulu	110	162	**272**	197
JVF Roberts*	110	150	**260**	214
JH Sutcliffe*	110	90	**200**	202
CML Savage	110	102	**212**	179
RG Cottrell	110	268	**378**	360
Total	1 430	1 859	**6 207**	6 000

* *Fees for Messrs Roberts, Sutcliffe and Levett are paid to Old Mutual SA Limited.*

** *Includes back payments of chairman's fees of R16 667 for the period 10 June 2003 to 31 December 2003.*

Table 3

Name	Opening balance as at Dec 2003 Number of options	Date of grant	Strike price	Options issued during 2004 Number of options	Date of grant	Strike price
BJS Hore	1 900	01/03/1994	2 650			
Stepped down 06/05/2004						
(Closing balance as at 06/05/2004)	30 000	08/11/1994	3 525			
	75 000	14/08/1998	9 875			
	100 000	01/06/1999	12 500			
	25 000	15/04/2002	12 500			
	25 000	31/03/2001	13 620			
	20 000	01/04/2003	8 800			
	276 900					
ML Ndlovu	52 700	14/08/1998	9 875			
	80 000	01/06/1999	12 500			
	25 000	15/04/2002	12 500			
	25 000	31/03/2001	13 620			
	20 000	01/04/2003	8 800			
				79 249	10/05/2004	4 500
	202 700			**79 249**		
AA Routledge*	38 500	14/08/1998	9 875			
Retired 31/12/2003						
	81 500	01/02/1998	12 280			
	50 000	01/06/1999	12 500			
	30 000	15/04/2002	12 500			
	22 500	31/03/2001	13 620			
	20 000	01/04/2003	8 800			
				67 085	10/05/2004	4 500
	242 500			**67 085**		
DGS Muller	66 600	14/08/1998	9 875			
Stepped down 06/05/2004						
(Closing balance as at 06/05/2004)	80 000	01/06/1999	12 500			
	25 000	15/04/2002	12 500			
	25 000	31/03/2001	13 620			
	20 000	01/04/2003	8 800			
	216 600					
SG Morris	55 000	15/04/2002	12 500			
Retired 31/05/2004						
(Balance as at 31/05/2004)	91 900	01/07/1999	13 600			
	30 000	31/03/2001	13 620			
	20 000	01/04/2003	8 800			
				75 791	10/05/2004	4 500
	196 900			**75 791**		
IJ Botha	135 030	01/10/1997	7 950			
Retired 31/05/2004						
(Balance as at 31/05/2004)	10 000	01/04/2003	8 800			
				60 428	10/05/2004	4 500
	145 030			**60 428**		
TA Boardman	126 200	02/07/2002	12 360			
	20 000	01/04/2003	8 800			
				250 000	11/05/2004	6 001
				60 918	10/05/2004	6 000
	146 200			**310 918**		
MWT Brown	72 800	02/07/2002	12 360			
	18 000	01/04/2003	8 800			
				20 000	11/05/2004	6 001
				80 000	10/08/2004	5 575
				37 834	10/05/2004	4 500
	90 800			**137 834**		
RCM Laubscher*	38 000	01/03/1994	2 650			
Retired 31/12/2003						
	70 000	08/11/1994	3 525			
	101 400	14/08/1998	9 875			
	110 000	01/06/1999	12 500			
	43 000	06/11/2001	13 100			
	40 600	15/04/2002	12 500			
	22 500	11/06/2003	9 400			
				161 457	10/05/2004	4 500
	425 500			**161 457**		

In accordance with the rules of the Nedcor Group (1994) Employee Incentive Scheme all optionholders (whether still employed by the Nedcor Group or not) were entitled to receive an additional award of options following Nedcor's rights issue in May 2004 to compensate for the dilutive effect of that issue on pre-existing options.

* *Disclosed in line with Old Mutual plc requirements in respect of share option allocations/rights issue allocations to past directors.*

Exercised during 2004			Gain on		Closing balance as at Dec 2004			
Number of options	Date of exercise	Strike price	share options exercised	Number of options	Date of grant	Strike price	Vested	Expiry date
1 900	20/04/2004	2 650	60 610,00					
				30 000	08/11/1994	3 525	30 000	08/11/2004
				75 000	14/08/1998	9 875	75 000	14/08/2004
				100 000	01/06/1999	12 500	100 000	01/06/2005
				25 000	15/04/2002	12 500		15/04/2008
12 500	31/03/2004	13 620	Forfeited	12 500	31/03/2001	13 620		31/03/2007
				20 000	01/04/2003	8 800		01/04/2009
14 400				**262 500**			**205 000**	
52 700	14/08/2004	9 875	Lapsed					
				80 000	01/06/1999	12 500	80 000	01/06/2005
				25 000	15/04/2002	12 500		15/04/2008
12 500	31/03/2004	13 620	Forfeited	12 500	31/03/2001	13 620		31/03/2007
				20 000	01/04/2003	8 800		01/04/2009
55 291	06/08/2004	4 500	557 245,20	23 958	10/05/2004	4 500		As above
120 491				**161 458**			**80 000**	
38 500	14/08/2004	9 875	Lapsed					
81 500	01/02/2004	12 280	Lapsed					
				50 000	01/06/1999	12 500	50 000	01/06/2005
				30 000	15/04/2002	12 500	30 000	01/07/2005
				22 500	31/03/2001	13 620	22 500	01/07/2005
				20 000	01/04/2003	8 800	20 000	01/07/2005
67 085	10/08/2004	4 500	721 163,75					
187 085				**122 500**			**122 500**	
				66 600	14/08/1998	9 875	66 600	14/08/2004
				80 000	01/06/1999	12 500	80 000	01/06/2005
				25 000	15/04/2002	12 500		15/04/2008
12 500	31/03/2004	13 620	Forfeited	12 500	31/03/2001	13 620		31/03/2007
				20 000	01/04/2003	8 800		01/04/2009
12 500				**204 100**			**146 600**	
				55 000	15/04/2002	12 500	55 000	01/12/2005
				91 900	01/07/1999	13 600	91 900	01/07/2005
15 000	31/03/2004	13 620	Forfeited	15 000	31/03/2001	13 620	15 000	01/12/2005
				20 000	01/04/2003	8 800	20 000	01/12/2005
				75 791	10/05/2004	4 500	75 791	As above
15 000				**257 691**			**257 691**	
				135 030	01/10/1997	7 950	135 030	26/08/2005
				10 000	01/04/2003	8 800	10 000	01/12/2005
56 262	10/05/2004	4 500	873 784,54	4 166	10/05/2004	4 500	4 166	As above
56 262				**149 196**			**149 196**	
				126 200	02/07/2002	12 360		02/07/2008
				20 000	01/04/2003	8 800		01/04/2009
				250 000	11/05/2004	6 001		11/05/2010
				60 918	10/05/2004	6 000		As above
				457 118				
				72 800	02/07/2002	12 360		02/07/2008
				18 000	01/04/2003	8 800		01/04/2009
				20 000	11/05/2004	6 001		11/05/2010
				80 000	10/08/2004	5 575		10/08/2010
				37 834	10/05/2004	4 500		As above
				228 634				
38 000	27/02/2004	2 650	1 297 756,00					
70 000	08/11/2004	3 525	2 720 063,18					
101 400	14/08/2004	9 875	Lapsed					
				110 000	01/06/1999	12 500	110 000	01/06/2005
				43 000	06/11/2001	13 100	43 000	01/07/2005
				40 600	15/04/2002	12 500	40 600	01/07/2005
				22 500	11/06/2003	9 400	22 500	01/07/2005
29 165	08/11/2004	4 500	Sold with 70 000 options above	90 041	10/05/2004	4 500	90 041	As above
42 251	13/08/2004	4 500	446 725,75					
280 816				**306 141**			**306 141**	

Risk management report

Risk management

An organisational standpoint in respect of risk management

Effective risk management is driven by a strong risk management culture. This culture is based on a fundamental and philosophical core that guides the overall approach to risk, which entails an understanding of what risks to take, the desired risk appetite in exchange for a desired return and policy guidelines that support and govern the risks of the enterprise. The culture also sets the tone throughout the businesses to practise the right risk behaviour consistently. Such an approach is constant and positive throughout good times and bad. The strong risk culture helps to create an enlightened organisation that takes a more proactive business stance, exploiting risk opportunities, but always understanding, evaluating and reconsidering the parameters of the underlying risks and realising that there is always an alignment between business and revenue ambitions within a tolerance for risk.

Therefore the cornerstone of our risk management approach is the strong risk culture that is propagated and supported by a partnership between risk management professionals and business divisions.

Our strong risk culture will assist in entrenching our groupwide portfolio management techniques, some of which are currently undergoing major enhancement, so that risk-reward profiles are optimised to attain a more efficient attribution of capital.

A structure of board and risk management committees provides oversight of the risk management processes across the entire risk universe of the organisation, supported by the group risk function under the leadership of the Group Chief Risk Officer.

Group Risk Division Structure


Chief Risk Officer (CRO) Philip Wessels
Group Enterprise-wide Risk Management Head: Alan Faber
Basel II and Group Capital Management* Head: Trevor Adams
Group Credit Risk Head: René van Wyk/ Irena Willman
Group Market and Trading Risk Control Head: Anny Pachyannis-Alman
Group Operational Risk Head: Conrad Theron
Economic Capital and Risk-adjusted Performance Measurement (RAPM) Trevor Browse
Credit Methodology and Ratings John Wright
Credit Portfolio Model James Bernstein
Group Credit Risk Monitoring Unit Irena Willman
Independent Credit Executives John Smale/Chris Vietri
Group Market Risk Monitoring Alan Dunn
Trading Market Risk and Technology Albertus Bekker
Trading Credit Risk Control Vusi Dladla
Risk Advisory and Support Services Les Campbell
Innovation Lorelle Lundall
* Dual reporting line to Chief Financial Officer for Group Capital Management
Management Services Head: Peter Hibbit
Finance and Administration Head: Tim Fearnhead
Human Resources (HR) Head: Mike Burnell
Group Enterprise Governance and Compliance** Head: Selby Baqwa
Group Internal Audit*** Head: Terry Lamont-Smith
NFPS/Money Laundering Nick Jacobs
Exchange Control Peter Brown
Group Legal Willem Kruger
Corporate Insurance Philip Kaye
Group Internal Audit and Risk HR Shamelle Maharaj
Management Services HR Karen Roux
Senior Legal Analyst Seef Botha
Group Cluster Compliance Officers Various
Audit Operations: Nedbank Capital, Nedbank Corporate, Wealth Management, Africa and Other Ferdie Pieterse
Audit Operations: Nedbank Retail, Branch, IT and Project Governance Audit Deon Pienaar
Audit Services Kurt Diederick
** Direct reporting line to Chief Executive and Directors' Affairs Committee
*** Dotted reporting line to CRO and direct reporting line to Group Audit Committee

The primary focus of the group risk management function is to provide shareholders with value, and support the board through leadership of the strategic management of enterprise-wide risks.

Its primary areas of strategic focus are:

- shaping, influencing the understanding of risk and enhancing the communication of risk and risk appetite; and
- ensuring that there is an alignment between risk appetite and business strategies and that an acceptable level of investment is made to enhance capabilities to improve the measurement, analytics, understanding, management and monitoring of risks as well as the responsiveness of key risk processes.

The Group Chief Risk Officer provides strategic leadership and key support to the various risk committees, and is responsible for driving the following priorities:

- keeping the board and executive management informed of major risks being assumed by or potentially facing the group;
- maintaining an integrated enterprise-wide risk measurement, management, monitoring and reporting framework as well as appropriate underlying functional organisational structures to give effect to enterprise-wide risk management and independent risk monitoring;
- working closely with business units to ensure that they identify, measure, understand, mitigate and monitor risks;
- ensuring that comprehensive risk assessment and approval processes are put in place, including the ongoing development and implementation of enterprise-wide risk policies, methodologies and procedures;

and, increasingly, as the organisational portfolio management and capital measurement and attribution capability is enhanced:

- improving risk policies, guidelines and prudential risk limits to ensure an acceptable risk diversification and optimisation of risk-return on a portfolio as well as a transaction basis.

Enterprise-wide Risk Management Framework (ERMF)

Enterprise-wide risk management is essentially about effectively and holistically integrating and embedding risk management strategies and practices across an organisation's risk universe.

Creating shareholder value is the overriding business objective of the Nedcor Group.

Risk is similarly an integral component and driver of our success in achieving this business objective. We do not, however, look to avoid risk or shy away from it, but rather understand it, embrace it, manage it effectively and measure it in the context of an appropriately recognised reward system that should derive its approach to risk management and control from a 'shareholder value' perspective.

In that sense Nedcor's risk process covers a much broader range than the narrowly defined traditional risk categories and specifically includes strategic risk and the enterprise-wide risk management concept.

As a banking group, Nedcor's core activity is risk taking, and accordingly risk management needs to be a core competency.

In today's volatile and competitive corporate environment, risk management and control has become a critically important process for boards of directors as well as for all levels of management.


Nedcor's broad risk management objectives
Protect against unforeseen losses
Ensure earnings stability
Maximise earnings potential and opportunities
Enhanced credit ratings and depositors, analysts, investors and regulators' perceptions
Maximised share price and stakeholder protection
Enhanced shareholder value
Business risk arises as much from the likelihood that something good will not happen as it does from the threat that something bad will happen.
Risk management is not risk avoidance.

The fundamental enterprise-wide risk management principles of the group are as follows:

- an enterprise-wide view of risk;
- business unit management accountability;
- risks aligned to strategic and business objectives;
- clear risk parameters for the group;
- use of appropriate technologies;
- objective risk control and independent assurance to the board;
- a culture of risk awareness;
- consistent and transparent reporting and escalation procedures; and
- reputation protection.

Nedcor's ERMF, introduced in 2003, was designed to achieve the above and is in accordance with:

- best risk management practice locally and internationally;
- the requirements of the new Basel II Accord;
- the Code of Corporate Practice and Conduct [King Report on Corporate Governance (King II)];
- the Combined Code on Corporate Governance, the Smith Guidance, the Turnbull Guidance and Higgs' Suggestions for Good Practice; and
- the Banks Act Regulations and other key financial services legislation.

While coming off a theoretical base, the ERMF has been created to be practical and efficient, with substance prevailing over theoretical form. It is aligned with the above risk management principles developed in conjunction with Old Mutual plc's risk management framework.

Nedcor's ERMF will continue to be developed and enhanced, in conjunction with our Basel II Programme (refer to Capital Management and Basel II section), to achieve:

- a proper, scientifically based Risk Appetite Framework;
- integrated risk management and financial reporting systems and data management;
- a consistent risk measurement methodology (via economic capital implementation);
- a common risk language and culture;
- reliable, consolidated risk measurement and portfolio analysis; and
- compliance with regulations and other governance requirements.

In July 2003 a vision and strategic approach was finalised not only to achieve Basel II compliance for Nedcor, but also to elevate its risk management, capital management and performance measurement to industry best-practice level.

This approach involves building advanced risk measurement, risk management and capital management capabilities, leveraging off the significant investment in our Basel II Programme. The approach also incorporates the comprehensive implementation of enterprise-wide risk management in Nedcor, as discussed above.

During 2004, and to cater for the largely restructured business model under the Chief Executive, the ERMF required a major revision and update to achieve full risk coverage. A significant inclusion in this body of work was the development and implementation of an enterprise-wide set of group risk policies, which align with policies and principles established by Old Mutual and clarify group policy in respect of those major risk areas outlined in Nedcor's risk universe.

Nedcor's ERMF includes graphical depictions in the form of detailed roadmaps that define the 17 categories of its risk universe and comprise what is now commonly known as Nedcor's three layers of defence:

- layer 1 – the enterprise-wide management forums and responsibilities;
- layer 2 – the risk management and corporate governance committee structures; and
- layer 3 – executive management responsibilities by risk area.

A summarised version of layers 1, 2 and 3 is depicted on page 69.

Credit risk

Credit risk is the risk that an asset, in the form of a monetary claim against a counterparty, may not result in a cash receipt (or equivalent) in accordance with the terms of the contract. Credit risk in Nedcor arises mainly from various forms of lending, but also from guarantees and unutilised irrevocable credit commitments. Furthermore, credit risk includes credit risk in derivatives, country risk and settlement risk.

Our credit risk management approach goes through an integrated set of measurements, policies and processes that operate in tandem and provide an ongoing 'risk wrap' for the group's strategies, business planning and risk assumption aspirations. It is also an integral part of our business units' tactical day-to-day credit risk management operations.

Each element of our credit risk management is supported by formally articulated target measures of performance. Credit portfolio measurement methodologies are being rapidly developed into target credit risk-adjusted measures of risk. Credit policy and procedure guidelines are evolving in line with these enhancements.

The maintenance of our desired credit management standards and the consistency of their application across the diverse businesses in our group are communicated, coordinated and monitored on a groupwide basis by the Group Credit Risk Monitoring Unit. However, an essential part of our organisational credit risk culture and practice is that accountability for credit portfolio quality and its underlying credit risk management, throughout the entire credit risk process chain, clearly vests with individual business units.

Although credit risk management is increasingly being integrated into our group credit portfolio procedures, key credit control and monitoring activities ensure that the independence and integrity of the credit risk methodologies and approaches are entrenched.

Key credit control and monitoring processes that were enhanced during 2004

- **Credit policies and procedures**
  The definitions of the key elements of the groupwide policies and procedures guidelines were updated and divisional policies and procedures were subsequently similarly aligned to the central policies. This drives a consistency in approach for key credit policy issues and required practices, but also allows our divisions the flexibility to formulate their own business-specific credit guidelines within a centrally agreed framework and reporting protocol. A formal annual review process had been introduced to ensure that the group's credit policies and procedures continue to be relevant as part of a dynamic process of change and therefore aligned with new methodologies and changes in risk tolerance.

- **Credit risk ratings**
  Our internal 'NGR' 25-point credit risk ratings master scale, developed under the Basel II Programme, is increasingly becoming the centrepiece of our credit risk strategy formulation, management, control and monitoring approaches.

  These measurements of credit risk are already driving differentiated credit policies and procedures and will more accurately determine an appropriate risk appetite, the frequency and depth of reviews as well as credit approval mandates, to name a few impacts.

- **Credit portfolio analysis and reporting**
  Divisional credit portfolio reviews have been considerably enhanced in a phased-improvement project. There is consistency in measurement and reporting standards and an early and proactive focus on those components of credit risk that are showing signs of weakness. Overall, there is a better understanding of the different aspects and levels of credit risk within the varying credit portfolios of our group's operations following an improvement in the underlying metrics and analytics.

  This is reflected in the improved quality of reporting to the Group Credit Committee. Executive management, Board and Risk Committee members are now able rapidly to assimilate key areas of credit risk change and weakness as well as business unit tactical responses to these trends and issues.

- **Prudential risk limits**
  Prudential risk limits are generally in place so that we do not become overexposed to any one borrower or related borrowers, country, industry, industry subsector or regional/geographic area. These risk limits will become more relevant as and when they are enhanced. Different and more meaningful risk characterisations, deeper data series and new measures of credit risk are becoming more reliable and are giving rise to a better knowledge of concentrations and correlated portfolios against which risk appetite measures can be defined.

Credit risk mitigation

We encourage our business units to diversify their credit portfolios. Broadly defined concentration limits and/or expressions of risk appetite currently regulate the potential of overexposures.

Problematic credit exposures are singled out for early intervention by specialised units within each of the business clusters. These workout experts respond proactively to remedy or mitigate developing credit weaknesses, whereas others handle the management and collection of impaired advances in the most efficient and cost-effective manner.

The use of credit derivatives and/or the selling down of exposures, in cases where the obligor risk-reward profiles and borrower credit risk ratings no longer meet our objectives, will increasingly become part of our array of credit risk mitigation techniques.

Credit portfolios review (based on current credit risk rating methodologies)

Each advance is classified into one of the following categories:

Category	Definition
(i) Standard (or current)	Items that are fully current, the continued repayment of which are without doubt and for which full repayment is expected.
(ii) Special mention	Items that are subject to conditions that, if left uncorrected, could raise concerns about timely and full repayment and, as such, require more than normal attention.
(iii) Substandard	Items showing weaknesses that could lead to probable loss, if not corrected, or in respect of which full repayment is in doubt owing to the primary sources of repayment being insufficient.
(iv) Doubtful	Items that exhibit all the weaknesses inherent in items classified as substandard, with the added characteristic that the items are not adequately secured.
(v) Loss	Items that are considered uncollectable and of such little value that the items should no longer be included in advances.

Advances per risk classification of total advances


(%)
3,0
2,5
2,0
1,5
1,0
0,5
0
2,5%
1,8%
1,3%
1,1%
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
— Special mention
— Substandard
— Doubtful
— Loss

Gross NPLs as a % of total loans and advances


4,7
4,5
4,0
3,9
3,3
123 856
156 209
201 415
217 404
227 707
00
01
02
03
04
Total advances (Rm)
— NPL of total advances (%)

Summarised roadmap of Nedcor's Enterprise-wide Risk Management Framework

NEDCOR

Listening Understanding Delivering

ide Risk Management Framework

risk	Market risk		Information technology risk	Credit risk	Compliance risk	Strategic risk	Reputational risk	Social and environmental risk	People risk
y nent ased) VA) nents	Trading: – Price – Foreign exchange (currency) – Equity – Commodity – Credit spread – Volatility Derivatives Hedging Integrated trading risks Model risk concentration	Interest rate risk (including forex) in the banking book ALM	Systems – Capacity – Competitiveness – Availability Information security E-commerce Disaster Recovery Technological innovation IT alignment with group strategy IT capex spend and control Project control and management	Lending Placement Counterparty Settlement Collateral Industry Derivatives replacement Issuer Sovereign Concentration Large exposures Provisioning NPLs Problem advances NPAs Reporting	External laws and regulations Non-statutory industry rules Internal policies and authority levels Money laundering Illegal ads Exchange control Regulatory reporting National Payment System Capital adequacy Personal account trading Insider trading	Strategic process Organisational structure Environment: Industry, political, economic, government competitive and regulatory factors Brand Marketing and communications Planning Client focus Innovation Alliances	All risks Communications Stakeholder relations Disclosure Ethics Corporate governance Outsourcing services Fiduciary relationships Directors' responsibilities Alliances' corporate governance	Social responsibility Stakeholder engagement Organisational integrity Safety and health HIV/Aids The environment Societal and transformation Social investment Triple bottomline	Human capital incentives Employment equity Employment practices Attract/Retain skills Culture and structures Benefit funds and trustees' responsibilities

ıagement forums and responsibilities

lewlow (non-executive director)

- rate Governance Compliance – SAM Baqwa
- **Chief Executive** – TA Boardman
- **Company Secretary** – GS Nienaber
- **Group Executive Committee (Group Exco)** – Chairman: TA Boardman
- p Compliance – K Moodley
- **Chief Financial Officer** – MWT Brown
- **Group Risk Division Chief Risk Officer** – PA Wessels
- **Enterprise-wide Risk** – AP Faber
- **Group Operational Risk** – C Theron
- **Group Credit Risk Monitoring** – I Willman/R van Wyk
- **Group Market and Trading Risk Control** – AM Pachyannis-Alman
- **Group Credit Risk Executives** – Cape based: C Vietri; Durban-based: J Smale

- Nedcor's parent company – Old Mutual plc
- Key regulatory bodies and outside councils
- South African Reserve Bank
- Financial Services Board
- JSE Securities Exchange South Africa
- Microfinance Regulatory Council
- Banking Council of South Africa
- External auditors
- Deloitte & Touche
- KPMG

rate governance committee structure

risk	Market risk		Information technology risk	Credit risk	Compliance risk	Strategic risk	Reputational risk	Social and environmental risk	People risk
			Board Strategic Innovation Management Committee (Board SIMCO) Chair: ME Mkwanazi	Group Credit Committee (GCC) Chair: CJW Ball	Directors' Affairs Committee Chair: WAM Clewlow			Group Transformation and Sustainability Committee Chair: JB Magwaza	Group Remuneration Committee (REMCO) Chair: JB Magwaza
k Committee (Group ALCO) erivatives Committee)			Executive Strategic Innovation Committee (Exec SIMCO) Chair: TA Boardman	Divisional Credit Committees (DCCs) – Corporate Banking – Africa – Sovereign and Financial Institutions – Property Finance – Business Banking – Capital Markets – Nedbank Retail	Operational Risk Committees (Orcos)	Group Executive Committee (Group Exco) Chair: TA Boardman		Group Corporate Citizenship Committee Chair: SAM Baqwa Refer Enterprise-wide Corporate Governance Management Implementation Framework	Group Human Resources Committee Chair: DGS Muller
		Nedbank Capital Investment Committee Chair: B Kennedy	Innovation Governance Committee Chair: LM de Villiers			Strategic Recovery and Turnaround Office Chair: BJS Hore	Corporate Governance Management Committee Chair: SAM Baqwa Refer Enterprise-wide Corporate Governance Management Implementation Framework		
apital agement nmittee 4WT Brown		Property Investment Committee Chair: FM Berkeley							
gers and uisitions nmittee JR Bestbier		Africa Subs-Investment Committee Chair: K Hudson	Project Steering Committee Chair: LM de Villiers	Imperial Bank Board Risk Committee Chair: CJW Ball		Transformation Committee Chair: NV Fakude			

ıent responsibilities by risk area

al	Market risk		Information technology risk	Credit risk	Compliance risk	Strategic risk	Reputational risk	Social and environmental risk	People risk
Officer pital ent	Head of Trading and Market Risk	Head of Group ALM	Technology operations and divisional IT heads	Heads of credit risk	Compliance and legal officers	Executive directors and business unit divisional directors		Corporate Governance Unit	Head of Group HR and divisional heads of HR

irect divisional management responsibility (ii) groupwide management responsibility (iii) advisory capital only or (iv) no responsibility/not applicable.

Summarised roadmap of Nedcor's Enterprise-w

RISK UNIVERSE	THE KEY RISKS	Accounting and taxation risk	Enterprise-wide risk	Operational risk	Investment risk	Insurance and assurance risks	New business risk	Liquidity risk	Capital
	KEY ASPECTS OF THE KEY RISKS	Accounting standards – Impact (eg AC133) – Compliance Management information Cost/Budget control Off-balance sheet activities Forex transaction and transactions Tax strategy Tax compliance Preference share capacity	Enterprise-wide risk management Basel Capital Accord (Basel II) Consolidated supervision Portfolio concentrations Risk management strategy Board education Risk policies and authority levels Regulatory liaison and requirements	Risk of loss from: – Processes – People – Systems – External events Internal controls policies and procedures Legal risk Integration risk Business continuity Fraud Security Outsourcing Professional liability	Private equity Private property Debt investment Underwriting share issues Investment exposures intragroup	Group insurance – internal (Fidelity, PI, Electronic and computer crime, directors and officers' liability, assets, benefit funds and trustees) Reinsurance (short-term and life) Underwriting claims Investments (policyholders)	New products New business Structuring solutions (internal and external) involving non-vanilla transactions Non-vanilla new products Product management	Funding Cash flow management Concentrations Transfer pricing Market liquidity Prudential liquidity	Capital adequa Capital manage Economic capit allocation (risk- Pricing for risk measurement (PIPs Acquisitions Strategic investi

Layer 1

The enterprise-wide risk mar

The board of directors is ultimately responsible for all risks in the group. The board is assisted by board subcommittees.

The Group Audit, Risk and Directors' Affairs Committees and Group Exco are the non-executive and executive directors' forums respectively responsible for ensuring that an enterprise-wide risk management philosophy and process is implemented and maintained.

The Group Chief Risk Officer reports to the Chief Executive who has ultimate, individual responsibility for risk.

The Group Risk Division is independent of the operational business units.

Nedcor Board of Directors Chairman: WAM

Credit Committee
Chair: CJW Ball

Group Audit Committee
Chair: RG Cottrell

Group Risk Committee
Chair: MM Katz

Directors' Affairs Committee
Chair: WAM Clewlow

Corpo anc

Grou

Group Internal Audit
TP Lamont-Smith

Management Services Division
PCW Hibbit

Basel II and Capita Management
TP Adams

Layer 2

Risk management and corpo

THE KEY RISKS	Accounting and taxation risk	Enterprise-wide risk	Operational risk	Investment risk	Insurance and assurance risk	New-business risk	Liquidity risk	Capital
Group Finance Oversight Committee Chair: CJW Ball **Board committees** (Non-executive directors and non-executive members)	**Group Audit Committee** Chair: RG Cottrell	**Group Risk Committee** Chair: MM Katz						

Group executive committees
(Executive directors and senior management)
(All executive committees are subcommittees of Group Exco but also report into the relevant board committees)

Accounting and taxation risk:

- **Executive Taxation Committee** – Chair: MWT Brown
- **Imperial Bank Audit Committee** – Chair: RG Cottrell
- **Cluster Exco Committee** – Chair: MWT Brown

Enterprise-wide risk:

- **Group Exco** – Chair: TA Boardman
- **Basel II Steering Committee** – Chair: PA Wessels

Operational Risk Committees (Orcos)

Nedbank Corporate Chair: GW Dempster	**Nedbank Capital** Chair: B Kennedy	**Group Technology and Support Services** Chair: LM de Villiers	**Nedbank Retail** Chair: RA Shuter
Group Finance Chair: MWT Brown	**Group Human Resources** Chair: DGS Muller		
Group Risk Chair: PA Wessels	**Group Strategy and Corporate Affairs** Chair: NV Fakude	**Cluster Technical Forums** Nedbank Corporate, Nedbank Capital and Nedbank Retail	

Group Asset and Liability and Executive Ri
(Incorporates Group Trading Risk and D
Chair: MWT Brow

Refer Group Market Risk Framework for details (includes capital risk and balance sheet restructuring)

C Man Cor
Chair: I

Mer Acq Cor
Chair:

Layer 3

The executive managen

THE KEY RISKS	Accounting and taxation risk	Enterprise-wide risk	Operational risk	Investment risk	Insurance and assurance risk	New business risk	Liquidity risk	Capit risk
Individual responsibilities	Heads of finance, tax and support finances	Group Chief Risk Officer and divisional heads of risk	Heads of operational risk	Head of private equity	Heads of functions, chief investment officers	Heads of new-business (group and divisions)	Head of Group ALM	Chief Financia Head of Ca Managem
Operations	In the full scope layer 3 roadmap individual heads of clusters/divisions/business units/service functions are identified and formalised as responsible for specific risk(s) as relevant to their area. Responsibilities are specified as (i)							

More representative credit risk calibrations (which also drive treatment strategies, credit process reengineering and management information system improvement projects), including the phased deliverables of enhanced credit systems capabilities, have assisted more focused credit risk management and central monitoring across the credit process chain in all our businesses. More appropriate credit policies, changed organisational credit structures and technology-assisted processes, aided by a sustained period of low interest rates, have facilitated improvements in impaired debtor collection and recovery outcomes, particularly in Nedbank Retail.

All our credit portfolios across the group are in a better condition, risk-graded through more consistent credit risk recognition methodologies and adequately provisioned at the earliest evidence of potential impairment, generally 91 days in arrears. Additionally, the underlying credit and accounting valuation policies and methodologies give rise to mandatory recalculation of recovery rates, based on more conservative collateral valuations.

Market risk

Market risk is the potential impact on earnings of unfavourable changes in foreign exchange rates, interest rates, prices, market volatilities and liquidity. Market risk includes trading risk, derivative instruments used for hedging risk in non-trading portfolios, investment risk, exchange rate risk and interest rate risk in the banking book. Investment risk arises from changes in the fair value of investments and includes private equity, property and strategic investments.

A comprehensive groupwide Market Risk Framework has been designed and implemented to support and assist the board in its responsibility to oversee that market risks are identified, understood, monitored, reported and managed.

Governance structures are in place to achieve effective independent monitoring of market risk via:

- an independent function within Group Risk Division, namely Group Market and Trading Risk Control, which is centralised and monitors all market risk – this is a specialist risk area that provides an independent oversight of market risk in terms of identifying, measuring, analysing, monitoring and reporting, as well as ensuring that appropriate controls are in place to manage market risk; and
- a committee structure incorporating executive committees of the Group Asset and Liability and Executive Risk Committee (Group ALCO) and Group Executive Committee (Group Exco) as well as a board committee (Group Risk Committee).

The independent market risk monitoring process is supported by a comprehensive reporting framework that creates communication channels between independent group risk functions and operating divisions, as well as executive and board committees. The board has approved a market risk limit, which includes banking book and trading book of 5% of capital and reserves, 2% of which represents the trading risk limit. Group Market and Trading Risk Control reports on market risk at all levels and is instrumental in ensuring that market risk limits are compatible with a level of risk acceptable to the board, and has also played a major role in a number of new developments, including:

- implementation of economic capital for trading market risk, balance sheet risk and private equity;
- ongoing review of groupwide derivatives usage and the effectiveness of derivative hedges;
- centralisation of the investment risk monitoring function, with appropriate policies and reporting;
- monitoring of risk on a number of balance sheet portfolios on a mark-to-market basis, including subordinated debt and statutory liquid assets; and
- implementation of new risk technology to facilitate compliance with Basel II.

Market risk management processes and methodologies are benchmarked against best practice on an ongoing basis. Enhancements are assessed and implemented in consultation with the operating divisions. The most recent benchmarking exercise (undertaken by Mercer Oliver Wyman) was favourable and indicated that economic capital was the main area where enhancements were required. Workstreams have been initiated and will be progressed during 2005.

Market risk associated with trading activities is a result of transactions in foreign exchange, interest rate, equity and commodity markets. Instruments actively deployed are spot and forward exchange contracts, interest rate swaps, forward rate agreements, bonds, bond options, equities and equity derivatives. Currency options, commodities and commodity derivatives are traded on a limited basis.

Market risk exposures for trading activities are measured using sensitivity analysis, value-at-risk (VaR) and stress-scenario analysis. Nedcor's current limit structure is based on sensitivity analysis that measures the impact on earnings of specified moves in interest rates, prices, exchange rates and market volatilities. This method of risk exposure measurement is conservative, as all market factors are assumed to move adversely at the same time. For the year ended 31 December 2004 the market risk exposure was 0,34% and 0,67% of Nedcor's capital and reserves for the trading and banking book respectively.

The VaR risk measure estimates the potential loss in pretax profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability-based approach that takes into account market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets. Risks can be measured consistently across all markets and products, and risk measures can be aggregated to arrive at a single risk number. The one-day 99% VaR number used by Nedcor represents the overnight loss that has less than 1% chance of occurring under normal market conditions.

VaR methodologies employed to calculate daily risk numbers include the historical and variance-covariance approaches. In addition to these two methodologies, Monte Carlo simulations are applied to

Rm	Historical VaR (one-day, 99%) by risk type Average	Minimum	Maximum	Year-end
For the year ended 31 December 2004				
Foreign exchange	**1,3**	**0,1**	**5,7**	**1,2**
Interest rate	**7,5**	**4,9**	**18,0**	**7,1**
Equity products	**12,3**	**4,0**	**23,2**	**16,5**
Diversification	**(7,0)**			**(8,3)**
Total VaR exposure	**14,1**	**9,6**	**33,3**	**16,5**
Sensitivity exposure	**72,4**	**33,7**	**117,0**	**97,7**
For the year ended 31 December 2003				
Foreign exchange	1,7	0,4	5,9	2,1
Interest rate	15,9	9,3	27,0	19,2
Equity products	6,1	2,4	15,3	9,9
Diversification	(8,2)			(11,8)
Total VaR exposure	15,5	8,1	25,4	19,4
Sensitivity exposure	45,2	17,1	79,8	63,9

The monitoring of trading credit risk exposures within Nedcor includes a total risk exposure measure, made up of current market value plus potential future exposure. Monte Carlo simulations are used to calculate potential future exposure. In terms of active management of credit risk there is continued emphasis on the use of credit mitigation strategies such as netting and collateralisation of exposures. These strategies have been particularly effective in situations where there has been a high risk of default.

The credit equivalent exposure of derivative financial instruments (ie total risk exposure estimate as per regulatory requirement) as at 31 December 2004 is reflected in the following tables:

Rm	Nominal value	Replacement value	Credit equivalent exposure
2004			
Foreign exchange contracts			
Less than one year	**131 461**	**9 138**	**10 453**
One to five years	**6 911**	**1 284**	**1 630**
Beyond five years	**915**	**271**	**317**
Interest rate contracts			
Less than one year	**278 008**	**1 170**	**1 170**
One to five years	**187 305**	**6 763**	**7 699**
Beyond five years	**82 419**	**5 071**	**5 483**
Equity derivatives			
Less than one year	**5 809**	**1 834**	**1 892**
One to five years	**9 205**	**2 029**	**2 489**
Beyond five years	**21 702**	**–**	**1 085**
Total	**723 735**	**27 560**	**32 218**
2003			
Foreign exchange contracts			
Less than one year	178 939	7 425	9 214
One to five years	9 869	3 694	4 187
Beyond five years	3 637	2 463	2 645
Interest rate contracts			
Less than one year	252 719	933	846
One to five years	230 860	6 124	7 113
Beyond five years	79 446	5 185	5 582
Equity derivatives			
Less than one year	8 689	1 881	1 968
One to five years	3 686	791	975
Total	767 845	28 496	32 530

the various portfolios on a monthly basis to determine potential future exposure. Trading risk reserves are then created as a function of potential future exposure as well as empirical risk evidence.

While VaR captures Nedcor's exposure under normal market conditions, scenario analysis and, in particular, stress-testing are used to add insight into the possible outcomes under abnormal market conditions. Nedcor uses a number of stress scenarios to measure the impact on portfolio values of extreme moves in markets, based on historical experience as well as hypothetical scenarios. The stress-test methodology assumes that all market factors move adversely at the same time and that no actions are taken during the stress events to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

Group Asset and Liability and Executive Risk Committee (Group ALCO)

Group ALCO is a subcommittee of the Group Exco. The responsibility of Group ALCO has been extended and now covers the following:

- liquidity risk;
- interest rate risk, both local and foreign;
- foreign exchange risk, including currency translation risk;
- trading market risk;
- market risk on financial instruments used for purposes other than trading (for example balance sheet hedges);
- investment risk; and
- capital risk.

Group ALCO executes its responsibilities by:

- establishing, implementing and continuously enhancing policies, limits and guidelines to manage the above risks, recognising the strategic objectives of the group;
- ensuring compliance with statutory and regulatory requirements in respect of the above risks;
- ensuring that the accountability for the management of risk is clearly defined;
- ensuring that all risks are clearly identified, understood and managed;
- ensuring that the group's risk management systems and methodologies are appropriate and that the individuals responsible for managing risk have the required knowledge, expertise and experience;
- establishing and maintaining an independent risk monitoring function; and
- reviewing the appropriateness and effectiveness of the Market Risk Framework.

Group ALCO's capital management responsibilities include:

- notional allocation of risk capital to operating units;
- investment term of capital;
- determination of capital hurdle rates for transaction pricing;
- capital adequacy in terms of regulatory requirements;
- the structure of the group's capital; and
- capital planning.

Group ALCO reports to the Group Risk Committee of the board of directors on all policy, risk limit and associated issues.

Group Asset and Liability Management (ALM)

Considerable progress was made during the course of the year in upgrading the ability of the organisation to manage the balance sheet effectively through the ongoing identification of unwanted risk, together with effective hedging strategies. Of particular significance this year was the successful hedging of the Ned1 and Ned2 subordinated debt, better management of the risk inherent in the issue of fixed-rate term funding deposits and the reduction of the risk associated with the capital held offshore.

Good progress was made with the implementation of a modern and more appropriate funds transfer pricing (FTP) methodology that enables the centralisation of interest rate risk to a balance sheet management centre, which monitors the interest rate risk being generated by the various clusters and executes hedges through a dedicated ALM desk housed in Treasury. While considerable use of derivative instruments has been made to reduce unwanted risk, natural offsetting transactions on the balance sheet are also used, where possible. Hedging activities include the ongoing management of the bank's statutory liquid assets.

The FTP methodology aligns with the profitability measurement project, which combines FTP, AJTP and capital allocation to allow more correct measurement of the businesses housed in the clusters. The initial project makes use of capital required under Basel I as a measure, but prepares the organisation for risk-adjusted profitability measurement under Basel II and ultimately will use the bank's economic capital allocation model.

A new capital management team is being formed to ensure this ongoing improvement in capital management and to enable the bank to cope with a more demanding environment under Basel II and economic capital (E Cap).

Liquidity risk management was further improved with the introduction of additional stress tests and improved information on cash flows across the business.

The creation of a centralised funding desk in Treasury, which controls all non-rand currency flows, has further enhanced the bank's liquidity and interest rate management and ensured optional funding from a cost perspective.

The margin management function of Group ALM has improved the bank's ability to understand the margin dynamic and to develop appropriate strategies to ensure that the net interest income is optimised.

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate and/or failed internal processes, people and systems or from external events. This definition includes legal risk.

The Nedcor Group is firmly committed to instil a strong operational risk management culture in the organisation that is characterised by the following:

- sound risk governance structures;
- risk-adjusted performance measures;
- clear accountabilities with respect to risk management;
- an appropriate technology infrastructure that enables the identification, measurement, management and monitoring of operational risk in the business; and
- staff skilled in the assessment and management of operational risk.

Stakeholders and subject matter experts have been consulted to confirm that business solutions being implemented meet not only regulatory requirements, but also the needs of the user community in the most effective manner. One of the key delivery mechanisms in this regard is the Group Operational Risk Forum. In this forum proposed business solutions are evaluated and project deliverables are monitored to build or enhance the Operational Risk Management Framework in the Nedcor Group.

Some of the major initiatives implemented during the course of 2004 include the following:

- implementing requirements to be compliant with the standardised approach (Basel II) for operational risk management in 2008;
- restructuring executive committees to enhance the board focus on risk management and in particular operational risk;
- enhancing the operational risk reporting process at different levels in the organisation;
- setting targets with respect to the risk assessments done in business clusters;
- separating the role of risk and compliance officers to allow for better focus on the respective disciplines; and
- setting group and business level risk policies that include defining the roles and responsibilities of stakeholders.

The main drivers influencing operational risk requirements include, but are not limited to, the following:

- Basel II regulations;
- King II on corporate governance;
- the Banks Act; and
- emerging best practice.

The bank's external auditors and Basel II consultants do periodic independent reviews to confirm that there are no gaps between the interpretation and implementation of business solutions that form part of the Operational Risk Framework.

The group operational risk function, tasked with the responsibility of championing the operational risk management process, in partnership with business unit risk functions, laid a strong foundation for the organisation's operational risk management initiatives.

A project has been launched to implement a quantitative measurement capability for operational risk, supported by an integrated technology infrastructure that enables operational risk to be identified, managed and measured in a holistic and consistent manner and ultimately to meet the requirements of the advanced measurement approach of Basel II.

Internal Audit Division

The Nedcor Group Internal Audit Division (GIA) performs an independent, objective assurance and consulting activity designed to add value and improve the organisation's operations. GIA assists the organisation in accomplishing its objectives by using a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and governance processes.

This is achieved by continuous evaluation of and reporting on:

- the adequacy, appropriateness and effectiveness of the internal control systems, as established and maintained by management and the directors, aimed at the achievement of performance and profitability goals, the safeguarding of assets and the efficient use of resources;
- the reliability and integrity of financial and operating information generated; and
- compliance with the requirements of the Banks Act and other relevant legislation.

Nedbank Forensic and Protection Services (NFPS)

Forensic services

The Nedcor Group recognises its accountability to all its stakeholders under the legal and regulatory requirements applicable to its business and is committed to high standards of integrity and fair dealing in the conduct of its business. It is committed to comply with both the spirit and the letter of applicable requirements for good corporate governance and always to act with due skill, care and diligence.

Considerable cost has been incurred in this year and will continue to be incurred in respect of ensuring compliance with anti-money-laundering and corrupt activities legislation, adapting systems and processes to comply with the identification, verification and other requirements under the Financial Intelligence Centre Act (FICA) and reporting incidents under FICA and the Prevention and Combating of Corrupt Activities Act (PRECCA).

The main focus in the past year has been on reverification of existing clients. This focus will continue through to September 2006, by which date banks are required to have completed the reverification of their entire client base. Although this is just one of many anti-money-laundering requirements, the banking industry has spent a significant amount of time, effort and money on this process, often to the annoyance and irritation of clients. The reverification of existing clients is a challenge faced by banks internationally and it is hoped that a more pragmatic solution to this requirement can be found.

In addition to the focus on client reverification, the following Money Laundering Control Programme issues can be listed as highlights of the year:

- development and board ratification of a Nedcor Limited Policy for Global Money Laundering Control;
- development of a new Nedbank Limited Money Laundering Control Policy for SA Operations, aligned with a global group policy – this new policy was ratified by the Nedbank Limited Board and implemented in 2004;
- assistance rendered to Nedbank Africa in the establishment of money laundering control programmes in all of their African entities;
- establishment of an effective internal communication strategy and management of several above-the-line (external) advertising campaigns;
- establishment of a Central Storage Solution for FICA documentation and a Central Verification Hub (CVH) to assist in the reverification exercise;
- a 55% increase of reported suspicious transactions, compared with the previous year; and
- obtaining approval and registering a formal project to procure and implement a state-of-the-art Automated Money Laundering Detection Solution – contractual agreements should be finalised early in 2005 and implementation will occur immediately thereafter.

Crime continues to threaten our society as a whole, and Nedbank and our people are by no means exempt from this. Tip-offs Anonymous (a unique tollfree number: 0800 000 999), which is an independent reporting line, is but one aspect of Nedbank's ongoing efforts in creating crime awareness, contributing towards crime prevention and bringing about a culture of zero tolerance to crime. Through this service Nedbank empowers its employees and clients to become part of the solution by combating crime through reporting suspicious and corrupt activities. Nedcor has also ensured, through its staff integrity process, that all new recruits and appointments are thoroughly screened in terms of background checks, criminal and credit record clearances, as well as resumé and qualification verifications to ensure that our staff meet the requirement of being fit and proper for their duties.

Security services

Nedcor has again demonstrated its well-deserved position in the banking industry as the leading provider of security solutions to combat incidents of serious and violent crime by ensuring group branches and buildings remain a safe, secure, environmentally friendly working, transacting and banking environment for our staff, clients and the public at large.

Comparisons from 1999 to date indicate a decline in the incidents of violent crime. This decline can be attributed to an industry-wide campaign supported by the South African Police Services and the Department of Justice, combined with a well-defined security model and strategy for Nedbank. In 2004 there were 27 incidents with a loss of R2,3 million.

Business Continuity Planning continues to play an important role, and compliance with the Payments Association of South Africa's standards and disaster recovery timelines is a key objective for 2005.

Exchange control

Nedcor has an established team of competent professionals who have a thorough understanding of the South African Exchange Control Regulations.

The team has a good relationship with the Exchange Control Department of the South African Reserve Bank and is well-placed to advise clients on their foreign exchange requirements. The team has established appropriate forums to understand client requirements. Through a good understanding of these requirements and a thorough understanding of the Exchange Control Regulations appropriate solutions are forged.

This team is offering clients an excellent service, is able to deliver timeous solutions and is on track to fulfil its vision of being the leading exchange control department in South Africa who can satisfy clients' needs by providing a quality value-adding service.

Basel II update

The Basel Committee on Banking Supervision finalised a new capital accord, commonly referred to as Basel II, in June 2004. The South African Reserve Bank recently confirmed a common implementation date for South Africa, namely 1 January 2008, for all approaches available under Basel II, with two pilot test runs in 2006 and parallel calculations in 2007.

As reported last year, the Nedcor Group has been following a strategic-based approach to its Basel II implementation – not only to comply with Basel II, but also to elevate the group's risk measurement and management, capital management and performance measurement to international best practice.

This approach has involved building advanced risk and capital management capabilities, and is also facilitating the comprehensive implementation of enterprise-wide risk management in the Nedcor Group.

Implementation has been fast-tracked, with extensive use made of leading international risk and capital management consultants, Mercer Oliver Wyman. This was done partly to avoid pitfalls experienced by other banks and to facilitate a timely quantum leap in risk and capital management. Knowledge transfer from the consultants to Nedcor staff has been a major focus throughout the engagement.

Accordingly, we are now pleased to report that Nedcor has made significant progress over the past 18 months and all material business-related development work has been substantially completed. All major data management and information technology (IT) systems development work has progressed well and is due for completion in 2005.

Our Basel II implementation approach has been to:

- design;
- prototype;
- pilot;
- rollout;
- refine; and

only then automate the variety of new risk and capital models built.

This approach has allowed for significant progress to be made, 80/20 output to be obtained, some benefits to be realised early, and valuable lessons to be gained to improve on the original design, while data enhancement and IT development work continue.

Some specific Basel II Programme deliverables over the past 18 months include:

- The building of best-practice credit rating models. Nedcor has been engaged in a significant programme to upgrade its capabilities in formal credit risk measurement. As a result, we are very close to best practice with the following current gaps/qualifications:
  - As the credit models have been recently developed, they will be subjected to extensive and rigorous ongoing testing and refinement throughout 2005 and beyond.
  - Further upskilling of quantitative resources is required in the business operations and a centre of excellence for credit risk measurement will be formalised in each of the three major business clusters.
  - Six of the nine identified corporate segment rating models have been built, including Corporate, Middle Market/Small and Medium Enterprises, Commercial Real Estate (Investor), Commercial Real Estate (Developer), Project Finance, and Parastatals. These models account for over 80% of Nedbank's non-retail exposures. The remaining three models (Banks, Sovereigns, Property Finance and Behavioural Scorecard) are due for completion by the end of the first quarter 2005. These models will cover all asset classes defined by Basel II in respect of which Nedbank has material exposure.
  - In Nedbank Retail work involved the establishment of a dedicated centre of excellence ('Retail Financial Lab' in 2004), and the ongoing development/enhancement of scorecard models and credit risk analytics customised to over 35 different retail portfolios/products. These analytics measure all the key credit risk components (probability of default (PD), loss given default (LGD) and exposure at default (EAD)), using commonly accepted best-practice methodologies in full compliance with the letter and spirit of the Basel II internal-ratings-based (IRB) approach for retail exposures.

- Finalisation, for non-retail exposures, of a best-practice EAD and LGD framework and tools based on:
  - adequate historical data;
  - a sound theoretical framework; and
  - a causative-based model.

- Finalisation of a comprehensive new Basel II-based credit methodology. Some components have already been written into policy and are being applied. This includes, *inter alia*, a Nedbank master rating scale, with 26 performing and four non-performing grades.

- Completion of an intensive seven-month credit process redesign project by Business Banking. The implementation of this will not only ensure that this division meets the Basel II credit risk process minimum requirements but, end-to-end, provides for a best-practice credit process. Knowledge/Expertise gained from this project will be applied to all other credit areas in the bank.

- The building of a best-practice group credit portfolio model (CPM) and establishment of a competent CPM team. Although refinements and data enhancement are ongoing, the initial output is pleasing. The CPM team assists in the bank's management and/or optimisation of its credit portfolios, capital, concentration risk, identification of risk hot spots, economic capital allocation and client value management/risk-based pricing. This will be an enabler to achieve best practice in credit portfolio management, and then financial risk optimisation incorporating portfolio management of all financial risks.

- Significant progress with our major economic capital and capital management project to develop new best-practice capabilities to assist in:
  - improving the understanding of the group's overall capital position as well as of individual business units and subsidiaries through a common language of risk measurement (ie economic capital);
  - improving the quality of the group's capital planning and forecasting ability, including the establishment of an early warning/scenario analysis system to highlight capital strains;
  - improving the group's ability to measure business performance, balancing return and risk consistently across business units;
  - creating an environment for the group and business units to use the Economic Capital Framework to make improved risk, product design, pricing and other business decisions (including those relating to client value management); and
  - improving transparency and communication with management, non-executive directors, regulators, rating agencies and investors.

In addition, a best-practice Risk Appetite Framework has been built, based on earnings volatility modelling.

This will provide a powerful new capability and concept for building the group's understanding of risk as a strategic driver, allowing interpretation of what can often be complex and seemingly extreme downside measures.

In summary, this project, while addressing a variety of Basel II requirements, has delivered the capabilities for Nedcor to implement:
- risk-based economic capital allocation;
- a best-practice Capital Management Framework;
- risk-adjusted performance measurement [economic profit/risk-adjusted return on capital (RAROC)]; and
- quantitative- and qualitative-based best practice for risk appetite.

This economic capital and risk appetite project delivered the building of the new required capabilities in December 2004. Refinement will continue in 2005 and full implementation is expected in 2006.

Embedding an integrated risk-based capital management system essentially entails making the Nedcor Group significantly financially fitter.

- Sound progress has been made on the data management and IT systems side, which includes the following major workstreams:
  - new credit process automation;
  - exposure management;
  - collateral management;
  - data management; and
  - end-to-end Basel II IT architecture and reporting requirements.

All these efforts are in line with commitments made by the group a year ago, which included:
- a back-to-basics approach;
- a strong focus on risk;
- the core activity of any major bank; and
- implementation of value-based management (including risk-based management information, capital allocation and performance measurement).

As a result, Nedcor is on track successfully to complete its strategic-based Basel II implementation and fulfil its aspiration of worldclass risk management.

2003 – 2004

Comprehensive PLANNING

- Central Basel II Programme Office set up
- Appointment of expert consultants to assist with implementation (Mercer Oliver Wyman)
- Business requirements identification and gap analysis
- Initial strategic, tactical and operational implications identified
- Detailing of requirements and solutions to fill business gaps and meet requirements (detailed business planning) and high-level data management/IT requirements

▼

- Master Implementation Plan
- Data, data management and IT specifications (and detailed plan) prepared and finalised

▼

- Detailed scope of work (including all detail requirements as well as SARBs)

2003 – 2005

Enhancement and/or development of RISK MEASUREMENT methodologies, systems and tools

- **Rating tools and scoring models**
  - Best-practice credit risk ratings/gradings
  - Probability of default (PD) parameter
- **Credit Risk profiling tools and framework**
  - Loss given default (LGD) parameter
  - Exposure at default (EAD) parameter
- **Credit Portfolio Model**
  - Portfolio concentrations, correlations and diversification benefits
- **Credit policies/procedures**
  - Group credit methodology
  - Credit portfolio methodology
- **Market risk** (trading, ALM, investments)
  - Internal model (VaR) for trading risk
  - Best-practice ALM measurement
- **Operational risk**
  - Workstreams for standardised approach and AMA approach
- **Systems**
  - High-level systems and data gap analysis
  - Rating tools IT platform and credit process automation
  - Exposure management (single view of client)
  - Collateral management
  - Data management and IT architecture (including reporting)

▼

- **Reading of economic and Basel II capital**
  - Group economic capital allocation by business unit, major business line and risk type (version 1)

2004 – 2006

Enhancement to RISK AND CAPITAL MANAGEMENT processes

- **Capital management**
  - Economic capital framework and allocation
  - Capital planning/ forecasting/ scenario testing
  - Linked to Risk Appetite Framework
- **Credit portfolio management**
  - Identification of risk hot spots
  - Concentration risks in portfolios
  - Credit portfolio optimisation
  - Portfolio inflow control
- **Credit process redesign**
  - Redesign/Optimisation of credit processes from origination to recovery
- **Pricing and client value management**
  - Understand pricing for economic risks
  - Client relationship pricing
  - Identification of value creating/destroying clients
- **Asset and Liability Management (ALM)**
  - Optimising balance sheet management
  - Funds transfer pricing
- **Reporting and risk management information systems**
  - Risk, economic capital and risk-adjusted performance measurement (RAPM) reporting framework
- **Enterprise-wide risk management**
  - Risk Appetite Framework (earnings volatility model)
  - Limit management
  - Consistent risk measurement
  - Common risk language and definitions
  - Centralised risk reporting capabilities
  - Groupwide policies
  - Integrated Risk Framework – Enterprise-wide Risk Management Framework (ERMF)
- **Operational risk management**
  - Best-practice Operational Risk Management Framework

2005 – 2007

Resulting in BEST-PRACTICE VALUE-BASED MANAGEMENT leading to the optimisation of shareholder value

- **Capital management**
  - Actively manage capital and earnings in line with Best-Practice Capital Management Framework
  - Institute economic capital caps on value-destroying clients, products and businesses
- **Client value management**
  - Risk-adjusted client profitability
  - Risk-adjusted pricing
- **Managing portfolio distribution**
  - Change business mix as appropriate
  - Synthetically securitise highly concentrated portfolios
  - Address portfolio hot spots attracting high capital requirement
- **Risk-based strategic management**
  - Risk-based targeting, planning and budgeting resulting in optimal growth of loan book and enhancement of overall book quality and sustainability of earnings
- **Credit process**
  - More efficient
  - Quicker client turnaround
  - Better risk management
- **Risk-adjusted performance measurement (RAPM)**
  - Economic profit/RAROC by business unit, major portfolio and overall
  - Align group strategy and growth with ability to create economic value, and reward accordingly (value-based incentives and compensation)

DATA MANAGEMENT, IT AUTOMATION, EDUCATION/TRAINING AND CHANGE MANAGEMENT →

Chief Financial Officer's report



Mike Brown
Chief Financial Officer

Following my appointment as Chief Financial Officer in June 2004, I have focused primarily on the internal measurement systems within Nedcor to ensure these pinpoint accountability more appropriately and are increasingly aligned to measure and reward shareholder value creation.

I have been fortunate in having a thorough handover from Bob Head as well as continued access to his wise counsel in his new role as a non-executive director of Nedcor.

Financial overview

Nedcor's results for the year show a significant turnaround compared with the disappointing performance of 2003.

Attributable income of R974 million shows a strong recovery from the loss of R1,6 billion for the year to 31 December 2003. The group made an attributable profit per share of 270 (2003: attributable loss of 546) cents per share.

Headline earnings per share, excluding foreign exchange translation losses of 504 (2003: 502) cents per share, were ahead of the group's expectations indicated in its trading update in November 2004. Headline earnings per share of 401 cents per share were significantly up from 19 cents per share in 2003.

Following the extensive review conducted in the preparation of the 2003 balance sheet and the successful R5,15 billion capital raising in May 2004, the group focused on restoring Nedcor's profitability and set two key targets to be achieved in 2007:

- a return on average ordinary shareholders' funds of at least 20%; and
- an efficiency ratio of 55%.

While a great deal of work still lies ahead to improve returns to shareholders and meet these targets, the results for the year show good progress towards the targets and management remains committed to them. In addition, management is also targeting expenses growth at 9% below revenue growth on a three-year compound growth rate basis, using 2004 as a base year.

Headline earnings and headline earnings per share



3 012
1 260
3 551
1 475
2 476
979
55
19
1 447
401
00
01
02
03
04
Headline earnings (Rm)
Headline earnings per share (cents)

Income statement review

Net interest income (NII)

NII increased by 11,1% from R6 808 million to R7 567 million. In the context of slow balance sheet growth and a deliberate reduction of just over R6 billion of low margin, low return on equity (ROE) corporate advances, this increase was achieved as a result of the:

- maturing of all expensive unhedged fixed-rate funding in April 2004;

Results highlights

		2004	2003
Headline earnings	Rm	**1 447**	55
Headline earnings before FX	Rm	**1 819**	1 471
Attributable income	Rm	**974**	(1 600)
Headline earnings per share	cents	**401**	19
Headline earnings per share before FX	cents	**504**	502
Attributable earnings per share	cents	**270**	(546)
Net asset value per share	cents	**4 590**	4 240
Tangible net asset value per share	cents	**3 357**	2 247
Dividend declared per share	cents	**120**	240
Group capital adequacy	%	**12,1**	10,1

Key financial performance indicators

		2004	2003
Return on average ordinary shareholders' equity	%	**9,2**	0,4
Return on average ordinary shareholders' equity (excluding FX, merger and recovery costs)	%	**14,4**	12,5
Return on total assets	%	**0,45**	0,02
Net interest income to average interest-earning assets	%	**3,13**	3,04
Non-interest revenue to total income	%	**50,8**	49,0
Impairments to total advances	%	**2,9**	3,4
Expenses to total income	%	**76,3**	80,2
Expenses (excluding FX) to total income	%	**74,5**	72,5
Effective tax rate before non-trading and capital items	%	**24**	55
Staff complement		**21 103**	24 205

Note: FX = foreign exchange.

- positive endowment effect of the R5,15 billion rights offer proceeds from May 2004 onwards;
- repatriation of offshore capital;
- sale of non-core assets; and
- reduced funding costs on negative endowment.

A combination of these factors, together with focused balance sheet management and a reduction in non-performing loans, offset by year-end asset gross-ups required in respect of certain derivatives and the securitisation conduit, impacted margin percentages. This resulted in the interest margin (expressed as NII to average interest-bearing assets) increasing from 3,04% to 3,13%.

Non-interest revenue (NIR)

NIR increased by 3,1% from R7 953 million to R8 197 million. This increase was achieved despite a reduction in AC133 fair-value adjustments from R512 million in 2003 to R140 million in the current year.

The key drivers of NIR were:

- Commission and fees increased by 9,8% from R5 208 million to R5 716 million as a result of annual price increases, volume growth and strong growth by mortgage originator, Bond Choice.
- Exchange and securities dealing decreased by 32,1% from R1 201 million to R816 million. Trading levels remain subdued and have not reached the highs seen in the first half of 2003. This decline was partially offset by private equity revaluations of R170 million in Nedbank Capital.
- The first-time consolidation of Fasic and the Dr Holsboer Trust, as well as a change of accounting treatment in the cell captive insurance company, increased non-interest revenue by R248 million.

Foreign exchange translation losses

During the year the rand strengthened by 15% from R6,63 per US$1,00 at 31 December 2003 to R5,63 per US$1,0 at 31 December 2004. This resulted in the recognition in the income statement of unrealised foreign exchange losses amounting to R372 million and R57 million within reserves. This compares with the R1 416 million income statement charge for unrealised foreign exchange losses and the R181 million reserves movement posted in 2003 when the rand strengthened by 23% from R8,60 per US$1,00 at 31 December 2002 to R6,63 per US$1,00 at 31 December 2003.

In line with the commitment made to shareholders to reduce excess levels of capital in offshore operations, total offshore capital sensitive to foreign exchange fluctuations was reduced from US$1 080 million at 31 December 2003 to US$436 million at 31 December 2004 or in rand terms from R7 146 million to R2 088 million.

If the group had not taken these active steps, foreign exchange losses would have amounted to R929 million.

The adoption of International Financial Reporting Standards (IFRS) from 2005 onwards will lead to a larger portion of the foreign exchange translation profits or losses being treated as movements in the balance sheet foreign currency translation reserve rather than as income statement profits and losses.

Rm	FX-sensitive	Non-FX-sensitive	Total
December 2003 FX exposure	7 146	2 122	9 268
Capital repatriated and foreign dividends	(760)		(760)
Preference funding repatriated	(1 956)		(1 956)
Sale of subsidiaries and foreign restructuring	(1 605)	(118)	(1 723)
Loss on translation	(372)		(372)
Hedge of future capital repatriation	(365)		(365)
December 2004 FX exposure	2 088	2 004	4 092

Note: FX = foreign exchange.

Credit impairments

The industry continues to benefit from a favourable credit environment and the 2004 income statement impairment charge of R1 416 million represents a reduction of 31% from the 2003 charge of R2 063 million. The 2004 charge amounts to 0,7% of the loan book or 18,7% of net interest income. The credit quality of the loan portfolio improved during the year and non-performing loans fell from R8 444 million (3,9% of the book) to R7 490 million (3,3% of the book) at 31 December 2004. Properties in possession declined from R1 280 million to R761 million, of which only R391 million remains unsold.

Impairment of advances/ specific and general provisions charge


18,8
19,2
24,6
30,3
18,7
910
1 058
1 467
2 063
1 415
00
01
02
03
04

☐ Specific and general provisions charge (Rm)
— Net interest income (%)

Operating expenses

Expense control remains a key focus area for Nedcor and is a critical element in the success of the recovery programme.

Operating expenses before merger, recovery and alliance partner fees increased by R736 million or 7,1% from R10 305 million to R11 041 million. The ratio of operating expenses before merger, recovery and alliance partner fees to gross income (excluding foreign currency translation losses) deteriorated year-on-year from 69,8% to 70,5%, but improved from the comparative of 73% reported in June 2004.

Efficiency ratio
(%)


51,9
48,4
65,4
80,2
76,3
00
01
02
03
04

Major factors impacting on operating expenses were:

- Staff expenses increased by R401 million or 8,1% from R4 949 million to R5 350 million. This increase reflects the inclusion of a R627 million provision for employee incentive and retention awards, compared with R165 million of such expenses in 2003. This normalisation of incentives follows their reduction in 2003 as a result of poor performance. Staff expenses, excluding provision for employee incentive awards, are flat year-on-year.
- Computer processing expenses were well controlled and reduced by 3% from R1 270 million to R1 234 million.
- Following increased activity during the merger, communication and travel expenses reduced by 9% from R473 million to R434 million.
- Occupation and accommodation expenditure increased by 4% from R969 million to R1 005 million. This increase is below market-related lease escalations and reflects an overall reduction in office space requirements.
- Marketing and public relations expenditure decreased by 11% from R559 million to R502 million. After allowing for a R46 million transfer of Nedcor Foundation expenses to 'Other sundry expenses', marketing and public relations expenditure is marginally down on last year, largely as a result of delays in brand campaigns into 2005.
- Fees and insurances increased by 22% from R1 077 million to R1 319 million. This increase arises as a result of R75 million (2003: R42 million) spent on Basel II and money laundering compliance, and additional audit fees relating to 2003 of R31 million and additional expenses of R58 million in Bond Choice associated with the continued strong growth in originator activity.
- Office equipment expenses dropped slightly from R321 million to R317 million in 2004.
- Sundry expenses increased by 25% from R328 million to R410 million. The increase is due to the transfer of R46 million of expenditure from the Nedcor Foundation referred to above as well as R86 million additional expenditure for the first-time consolidation of certain subsidiaries.
- Transaction taxes increased 31% from R359 million to R470 million. This increase is attributable to provisions for potential transaction taxes as well as increased volumes.

Alliance partner fees

Alliance partner fees increased from R4 million to R70 million, primarily as a result of the profitability of the Capital One alliances prior to their termination.

Recovery programme and merger expenses

Recovery expenditure of R379 million includes retrenchment costs of R298 million. Certain recovery costs were budgeted for 2005 and the group estimates that further restructuring costs of R59 million will be incurred in 2005.

Merger costs during the period amounted to R246 million, slightly below the original estimate for the year. A final contingency of R107 million was budgeted for 2005. The group will complete the merger in the first quarter of 2005, within the R868 million once-off costs previously communicated to the market. The group has realised R634 million of synergies

Non-trading and capital items

Rm	2004	2003
Goodwill	374	1 803
Amortisation	248	424
Impairment	126	1 379
Impairment of investments and fixed assets	113	239
Software and development costs	90	134
Other investments, fixed assets and equipment	23	105
Loss/(Profit) on disposal of	23	(349)
Buildings	(20)	(29)
Various subsidiaries and other non-core investments	43	(320)
Total before taxation	510	1 693
Taxation	37	38
	473	1 655

from the merger to date and is on track to realise the balance of the R700 million 'steady state' synergies initially anticipated in 2005.

Taxation

The effective tax rate of 24% is higher than anticipated, as R126 million of additional provisions have been raised for potential taxation liabilities. The tax rate was impacted positively by a R342 million (2003: R356 million) credit on the tax line arising from the required treatment of structured finance transactions. This credit is offset by lower reported margin income on these transactions. The taxation charge is also lower as a result of a saving in secondary tax on companies (STC) due to the high acceptance rate of the 2003 final capitalisation award as well as other STC credits.

Taxation


24
21
5
55
24
714
773
418
390
576
00
01
02
03
04

☐ Taxation (Rm)
— Effective tax rate (%)

In prior years structured finance transactions were entered into by a number of group companies with third parties using the group's tax base. Pursuant to the terms of the majority of the transactions, an underlying third party has contractual acceptance of any tax risk, although the obligation to pay the tax in the first instance rests with the group companies.

South African Revenue Service has begun to examine the tax aspects of these types of structures. The group has in limited cases raised an appropriate provision.

Balance sheet review

Capital

The rights issue raised capital of R5,15 billion. This, together with trading profits, the realisation/revaluation of non-core investments, the focus on managing advances growth and the reduction of foreign currency exposures, all contributed to increasing the group's Tier 1 capital adequacy ratio from 5,0% at 31 December 2003 to 8,1% at 31 December 2004.

Net asset value per share


2,66
2,02
1,76
1,46
1,69
6 423
6 136
6 300
4 240
4 590
00
01
02
03
04

☐ Net asset value per share (cents)
— Price-to-book ratio (%)

Deposits

All expensive unhedged fixed-rate funding, in the form of negotiable certificates of deposit (NCDs), promissory notes (PNs) and retail fixed deposits amounting to approximately R24 billion in December 2003, matured in the first half of the year. Structural shifts in the group's funding mix reduced the cost of funds and liquidity remained sound throughout the reporting period.

Advances

Advances increased by 5,3% from R210,1 billion in December 2003 to R221,1 billion at 31 December 2004. The group actively reduced certain

Offshore subsidiaries sold include:

Subsidiary	Proceeds Rm	Book value Rm	Profit/(Loss) Rm
Chiswell Associates	244	104	140
BoE Life International	62	149	(87)
BoE International Fund Services and BoE International Fund Managers	44	23	21
Stenham Group	238	318	(80)
Total	588	594	(6)

Onshore investments disposed of include:

Investment/Subsidiary	Proceeds Rm	Book value Rm	Profit/(Loss) Rm
Century City – vacant land	82	80	2
NUEP*	38	17	21
Edward Nathan & Friedland	50	70	(20)
Endowment policies	1 252	1 280	(28)
Other	17	13	4
Total	1 439	1 460	(21)

** Following the partial sale and restructuring of Net1 Applied Technology Holdings (Aplitec) into Net1 UEPS Technologies (NUEP), Nedcor has reduced its shareholding in this group from 25% to 15%.*

categories of low margin, low ROE corporate advances and generally followed a cautious approach to asset growth prior to the completion of the rights issue.

The overall loss of market share was disappointing, with retail average advances growing by 13,4%, but lagging competitor growth, and corporate average advances reducing by 6,3%, mainly as a result of the R6,2 billion balance sheet efficiency programme initiated to optimise the use of capital and the generally slow demand for credit in the corporate environment.

Intangible assets

Goodwill reduced from R3 762 million to R3 441 million as a result of amortisations, impairments and disposals. Of this R2 669 million relates to the acquisition of BoE Limited and the property finance, business banking and merchant banking activities of BoE in particular.

Computer development and software costs capitalised on balance sheet reduced from R1 710 million to R1 419 million, with capitalised items under development falling from R375 million to R104 million. The ratio of intangible assets (goodwill and computer software) to ordinary shareholders' funds has improved year-on-year from 47,0% to 28,9%.

The adoption of IFRS from 2005 onwards will result in goodwill no longer being amortised, but being subject to an impairment assessment at the end of each reporting period.

Non-core assets

The group's strategy of focusing on its core business of banking led to a programme being initiated to dispose of non-core assets. This is progressing well.

A review of the international businesses resulted in the closure of the Asian operations, which reduced risk and will improve the return on ordinary shareholders' funds. Advances in this region have been reduced to US$26 million (from over US$400 million), with no additional losses.

The repatriation of the capital from the Asian businesses commenced in October 2004 with the first US$1 million, followed by US$19 million in January 2005, and the balance is expected to be remitted in May 2005.

The group reduced its office space needs and disposed of 17 buildings for R93,8 million at a profit of R20 million.

The group has remaining non-core assets of approximately R1,1 billion that are earmarked for disposal.

Accounting policies

Nedcor's consolidated financial statements are prepared in accordance with, and comply with, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and Banks Act. The accounting policies adopted are in all material respects consistent with those applied for the year ended 31 December 2003. Certain restatements from 2003 are reflected in these financial statements, being the reclassification of transaction taxes from the taxation line to operating expenses in the income statement and the gross-up of assets and liabilities relating to certain pension fund assets and liabilities amounting to R529 million. The disclosures in the 2003 segmental reports have been restated to take into account changes for the improved segmental profitability measurements during 2004.

Good progress has been made in preparing for the introduction of reporting under IFRS with effect from 1 January 2005 and the restatement of the 2004 results.

Improved management information systems (MIS)

The group committed itself to enhance financial disclosure and has achieved improved market and segmental disclosures.

During 2005 a new internal funds transfer pricing system will be implemented and pro forma 2004 segmental results have been adjusted to reflect this. This will ensure that divisional net interest income more accurately reflects divisional interest rate risks.

The group also implemented an improved activity-justified transfer pricing process between divisions in the group to allocate costs on a more accurate basis. While there are still central costs that should be charged to divisions, the process is substantially complete. This will facilitate more accurate product, channel and client profitability measures.

A risk-weighted capital allocation and charging methodology was introduced. This is being used as a foundation for more sophisticated risk-adjusted economic capital allocation, which will be implemented in 2006.

Liquid assets and cash reserving costs are no longer held at the centre but are being charged to divisions.

These processes have resulted in more accurate and meaningful segmental analysis, thereby improving the group's ability to evaluate and manage capital and helping management and investors to measure and benchmark divisional performance. 2003 segmental results have been restated for the above improvements to afford better comparability.

Capital management

One of the changes, under the Chief Executive's restructuring programme, announced at the beginning of 2004, was to reassign accountability for capital management and asset and liability management (ALM), including the Group Asset and Liability and Executive Risk Committee, to the Chief Financial Officer. To provide capital management with the attention that is necessary and appropriate, Group Capital Management and Group ALM have recently been split into two separate dedicated functions.

Capital required and available in banking operations



9 297
15 338
16 469
18 719
20 866
22 985
21 285
21 589
21 246
25 663
00
01
02
03
04
Capital required (10%) (Rm)
Capital available in banking operations (Rm)

Capital management is one of the greatest levers for value creation in the group, and will shortly become even more critical as a result of Basel II. Basel II could potentially give rise to capital requirements varying between banks with different risk profiles, businesses and/or sophistication of risk and capital management.

Year ahead

2005 will be challenging for the greater group finance community. In addition to a commitment of continued improvement in disclosure, segmental reporting and cost allocations, we shall also have the rollout of IFRS as well as a focus on improved product profitability, 'shadow' economic capital reporting and initial Basel II reporting.

The 'shadow' rollout of economic capital measurement will facilitate better understanding of the risk and reward relationships in the divisions and set the platform for a full implementation in 2006.

Work has also commenced on reviewing the long-term financial architecture process framework, and this project will deliver recommendations during the year ahead.



NEDCOR

Annual financial statements

Table of contents

Registration number 1966/010630/06
(Incorporated in the Republic of South Africa)

www.nedcor.com

Directors' responsibility

The directors are responsible for the integrity of the financial statements and related information included in this annual report.

For the board to discharge its responsibilities management has developed and continues to maintain a system of internal financial control. The board has ultimate responsibility for this system of internal control and reviews the effectiveness of its operation, primarily through the Group Audit Committee, the Nedcor and Nedbank Risk Committees and other risk-monitoring committees and functions.

The internal financial controls include risk-based systems of accounting and administrative controls designed to provide reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and the group's written policies and procedures. These controls are implemented by trained, skilled staff with clearly defined lines of accountability and an appropriate segregation of duties. The controls are monitored by management and include a comprehensive budgeting and reporting system operating within strict deadlines and an appropriate control framework. As part of the system of internal financial control the group internal audit function conducts operational, financial and specific audits and coordinates audit coverage with the external auditors.

The external auditors are responsible for reporting on the financial statements.

The financial statements are prepared, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice and incorporate responsible disclosures in line with the accounting philosophy of the group. The financial statements are based on appropriate accounting policies consistently applied, except as otherwise stated and supported by reasonable and prudent judgements and estimates. The directors believe that the group will be a going concern in the year ahead. For this reason they continue to adopt the going-concern basis in preparing the group annual financial statements.

These financial statements set out on pages 87 to 151 and the Remuneration report on pages 57 to 63 have been approved by the board of directors and are signed on its behalf by:

WAM Clewlow
Chairman

TA Boardman
Chief Executive

Sandown
17 March 2005

Company Secretary's certification

In terms of section 268G(d) of the Companies Act, 61 of 1973, as amended, I certify that, to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 31 December 2004 all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

GS Nienaber
Company Secretary

Sandown
17 March 2005

Report of the independent auditors

To the members of Nedcor Limited

We have audited the annual financial statements and group financial statements, set out on pages 87 to 151 and the Remuneration report on pages 57 to 63, for the year ended 31 December 2004. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements and group financial statements fairly present, in all material respects, the financial position of the company and the group as at 31 December 2004 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Sandown
17 March 2005

Directors' report

for the year ended 31 December

Nature of business

Nedcor Limited (Nedcor or the company) is a registered bank holding company that, through its subsidiaries, provides a wide range of financial services and is listed under 'banks' on the JSE Securities Exchange South Africa.

Financial results

Full details of the financial results are set out on pages 90 to 151 of these annual financial statements.

Year under review

The year under review is fully covered in the Chairman's statement and the Chief Executive's review.

Share capital

Details of the authorised and issued share capital, together with details of shares issued and options granted during the year, appear in note 16 to the annual financial statements.

Ownership

The holding company of Nedcor is Old Mutual (South Africa) Limited and associates, which hold 51,92% of the company's ordinary shares. The ultimate holding company is Old Mutual plc, incorporated in England and Wales. Further details of shareholders appear on page 153.

Dividends

Details of the dividends appear in note 29 to the annual financial statements on page 131.

Directors

Biographical details of the current directors are given on pages 20 to 23. Details of directors' remuneration and options appear on pages 57 to 63.

The directors who, in terms of the articles of association, retire by rotation at the annual general meeting are Messrs N Dennis, B de L Figaji, ML Ndlovu and PF Nhleko, and they being eligible, make themselves available for re-election. Messrs MWT Brown and RM Head were appointed on 17 June 2004 and 1 January 2005 respectively, and are in terms of the articles due to retire at the annual general meeting. Both are available for re-election.

Details of the members of the board, who served throughout the year, except as listed, are given below:

Name	Position	Date initially appointed as director	Date resigned (where applicable)
CJW Ball	Independent non-executive director	1 November 2002	
TA Boardman	Chief Executive – executive director	1 November 2002	
IJ Botha	Executive director	1 November 2002	23 February 2004
MWT Brown	Executive director	17 June 2004	
WAM Clewlow	Chairman – non-executive director	12 September 2000	
RG Cottrell	Independent non-executive director	25 November 2002	
BE Davison	Independent non-executive director	25 November 2002	
N Dennis (British)	Independent non-executive director	25 November 2002	
B de L Figaji	Independent non-executive director	25 November 2002	
RM Head (British)	Non-executive director	1 January 2005	
BJS Hore	Executive director	1 December 1999	6 May 2004
MM Katz	Vice-chairman – non-executive director	4 November 1997	
MJ Levett	Non-executive director	1 February 1987	31 December 2004
CF Liebenberg	Chairman – non-executive director	28 March 1990	6 May 2004
JB Magwaza	Independent non-executive director	1 October 1996	
ME Mkwanazi	Independent non-executive director	20 April 1999	
SG Morris	Executive director	1 July 1999	23 February 2004
DGS Muller	Executive director	1 December 1999	6 May 2004
ML Ndlovu	Vice-chairman – executive director	1 November 1994	
PF Nhleko	Independent non-executive director	25 November 2002	
TH Nyasulu	Vice-chairman – independent non-executive director	29 July 2002	26 January 2005
JVF Roberts (British)	Non-executive director	1 January 2001	
CML Savage	Independent non-executive director	1 November 2002	
JH Sutcliffe (British)	Non-executive director	10 December 2001	

Directors' report continued

for the year ended 31 December

Company Secretary and registered office

The Company Secretary is Mr GS Nienaber and his address and that of the registered office are as follows:

Business address	Postal address
Nedcor Limited	Nedcor Limited
Nedcor Sandton	PO Box 1144
135 Rivonia Road	Johannesburg
Sandown	2000
2196	

Property and equipment

There is no change in the nature of the property and equipment of the group or in the policy regarding their use during the year.

Contracts

No contracts in which directors and officers of the company and its subsidiaries had an interest and that significantly affected the affairs or business of the company, or any of its subsidiaries, were entered into during the year under review, with the exception of contracts for the sale of Edward Nathan & Friedland (ENF) and the acquisition of Peoples Bank minority shareholders interests.

Executive service agreement

Nedcor and Mr MWT Brown entered into an executive service agreement in terms whereof Mr MWT Brown was appointed Chief Financial Officer from 17 June 2004. The agreement may, inter alia, be terminated by either party giving six months notice in writing, but will in the absence of notice, endure until the end of the month in which the executive turns 60.

Insurance

The group has placed cover in the London traditional insurance market up to R1,85 billion in excess of R50 million. Group captive insurers provide cover for losses that may occur below the R50 million level, retaining R150 million and providing an additional R300 million through insurance arrangements in the South African insurance market.

Subsidiary companies

Details of principal subsidiary companies are reflected on page 146 of the annual financial statements.

Special resolutions

Nedcor called a general meeting of its shareholders on 17 March 2004 to obtain approval to increase Nedcor's authorised share capital from 350 million to 600 million ordinary shares and a grant of authority by shareholders to Nedcor's directors to place newly authorised but unissued ordinary shares under the control of the directors to allot new ordinary shares to meet existing contractual requirements, to fund the rights issue and the capitalisation award and to meet Nedcor's obligations in terms of the share incentive scheme.

No special resolutions were proposed or passed by Nedcor's direct subsidiaries during the year under review.

Proposed change of name

The notice of the annual general meeting contains a proposed special resolution to change the name of Nedcor Limited to Nedbank Group Limited. The proposed change to Nedbank Group Limited will align the company's name more closely with that of its principal operating subsidiary, Nedbank Limited.

In this regard, shareholders' attention is drawn to the following:

- existing ordinary share certificates are good for delivery;
- only the long and short name of Nedcor Limited will change as indicated;
- the JSE share code (NED) and ISIN code (ZAE000004875) will remain the same; and
- shareholders will **not** have to surrender their existing share certificates; nor do dematerialised shareholders have to take **any** action.

Post-balance-sheet events

The section 54 approval, to transfer certain assets and liabilities from Peoples Bank Limited to Nedbank Limited, was received from the Minister of Finance during December 2004. The transfer of assets and liabilities to Nedbank Limited was effected post-balance sheet date on 1 February 2005 and the Peoples Bank Limited banking licence was rescinded on that date. Certain assets of R6,7 billion, mainly mortgage loans, have been retained within the old Peoples Bank company, which has been renamed Peoples Mortgage Limited.

Directors' interests

At 31 December the directors' interests in ordinary shares in Nedcor Limited were as follows:

	Beneficial				Non-beneficial	
	Direct		Indirect		Indirect	
Number of shares	2004	2003	2004	2003	2004	2003
CJW Ball	**10 000**					204
TA Boardman						
MWT Brown			**909**			
WAM Clewlow			**2 849**	2 000		
RG Cottrell	**523**	367				
BE Davison						
N Dennis						
B de L Figaji						
RM Head						
MM Katz			**4 273**	3 000		
MJ Levett	**17 804**	12 333				
JB Magwaza	**150**	105				
ME Mkwanazi	**1 647**	103				
ML Ndlovu			**18 299**	12 846		
PF Nhleko						
TH Nyasulu						
JVF Roberts						
CML Savage	**8 452**	5 863				
JH Sutcliffe						
Total	**38 576**	18 771	**26 330**	17 846	**–**	204

None of the directors had any direct non-beneficial interest in the shares of the company during the year under review.

At 31 December 2004 the directors' interests in respect of the non-redeemable, non-cumulative preference shares of R0,001 each in Nedbank Limited were as follows:

	Beneficial				Non-beneficial	
	Direct		Indirect		Indirect	
Number of shares	2004	2003	2004	2003	2004	2003
CJW Ball	**144 300**	144 300				
TA Boardman					**85 000**	85 000
MWT Brown						
WAM Clewlow						
RG Cottrell					**29 363**	29 363
BE Davison			**18 700**	18 700		
N Dennis	**47 500**	47 500				
B de L Figaji						
RM Head						
MM Katz	**475 000**	475 000			**105 000**	105 000
MJ Levett						
JB Magwaza						
ME Mkwanazi				10 000		
ML Ndlovu						
PF Nhleko						
TH Nyasulu						
JVF Roberts						
CML Savage			**212 700**	212 700		
JH Sutcliffe						
Total	**666 800**	666 800	**231 400**	241 400	**219 363**	219 363

None of the directors had any direct non-beneficial interest in the Nedbank preference shares during the year under review.

There has been no material change in directors' interests since 31 December 2004. There are 847 210 (2003: 1 426 830) options outstanding that have been granted to executive directors in terms of the Nedcor Group (1994) Employee Incentive Scheme. Refer to the remuneration report on pages 57 to 63.

Group income statement

for the year ended 31 December

	Notes	2004 Rm	2003* Rm
Interest income	22	**23 825**	28 141
Interest expense	23	**16 258**	21 333
Net interest income		**7 567**	6 808
Non-interest revenue	24	**8 197**	7 953
Foreign currency translation losses		**(372)**	(1 416)
Gross operating income		**15 392**	13 345
Impairment of advances	8.2	**1 416**	2 063
Income after impairment of advances		**13 976**	11 282
Operating expenses	25.1	**11 111**	10 309
Recovery programme expenses		**379**	
Merger expenses		**246**	394
Profit from operations before non-trading and capital items		**2 240**	579
Non-trading and capital items	26	**(510)**	(1 693)
Profit/(Loss) from operations		**1 730**	(1 114)
Attributable earnings of associates and joint ventures	11.2	**147**	132
Profit/(Loss) before taxation		**1 877**	(982)
Taxation	27.1	**576**	390
Taxation on non-trading and capital items	27.2	**(37)**	(38)
Profit/(Loss) after taxation		**1 338**	(1 334)
Minority interest income attributable to:			
Ordinary shareholders		**(135)**	(133)
Preference shareholders		**(229)**	(133)
Income/(Loss) attributable to shareholders		**974**	(1 600)
Earnings per share (cents)	28	**270**	(546)
Diluted earnings per share (cents)	28	**269**	(545)
Headline earnings per share (cents)	28	**401**	19
Diluted headline earnings per share (cents)	28	**400**	19
Dividend declared per share (cents)		**120**	240

** Restated as per note 3.*

Headline earnings reconciliation

for the year ended 31 December

	Notes	2004 Rm	2003 Rm
Income/(Loss) attributable to shareholders		**974**	(1 600)
Less: Non-headline earnings items		**(473)**	(1 655)
Non-trading and capital items	26	**(510)**	(1 693)
Taxation on non-trading and capital items	27.2	**37**	38
Headline earnings		**1 447**	55

Group balance sheet

as at 31 December

	Notes	2004 Rm	2003* Rm
Assets			
Cash and short-term funds	4	**10 050**	12 227
Other short-term securities	5	**16 310**	10 610
Government and other securities	6	**26 224**	21 333
Derivative instruments	33	**27 560**	28 496
Advances	7	**221 128**	210 096
Sundry debtors		**7 881**	7 463
Deferred taxation assets	9	**1 172**	3 074
Current taxation prepaid	10	**196**	256
Investments in associate companies and joint ventures	11	**1 043**	1 627
Other investments	12	**3 456**	3 788
Insurance assets	13	**3 109**	5 152
Property and equipment	14	**2 740**	2 684
Computer software and capitalised development costs	15.1	**1 419**	1 710
Goodwill	15.2	**3 441**	3 762
Customers indebtedness for acceptances		**1 509**	835
Total assets		**327 238**	313 113
Shareholders' equity and liabilities			
Ordinary share capital	16.1	**394**	275
Ordinary share premium		**9 892**	4 801
Reserves		**7 809**	6 571
Ordinary shareholders' equity		**18 095**	11 647
Minority shareholders' equity attributable to:			
Ordinary shareholders		**721**	652
Preference shareholders	16.2	**2 770**	2 802
Total shareholders' equity and minority shareholders' equity		**21 586**	15 101
Deposits, current accounts and other liabilities	17.1	**254 299**	238 404
Sundry creditors	17.2	**10 054**	12 454
Derivative instruments	33	**28 055**	28 206
Deferred taxation liabilities	9	**1 125**	2 731
Current taxation liabilities	10	**193**	144
Insurance funds	18	**3 109**	5 152
Long-term debt instruments	19	**7 308**	10 086
Liabilities under acceptances		**1 509**	835
Total liabilities		**305 652**	298 012
Total shareholders' equity and liabilities		**327 238**	313 113
Guarantees on behalf of customers excluded from assets	20	**10 770**	12 403

** Restated as per note 3.*

Group statement of changes in shareholders' equity

for the year ended 31 December

	Number of ordinary shares	Ordinary share capital Rm	Ordinary share premium Rm
Balance at 31 December 2002	270 577 653	271	4 536
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	4 079 105	4	377
Shares sold by subsidiary	97 667		(111)
Preference shares issued by Nedbank Limited			
Share issue expenses			(1)
Preference share dividend paid			
Loss attributable to shareholders			
Transfer from/(to) reserves			
Release of reserves previously not available*			
Foreign currency translation differences			
Dividends to shareholders			
Release of AC133 available for sale reserve			
Acquisition of subsidiaries			
Other			
Balance at 31 December 2003	**274 754 425**	**275**	**4 801**
Shares issued for options exercised under the Nedcor Group (1994) Employee Incentive Scheme	**2 766 258**	**3**	**168**
Shares issued in terms of rights offer	**114 481 010**	**114**	**5 037**
Other share issues	**2 209 697**	**2**	**102**
Share issue expenses			**(215)**
Shares held by subsidiary	**(240 000)**		**(1)**
Preference share dividend paid			
Preference share cumulative dividend			
Income attributable to shareholders			
Transfer from/(to) reserves			
Release of reserves previously not available*			
Foreign currency translation differences			
Dividends to shareholders			
Fair value adjustments to AC133 available for sale reserve			
Acquisition of subsidiaries			
Other			
Balance at 31 December 2004	**393 971 390**	**394**	**9 892**

** Release of reserves previously not available relates to the difference between the market price and the exercise price of options granted to employees that were exercised in the current year.*

	Reserves† not available for distribution Rm	Foreign currency translation reserve Rm	Other†† non-distributable reserves Rm	AC133 available-for-sale reserve Rm	Other††† distributable reserves Rm	Total ordinary shareholders' equity Rm	Preference share capital and premium Rm	Minority interest attributable to ordinary shareholders Rm	Total shareholders' equity Rm
	97	(28)	147	15	9 914	14 952	1 987	503	17 442
						381			381
						(111)			(111)
						–	825		825
						(1)	(10)		(11)
						–	(133)		(133)
					(1 600)	(1 600)	133	133	(1 334)
	266		(40)		(226)	–			–
	(357)					(357)			(357)
		(181)				(181)			(181)
					(1 395)	(1 395)			(1 395)
				(15)		(15)			(15)
						–		36	36
					(26)	(26)		(20)	(46)
	6	**(209)**	**107**	**–**	**6 667**	**11 647**	**2 802**	**652**	**15 101**
						171			**171**
						5 151			**5 151**
						104			**104**
						(215)			**(215)**
						(1)			**(1)**
						–	**(229)**		**(229)**
						–	**(32)**		**(32)**
					974	**974**	**229**	**135**	**1 338**
	98		**39**		**(137)**	**–**			**–**
	(48)					**(48)**			**(48)**
		(57)				**(57)**			**(57)**
					(269)	**(269)**		**(15)**	**(284)**
				621		**621**			**621**
						–		**(38)**	**(38)**
			22		**(5)**	**17**		**(13)**	**4**
	56	**(266)**	**168**	**621**	**7 230**	**18 095**	**2 770**	**721**	**21 586**

† Represents the non-distributable provision for vested share options issued under the Nedcor Group (1994) Employee Incentive Scheme.

†† Represents mainly other non-distributable revaluation surplus on capital items.

††† Represents the accumulated profits after distributions to shareholders and appropriations of retained earnings to other non-distributable reserves.

Group cash flow statement

for the year ended 31 December

	Notes	2004 Rm	2003* Rm
Cash flows from operating activities	30.1	**5 582**	5 281
Cash received from clients	30.2	**31 782**	35 699
Cash paid to clients, staff and suppliers	30.3	**(26 570)**	(30 668)
Dividends received on investments		**143**	152
Recoveries on loans previously written off		**227**	98
Change in working funds		**(11 804)**	(14 124)
Increase in operating assets	30.4	**(21 565)**	(13 634)
Increase/(Decrease) in operating liabilities	30.5	**9 761**	(490)
Cash utilised by operating activities before taxation		**(6 222)**	(8 843)
Taxation paid	30.6	**(835)**	(616)
Net cash utilised by operating activities		**(7 057)**	(9 459)
Cash flows from investment activities		**2 836**	2 654
Acquisition of property and equipment		**(948)**	(1 007)
Proceeds on disposal of property and equipment		**277**	145
Net income on investment banking assets		**97**	243
Net proceeds from disposal of investments in associate companies and other investments		**1 642**	552
Net proceeds from disposal of insurance assets		**1 516**	2 739
Disposal of investments in subsidiary companies net of cash	30.7	**343**	236
Acquisition of investments in subsidiary companies net of cash	30.8	**(91)**	(254)
Cash flows from financing activities		**1 903**	2 063
Proceeds from issue of ordinary shares		**5 211**	380
Proceeds from issue of preference shares by Nedbank Limited			815
Shares repurchased by subsidiary company			(111)
Net (decrease)/increase in long-term debt instruments		**(2 778)**	2 507
Dividends paid to ordinary shareholders	30.9	**(269)**	(1 395)
Preference dividends paid		**(261)**	(133)
Effects of exchange rate changes on cash and short-term funds (excluding foreign borrowings)		**141**	362
Net decrease in cash and short-term funds		**(2 177)**	(4 380)
Cash and short-term funds at beginning of year		**12 227**	16 607
Cash and short-term funds at end of year	4	**10 050**	12 227

** Restated as per note 3.*

Balance sheet – classifications of financial instruments

as at 31 December

	2004		2003*	
	Assets Rm	Liabilities Rm	Assets Rm	Liabilities Rm
Fair value	**66 438**	**36 153**	75 741	35 749
Held-for-trading	**63 283**	**36 153**	73 774	35 749
Available-for-sale	**3 155**		1 967	
Amortised cost	**251 832**	**268 181**	225 886	259 388
Originated loans and receivables	**244 759**		224 563	
Held-to-maturity	**7 073**		1 323	
Non-trading liabilities		**268 181**		259 388
Other assets and liabilities	**8 968**	**1 318**	11 486	2 875
Total ordinary shareholders' equity		**21 586**		15 101
	327 238	**327 238**	313 113	313 113

** Restated as per note 3.*

Segmental analysis

for the year ended 31 December

By business/operational	2004 Total average assets Rbn	2003* Total average assets Rbn	2004 Operating income Rm	2003* Operating income Rm	2004 Headline earnings Rm	2003* Headline earnings Rm
Nedbank Corporate	**118**	108	**6 229**	5 715	**2 112**	1 841
Imperial Bank	**15**	10	**836**	786	**83**	116
Nedbank Capital	**61**	68	**2 440**	2 305	**878**	837
Nedbank Retail	**76**	73	**7 662**	7 145	**641**	455
Shared Services	**10**	11	**196**	(139)	**(751)**	(1 116)
Capital Management and Central Funding	**39**	41	**(1 583)**	(2 125)	**(1 516)**	(2 078)
Eliminations	**(20)**	(20)	**(388)**	(342)		
	299	291	**15 392**	13 345	**1 447**	55

By geography	Operating income Rm	Operating income Rm	Headline earnings Rm	Headline earnings Rm
South Africa	**14 236**	11 961	**1 216**	(422)
Business operations	**14 236**	11 961	**2 242**	1 447
Merger and recovery programme expenses**			**(425)**	(320)
Foreign currency translation losses			**(372)**	(1 416)
Minority interest income attributable to preference shareholders			**(229)**	(133)
Rest of Africa	**347**	307	**49**	198
Rest of world	**809**	1 077	**182**	279
Business operations	**809**	1 077	**196**	279
Merger and recovery programme expenses**			**(14)**	
	15 392	13 345	**1 447**	55

* *Restated as per note 3.*

** *Includes tax effect.*

Segmental analysis – Business/Operational reporting

for the year ended 31 December

Rbn	Nedcor 2004	Nedcor 2003*	Nedbank Corporate 2004	Nedbank Corporate 2003*
Average balance sheet				
Cash and short-term funds	**13**	12	**1**	
Other short-term securities	**11**	15	**1**	1
Government and other securities	**21**	12	**2**	2
Derivative instruments***	**26**	28		
Mortgage loans	**90**	79	**37**	32
Leases and instalment debtors	**27**	21	**11**	10
Loans and overdrafts	**93**	100	**49**	62
Other assets	**18**	24	**17**	1
Total assets	**299**	291	**118**	108
Total interest-earning assets	**242**	224	**117**	107
Current and savings accounts	**44**	38	**17**	13
Deposit and other accounts	**203**	199	**92**	85
Long-term debt	**9**	7		
Derivative instruments***	**24**	28		
Allocated capital	**19**	19	**9**	10
Total liabilities	**299**	291	**118**	108
Income statement				
Rm				
Net interest income	**7 567**	6 808	**4 061**	4 001
Non-interest revenue	**8 197**	7 953	**2 168**	1 714
Foreign currency translation losses	**(372)**	(1 416)		
Gross operating income	**15 392**	13 345	**6 229**	5 715
Impairment of advances	**1 416**	2 063	**266**	564
Income after impairment of advances	**13 976**	11 282	**5 963**	5 151
Operating expenses	**11 041**	10 305	**2 944**	2 704
Fees to alliance partners	**70**	4		
Merger expenses	**246**	394	**31**	7
Recovery programme expenses	**379**		**114**	
Profit/(Loss) from operations	**2 240**	579	**2 874**	2 440
Attributable earnings of associates and joint ventures	**147**	132	**33**	5
Profit/(Loss) before taxation	**2 387**	711	**2 907**	2 445
Taxation	**576**	390	**768**	603
Profit/(Loss) after taxation	**1 811**	321	**2 139**	1 842
Minority interest income attributable to:				
Ordinary shareholders	**135**	133	**27**	1
Preference shareholders	**229**	133		
Headline earnings	**1 447**	55	**2 112**	1 841
Selected ratios				
%				
Return on average assets	**0,45**	0,02	**1,79**	1,70
Return on average equity	**9,22**	0,38	**23,43**	18,96
Interest margin	**3,13**	3,04	**3,47**	3,73
Impairments to net interest income	**18,70**	30,30	**6,60**	14,10
Non-interest revenue to gross income	**52,00**	53,90	**34,80**	30,00
Efficiency ratio**	**74,50**	72,50	**49,60**	47,40
Effective tax rate**	**20,90**	18,30	**26,40**	24,70
Staff complement (actual)	**21 103**	24 205	**4 074**	4 651

* *Restated as per note 3.*

** *Excluding foreign currency translation losses.*

*** *Derivatives are reported and managed on a net basis within Nedbank Capital and Nedbank Corporate. However, the gross-up for derivatives is disclosed in Capital Management and Central Funding.*

Segmental analysis – Business/Operational reporting continued

for the year ended 31 December

Rbn	Nedbank Capital 2004	Nedbank Capital 2003*	Imperial Bank 2004	Imperial Bank 2003*
Average balance sheet				
Cash and short-term funds	6	6		
Other short-term securities	7	11		
Government and other securities	13	10		
Derivative instruments***				
Mortgage loans			4	4
Leases and instalment debtors			10	6
Loans and overdrafts	27	21	1	
Other assets	8	20		
Total assets	61	68	15	10
Total interest-earning assets	54	60	14	10
Current and savings accounts	1	1		
Deposit and other accounts	57	64	13	9
Long-term debt			1	
Derivative instruments***				
Allocated capital	3	3	1	1
Total liabilities	61	68	15	10
Income statement				
Rm				
Net interest income	931	585	619	575
Non-interest revenue	1 509	1 720	217	211
Foreign currency translation losses				
Gross operating income	2 440	2 305	836	786
Impairment of advances	65	182	245	232
Income after impairment of advances	2 375	2 123	591	554
Operating expenses	1 090	902	402	339
Fees to alliance partners	19	36		
Merger expenses		27		
Recovery programme expenses	52			
Profit/(Loss) from operations	1 214	1 158	189	215
Attributable earnings of associates and joint ventures				
Profit/(Loss) before taxation	1 214	1 158	189	215
Taxation	334	321	24	(17)
Profit/(Loss) after taxation	880	837	165	232
Minority interest income attributable to				
Ordinary shareholders	2		82	116
Preference shareholders				
Headline earnings	878	837	83	116
Selected ratios				
%				
Return on average assets	1,44	1,23	0,55	1,16
Return on average equity	30,87	33,42	11,33	16,70
Interest margin	1,71	0,97	4,47	5,53
Impairments to net interest income	7,00	31,10	39,60	40,40
Non-interest revenue to gross income	61,80	74,60	26,00	26,80
Efficiency ratio**	47,60	41,90	48,10	43,10
Effective tax rate**	27,50	27,70	12,80	(7,90)
Staff complement (actual)	602	853	753	643

* *Restated as per note 3.*

** *Excluding foreign currency translation losses.*

*** *Derivatives are reported and managed on a net basis within Nedbank Capital and Nedbank Corporate. However, the gross-up for derivatives is disclosed in Capital Management and Central Funding.*

Rbn	Nedbank Retail 2004	Nedbank Retail 2003*	Shared Services 2004	Shared Services 2003*
Average balance sheet				
Cash and short-term funds	**1**	1	**1**	1
Other short-term securities	**3**	3		
Government and other securities				
Derivative instruments***				
Mortgage loans	**49**	43		
Leases and instalment debtors	**6**	5		
Loans and overdrafts	**12**	12		
Other assets	**5**	9	**9**	10
Total assets	**76**	73	**10**	11
Total interest-earning assets	**69**	64	**1**	2
Current and savings accounts	**26**	24		
Deposit and other accounts	**45**	44	**9**	10
Long-term debt				
Derivative instruments***				
Allocated capital	**5**	5	**1**	1
Total liabilities	**76**	73	**10**	11
Income statement				
Rm				
Net interest income	**3 816**	3 672	**(375)**	(536)
Non-interest revenue	**3 846**	3 473	**571**	397
Foreign currency translation losses				
Gross operating income	**7 662**	7 145	**196**	(139)
Impairment of advances	**930**	937	**25**	(2)
Income after impairment of advances	**6 732**	6 208	**171**	(137)
Operating expenses	**5 742**	5 562	**1 102**	843
Fees to alliance partners	**51**	(32)		
Merger expenses	**17**	91	**198**	267
Recovery programme expenses	**79**		**134**	
Profit/(Loss) from operations	**843**	587	**(1 263)**	(1 247)
Attributable earnings of associates and joint ventures	**10**	18	**103**	109
Profit/(Loss) before taxation	**853**	605	**(1 160)**	(1 138)
Taxation	**194**	135	**(411)**	(23)
Profit/(Loss) after taxation	**659**	470	**(749)**	(1 115)
Minority interest income attributable to:				
Ordinary shareholders	**18**	15	**2**	1
Preference shareholders				
Headline earnings	**641**	455	**(751)**	(1 116)
Selected ratios				
%				
Return on average assets	**0,84**	0,62		
Return on average equity	**12,79**	9,74		
Interest margin	**5,56**	5,78		
Impairments to net interest income	**24,40**	25,50		
Non-interest revenue to gross income	**50,20**	48,60		
Efficiency ratio**	**76,90**	78,70		
Effective tax rate**	**22,70**	22,30		
Staff complement (actual)	**6 696**	7 263	**8 959**	10 762

* *Restated as per note 3.*

** *Excluding foreign currency translation losses.*

*** *Derivatives are reported and managed on a net basis within Nedbank Capital and Nedbank Corporate. However, the gross-up for derivatives is disclosed in Capital Management and Central Funding.*

Segmental analysis – Business/Operational reporting continued

for the year ended 31 December

Rbn	Capital Management and Central Funding 2004	2003*	Eliminations 2004	2003*
Average balance sheet				
Cash and short-term funds	4	4		
Other short-term securities				
Government and other securities	5		1	
Derivative instruments***	26	28		
Mortgage loans				
Leases and instalment debtors				
Loans and overdrafts	4	5		
Other assets		4	(21)	(20)
Total assets	39	41	(20)	(20)
Total interest-earning assets	9	3	(22)	(22)
Current and savings accounts				
Deposit and other accounts	6	5	(19)	(18)
Long-term debt	8	7		
Derivative instruments***	24	28		
Allocated capital	1	1	(1)	(2)
Total liabilities	39	41	(20)	(20)
Income statement				
Rm				
Net interest income	(1 485)	(1 489)		
Non-interest revenue	274	780	(388)	(342)
Foreign currency translation losses	(372)	(1 416)		
Gross operating income	(1 583)	(2 125)	(388)	(342)
Impairment of advances	(115)	150		
Income after impairment of advances	(1 468)	(2 275)	(388)	(342)
Operating expenses	149	297	(388)	(342)
Fees to alliance partners				
Merger expenses		2		
Recovery programme expenses				
Profit/(Loss) from operations	(1 617)	(2 574)	–	–
Attributable earnings of associates and joint ventures	1			
Profit/(Loss) before taxation	(1 616)	(2 574)	–	–
Taxation	(333)	(629)		
Profit/(Loss) after taxation	(1 283)	(1 945)	–	–
Minority interest income attributable to:				
Ordinary shareholders	4			
Preference shareholders	229	133		
Headline earnings	(1 516)	(2 078)	–	–
Selected ratios				
%				
Return on average assets				
Return on average equity				
Interest margin				
Impairments to net interest income				
Non-interest revenue to gross income				
Efficiency ratio**				
Effective tax rate**				
Staff complement (Actual)	19	33		

* *Restated as per note 3.*

** *Excluding foreign currency translation losses.*

*** *Derivatives are reported and managed on a net basis within Nedbank Capital and Nedbank Corporate. However, the gross-up for derivatives is disclosed in Capital Management and Central Funding.*

Geographical segmental reporting

for the year ended 31 December

Rm	Nedcor 2004	Nedcor 2003*	South Africa 2004	South Africa 2003*	Rest of Africa 2004	Rest of Africa 2003*	Rest of world 2004	Rest of world 2003*
Income statement								
Net interest income	**7 567**	6 808	**6 995**	6 322	**301**	163	**271**	323
Non-interest revenue	**8 197**	7 953	**7 613**	7 055	**46**	144	**538**	754
Foreign currency translation losses	**(372)**	(1 416)	**(372)**	(1 416)				
Gross operating income	**15 392**	13 345	**14 236**	11 961	**347**	307	**809**	1 077
Impairment of advances	**1 416**	2 063	**1 352**	2 033	**35**	6	**29**	24
Income after impairment of advances	**13 976**	11 282	**12 884**	9 928	**312**	301	**780**	1 053
Operating expenses	**11 041**	10 305	**10 215**	9 408	**266**	167	**560**	730
Fees to alliance partners	**70**	4	**70**	4				
Merger expenses	**246**	394	**246**	394				
Recovery programme expenses	**379**		**359**				**20**	
Profit from operations	**2 240**	579	**1 994**	122	**46**	134	**200**	323
Attributable earnings of associates and joint ventures	**147**	132	**106**	38	**41**	94		
Profit before taxation	**2 387**	711	**2 100**	160	**87**	228	**200**	323
Taxation	**576**	390	**541**	337	**27**	24	**8**	29
Profit/(Loss) after taxation	**1 811**	321	**1 559**	(177)	**60**	204	**192**	294
Minority interest income attributable to:								
Ordinary shareholders	**(135)**	(133)	**(114)**	(112)	**(11)**	(6)	**(10)**	(15)
Preference shareholders	**(229)**	(133)	**(229)**	(133)				
Headline earnings	1 447	55	1 216	(422)	49	198	182	279

** Restated as per note 3.*

Notes to the annual financial statements

for the year ended 31 December

1 Significant accounting policies

The consolidated financial statements are prepared in accordance with, and comply with, South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act and the South African Banks Act. The annual financial statements are prepared on the historical-cost basis, except for certain financial assets and liabilities in respect of which the group adopts the fair-value basis of accounting. These assets and liabilities include:

- financial assets and liabilities held for short-term trading;
- financial assets classified as available-for-sale;
- derivative financial instruments; and
- financial instruments elected to be carried at fair value.

The accounting policies adopted and applied are set out below and are in all material respects consistent with those of the previous year, except for the adoption of IFRS 3, Business Combinations, which was applied prospectively for business combinations after 31 March 2004.

The accounting policies of the subsidiaries are consistent with those of the holding company.

1.1 Consolidated financial statements

The group annual financial statements comprise Nedcor Limited and its subsidiaries (referred to as 'the group') and the group's interest in associates and joint ventures.

1.1.1 Investments in subsidiary companies

Subsidiary companies are those entities controlled by the group. Control exists when the group has the power, directly or indirectly, to govern the financial and operating policies of entities so as to obtain benefits from their activities. Special purpose entities are consolidated when the substance of the relationship between the group and the special-purpose entity indicates that the special-purpose entity is controlled by the group.

The financial statements of all subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

1.1.2 Investments in associate companies

Associate companies are those entities which the group has the ability to significantly influence, but not control, the financial and operating policies. The equity method of accounting for associates is adopted in the group financial statements. In applying the equity method, the carrying amount reflected in the group financial statements include the group's share of the accumulated retained earnings and movements in the reserves of associates, from the date that significant influence commences until the date that significant influence ceases. When the group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred or guaranteed obligations in respect of the associate.

Goodwill arising on the acquisition of associates is included in the carrying amount of the associate and is treated in accordance with the group's accounting policy for goodwill. The carrying values of investments in associate companies are adjusted for the amortisation of goodwill.

The group's share of associates' retained earnings and reserves is determined from the associates' latest audited or unaudited financial information. Where financial statements with a different reporting date are used, adjustments are made for the effects of any significant events or transactions between the group and the associate that occur between the date of the associate's financial statements and the date of the group's financial statements.

1.1.3 Investments in joint ventures

Joint ventures are those enterprises over which the group exercises joint control in terms of a contractual agreement. Joint ventures are accounted for by utilising the equity method of accounting, as outlined in 1.1.2 above.

1.1.4 Transactions eliminated on consolidation

Intragroup balances and transactions, and profits and losses arising from intragroup transactions, are eliminated in preparing the group financial statements. Unrealised losses are not eliminated to the extent that they provide evidence of impairment.

1.1.5 Goodwill and negative goodwill

Goodwill arises as the excess of the cost of an acquisition over the group's interest in the fair value of the identifiable assets and liabilities of subsidiaries and associates and joint ventures acquired. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses, and is amortised on a straight-line basis over its estimated useful life not exceeding 20 years. Any gain or loss on the disposal of an interest in an entity includes the carrying amount of goodwill relating to the disposal of that interest.

For all business combinations that occurred subsequent to 31 March 2004 this goodwill is not amortised but subject to an annual impairment test.

Negative goodwill arising on an acquisition represents any excess of the fair value of the group's share of the identifiable net assets acquired over the cost of the acquisition. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but do not represent identifiable liabilities at the date of acquisition, it is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the identified acquired depreciable assets, is recognised in the income statement over the weighted average useful life of the identified depreciable/amortisable non-monetary assets. The balance of negative goodwill in excess of the fair values of the identified acquired depreciable assets is recognised immediately in the income statement.

1.2 Financial instruments

Financial instruments as reflected on the balance sheet include all assets and liabilities, including derivative instruments, but exclude investments in subsidiaries, associated companies and joint ventures, employee benefit plans, property and equipment, deferred taxation, taxation payable, intangible assets and goodwill. AC133, Financial Instruments: Recognition and Measurement requires all financial instruments to be classified into one of four categories:

- *Originated loans and receivables and non-trading liabilities*

  The bank has classified the bulk of its financial assets and liabilities as 'originated loans' and 'non-trading liabilities', which are carried at amortised cost.

- *Held-for-trading*

  AC133 requires certain financial instruments to be measured at their fair value. This includes all derivatives and instruments held for trading purposes. Trading instruments (whether assets or liabilities) are those that the group principally holds for the purpose of short-term profit taking. All derivatives in a net receivable position, as well as options purchased, are reported as trading assets. All derivatives in a net payable position, as well as options written, are reported as trading liabilities. As permitted under AC133 the group has elected to designate certain financial instruments at their fair value to reflect the match between such items and their hedge. The fair-value adjustment required in respect of the above financial instruments is recognised in the income statement.

- *Held-to-maturity*

  Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that the group has the intent and ability to hold to maturity, other than those that upon initial recognition were designated as held-for-trading or available-for-sale, or that meet the definition of originated loans and receivables. Such investments are measured at amortised cost, using the effective interest rate method, less any impairment.

- *Available-for-sale*

  Financial assets are classified as available-for-sale where the intention, origination and designation of the instrument do not fall within the ambit of the other financial asset classifications. Available-for-sale instruments are typically assets that are held for a longer period and in respect of which short-term fluctuations in value do not affect the group's hold or sell decision. The bank recognises fair-value gains and losses on these investments directly in equity along with the associated deferred taxation. However, when available-for-sale equity instruments are determined to be impaired to the extent that the fair value declines below its original cost, the resultant losses are recognised in the income statement.

Recognition

The group recognises financial assets held-for-trading and available-for-sale assets on the date it becomes party to the contractual provisions to purchase the assets and applies trade date accounting for 'regular way' purchases and sales.

1 Significant accounting policies (continued)

From this date any gains or losses arising from changes in fair value of the assets are recognised. Held-to-maturity loans and originated loans and receivables are recognised on the day they are transferred to the group or the day the funds are advanced.

Measurement

Financial instruments are measured initially at cost, including transaction costs. Subsequent to initial recognition all trading instruments and all available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at cost, including transaction costs, less impairment losses.

All non-trading financial liabilities, originated loans and receivables and held-to-maturity assets are measured at amortised cost, less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised, based on the effective interest rate of the instrument.

Fair-value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

The fair value of derivatives of non-exchange-traded instruments is estimated at the amount that the group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Embedded derivatives

An embedded derivative arises when derivatives are a component of a financial instrument in such a way that the cash flows in respect of the instrument vary in a similar way to those in respect of a standalone derivative. Where the value of embedded derivatives can be reliably measured, embedded derivatives are accounted for separately at their fair value. Where the embedded derivative cannot be separated, the entire financial instrument is accounted for at fair value.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of available-for-sale assets are recognised directly in equity. When the financial assets are sold, collected or otherwise disposed of, the cumulative gain or loss recognised in equity is transferred to the income statement. Gains and losses arising from a change in the fair value of trading instruments are recognised in the income statement.

Impairments for credit losses

A financial instrument is impaired if its carrying value is greater than its estimated recoverable amount. When an advance is uncollectable, it is written off against the related impairment. Subsequent recoveries are credited to the income statement in the period in which it occurred. Advances are written off once all reasonable attempts at collection have been made and there is no probable likelihood of collection. If the amount of the impairment subsequently decreases due to an event occurring after the initial impairment, the reversal is reflected in the income statement in the period in which it occurred.

Specific advances impairment

The group creates a specific impairment when there is objective evidence that it will not be able to collect all amounts due. The amount of such impairment is the difference between the carrying amount and the recoverable amount, calculated as the present value of expected future cash flows, including amounts recoverable from guarantees and collateral, discounted at the effective interest rate at the inception of the advance.

Portfolio impairment

The group creates a portfolio impairment where there is objective evidence that components of the advances portfolio contain probable losses at the balance sheet date, which will only be identified in the future, or where there is insufficient reliable data to determine whether such losses exist. The estimated probable losses are based on historical information and take into account historical patterns of losses in each component, the credit ratings allocated to the borrowers and the current economic climate in which the borrowers operate.

Specific instruments

1.2.1 *Cash and short-term funds*

Cash and short-term funds comprise coins and bank notes, money at call and short notice and balances with central banks.

1.2.2 *Life assurance operations*

Securities and other investments held by life assurance operations are stated at fair value. Gains and losses on the remeasurement to fair value are included in the insurance underwriting surplus, which forms part of non-interest revenue in the income statement. Gains and losses realised on these investments are also included in the insurance underwriting surplus.

1.2.3 *Properties in possession*

Unsold properties in possession are included under advances and are accounted for as originated loans and carried at the lower of amortised cost or recoverable amount.

1.3 Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.

1.3.1 *Onerous contracts*

A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

1.3.2 *Leave pay*

The provision for leave pay represents the present obligation that the group has to pay as a result of employees' services provided to the balance sheet date. The provision is measured as the amount that the group expects to pay as a result of the unused leave entitlement that has accumulated at the balance sheet date, taking into account the undiscounted amount of current costs to employer per employee.

1.4 Property and equipment

Freehold land is carried at cost less accumulated impairment losses. Other items of property (both owner-occupied and investment properties) and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is provided on the straight-line basis on all items of property and equipment, other than freehold land, over the estimated useful lives of these assets.

The relevant estimated useful lives of items of property and equipment are as follows:

- Freehold buildings: 50 years
- Leasehold improvements: 10 – 20 years
- Computer equipment: 3 – 5 years
- Furniture and other equipment: 4 – 10 years
- Vehicles: 3 – 6 years

Subsequent expenditure relating to an item of property and equipment is capitalised when it is probable that future economic benefits from the use of the asset will be increased beyond its original assessed standard of performance. All other subsequent expenditure is recognised as an expense in the period in which it is incurred. Surpluses or deficits on the disposal of property and equipment are recognised in the income statement. The surplus or deficit is the difference between the net disposal proceeds and the carrying amount of the asset.

1.5 Computer software and capitalised development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding and expenditure on internally generated goodwill and brands are recognised in the income statement as an expense as incurred.

1 Significant accounting policies (continued)

Expenditure on computer software and other development activities, whereby set procedures and processes are applied to a project for the production of new or substantially improved products and processes, is capitalised if the computer software and other developed products or processes are technically and commercially feasible and the group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, and directly attributable staff and other costs. Computer development expenditure is amortised only once the relevant software has been commissioned. Capitalised software is stated at cost, less accumulated amortisation and impairment losses. Computer development expenditure, which has not yet been commissioned, is stated at cost less impairment losses.

Amortisation on computer software and development costs is charged to the income statement on a straight-line basis over the estimated useful lives of these assets, not exceeding five years.

Subsequent expenditure relating to computer software is capitalised when it is probable that future economic benefits from the use of assets will be increased beyond its original assessed standard of performance. All other subsequent expenditure is recognised as an expense in the period in which it is incurred. Surpluses or deficits on the disposal of computer software are recognised in the income statement. The surplus or deficit is the difference between the net disposal proceeds and the carrying amount of the asset.

1.6 Impairment of assets

The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment, in which case their recoverable amounts are estimated.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset exceeds its recoverable amount. A previously recognised impairment loss will be reversed if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised in prior periods. For goodwill a recognised impairment loss is not reversed, unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase clearly relates to the reversal of the effect of that specific event.

The recoverable amount of an asset is the higher of its net selling price and its value in use. Net selling price is determined by ascertaining the current market value of an asset and deducting any costs related to the realisation of the asset.

In assessing value-in-use, the expected future cash flows from the asset are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset whose cash flows are largely dependent on those of other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1.7 Leases

The following accounting policies apply in respect of leases where a group company is the lessee:

1.7.1 Finance leases

Leases that transfer substantially all of the risks and rewards of ownership of the underlying asset to the group are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease, and amortised over the estimated useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease payments are allocated using the effective interest rate method to determine the lease finance cost, which is charged against income over the lease period, and the capital repayment, which reduces the liability to the lessor. Finance leases where the group is the lessor are included in advances.

1.7.2 Operating leases

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are recognised in the income statement on a straight-line basis over the period of the lease.

1.8 **Taxation**

Current taxation comprises taxation payable, calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of taxation payable for previous periods.

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted at the balance sheet date. Deferred taxation is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity or a business combination that is an acquisition. The effect on deferred taxation of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred-tax asset is recognised to the extent that it is probable that future taxable income will be available, against which the associated unutilised tax losses and deductible temporary differences can be used. Deferred-tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised. This reduction is recognised in either the income statement or directly in equity, depending on how the deferred tax asset was initially raised.

1.9 **Foreign currency**

1.9.1 Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Gains and losses arising on translation are recognised in the income statement. Foreign exchange trading positions, including spot and forward exchange contracts, are valued at current market rates taking maturity profiles into account, and resultant profits or losses are recognised in the income statement in the period in which they are incurred.

1.9.2 Foreign-operation financial statements

A foreign operation is a subsidiary, associate, joint venture or branch of Nedcor Limited, the activities of which are based or conducted in a country other than South Africa.

A foreign entity is a foreign operation, the activities of which are not an integral part of those of the reporting enterprise. Foreign-entity financial statements are translated into the reporting currency as follows:

- assets and liabilities are translated at rates of exchange ruling at the balance sheet date; and
- income, expenditure and cash flow items are translated at the weighted average exchange rates for the period in which the transaction occurred.

Exchange differences arising from the translation of a foreign entity are taken directly to a foreign currency translation reserve disclosed as part of non-distributable reserves. Goodwill and fair-value adjustments arising on the acquisition of a foreign entity are translated at the closing rate.

Integrated foreign-operation financial statements are translated into the reporting currency as follows:

- transactions and resulting non-monetary items are translated at the exchange rate ruling at the transaction date;
- income statement items are translated at the appropriate weighted average exchange rates for the period in which the transaction occurred; and
- monetary assets and liabilities are translated at rates of exchange ruling at the balance sheet date.

Translation gains and losses arising from the translation of integrated foreign operations are recognised in the income statement for the period in which the translation arises.

1.10 **Borrowing costs**

Borrowing costs that are directly attributable to qualifying assets are capitalised up to the date that the assets are substantially complete. Qualifying assets are those that necessarily take a substantial period to prepare for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

1.11 **Segment reporting**

A segment is defined as a distinguishable component of the group that is engaged in providing products or services (operation segment), which are subject to risks and rewards that are different from those of other segments. Segments with a majority

1 Significant accounting policies (continued)

of revenue earned from charges to external clients and whose revenue, results or assets are 10% or more of all segments are reported separately. Segment reporting is based on the group's internal organisational and management structure and its system of internal financial reporting.

Segment results include revenue, impairments, expenses and taxes directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other group segments. Intersegment transfer pricing is based on cost. Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to a segment or can be allocated to the segment on a reasonable basis.

1.12 Employee benefits

The group offers post-employment benefits, comprising retirement benefits and post-retirement medical benefits, to employees and their dependants in terms of various defined-contribution and defined-benefit plans.

1.12.1 Defined-contribution plans

Benefits offered in terms of defined-contribution plans comprise retirement benefits. Contributions to defined-contribution plans are recognised as an expense in the income statement when the employee becomes entitled to them.

1.12.2 Defined-benefit plans

Benefits offered in terms of defined-benefit plans comprise retirement benefits and post-retirement medical benefits.
The group's defined-benefit obligation in respect of each plan is calculated by estimating the amount of future benefit that the employees have earned, in return for their service in the current and prior periods, in terms of each plan. That benefit is discounted to determine the present value, and the fair value of any plan assets are deducted. The discount rate is the yield at balance sheet date on government bonds that have maturity dates approximating the term of the group's obligation.
The calculation is performed by a qualified actuary using the projected-unit credit method. The present value of the defined-benefit obligation and the fair value of any plan assets are determined with sufficient regularity so that the amounts recognised in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date.

In calculating the group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss at the beginning of the year exceeds 10% of the greater of the present value of the defined-benefit obligation at the beginning of the year (before deducting the fair value of plan assets) and the fair value of plan assets at the beginning of the year, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised in the income statement in the period in which it is incurred.

Where the calculation results in a benefit to the group, the recognised asset is limited to the total of any cumulative unrecognised net actuarial losses and past-service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. The following are recognised immediately to the extent that they arise while a defined-benefit asset is determined but not recognised in part or in full:

- Net actuarial losses and past-service costs of the current period to the extent that they exceed any reduction in the present value of the economic benefits specified above. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past-service costs of the current period are recognised immediately.
- Net actuarial gains of the current period after the deduction of past-service costs of the current period to the extent that they exceed any increase in the present value of the economic benefits specified above. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past-service costs of the current period are recognised immediately.

1.12.3 Equity compensation benefits

The group grants share options to employees under an employee share incentive scheme. Other than costs incurred in administering the scheme, which are expensed as incurred, the scheme does not result in any expense to the group other than a dilution in earnings per share when the shares are issued.

1.13 Managed funds and trust activities

Certain companies in the group operate unit trusts, hold and invest funds on behalf of clients and act as trustees and in other fiduciary capacities. Assets and liabilities representing such activities are not included on the balance sheet, as these relate directly to clients. The values of these items are disclosed in note 31. Income from these activities is brought to account over the period to which the service relates.

1.14 Share capital

1.14.1 Preference share capital

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary at the option of the directors. Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders and dividends thereon are recognised in the income statement as an interest expense.

1.14.2 Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Shares repurchased by the issuing company are cancelled. Shares repurchased by group companies are classified as treasury shares, and held at cost. These shares are treated as a deduction from the issued and weighted average number of shares and the cost price of the shares is presented as a deduction from total equity. The par value of the shares is presented as a deduction from ordinary share capital and the remainder of the cost is presented as a deduction from ordinary share premium. Dividends received on treasury shares are eliminated on consolidation.

1.14.3 Dividends

Dividends are recognised as a liability in the period in which they are declared.

1.15 Revenue recognition

The group's revenue relates mainly to banking activities and comprises the following:

1.15.1 Interest income and expense

Interest income and expense are recognised in the income statement on the effective interest rate method taking into account the expected timing and amount of cash flows. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis. Interest income includes income in respect of government grants received as compensation for subsidised interest on advances to exporters in line with the conditions set out in the South African export credit support agreement.

1.15.2 Non-interest revenue

Non-interest revenue includes commission and fees, exchange and securities trading income, dividends from investments and net gains on the sale of investment banking assets. The net non-interest revenue from non-banking activities comprises property development, insurance-related activities and computer-related services.

Non-interest revenue as defined above is recognised in the income statement when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the group and the costs associated with the transaction or service can be measured reliably.

1.16 Offsetting

Financial assets and liabilities are offset, and the net amount reported in the balance sheet, when there is a legally enforceable right to set off the recognised amounts and the intention is to settle the amounts on a net basis or realise the asset and settle the liability simultaneously.

1.17 Life assurance operations

Provision is made for outstanding premiums due on policies accepted at the balance sheet date, net of reinsurance premiums and adjusted for reinsurance commissions. The life assurance fund represents net revenue from business for the current and all prior years as a reserve against future claims. Commission paid in acquiring business is expensed in the period incurred.

In terms of AC133, policyholder contracts that do not transfer significant insurance risk are classified as investment contracts and reflected in the financial statements at fair value, with changes in fair value being accounted for in the income statement.

These contracts are disclosed as 'Policyholder liabilities under investment contracts'. The premium income, benefit payments, investment income, commissions and taxation relating to the assets backing these investment contracts, have been excluded

1 Significant accounting policies (continued)

from the income statement and accounted for directly against the liability. Fees earned from these products are disclosed separately in the income statement.

1.18 Comparative figures

Comparative figures are restated, where necessary, to afford a proper comparison. Such restatements are explained in note 3.

2 Related-party information

2.1 Parent company

The holding company of Nedcor Limited is Old Mutual Life Assurance Company (SA) Limited (Old Mutual South Africa) and associates, which hold 51,92% of the company's ordinary shares. The ultimate holding company is Old Mutual plc, incorporated in the United Kingdom, England and Wales.

2.2 Identity of related parties with whom material transactions have occurred

Material subsidiaries of the group are identified on page 146 and the associates and joint ventures on page 144. All of these entities are related parties.

2.3 Material related-party transactions

Nedcor Limited and its subsidiaries, in the ordinary course of business, enter into various financial services transactions with associates, joint ventures and other entities within the greater Nedcor and Old Mutual group. These transactions are governed by terms no less favourable than those arranged with third parties.

- Loans to and from related parties with the company (see page 146).
- Long-term debt instrument with Old Mutual South Africa of R2 005 million was repaid on 13 May 2004.
- Rights offer fees paid to Old Mutual South Africa and Old Mutual plc, R89 million and R8 million respectively.
- Sale of the ENF (Pty) Limited business to Edward Nathan for R50 million at a loss to the group of R21 million.
- Dr Holsboer Benefit Fund (first time consolidation of the trust during the current year) owns 240 000 Nedcor Limited shares, which are treated as treasury shares.
- Dividends paid to ultimate holding company – R137 million (2003: R710 million).
- Interest income and expenditure.
- Fees and commission.

2.4 Director and director-related entities

Details of directors' shareholdings in the company are disclosed in the directors' report (see page 89). There are no material contracts with directors other than regarding the directors' emoluments (see pages 57 to 63).

3 Restatement of comparatives

The following restatements have been made to the 31 December 2003 comparative financial statements:

3.1 Gross-up of assets

Sundry debtors and creditors have been restated for the gross-up of R529 million in non-qualifying pension fund assets.

3.2 Reclassification of transaction taxes

Transaction taxes have been reclassified to operating expenses to better reflect the nature of the taxes paid. This has resulted in an increase of R359 million in operating expenses and a reduction of R359 million in taxation.

3.3 Segmental reporting

Comparative results for 2003 have been restated to take into account the changes in improved profitability measurement and group restructures during 2004 (see page 83).

3.4 Reclassification of advances and deposits

Advances (note 7) and deposits (note 17) have been restated to reflect sundry debtors and creditors separately as well as changes in the reporting of commercial bonds, securities in repurchase agreements, instalment sale agreements and home loans.

3.5 Pension fund asset reconciliation

The movement has been separated to provide additional information (note 32).

3.6 Derivative instruments

Equity derivative instruments have been separated to provide more comprehensive disclosure.

		2004 Rm	2003 Rm
4	**Cash and short-term funds**		
	Coins and bank notes	**1 639**	1 887
	Money at call and short notice*	**2 907**	5 370
	Balance with central banks	**5 504**	4 970
		10 050	12 227
	** Constitutes amounts withdrawable in 32 days or less.*		
5	**Other short-term securities**		
5.1	**Analysis**		
	Negotiable certificates of deposit	**5 513**	3 790
	Treasury bills and debentures	**9 889**	2 919
	Other	**908**	3 901
		16 310	10 610
5.2	**Carrying amount at market value**		
	Investment portfolio	**7 660**	9 838
	Trading portfolio	**8 650**	772
		16 310	10 610

		2004 Rm	2003* Rm
6	**Government and other securities**		
6.1	**Analysis**		
	Government and government-guaranteed securities	**22 741**	19 025
	Other dated securities	**3 483**	2 308
		26 224	21 333
6.2	**Carrying amount**		
	Investment portfolio	**17 865**	16 788
	Trading portfolio	**8 359**	4 545
		26 224	21 333
6.3	**Maturity structure**		
	Maturing within one year	**1 640**	2 602
	Maturing after one year	**24 584**	18 731
		26 224	21 333
6.4	**Valuation**		
	Listed securities		
	– Carrying amount	**25 218**	21 025
	– Market value	**25 487**	21 217
	Unlisted securities		
	– Carrying amount	**1 006**	308
	– Directors' valuation	**1 015**	323
	Total market/directors' valuation	**26 502**	21 540
7	**Advances**		
7.1	**Category analysis**		
	Home loans	**61 795**	56 733
	Commercial mortgages	**34 085**	30 978
	Properties in possession	**761**	1 280
	Credit cards	**3 483**	3 204
	Overdrafts	**11 228**	10 248
	Other loans to clients	**71 981**	72 851
	Net investment in instalment sale agreements and leases	**29 341**	25 880
	Gross investment	**31 592**	30 208
	Less: Unearned finance charges	**(2 251)**	(4 328)
	Preference shares and debentures	**5 990**	5 596
	Factoring accounts	**579**	644
	Trade, other bills and bankers' acceptances	**4 106**	5 135
	Remittances in transit	**406**	220
	Deposits placed under reverse repurchase agreements	**3 952**	4 635
		227 707	217 404
	Impairment of advances (note 8)	**6 579**	7 308
		221 128	210 096

** Restated as per note 3.*

		2004 Rm	2003* Rm
7	**Advances (continued)**		
7.2	**Sectoral analysis**		
	Individuals	**94 790**	87 156
	Financial services, insurance and real estate	**44 305**	45 194
	Banks	**27 342**	24 452
	Manufacturing	**6 906**	7 055
	Building and property development	**6 220**	4 866
	Transport, storage and communication	**3 503**	2 844
	Retailers, catering and accommodation	**1 813**	1 810
	Wholesale and trade	**2 914**	3 180
	Mining and quarrying	**3 981**	4 778
	Agriculture, forestry and fishing	**2 515**	3 213
	Government and public sector	**1 364**	1 108
	Other services	**32 054**	31 748
		227 707	217 404
7.3	**Maturity structure**		
	Less than three months	**63 594**	64 942
	One year or less but over three months	**16 917**	21 164
	Five years or less but over one year	**66 661**	70 775
	Over five years	**80 535**	60 523
		227 707	217 404
7.4	**Geographical analysis**		
	South Africa	**213 479**	200 161
	Other African countries	**5 668**	5 860
	Europe	**7 245**	9 147
	Asia	**355**	1 456
	USA	**207**	446
	Other	**753**	334
		227 707	217 404
	The group extends advances to individuals and to the corporate, commercial and public sectors. Advances made to individuals are mostly in the form of mortgages, instalment credit, overdrafts, personal loans and credit card borrowings. The group's main activity is in the corporate and commercial sector, where advances are made to a large cross-section of businesses, predominantly in the finance and service area, manufacturing and building and property development finance sectors.		
8	**Impairment of advances**		
8.1	**Impairment of advances**		
	Balance at beginning of year as previously reported	**7 308**	8 253
	Income statement charge	**1 416**	2 063
	Amounts written off against the impairment	**(2 372)**	(3 363)
	Recoveries of amounts previously written off against the impairment	**227**	98
	Acquisition of subsidiary		257**
	Impairment of advances at end of year	**6 579**	7 308
8.2	**Ratio of impairments to advances**		
	Impairment of advances at end of year	**6 579**	7 308
	Total advances	**227 707**	217 404
	Ratio (%)	**2,9**	3,4

** Restated as per note 3.*

*** Includes R135 million of Property Finance properties in possession impairments, which previously were not separately reported under specific impairments. A gross-up of these properties in possession has been made in line with the Nedcor Group policy by including them under advances at the lower of cost or net realisable value.*

Notes to the financial statements continued

for the year ended 31 December

		2004 Rm	2003 Rm
9	**Deferred taxation**		
9.1	**Reconciliation of deferred taxation balance**		
	Balance at beginning of year	**343**	865
	Deferred taxation liability	**(2 731)**	(1 710)
	Deferred taxation asset	**3 074**	2 575
	Current year temporary differences	**(99)**	(36)
	Client credit agreements	**(66)**	25
	Impairment	**(385)**	260
	Income and expenditure accruals	**(402)**	(1 337)
	Amounts previously not allowed, now deducted		1 302
	Recognition of taxation losses	**754**	
	Other		(286)
	Business combinations	**(3)**	(638)
	Other movements	**(194)**	152
	Balance at end of year	**47**	343
	Deferred taxation liability*	**(1 125)**	(2 731)
	Deferred taxation asset	**1 172**	3 074
9.2	**Analysis of deferred taxation**		
	Client credit agreements	**(1 698)**	(1 632)
	Impairment	**377**	762
	Income and expenditure accruals	**(956)**	(357)
	Taxation losses	**2 324**	1 570
		47	343
	* Included in the balance of deferred taxation is an amount of R79 million (2003: R nil) relating to deferred taxation liability raised on amounts recognised directly in equity.		
10	**Current taxation**		
	Normal South African taxation		
	Current taxation prepaid	**196**	256
	Current taxation liability	**(193)**	(144)
		3	112
11	**Investments in associate companies and joint ventures**		
11.1	**Carrying amount**		
	Listed investments	**337**	925
	Unlisted investments	**706**	702
		1 043	1 627
11.2	**Movement in carrying amount**		
	Carrying amount at beginning of year	**1 627**	1 504
	Share of associate companies' and joint ventures' profit after tax for the current year	**147**	132
	Dividends received	**(69)**	(52)
	Amortisation of goodwill	**(52)**	(76)
	Net (disposal)/acquisitions of associate companies and joint ventures at cost	**(540)**	263
	Foreign currency translation differences	**(70)**	(144)
	Carrying amount at end of year	**1 043**	1 627

	2004 Rm	2003 Rm
11 Investments in associate companies and joint ventures (continued)		
11.3 Analysis of carrying amount		
Associate investments – on acquisition		
Listed – net asset value	**170**	588
– goodwill	**49**	136
Unlisted – net asset value	**401**	556
– goodwill	**737**	569
Movements subsequent to acquisition:		
Share of retained earnings since acquisition	**495**	490
Goodwill amortised/impaired	**(560)**	(582)
Dividends received	**(189)**	(141)
Foreign currency translation differences	**(60)**	11
	1 043	1 627

Information relating to investments in associate companies appears on pages 144 to 145.

Rm	Banking	Technology	Other	Total
11.4 Analysis of investments in associate companies and joint ventures				
2004				
Listed shares, at cost – net asset value	**170**			**170**
– goodwill	**49**			**49**
Unlisted shares, at cost – net asset value	**35**	**69**	**297**	**401**
– goodwill	**36**	**513**	**188**	**737**
Share of retained earnings since acquisition	**427**	**30**	**38**	**495**
Goodwill amortised/impaired	**(85)**	**(475)**		**(560)**
Dividends received	**(166)**	**(10)**	**(13)**	**(189)**
Foreign currency translation differences	**(60)**			**(60)**
Net interest in associate companies	**406**	**127**	**510**	**1 043**
2003				
Listed shares, at cost – net asset value	170	46	372	588
– goodwill	58	78		136
Unlisted shares, at cost – net asset value	35	35	486	556
– goodwill	36	513	20	569
Share of retained earnings since acquisition	370	121	(1)	490
Goodwill amortised/impaired	(94)	(468)	(20)	(582)
Dividends received	(118)	(16)	(7)	(141)
Foreign currency translation differences	10		1	11
Net interest in associate companies	467	309	851	1 627
Summarised financial information				
2004				
Total assets	**10 179**	**549**	**1 345**	**12 073**
Total liabilities	**9 796**	**271**	**1 115**	**11 182**
Operating results	**203**	**117**	**64**	**384**
2003				
Total assets	10 518	1 149	10 110	21 777
Total liabilities	8 888	478	3 027	12 393
Operating results	305	185	868	1 358

for the year ended 31 December

	2004 Rm	2003 Rm
11 Investments in associate companies and joint ventures (continued)		
11.5 Valuation		
Listed at market value	**356**	1 146
Unlisted at directors' valuation	**1 000**	756
	1 356	1 902
11.6 Goodwill included in associate investments		
The carrying amount of investments includes the following amount in respect of goodwill:		
Carrying amount at beginning of year	**123**	191
Cost	**705**	919
Accumulated amortisation and impairment losses	**(582)**	(728)
Arising on acquisitions	**188**	
Realised through disposals	**(34)**	(40)
Amortisation charge recognised in the income statement	**(52)**	(76)
Foreign currency translation differences and other	**1**	48
Carrying amount at end of year	**226**	123
Cost	**786**	705
Accumulated amortisation and impairment losses	**(560)**	(582)
12 Other investments		
12.1 Carrying amount		
Listed investments		
Acucap Properties Ltd	**89**	77
Aquila Growth Fund Ltd		15
Eagles Bonds	**9**	60
Growthpoint Properties Ltd	**65**	80
Supergroup Bonds	**20**	
Lyons Financial Solutions Holdings Ltd		10
McCarthy Retail Ltd		10
NIB Funds Investments	**110**	
NIB Unit Trusts	**29**	27
Octodec Investments Ltd		17
Resilient Property Income Fund Ltd	**103**	80
SAIL Group Ltd	**15**	
Shops for Africa Ltd		23
Imperial Holdings Ltd	**11**	
Massmart Holdings Ltd	**12**	
Barloworld Ltd	**14**	
Absa Group Ltd	**19**	
JD Group Ltd	**90**	
Vukile Property Fund Managers Ltd	**68**	
Other*	**120**	225
	774	624

** Less than R10 million per investment.*

		2004 Rm	2003 Rm
12	**Other investments** (continued)		
12.1	**Carrying amount** (continued)		
	Unlisted investments		
	African Infrastructure Finance Trust	14	
	AKA Capital (Pty) Ltd	16	7
	Cape Gate Regional Shopping Centre Joint Venture	28	3
	Catalyst Holding (Pty) Ltd	24	32
	Crossroads Distribution (Pty) Ltd	33	
	Endowment Policies	164	1 323
	Eveready (Pty) Ltd	41	
	Growthpoint & Toontjies Joint Venture	106	
	Inzalo Investment Holdings Ltd	26	
	Kagiso Investments Trust	155	67
	Kunene Finance Company (Pty) Ltd	40	22
	Monex Ltd		56
	Net1 U.E.P.S Technologies Inc	620	
	New Limpopo Bridge	103	131
	NIBI Fund	733	740
	NIB-MDM Private Equity Fund 1	37	38
	Rapid Dawn 271 (Pty) Ltd	53	
	Strate Ltd	29	29
	Treacle Venture Partners (Pty) Ltd	45	72
	World Wide African Investment Holdings Ltd	65	65
	Other*	350	579
		2 682	3 164
	Total other investments	3 456	3 788
	** Less than R10 million per investment.*		
12.2	**Valuation of other investments**		
	Listed at market value	774	624
	Unlisted at directors' valuation	2 685	3 137
		3 459	3 761
	The directors' valuation represents the fair value of the underlying equity investment on the basis prescribed by AC133.		
	The general information required in terms of Schedule 4 of the Companies Act of 1973 is contained in a register available for inspection at the registered office.		
13	**Insurance assets**		
13.1	**Policyholder (liabilities)/assets**	(17)	88
	Policyholder investments	3 126	5 064
	Listed investments at market value	2 443	3 359
	Equities other than property	499	1 790
	Government, public and private sector stock	96	333
	Unit trusts	1 848	1 236
	Unlisted investments at directors' valuation	683	1 705
	Equities other than property	22	203
	NCDs, money market and other short-term funds	661	1 502
		3 109	5 152

Rm	Depreciation periods (years)	2004 Cost	2004 Accumulated depreciation and impairment losses	2004 Carrying amount	2003 Cost	2003 Accumulated depreciation and impairment losses	2003 Carrying amount
14 Property and equipment							
14.1 Property							
Freehold land and buildings	50	**1 970**	**(343)**	**1 627**	1 791	(187)	1 604
Leasehold premises	10 – 20	**162**	**(51)**	**111**	162	(82)	80
		2 132	**(394)**	**1 738**	1 953	(269)	1 684
14.2 Equipment							
Computer equipment	3 – 5	**1 940**	**(1 656)**	**284**	1 924	(1 574)	350
Furniture and other equipment	4 – 10	**1 672**	**(981)**	**691**	1 364	(735)	629
Vehicles	3 – 6	**52**	**(25)**	**27**	37	(16)	21
		3 664	**(2 662)**	**1 002**	3 325	(2 325)	1 000
Total property and equipment		**5 796**	**(3 056)**	**2 740**	5 278	(2 594)	2 684

Included in freehold land and buildings and leasehold premises are properties held for investment purposes with a book value of R201 million (2003: R167 million).

Registers providing the information regarding land and buildings, as required in terms of Schedule 4 of the Companies Act of 1973, are available for inspection at the registered office. During the financial year ended 31 December 2004 an impairment loss of R26 million (2003: R24 million) was recognised in respect of certain freehold land and buildings owing to the recoverable amount of these assets being below their carrying amount.

Rm	Borrowing costs capitalised during the year **2004**	2003	Accumulated capitalised borrowing costs
14.3 Borrowing costs			
Freehold buildings			
New head office – phase I			170
New head office – phase II			9
Foreshore development		2	12

Borrowing costs that are directly attributable to qualifying assets were capitalised up to December 2003. As from 1 January 2004 no borrowing costs have been capitalised and included in freehold land and buildings.

Rm	Freehold land and buildings	Leasehold premises	Computer equipment	Furniture and other equipment	Vehicles	Total
14.4 Reconciliation of carrying amounts						
Carrying amount at 31 December 2002	1 731	76	465	562	20	2 854
Additions	188	14	177	264	13	656
Disposals	(184)	(2)	(30)	(24)	(7)	(247)
Depreciation charge for the year	(107)	(8)	(262)	(173)	(5)	(555)
Impairment	(24)					(24)
Carrying amount at 31 December 2003	**1 604**	**80**	**350**	**629**	**21**	**2 684**
Additions	**39**	**8**	**202**	**303**	**12**	**564**
First time consolidation of subsidiaries	**216**	**61**	**3**	**8**	**4**	**292**
Disposals	**(156)**	**(28)**	**(61)**	**(85)**	**(2)**	**(332)**
Depreciation charge for the year	**(50)**	**(10)**	**(210)**	**(176)**	**(8)**	**(454)**
Impairment	**(26)**			**12**		**(14)**
Carrying amount at 31 December 2004	**1 627**	**111**	**284**	**691**	**27**	**2 740**

Rm	Amortisation periods (years)	2004 Cost	2004 Accumulated amortisation and impairment losses	2004 Carrying amount	2003 Cost	2003 Accumulated amortisation and impairment losses	2003 Carrying amount
15 Intangible assets and goodwill							
15.1 Software and capitalised development costs							
Software	2 – 5	**2 642**	**(1 327)**	**1 315**	2 301	(966)	1 335
Capitalised development costs	none	**188**	**(84)**	**104**	470	(95)	375
		2 830	**(1 411)**	**1 419**	2 771	(1 061)	1 710
15.2 Goodwill	5 – 20						
Fairbairn Private Bank/ Fairbairn Trust Company		**382**	**(98)**	**284**	477	(146)	331
Peoples Bank SPVs		**38**	**(38)**	**–**			–
Peoples Bank		**198**	**(198)**	**–**	198	(198)	–
Imperial Bank		**285**	**(41)**	**244**	283	(25)	258
Acturis				**–**	79	(79)	–
BoE Limited		**3 560**	**(891)**	**2 669**	3 727	(901)	2 826
BoE (Proprietary) Limited (formerly FTNiBAM)		**4**	**(4)**	**–**	4	(4)	–
Nedcor Investment Bank		**375**	**(375)**	**–**	375	(375)	–
Nedbank Namibia Limited (formerly Commercial Bank of Namibia)		**122**	**(8)**	**114**	118	(2)	116
BoE Investment Management				**–**	74	(43)	31
Stenham Gestinor Limited				**–**	381	(183)	198
Capital One		**82**		**82**			–
Amex		**81**		**81**			–
Fasic Ltd*		**(34)**	**1**	**(33)**			–
Other				**–**	69	(67)	2
		5 093	**(1 652)**	**3 441**	5 785	(2 023)	3 762

** The amortisation period of the negative goodwill is 12,5 years as at 31 December 2004. This represents the useful life of the non-monetary assets of Fasic Limited.*

Rm	Borrowing costs capitalised during the year **2004**	Borrowing costs capitalised during the year 2003	Accumulated capitalised borrowing costs
15.3 Borrowing costs			
Software and capitalised development costs		36	153

Borrowing costs that are directly attributable to qualifying assets were capitalised up to December 2003. As from 1 January 2004 no borrowing costs have been capitalised and included in software and capitalised development costs.

for the year ended 31 December

Rm	Software	Capitalised development costs	Goodwill
15 Intangible assets and goodwill (continued)			
15.4 Reconciliation of carrying amounts			
Carrying amount at 31 December 2002	1 143	587	4 457
Additions	42	424	
Commissioned development costs	541	(541)	
Disposals	(5)		(245)
Arising on business combinations			1 293
Translation differences			(17)
Amortisation charge for the year	(347)		(347)
Impairment	(39)	(95)	(1 379)
Carrying amount at 31 December 2003	**1 335**	**375**	**3 762**
Additions	**50**	**193**	
Commissioned development costs	**380**	**(380)**	
Disposals	**(49)**		**(164)**
Arising on business combinations			**191**
Translation differences			**(26)**
Amortisation charge for the year	**(395)**		**(196)**
Impairment	**(6)**	**(84)**	**(126)**
Carrying amount at 31 December 2004	**1 315**	**104**	**3 441**

	2004 Rm	2003 Rm
16 Share capital		
16.1 Ordinary share capital		
Authorised		
600 000 000 (2003: 350 000 000) ordinary shares of R1 each	**600**	350
Issued		
394 211 390 (2003: 274 754 425) fully paid ordinary shares of R1 each	**394**	275
Less: Treasury shares held by subsidiary of 240 000 (2003: nil) fully paid-up ordinary shares of R1 each	*****	
Group issued ordinary share capital	**394**	275
Subject to the restrictions imposed by the Companies Act of 1973, the unissued shares are under the control of the directors until the forthcoming annual general meeting. In terms of special resolutions passed in the general meeting, the directors were granted the general authority to buy back up to 10% of the issued share capital of the company until the forthcoming annual general meeting.		
119 456 965 ordinary shares were issued during the financial year ended 31 December 2004 at an average price of R45,43.		
16.2 Nedbank Limited preference share capital and premium		
Authorised		
300 000 000 (2003: 300 000 000) non-redeemable, non-cumulative preference shares of R0,001 each	*****	*
Issued		
277 298 896 (2003: 277 298 896) non-redeemable, non-cumulative preference shares of R0,001 each	*****	*
Preference share premium	**2 770**	2 802
Minority shareholders' equity attributable to preference shareholders	**2 770**	2 802

** Less than R1 million.*

16 Share capital (continued)

No preference shares were issued during the financial year ended 31 December 2004.

The preference shares are classified as equity instruments by Nedbank Limited. They are therefore classified as minorities on consolidation. The cash preference dividend is calculated on a daily, non-compounding basis at 75% of the Nedbank prime interest rate from time to time and is subject to declaration.

	Nedcor Share Incentive Trust		Ex NIB Share Incentive Trust		Total	
	2004 Number	2003 Number	**2004 Number**	2003 Number	**2004 Number**	2003 Number
16.3 Employee incentive scheme						
Movements						
Options outstanding at beginning of year	**22 346 816**	20 263 081	**2 743 023**	2 900 907	**25 089 839**	23 163 988
Granted	**14 328 122**	3 918 830			**14 328 122**	3 918 830
Exercised	**2 772 393**	203 505		98 628	**2 772 393**	302 133
Surrendered	**7 186 594**	1 631 590	**553 801**	59 256	**7 740 395**	1 690 846
Options outstanding at end of year	**26 715 951**	22 346 816	**2 189 222**	2 743 023	**28 905 173**	25 089 839
Classification						
Performance-based options	**12 797 207**	9 953 325			**12 797 207**	9 953 325
Non-performance-based options	**13 918 744**	12 393 491	**2 189 222**	2 743 023	**16 107 966**	15 136 514
Options outstanding at end of year	**26 715 951**	22 346 816	**2 189 222**	2 743 023	**28 905 173**	25 089 839

Share options granted under the schemes have an exercise price fixed at the market price of the share on the day prior to the date on which the option is granted. Options may be exercised at dates determined by the schemes' trustees and expire at the earlier of date of termination of employment or at varying periods of up to 10 years from the granting of the option. On exercise of the option the schemes will subscribe for shares in Nedcor Limited at the full market price then ruling. The difference between such market price and the exercise price is paid by the subsidiary that employs the relevant employee. Any amounts accrued by subsidiaries prior to exercise are transferred to non-distributable reserves net of the amount paid in respect of options exercised.

for the year ended 31 December

16 Share capital (continued)

16.3 Employee incentive scheme (continued)

The following options granted had not been exercised at 31 December 2004

Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R
			b/f	4 295 834		b/f	5 312 996	
1 Jan 05	700	123,60	27 Sep 05	1 500	125,00	2 Mar 06	10 000	88,00
1 Jan 05	4 600	125,00	27 Sep 05	1 000	136,20	2 Mar 06	7 200	125,00
1 Jan 05	1 400	128,60	1 Oct 05	7 500	88,00	2 Mar 06	2 000	136,20
1 Jan 05	2 350	136,20	1 Oct 05	2 707	102,65	1 Apr 06	5 300	88,00
1 Feb 05	73 050	125,00	1 Oct 05	28 600	117,60	1 Apr 06	1 500	102,65
1 Feb 05	25 800	136,20	1 Oct 05	14 000	123,60	1 Apr 06	23 900	123,60
14 Feb 05	938	63,00	1 Oct 05	24 980	125,00	1 Apr 06	25 560	125,00
14 Feb 05	2 500	125,00	1 Oct 05	10 800	133,20	1 Apr 06	88 000	133,20
14 Feb 05	2 000	130,80	1 Oct 05	15 285	136,20	1 Apr 06	13 630	136,20
14 Feb 05	2 000	136,20	1 Oct 05	10 000	142,00	9 Apr 06	3 200	123,60
1 Mar 05	30 000	111,80	1 Nov 05	12 000	88,00	1 May 06	9 000	60,01
1 Mar 05	102 040	117,60	1 Nov 05	16 600	123,60	1 May 06	33 050	88,00
1 Mar 05	55 975	125,00	1 Nov 05	17 470	125,00	1 May 06	500	102,65
1 Mar 05	16 770	136,20	1 Nov 05	12 560	136,20	1 May 06	8 300	123,60
1 Mar 05	2 800	137,60	1 Nov 05	5 000	155,20	1 May 06	40 900	125,00
1 Mar 05	16 627	146,00	17 Nov 05	4 000	88,00	1 May 06	25 194	136,20
1 Mar 05	558	134,00	17 Nov 05	5 200	123,60	2 May 06	4 900	128,60
1 Mar 05	339	146,00	30 Nov 05	6 000	88,00	1 Jun 06	7 200	88,00
1 Mar 05	789	150,00	30 Nov 05	7 000	125,00	1 Jun 06	3 000	102,65
1 Mar 05	117	151,00	30 Nov 05	4 700	133,20	1 Jun 06	1 800	123,60
31 Mar 05	25 900	137,60	30 Nov 05	3 000	136,20	1 Jun 06	21 700	125,00
1 Apr 05	2 900	117,60	1 Dec 05	47 000	88,00	1 Jun 06	1 300	130,80
1 Apr 05	5 900	125,00	1 Dec 05	91 100	123,60	1 Jun 06	10 100	136,20
1 Apr 05	8 800	136,20	1 Dec 05	57 550	125,00	1 Jun 06	3 000	152,00
30 Apr 05	400	125,00	1 Dec 05	15 250	136,20	1 Jul 06	3 750	88,00
30 Apr 05	200	136,20	1 Jan 06	3 500	69,20	1 Jul 06	1 500	125,00
1 May 05	10 000	88,00	1 Jan 06	74 500	88,00	22 Aug 06	111 500	152,00
1 May 05	78 500	123,60	1 Jan 06	1 500	102,65	1 Oct 06	2 920	131,45
1 May 05	50 000	125,00	1 Jan 06	49 500	123,60	1 Oct 06	30 000	155,20
31 May 05	4 500	102,19	1 Jan 06	146 630	125,00	1 Nov 06	15 700	142,00
1 Jun 05	10 100	123,60	1 Jan 06	2 250	130,80	1 Mar 07	90 900	157,00
1 Jun 05	2 904 000	125,00	1 Jan 06	2 500	133,20	1 Mar 07	385	150,00
1 Jun 05	3 800	136,20	1 Jan 06	54 708	136,20	1 Mar 07	98	151,00
1 Jun 05	3 000	152,00	1 Jan 06	8 300	157,00	31 Mar 07	1 067 597P	136,20
1 Jul 05	1 700	44,00	2 Jan 06	30 488	63,00	1 Jun 07	3 100	132,00
1 Jul 05	1 326	44,50	29 Jan 06	200	125,00	27 Sep 07	6 000	130,80
1 Jul 05	21 200	88,00	1 Feb 06	33 650	88,00	27 Sep 07	54 385P	130,80
1 Jul 05	22 500	94,00	1 Feb 06	2 000	102,65	28 Sep 07	96 094	130,80
1 Jul 05	3 000	102,65	1 Feb 06	21 200	123,60	28 Sep 07	10 950P	130,80
1 Jul 05	1 200	123,50	1 Feb 06	39 025	125,00	2 Nov 07	21 347	123,00
1 Jul 05	17 800	123,60	1 Feb 06	1 250	130,80	19 Nov 07	15 800	125,00
1 Jul 05	77 120	125,00	1 Feb 06	21 100	136,20	14 Feb 08	23 700	115,00
1 Jul 05	43 000	131,00	1 Mar 06	8 000	60,01	15 Apr 08	305 700	125,00
1 Jul 05	91 900	136,00	1 Mar 06	20 500	88,00	15 Apr 08	2 783 974P	125,00
1 Jul 05	34 500	136,20	1 Mar 06	4 000	102,65	2 Jul 08	2 092 000	123,60
1 Aug 05	8 850	125,00	1 Mar 06	16 500	123,60	15 Oct 08	272 200	102,65
1 Aug 05	4 900	136,20	1 Mar 06	24 850	125,00	15 Oct 08	182 279P	102,65
26 Aug 05	2 234	96,06	1 Mar 06	5 800	128,60	27 Nov 08	155 800	123,60
26 Aug 05	32 065	120,22	1 Mar 06	500	130,80	25 Feb 09	131 500	102,19
26 Aug 05	4 000	126,90	1 Mar 06	17 121	136,20	1 Apr 09	41 050	88,00
1 Sep 05	81 320	121,00	1 Mar 06	3 000	152,00	1 Apr 09	2 514 650P	88,00
1 Sep 05	250	130,80	1 Mar 06	533	129,20	1 Oct 09	383 350	69,20
1 Sep 05	500	136,20	1 Mar 06	368	130,60	1 Oct 09	57 080P	69,20
5 Sep 05	1 000	125,00	1 Mar 06	512	134,00	11 May 10	699 400	60,01
5 Sep 05	650	136,20	1 Mar 06	313	139,00	11 May 10	3 243 800P	60,01
12 Sep 05	51 789	44,50	1 Mar 06	62	150,00	11 May 10	25 000P	61,40
27 Sep 05	343 677	111,80	2 Mar 06	2 000	60,01	10 Aug 10	289 100	55,75
						10 Aug 10	112 000P	55,75
	4 295 834			5 312 996			20 507 839	

P = Performance-based options.

16 Share capital (continued)

16.4 Balance of options granted in respect of the rights offer not exercised at 31 December 2004

Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R
			b/f	1 358 653		b/f	2 438 515	
1 Jan 05	250	45,00	7 Feb 06	13 890	60,00	2 Nov 07	3 472	60,00
1 Feb 05	41 675	45,00	1 Mar 06	38 164	45,00	19 Nov 07	6 584	45,00
1 Mar 05	24 340	45,00	2 Mar 06	7 999	45,00	1 Dec 07	417	45,00
31 Mar 05	3 211	45,00	1 Apr 06	51 408	45,00	6 Feb 08	5 973	45,00
1 Apr 05	7 505	45,00	9 Apr 06	1 334	45,00	14 Feb 08	9 876	45,00
1 May 05	6 416	45,00	1 May 06	43 521	45,00	1 Apr 08	5 556	45,00
31 May 05	1 876	45,00	2 May 06	2 042	45,00	8 Apr 08	834	45,00
1 Jun 05	471 187	45,00	1 Jun 06	13 542	45,00	15 Apr 08	1 125 879[P]	45,00
1 Jun 05	152 084	60,00	21 Jun 06	3 483	45,00	15 Apr 08	128 000	45,00
1 Jul 05	75 489	45,00	26 Jul 06	18 305	45,00	15 Apr 08	34 166	60,00
1 Aug 05	3 585	45,00	22 Aug 06	36 860	45,00	21 Jun 08	2 778	45,00
26 Aug 05	217 557	45,00	1 Oct 06	12 341	45,00	1 Jul 08	15 277	45,00
1 Sep 05	16 979	45,00	1 Nov 06	4 796	45,00	2 Jul 08	762 505	45,00
5 Sep 05	686	45,00	29 Nov 06	24 999	45,00	2 Jul 08	109 210	60,00
12 Sep 05	15 295	45,00	8 Feb 07	19 022	45,00	15 Oct 08	113 420	45,00
27 Sep 05	71 419	45,00	1 Mar 07	30 679	45,00	15 Oct 08	75 893[P]	45,00
1 Oct 05	18 482	45,00	31 Mar 07	427 155[P]	45,00	27 Nov 08	64 919	45,00
22 Oct 05	6 040	45,00	31 Mar 07	17 708[P]	60,00	25 Feb 09	54 800	45,00
1 Nov 05	13 689	45,00	16 May 07	12 400	45,00	1 Apr 09	988 692[P]	45,00
17 Nov 05	3 832	45,00	24 Jul 07	26 576	45,00	1 Apr 09	18 666	45,00
1 Dec 05	42 252	45,00	27 Sep 07	22 653[P]	45,00	1 Apr 09	59 168[P]	60,00
1 Jan 06	108 883	45,00	27 Sep 07	2 083	45,00	1 Oct 09	159 730	45,00
2 Jan 06	3 833	45,00	28 Sep 07	4 562[P]	45,00	1 Oct 09	23 782[P]	45,00
29 Jan 06	84	45,00	28 Sep 07	29 417	45,00			
1 Feb 06	52 004	45,00	2 Nov 07	214 923	45,00			
	1 358 653			**2 438 515**			**6 208 112**	
						Total options outstanding	**26 715 951**	

P = Performance-based options.

Ex NIB Share Incentive Scheme – now part of Nedcor share scheme

The following options granted had not been exercised at 31 December 2004

Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R	Option expiry date	No of shares	Issue price R
			b/f	71 693		b/f	1 386 449	
1 Jan 05	8 361	79,50	26 Aug 05	1 097 287	79,50	29 Nov 06	60 000	79,50
1 Jan 05	1 639	86,40	22 Oct 05	14 493	79,50	8 Feb 07	51 562	96,00
1 Feb 05	1 666	89,70	1 Jan 06	33 195	86,40	16 May 07	29 762	84,00
1 Feb 05	1 666	89,70	1 Feb 06	42 719	86,40	24 Jul 07	71 834	89,70
1 Mar 05	31 053	79,50	1 Feb 06	18 937	96,00	2 Nov 07	515 616	86,40
1 Apr 05	1 708	79,50	1 Feb 06	17 172	97,50	1 Dec 07	1 000	86,40
1 Apr 05	1 267	86,40	7 Feb 06	33 335	79,50	6 Feb 08	14 333	90,90
1 Jul 05	11 250	79,50	1 May 06	830	86,40	1 Apr 08	3 333	81,00
1 Jul 05	12 083	86,40	21 Jun 06	11 148	79,50	1 Apr 08	10 000	90,90
1 Aug 05	1 000	86,40	26 Jul 06	45 640	79,50	8 Apr 08	2 000	81,00
						21 Jun 08	6 667	111,00
						1 Jul 08	36 666	111,00
	71 693			1 386 449			2 189 222	

16.5 Shareholders' analysis

An analysis of the shareholding of Nedcor is provided on page 153.

		2004 Rm	2003* Rm
17	**Deposits, current accounts and other liabilities**		
17.1	**Analysis**		
	Current accounts	**34 401**	36 392
	Savings deposits	**10 532**	10 411
	Other deposits and loan accounts	**158 885**	136 267
	Call and term deposits	**85 684**	61 612
	Fixed deposits	**24 796**	32 645
	Cash management deposits	**29 691**	28 971
	Other deposits	**18 714**	13 039
	Foreign currency liabilities	**9 928**	10 323
	Negotiable certificates of deposit	**27 882**	31 897
	Deposits received under repurchase agreements	**12 671**	13 114
		254 299	238 404
17.2	**Sundry creditors**		
	Creditors and other accounts	**8 187**	10 954
	Pension fund liabilities	**841**	539
	Medical aid fund liabilities	**629**	552
	Provision for onerous contracts (note 17.3)	**7**	19
	Provision for leave pay (note 17.4)	**390**	390
		10 054	12 454
17.3	**Provision for onerous contracts**		
	Balance at beginning of year	**19**	41
	Movement for year	**(12)**	(22)
		7	19
	Onerous leases resulted from the write down of R81 million in 2000 in properties and leasehold premises to recognise the permanent diminution of value resulting from the reconfiguration of the retail branch network.		
17.4	**Provision for leave pay**		
	Balance at beginning of year	**390**	327
	Movement for year		63
		390	390
	Deposit products include current accounts, savings accounts, call and notice deposits, fixed deposits and negotiable certificates of deposit. Term deposits vary from six months to five years in both the wholesale and retail markets. The maturity analysis below is based on the remaining period to contractual maturity from year-end. Foreign currency liabilities are either matched by advances to clients or covered against exchange rate fluctuations. Deposits received under repurchase agreements are secured by pledge of the assets sold.		
17.5	**Sectoral analysis**		
	Banks	**59 438**	58 241
	Government and public sector	**8 470**	6 072
	Individuals	**79 519**	77 382
	Business sector	**106 872**	96 709
		254 299	238 404

** Restated as per note 3.*

		2004 Rm	2003* Rm
17	**Deposits, current accounts and other creditors (continued)**		
17.6	**Maturity structure**		
	Repayable on demand	**149 847**	124 595
	Three months or less but not repayable on demand	**75 554**	48 401
	One year or less but over three months	**19 958**	47 181
	Five years or less but over one year	**8 219**	13 869
	Over five years	**721**	4 358
		254 299	238 404
17.7	**Geographical analysis**		
	South Africa	**236 838**	213 605
	Other African countries	**4 748**	5 005
	Europe	**9 545**	14 359
	Asia	**271**	2 032
	USA	**453**	372
	Other	**2 444**	3 031
		254 299	238 404
18	**Insurance funds**		
18.1	**Policy liabilities under investment contracts**		
	BoE Life Limited	**2 898**	4 356
	NIB Life Limited (previously BoE Life Assurance Company Limited)	**211**	184
	BoE Life International Limited		612
		3 109	5 152
18.2	**Movements in policy liabilities during year**		
	Market value at beginning of year	**5 152**	7 891
	Outflows	**(2 043)**	(1 565)
	Foreign currency translation differences		(1 174)
	Market value at end of year	**3 109**	5 152
18.3	**Policy liabilities under investment contracts**		
	Market-related business	**3 109**	4 539
	Smooth-bonus business		613
	Total policy liabilities under investment contracts	**3 109**	5 152

			2004 Rm	2003* Rm
19	**Long-term debt instruments**			
	Rand-denominated	*Instrument terms*		
	Compulsorily convertible loans maturing on 31 December 2005†	18,12% per annum	**47**	87
	Compulsorily convertible loans maturing on 6 November 2005†	13,75% per annum	**20**	37
	R515 million bonds repayable on 4 December 2008	13,5% per annum	**592**	575
	R2 billion callable notes repayable on 20 September 2011††	11,3% per annum	**2 064**	2 064
	R4 billion callable notes repayable on 9 July 2012††	13,15% per annum	**4 253**	4 254
	R200 million unsecured debentures repayable on 30 November 2029	16% per annum until 15 September 2000 – thereafter interest-free	**3**	2
	Subordinated debt instruments repayable at Nedcor's discretion	Interest-free		175
	R2 billion repaid on 13 May 2004	3-month Jibar plus 1,65%		2 005
	R500 million repaid on 29 June 2004	3-month Jibar plus 1,3%		500
			6 979	9 699

* *Restated as per note 3.*

† *The debt instruments are convertible into Nedbank Limited ordinary shares and BoE Holdings Limited has acquired the option to purchase the ordinary shares in respect of these instruments.*

†† *Callable by the issuer, Nedbank Limited, after five years from date of issue, being 20 September 2001 and 9 July 2002, at which time the interest converts to a floating three-month Jibar rate.*

		2004 Rm	2003 Rm
19 Long-term debt instruments (continued)			
US dollar-denominated	*Instrument terms*		
US$40 million repayable on 17 April 2008	6-month Libor on nominal value	**225**	266
US$18 million repayable on 31 August 2009	1,5 basis points below 6-month Libor on nominal value	**103**	120
		328	386
Namibian-dollar-denominated	*Instrument terms*		
N$40 million long-term debenture issue repayable on 15 September 2030	17% per annum until 15 September 2000 – thereafter interest-free	**1**	1
		1	1
Total long-term debt instruments in issue		**7 308**	10 086

Coupon holders are entitled, in the event of interest default, to put the coupon covering such interest payments to Nedcor Limited.

The US dollar subordinated debt instruments were matched by advances to clients or covered against exchange rate fluctuations.

In accordance with the group's articles of association, the borrowing powers of the company are unlimited.

	2004 Rm	2003 Rm
20 Contingent liabilities and assets		
Analysis		
Liabilities under guarantees	**10 770**	12 403
Letters of credit	**2 782**	2 358
Unutilised facilities and other	**20 018**	22 508
	33 570	37 269

The group in the ordinary course of business enters into transactions which have inherent tax, legal and business risks. Provisions are made for known and quantifiable liabilities arising from past events, that are expected to materialise. Possible obligations and known liabilities where no reliable estimate can be made or it is considered improbable that an outflow would result are noted as a contingent liability. This is in accordance with AC130: Provisions, contingent liabilities and contingent assets.

Contingent assets are not disclosed as they are immaterial to the overall group financial statements to warrant separate disclosure.

There are a number of legal or potential claims against Nedcor Limited and its subsidiary companies, the outcome of which cannot at present be foreseen. The directors of the group do not foresee a major liability arising from these claims other than those provided for. The nature of these claims is not disclosed as it could be potentially prejudicial to the group.

	2004 Rm	2003 Rm
21 Commitments		
21.1 Capital expenditure approved by directors		
Contracted	**464**	115
Not yet contracted	**30**	26
	494	141

Funds to meet capital expenditure commitments will be provided from group resources. In addition, capital expenditure is incurred in the normal course of business throughout the year.

21.2 Operating lease commitments

Companies in the group have entered into leases over fixed property, furniture and other equipment for varying periods. The charges will increase in future in line with negotiated escalations and expansions.

Rm	2009 and thereafter	2008	2007	2006	2005
Land and buildings	3 526	502	465	435	406
Furniture and equipment	514	244	231	219	211
Total operating lease commitments	4 040	746	696	654	617

21.3 Commitments under derivative instruments

The group enters into option contracts, financial and commodity futures contracts, forward rate and interest rate swap agreements and other financial agreements in the normal course of business (note 33).

	2004 Rm	2003 Rm
22 Interest income		
Mortgage loans	**9 868**	7 815
Lease and instalment debtors	**2 963**	3 377
Bills and acceptances	**441**	523
Overdrafts	**1 608**	2 915
Term loans and other	**5 774**	10 071
Government and other securities	**1 374**	1 093
Short-term funds and securities	**1 797**	1 923
Interest reserve – AC133 adjustment		424
	23 825	28 141
23 Interest expense		
Deposit and loan accounts	**9 791**	13 046
Current and savings accounts	**1 346**	1 851
Negotiable certificates of deposit	**2 324**	4 155
Other liabilities	**1 729**	1 335
Long-term debt	**1 068**	946
	16 258	21 333

An analysis of the interest income and interest expense by asset and liability category is presented on page 163.

for the year ended 31 December

	2004 Rm	2003 Rm
24 Non-interest revenue		
24.1 Analysis		
Commission and fees	5 716	5 208
Cash handling fees	298	262
Insurance commission	216	208
Exchange commission	200	176
Guarantees	70	65
Securities handling	5	3
Service charges	1 476	1 267
Other commission	1 873	1 590
Fees	1 578	1 637
Trading income	1 126	1 713
Securities trading	385	871
Exchange trading	741	842
Investment income	240	396
Dividends from other investments	143	153
Surplus on sale of banking investments	97	243
Other income	1 115	636
Administration fees	124	44
Rents received	105	200
Communication recoveries	5	3
Endowment policy income/losses on sale	117	51
Life assurance surplus/(loss)	16	(83)
Other income – first time consolidations*	248	30
Other	500	391
	8 197	7 953

** Other income – first-time consolidations includes R119 million gross profit, comprising turnover of R294 million and cost of sales of R175 million.*

	2004 Rm	2003* Rm
25 Operating expenses		
25.1 Analysis		
Staff	5 350	4 949
Computer processing	1 234	1 270
Depreciation for computer equipment	210	262
Amortisation: Software	395	347
Operating lease charges for computer equipment	112	126
Other computer processing expenses	517	535
Communication and travel	434	473
Occupation and accommodation	1 005	969
Depreciation for freehold land and buildings	50	107
Depreciation for leasehold improvements	10	8
Operating lease charges for land and buildings	255	264
Other occupation and accommodation expenses	690	590
Marketing and public relations	502	559
Fees and insurances	1 319	1 077
Auditors' remuneration	121	93
Audit fees – current	66	52
– prior	14	
Other services	41	41
Other fees	985	802
Insurances	213	182
Office equipment and requisites	317	321
Depreciation for furniture and other equipment	176	173
Depreciation for vehicles	8	5
Operating lease charges for furniture and other equipment	48	50
Operating lease charges for vehicles	6	3
Other office equipment and requisites expenses	79	90
Sundry expenses	410	328
Transaction taxes	470	359
VAT	408	217
RSC levies	49	74
Revenue stamps	2	26
Other transaction taxes	11	42
Fees to alliance partners	70	4
	11 111	10 309
25.2 Directors' remuneration – summary		
From the company for services as non-executive directors	6	6
From subsidiary companies for services as executive directors	27	37
Salaries	14	22
Bonuses	10	15
Termination packages	3	
Gains on exercise of share options	1	
Total directors' remuneration	34	43

Additional details regarding individual directors' remuneration are detailed in the remuneration report on pages 57 to 63.

25.3 Subsidiary expenses

Certain expenses incurred by the company on behalf of subsidiary companies are recovered from subsidiary companies.

** Restated as per note 3.*

		2004 Rm	2003* Rm
26	**Non-trading and capital items**		
	Amortisation of goodwill	**(248)**	(424)
	Impairment of goodwill	**(126)**	(1 379)
	(Loss)/Profit on sale of subsidiaries, investments and property	**(23)**	349
	Impairment of investments	**(3)**	(81)
	Impairment of property, equipment, software and capitalised development cost	**(110)**	(158)
		(510)	(1 693)
27	**Taxation**		
27.1	Taxation on income		
	South African normal taxation		
	Current	**335**	148
	Deferred	**154**	74
	Secondary tax on companies	**(18)**	101
	Foreign taxation	**65**	67
	Current and deferred taxation on income	**536**	390
	Prior-year underprovision – current	**40**	
	Total taxation on income	**576**	390
27.2	Taxation – non-trading and capital items		
	Impairment of investments, property, equipment, software and capitalised development cost	**(27)**	(37)
	Loss on sale of subsidiaries, investments and property, plant and equipment	**(10)**	(1)
	Total taxation – non-trading and capital items	**(37)**	(38)
27.3	**Total taxation including non-trading and capital items**	**539**	352
27.4	**Taxation rate reconciliation (excluding non-trading and capital items)**	**%**	%
	Standard rate of South African normal taxation	**30**	30
	Dividend income	**(7)**	(26)
	Differences between foreign tax rates and South African tax rate	**3**	(5)
	Non-taxable investment income	**(1)**	(15)
	Translation losses	**5**	60
	Recognition of tax loss	**(1)**	(12)
	Other	**(5)**	23
	Total taxation on income as percentage of profit before taxation (excluding transaction taxes and non-trading and capital items)	**24**	55
	Effective tax rate excluding foreign currency translation losses	**21**	18

27.5 Future taxation relief

The group has estimated taxation losses of R8 567 million (2003: R5 433 million) that can be set off against future taxable income, of which R7 747 million (2003: R5 233 million) has been applied to a deferred taxation balance. Furthermore, the group has accumulated STC credits amounting to R405 million at the year-end (2003: R171 million), which have arisen as a result of dividends received exceeding dividends paid. A deferred taxation asset of R50 million (2003: R21 million) has been raised on these STC credits.

** Restated as per note 3.*

	Attributable		Headline	
	Basic	Fully diluted	Basic	Fully diluted
28 Earnings per share				
2004				
Net earnings for the year	**974**	**974**	**1 447**	**1 447**
Weighted average number of ordinary shares	**360 878 724**	**360 878 724**	**360 878 724**	**360 878 724**
Adjusted for:				
Employee incentive schemes' share options, which have a dilutive effect		**875 164**		**875 164**
Weighted average number of ordinary shares	**360 878 724**	**361 753 888**	**360 878 724**	**361 753 888**
Earnings per share (cents)	**270**	**269**	**401**	**400**
2003				
Net (loss)/earnings for the year	(1 600)	(1 600)	55	55
Weighted average number of ordinary shares	271 518 137	271 518 137	271 518 137	271 518 137
Adjusted for:				
Rights issue bonus element	21 499 604	21 499 604	21 499 604	21 499 604
Employee incentive schemes' share options, which have a dilutive effect		420 363		420 363
Weighted average number of ordinary shares	293 017 741	293 438 104	293 017 741	293 438 104
(Loss)/Earnings per share (cents)	(546)	(545)	19	19

Attributable earnings and headline earnings per share are calculated by dividing the relevant earnings amount by the weighted average number of shares in issue. Fully diluted attributable earnings and fully diluted headline earnings per share are calculated by dividing the relevant earnings by the weighted average number of shares in issue after taking the dilutive impact of potential ordinary shares to be issued into account.

	Last date to register	Millions of shares	Cents per share	Rm
29 Dividends				
On fully paid shares				
Final declared for 2002 – paid 2003	20 Mar 03	271	310	839
Interim declared for 2003	29 Aug 03	271	205	556
Ordinary dividends paid 2003			515	1 395
Final declared for 2003 – paid 2004	8 Apr 04	275	35	96
Interim declared for 2004	3 Sep 04	394	44	173
Ordinary dividends paid 2004			79	269
Final ordinary dividend declared for 2004	**23 Mar 05**		**76**	

for the year ended 31 December

		2004 Rm	2003* Rm
30 Cash flow information			
30.1 Reconciliation of profit/(loss) from operations to cash flows from operating activities			
Profit/(Loss) from operations		**1 730**	(1 114)
Adjusted for:			
Transaction taxes	(note 25)	**470**	359
Depreciation	(note 25)	**454**	555
Foreign currency translation losses		**372**	1 416
Goodwill amortisation and impairment	(note 26)	**374**	1 803
Movement in impairment of advances		**1 643**	2 161
Loss on disposal of property and equipment		**105**	107
Net income on investment banking assets		**(97)**	(243)
Amortisation: Software	(note 25)	**395**	347
Impairment losses on investments, property, equipment, software and capitalised development cost	(note 26)	**113**	239
Other non-cash-flow items	(note 26)	**23**	(349)
Cash flows from operating activities		**5 582**	5 281
30.2 Cash received from clients			
Interest income	(note 22)	**23 825**	28 141
Commission and fees	(note 24)	**5 716**	5 208
Trading income	(note 24)	**1 126**	1 713
Other income		**1 115**	637
		31 782	35 699
30.3 Cash paid to clients, staff and suppliers			
Interest expense		**(15 190)**	(20 387)
Interest expense on long-term debt	(note 23)	**(1 068)**	(946)
Staff costs	(note 25)	**(5 350)**	(4 949)
Other operating expenses		**(4 962)**	(4 386)
		(26 570)	(30 668)
30.4 Increase in operating assets			
Other short-term securities		**(5 792)**	4 585
Government and other securities		**(4 891)**	(10 657)
Advances and other accounts		**(10 882)**	(7 562)
		(21 565)	(13 634)
30.5 Increase/(Decrease) in operating liabilities			
Current and savings accounts		**(1 870)**	(8 901)
Other deposit, loan and foreign currency liabilities		**21 633**	18 471
Negotiable certificates of deposit		**(4 015)**	(8 619)
Liabilities in respect of repurchase agreements		**(443)**	3 981
Creditors and other liabilities		**(5 544)**	(5 422)
		9 761	(490)
30.6 Taxation paid			
Amounts prepaid at beginning of year		**112**	238
Income statement charge (excluding deferred tax)		**(440)**	(316)
Transaction taxes		**(470)**	(359)
Other movements		**(2)**	6
Acquisition of subsidiaries		**(2)**	(40)
Disposal of subsidiaries		**1**	
Portion of transaction taxation on fixed assets acquired to be depreciated in future years		**(31)**	(33)
Amounts prepaid at end of year		**(3)**	(112)
		(835)	(616)

** Restated as per note 3.*

		2004 Rm	2003 Rm
30	**Cash flow information** (continued)		
30.7	**Disposal of investments in subsidiary companies net of cash**		
	Cash and short-term funds	**219**	56
	Other short-term securities	**92**	
	Advances and other debtors	**345**	168
	Investments in associate companies		(109)
	Other investments		903
	Insurance assets	**515**	
	Property and equipment	**50**	6
	Deposits, current accounts and other creditors	**(136)**	(1 209)
	Current taxation liabilities	**(1)**	
	Insurance funds	**(660)**	
	Net assets/(liabilities) disposed	**424**	(185)
	(Loss)/Profit on disposal	**(26)**	303
	Minority shareholders' equity		(4)
	Goodwill	**164**	178
	Consideration received	**562**	292
	Less: Cash and short-term funds disposed	**(219)**	(56)
	Net consideration received	**343**	236
30.8	**Acquisition of investments in subsidiary companies net of cash**		
	Cash and short-term funds	**8**	(111)
	Other short-term securities		(190)
	Government and other securities		(117)
	Advances and other debtors	**(64)**	(1 826)
	Other investments	**(85)**	(10)
	Investments in associate companies		243
	Property and equipment	**(161)**	(94)
	Deposits, current accounts and other creditors	**110**	2 930
	Deferred taxation liabilities	**3**	
	Current taxation liabilities	**2**	
	Net (assets)/liabilities acquired	**(187)**	825
	First time consolidation	**177**	
	Minority shareholders' equity	**(41)**	17
	Goodwill	**(32)**	(1 207)
	Consideration paid	**(83)**	(365)
	Less: Cash and short-term funds acquired	**(8)**	111
	Net cash outflow	**(91)**	(254)
30.9	**Dividends paid**		
	Recognised in the statement of changes in equity (note 29)	**(269)**	(1 395)

	2004 Rm	2003 Rm
31 Funds under management		
31.1 Fair value – by type		
Unit trusts	**21 632**	18 765
Third party	**17 488**	28 482
Private clients	**17 768**	29 046
Other financial services	**12 094**	25 797
	68 982	102 090
31.2 Fair value – by geography		
South Africa	**49 270**	43 393
United Kingdom	**1 130**	40 702
Rest of world	**18 582**	17 995
	68 982	102 090

Rm	Unit trusts	Third party and private clients	Other financial services	Total
31.3 Movement – by type				
Fair value at beginning of year	18 765	57 528	25 797	102 090
Group transfers		(915)	915	–
Disposals	(1 194)	(20 404)	(15 175)	(36 773)
Inflows	9 316	10 593	2 649	22 558
Outflows	(7 541)	(12 844)	(753)	(21 138)
Mark-to-market value adjustment	3 255	2 535		5 790
Foreign currency translation differences	(969)	(1 237)	(1 339)	(3 545)
Fair value at end of year	21 632	35 256	12 094	68 982

Rm	South Africa	United Kingdom	Rest of world	Total
31.4 Movement – by geography				
Fair value at beginning of year	43 393	40 702	17 995	102 090
Group transfers	(915)		915	–
Disposals		(36 773)		(36 773)
Inflows	19 591	441	2 526	22 558
Outflows	(19 085)	(360)	(1 693)	(21 138)
Mark-to-market value adjustment	5 272		518	5 790
Foreign currency translation differences	1 014	(2 880)	(1 679)	(3 545)
Fair value at end of year	49 270	1 130	18 582	68 982

The group, through a number of subsidiaries, operates unit trusts, holds and invests funds on behalf of clients and acts as a trustee in a number of fiduciary capacities.

In addition, companies in the group operate securities and custodial services on behalf of clients. Commissions and fees earned in respect of trust and management activities performed are included in the income statement as non-interest revenue.

32 Employee benefits

The group has a number of defined-benefit and defined-contribution plans whereby it provides pension and post-retirement medical benefits to employees and their dependants on retirement or death. All eligible employees and former employees are members of trustee-administered or underwritten pension schemes within the group, financed by company and employee contributions. All South African plans are governed by the Pension Funds Act of 1956. The defined-benefit funds are actuarially valued using the projected-unit credit method. Any deficits are funded to ensure the ongoing financial soundness of the funds.

The benefits provided for by the defined-benefit schemes are based on years of membership and/or salary levels. These benefits are provided from contributions by employees, the group, and income from the assets of these schemes. The benefits provided for by the defined-contribution schemes are determined by the accumulated contributions and investment earnings. The benefits are provided from contributions by employees, the group, and income from the assets of these schemes. At the dates of the latest valuations the funds were in sound financial position in terms of section 16 of the Pension Funds Act. During 1998 active members in the Nedcor Pension Fund (defined-benefit) were granted a further option to transfer to one of the defined-contribution funds and approximately three-quarters of the then valuation surplus was allocated to members and pensioners.

32.1 Group defined-benefit plans

The group has recorded an asset of R1 075 million (2003: R791 million) in sundry debtors and a liability of R841 million (2003: R539 million) in sundry creditors in respect of defined-benefit plans. The respective asset and liability recognised in respect of medical defined benefit plans in accordance with the requirements of AC116: Employee Benefits is R538 million (2003: R471 million), and R629 million (2003: R552 million).

Nedcor

At 31 December 2004, the date of the latest actuarial calculation, the Nedcor Pension Fund had assets totalling R2 527 million (2003: R2 322 million) and the Nedcor Medical Aid Fund had assets totalling R538 million (2003: R471 million) at market value.

The respective actuarial valuation of the liabilities was R2 141 million (2003: R2 106 million) and R534 million (2003: R480 million), resulting in a surplus of R386 million (2003: R216 million) in the pension fund and a surplus of R4 million (2003: R9 million shortfall) in the medical aid fund.

The resulting asset to be recognised in sundry debtors on the balance sheet is R250 million (2003: R262 million).

BoE

As a consequence of the acquisition of BoE during 2002, the Nedcor Group now operates three further pension funds, namely NBS Group Pension Fund, Board of Executors Pension Fund and BoE Bank Division Pension Fund.

At 31 December 2004, the date of the latest actuarial calculation, the three BoE funds had combined assets totalling R347 million (2003: R330 million) at market value. The actuarial valuation of the combined liabilities was R264 million (2003: R257 million), resulting in a surplus of R83 million (2003: R73 million).

BoE's Medical Aid Fund at 31 December 2004, the date of the latest actuarial calculation, had assets totalling R nil (2003: R nil) at market value. The members now belong to the Nedcor Medical Aid Fund where post-retirement medical benefit liabilities are calculated at R82 million (2003: R72 million).

The resulting liability to be recognised on the balance sheet is R1 million (2003: R nil).

Nedbank London

At 31 December 2004, the date of the most recent actuarial calculation, the Nedbank London Pension Fund had assets totalling R144 million (2003: R142 million) at market value. The actuarial value of the liabilities was R193 million (2003: R170 million), resulting in a net liability of R49 million (2003: R28 million).

The resulting liability to be recognised on the balance sheet is R10 million (2003: R8 million).

Fairbairn Private Bank (ex-Gerrard)

At 31 December 2004, the date of the most recent actuarial calculation, the Fairbairn Private Bank Pension Fund had assets totalling R21 million (2003: R24 million) at market value. The actuarial value of the liabilities was R31 million (2003: R29 million), resulting in a net liability of R10 million (2003: R5 million).

The resulting liability to be recognised on the balance sheet is R4 million (2003: R2 million).

Nedbank Swaziland

At 31 December 2004, the date of the latest actuarial calculation, the Nedbank Swaziland Pension Fund had assets totalling R27 million (2003: R22 million) at market value. The actuarial valuation of the liabilities was R44 million (2003: R30 million), resulting in a net liability of R17 million (2003: R8 million).

The resulting asset to be recognised on the balance sheet is R nil (2003: R nil).

Nedbank Lesotho

At 31 December 2004, the date of the latest actuarial calculation, the Nedbank Lesotho Pension Fund had assets totalling R25 million (2003: R23 million) at market value. The actuarial valuation of the liabilities was R26 million (2003: R23 million), resulting in a net liability of R1 million (2003: R nil).

The resulting asset to be recognised on the balance sheet is R nil (2003: R nil).

Nedbank Namibia

Nedbank Namibia's Medical Aid Fund at 31 December 2004, the date of the latest actuarial calculation, had assets totalling R nil at market value. The post-retirement medical benefit liabilities are calculated at R12 million, resulting in a net liability of R12 million.

Optiplus

These are insurance plans, which are qualifying plan assets in terms of the accounting standard and are grossed up in the balance sheet and reflected in sundry creditors and debtors respectively.

		Defined-benefit pension plans 2004 Rm	Defined-benefit pension plans 2003 Rm
32	**Employee benefits (continued)**		
32.2	**Amounts recognised in the balance sheet**		
	Present value of funded obligations	**(2 699)**	(2 615)
	Fair value of plan assets	**3 090**	2 863
	Funded status	**391**	248
	Unrecognised actuarial losses	**185**	528
	Unrecognised asset due to application of asset ceiling (paragraph 59 – AC116)	**(342)**	(524)
		234	252
	Asset in balance sheet	**1 075**	791
	Liability in balance sheet	**(841)**	(539)
32.3	**Amounts recognised in the income statement**		
	Current service costs	**(34)**	(36)
	Interest on obligation	**(238)**	(276)
	Expected return on plan assets	**260**	304
	Net actuarial gains recognised during the year	**(78)**	(14)
	Effect of applying the asset ceiling	**48**	(34)
	Total included in employee remuneration costs	**(42)**	(56)
32.4	**Movements in the net asset recognised in the balance sheet**		
	Net asset at beginning of year	**252**	275
	Net expense recognised in the income statement	**(42)**	(56)
	Contributions	**24**	33
		234	252
	Asset recognised	**1 075**	791
	Liability recorded	**(841)**	(539)

%		Fairbairn Private Bank 2004	Fairbairn Private Bank 2003	Nedbank London 2004	Nedbank London 2003	All other pension funds 2004	All other pension funds 2003
32.5	**Principal actuarial assumptions at balance sheet date**						
	Interest rate used to discount liabilities	**5,30**	9,50	**5,25**	5,50	**8,50**	9,50
	Price inflation	**2,90**	5,00	**3,00**	0,00	**4,00**	5,00
	Salary inflation	**4,40**	6,50	**4,00**	3,00	**5,50**	4,50 – 6,50
	Expected rates of return on plan assets	**6,00**	9,50	**6,25**	5,50	**4,50 – 9,50**	5,00 – 9,50
	Pensions in payment and deferred-pensions' inflation	**2,70**	5,00	**3,00**	2,50	**0,46 – 4,00**	1,39 – 4,78

		Defined-benefit medical aid fund 2004 Rm	2003 Rm
32 Employee benefits (continued)			
32.6 Amounts recognised in the balance sheet			
Present value of funded obligations		**629**	552
Fair value of plan assets		**(538)**	(471)
Funded status		**91**	81
Unrecognised actuarial gains/(losses)		**4**	(9)
Net liability		**95**	72
32.7 Amounts recognised in the income statement			
Current service costs		**24**	23
Interest on obligations		**52**	51
Expected return on plan assets		**(42)**	(46)
Total included in employee remuneration costs		**34**	28
32.8 Principal actuarial assumptions at balance sheet date			
Expected return on plan assets	(%)	**8,50 – 9,00**	9,00
Interest rate used to discount liabilities	(%)	**8,50 – 9,00**	9,00
Annual increase to medical aid subsidy	(%)	**6,00 – 6,50**	6,50
Retirement age	(years)	**60**	60

33 Derivative financial instruments

33.1 Derivative financial instruments

These transactions have been entered into in the normal course of business and no material losses are anticipated other than those for which provision has been made in the income statement. There are no commitments or contingent commitments under derivative instruments that are settled other than with cash.

The principal types of derivative contracts into which the group enters are described below.

Swaps

These are over-the-counter (OTC) agreements between two parties to exchange periodic payments of interest, or payments for the change in value of a commodity, or related index, over a set period based on notional principal amounts. The group enters into swap transactions in several markets. Interest rate swaps exchange fixed rates for floating rates of interest based on notional amounts. Basis swaps exchange floating or fixed interest calculated using different bases. Cross currency swaps are the exchange of interest based on notional values of different currencies.

Options

Currency and interest rate options confer the right, but not the obligation, on the buyer to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date. Options may be exchange traded or OTC agreements. The group principally buys and sells currency and equity options.

Futures and forwards

Short-term interest rate futures, bond futures, financial and commodity futures and forward foreign exchange contracts are all agreements to deliver, or take delivery of, a specified amount of an asset or financial instrument based on the specified rate, price or index applied against the underlying asset or financial instrument, at a specified date. Futures are exchange traded at standardised amounts of the underlying asset or financial instrument. Forward contracts are OTC agreements and are principally dealt in by the group in interest rates as forward rate agreements and in currency as forward foreign exchange contracts.

Collateral

The group may require collateral in respect of the credit risk in derivative transactions. The amount of credit risk is principally the positive fair value of contracts. Collateral may be in the form of cash or in the form of a lien over a customer's assets entitling the group to make a claim for current and future liabilities.

Rm	Gross carrying value of assets 2004	Gross carrying value of liabilities 2004	Net carrying value 2004	Gross carrying value of assets 2003	Gross carrying value of liabilities 2003	Net carrying value 2003
33 Derivative financial instruments (continued)						
33.2 Total carrying value of derivative financial instruments	**27 560**	**28 055**	**(495)**	28 496	28 206	290

A detailed breakdown of the notional principal and fair value of the various types of derivative financial instruments held by the group is presented in the following tables.

33.3 Notional principal

This represents the gross notional amounts of all outstanding contracts at year-end. This gross notional amount is the sum of the absolute amount of all purchases and sales of derivative instruments. The notional amounts do not represent amounts exchanged by the parties and therefore represent only the measure of involvement by the group in derivative contracts and not its exposure to market or credit risks arising from such contracts. The amounts actually exchanged are calculated on the basis of the notional amounts and other terms of the derivative, which relate to interest rates, exchange rates, securities prices or financial and other indices.

Rm	Gross notional principal	Positive notional principal	Negative notional principal
33.4 Notional principal of derivative financial instruments			
2004			
Equity derivatives			
Options written	30 020		30 020
Options purchased	5 266	5 266	
Futures	1 430	1 430	
	36 716	6 696	30 020
Exchange rate contracts			
Spot	2 908	1 383	1 525
Forwards	26 053	17 847	8 206
Currency swaps	109 962	58 373	51 589
Options purchased	226	226	
Options written	138		138
	139 287	77 829	61 458
Interest rate contracts			
Interest rate swaps	336 011	154 686	181 325
Forward rate agreements	193 482	92 277	101 205
Options purchased	470	470	
Options written	720		720
Futures	10 928	5 737	5 191
Caps	5 962	2 404	3 558
Floors	159	100	59
	547 732	255 674	292 058
Total notional principal	723 735	340 199	383 536

Rm	Gross notional principal	Positive notional principal	Negative notional principal
33 Derivative financial instruments (continued)			
33.4 Notional principal of derivative financial instruments (continued)			
2003			
Equity derivatives			
Options written	3 963		3 963
Options purchased	3 828	3 828	
Futures	4 584	2 458	2 126
	12 375	6 286	6 089
Exchange rate contracts			
Spot	4 861	2 322	2 539
Forwards	31 722	17 039	14 683
Currency swaps	153 735	76 950	76 785
Options purchased	1 305	1 305	
Options written	822	41	781
	192 445	97 657	94 788
Interest rate contracts			
Interest rate swaps	299 770	134 327	165 443
Forward rate agreements	249 909	122 145	127 764
Options purchased	3 179	2 884	295
Options written	1 887		1 887
Futures	3 603	1 758	1 845
Caps	2 958	2 036	922
Floors	9		9
Credit-linked notes	1 644	1 557	87
Credit default swaps	66	66	
	563 025	264 773	298 252
Total notional principal	767 845	368 716	399 129

33.5 Carrying value of derivative financial instrument assets and liabilities

The amounts disclosed represent the value of all derivative instruments held at 31 December 2004. The fair value of a derivative financial instrument is the amount at which it could be exchanged in a current transaction between willing parties, other than a forced liquidation or sale. Fair values are obtained from quoted market prices, discounted cash flow models and market-accepted option and future pricing models.

When it is not practicable, owing to constraints of timeliness or cost, to determine the fair value of a derivative instrument with sufficient reliability, such derivative is included in the following table at a value calculated on an accrual basis. In terms of that basis a value is obtained by taking into account the original cost of the derivative and only the realised gains or losses in respect of the instrument.

Rm	Net carrying value	Carrying value of assets	Carrying value of liabilities
33 Derivative financial instruments (continued)			
33.6 Carrying value of derivative financial instrument assets and liabilities			
2004			
Equity derivatives			
Options written	(2 305)		2 305
Options purchased	3 209	3 209	
Futures	654	654	
	1 558	3 863	2 305
Exchange rate contracts			
Spot	10	284	274
Forwards	1 003	1 955	952
Currency swaps	758	8 359	7 601
Options purchased	95	95	
Options written	(38)		38
	1 828	10 693	8 865
Interest rate contracts			
Interest rate swaps	(3 892)	12 518	16 410
Forward rate agreements	(26)	437	463
Options purchased	37	37	
Options written	(4)		4
Futures		2	2
Caps		1	1
Floors	4	9	5
	(3 881)	13 004	16 885
Total carrying value	(495)	27 560	28 055

Rm	Net carrying value	Carrying value of assets	Carrying value of liabilities
33 Derivative financial instruments (continued)			
33.6 Carrying value of derivative financial instrument assets and liabilities (continued)			
2003			
Equity derivatives			
Options written	(1 150)		1 150
Options purchased	1 486	1 486	
Futures	375	1 186	811
	711	2 672	1 961
Exchange rate contracts			
Spot	46	328	282
Forwards	636	2 243	1 607
Currency swaps	(364)	10 978	11 342
Options purchased	33	33	
Options written	(18)		18
	333	13 582	13 249
Interest rate contracts			
Interest rate swaps	(2 854)	9 061	11 915
Forward rate agreements	(24)	394	418
Options purchased	34	34	
Options written	(349)		349
Futures	(7)	150	157
Caps	1	2	1
Floors	(1)		1
Credit-linked notes	2 379	2 534	155
Credit default swaps	67	67	
	(754)	12 242	12 996
Total carrying value	290	28 496	28 206

Rm	Exchange rate contracts	Interest rate contracts	Equity derivatives	Total
33 Derivative financial instruments (continued)				
33.7 Analysis of derivative instruments				
Positive fair value of derivatives				
2004				
Maturity analysis				
Under one year	**9 138**	**1 170**	**1 834**	**12 142**
One to five years	**1 284**	**6 763**	**2 029**	**10 076**
Over five years	**271**	**5 071**		**5 342**
	10 693	**13 004**	**3 863**	**27 560**
Counterparty analysis				
Financial institutions	**6 926**	**11 708**	**3 703**	**22 337**
Non-financial institutions	**3 767**	**1 296**	**160**	**5 223**
	10 693	**13 004**	**3 863**	**27 560**
2003				
Maturity analysis				
Under one year	7 425	933	1 881	10 239
One to five years	3 694	6 124	791	10 609
Over five years	2 463	5 185		7 648
	13 582	12 242	2 672	28 496
Counterparty analysis				
Financial institutions	11 197	11 571	1 456	24 224
Non-financial institutions	2 385	671	1 216	4 272
	13 582	12 242	2 672	28 496
Negative fair value of derivatives				
2004				
Maturity analysis				
Under one year	**7 780**	**1 437**	**1 709**	**10 926**
One to five years	**755**	**5 776**	**591**	**7 122**
Over five years	**330**	**9 672**	**5**	**10 007**
	8 865	**16 885**	**2 305**	**28 055**
Counterparty analysis				
Financial institutions	**6 648**	**15 412**	**2 081**	**24 141**
Non-financial institutions	**2 217**	**1 473**	**224**	**3 914**
	8 865	**16 885**	**2 305**	**28 055**
2003				
Maturity analysis				
Under one year	7 544	1 433	1 884	10 861
One to five years	3 401	4 875	77	8 353
Over five years	2 304	6 688		8 992
	13 249	12 996	1 961	28 206
Counterparty analysis				
Financial institutions	12 445	12 249	1 212	25 906
Non-financial institutions	804	747	749	2 300
	13 249	12 996	1 961	28 206

Rm	Exchange rate contracts	Interest rate contracts	Equity derivatives	Total
33 Derivative financial instruments (continued)				
33.7 Analysis of derivative instruments (continued)				
Notional principal of derivatives				
2004				
Maturity analysis				
Under one year	**131 461**	**278 008**	**5 809**	**415 278**
One to five years	**6 911**	**187 305**	**9 205**	**203 421**
Over five years	**915**	**82 419**	**21 702**	**105 036**
	139 287	**547 732**	**36 716**	**723 735**
Counterparty analysis				
Financial institutions	**114 984**	**429 930**	**35 670**	**580 584**
Non-financial institutions	**24 303**	**117 802**	**1 046**	**143 151**
	139 287	**547 732**	**36 716**	**723 735**
2003				
Maturity analysis				
Under one year	178 939	252 719	8 689	440 347
One to five years	9 869	230 860	3 686	244 415
Over five years	3 637	79 446		83 083
	192 445	563 025	12 375	767 845
Counterparty analysis				
Financial institutions	172 327	461 734	6 415	640 476
Non-financial institutions	20 118	101 291	5 960	127 369
	192 445	563 025	12 375	767 845

33.8 Risk monitoring

Details of the group's risk management structure, policies and methods are noted on pages 64 to 74 and the interest rate risk analysis is detailed on pages 158 and 159.

34 Foreign currency conversion guide

Monetary figures in these financial statements are expressed to the nearest million South African rand. The approximate value of the South African rand as at 31 December against the following currencies was:

	2004	2003
United States dollar	**0,1776**	0,1509
Pound sterling	**0,0921**	0,0847
Euro	**0,1302**	0,1196

Analysis of investments in associate companies and joint ventures

for the year ended 31 December

Name of company and nature of business	Method used to account for investment	Percentage holding 2004 %	Percentage holding 2003 %	Acquisition date	Year-end
Listed					
Banking					
State Bank of Mauritius Ltd	Equity	**20,1**	20,1	Nov 97	Jun
Technology					
Net1 Applied Technology Holdings Ltd****	Equity		25,4	Jul 00	Jun
Other					
SA Retail**	Equity		38,2	Nov 01	Mar
Unlisted					
Banking					
Banque SBM Madagascar	Equity	**20,0**	20,0	Dec 99	Dec
Nedbank Namibia Limited (Formerly Commercial Bank of Namibia Ltd)*****	Equity			Dec 94	Dec
SBM Nedbank International Ltd	Equity	**50,0**	50,0	Jul 99	Jun
Technology					
Acturis Ltd†††	Equity	**69,4**		Mar 01	Sep
Hatch Investments (Mauritius) Ltd	Equity	**37,5**	37,5	Mar 01	Mar
Miraculum (Pty) Ltd***	Equity			Jul 00	Jul
The Internet Solution (Pty) Ltd	Equity	**20,0**	20,0	Jun 00	Sep
The IQ Business Group (Pty) Ltd	Equity	**46,1**	46,1	Jul 00	Jun
Other					
Blue Cloud Investments 40 (Pty) Ltd**	Equity		45,0	Jul 02	Dec
BoE (Pty) Ltd††	Equity	**50,0**	50,0	Jan 03	Dec
BoE Life Assurance Company Ltd††	Equity	**50,0**	50,0	Jan 03	Dec
Boness Development Phase 3 (Pty) Ltd****	Equity		100,0	Jan 92	Dec
Bridgeport Properties (Pty) Ltd****	Equity		48,0	Jul 02	Sept
Capricorn Science and Technology Park (Pty) Ltd†	Equity		10,4	Nov 98	Sept
Catalyst Holdings (Pty) Ltd†	Equity		30,0	Jan 99	Dec
Corovest – NIB Property Asset Management	Equity	**40,0**	35,0	May 00	Dec
Erf 787 Lakefield (Pty) Ltd****	Equity		50,0	Jul 02	Jun
G & C Shelf 31 (Pty) Ltd	Equity	**40,0**		May 04	Feb
Growthpoint & Toontjiesrivier Joint Venture†	Equity	**49,9**	49,9	Oct 02	Dec
Inclub Properties (Pty) Ltd	Equity	**28,0**	28,0	Jul 02	Jun
Kimberley-Clark SA Holdings (Pty) Ltd	Equity	**50,0**		Aug 04	Dec
Lyric Rose (Pty) Ltd	Equity	**36,8**	25,0	Jul 02	Feb
Off The Shelf Investment Forty One (Pty) Ltd	Equity	**33,3**		Dec 03	Feb
Retail Investment Holdings (Pty) Ltd**	Equity		50,0	Jul 02	Jun
Robow Investments No 47 (Pty) Ltd	Equity	**50,0**	50,0	Dec 02	Feb
Sanbona Properties (Pty) Ltd	Equity	**50,0**	50,0	Oct 03	Sept
Sandton Square Portion 8 (Pty) Ltd	Equity	**25,0**	25,0	Jul 02	Apr
Steenberg Office Development (Pty) Ltd	Equity	**25,0**	25,0	Jul 02	Feb
Stowaway Self Storage South Africa (Pty) Ltd	Equity	**50,0**	50,0	Jul 02	Dec
Superbia Four (Pty) Ltd	Equity	**30,0**	30,0	Jul 02	Feb
Tokai Development (Pty) Ltd	Equity	**25,0**	25,0	Jul 02	Jun
Western Cape Property Company Ltd**	Equity		23,0	Nov 98	Dec
Other					

* *Represents an amount less than R1 million.*
** *Disposed of in 2004.*
*** *Disposed of in 2003, but still reflects equity income.*
**** *Disposed of in 2004, but still reflects equity income.*
***** *Consolidated as a subsidiary from 1 September 2003.*
† *No longer accounted for as an associate.*
†† *Joint ventures (formerly subsidiaries).*
††† *This represents the group's economic interest in Acturis but due to a voting pool agreement Nedcor does not have the ability to exercise control.*

Date to which equity income accounted for	Equity-accounted earnings 2004 Rm	Equity-accounted earnings 2003 Rm	Carrying amount 2004 Rm	Carrying amount 2003 Rm	Market value/ directors' valuation 2004 Rm	Market value/ directors' valuation 2003 Rm	Net indebtedness of loans to/(from) associates 2004 Rm	Net indebtedness of loans to/(from) associates 2003 Rm
Dec 04	**51**	61	**336**	382	**356**	458		
Dec 04	**22**	35		171		321		
Dec 04				372		367		
	6	33	**70**	85	**60**	85		
Dec 04	**1**	1	**8**	8	**4**	8		
Dec 04		27						
Dec 04	**5**	5	**62**	77	**56**	77		
	22	5	**127**	138	**275**	207	**55**	55
Dec 04			**23**		**27**			
Dec 04		(6)						
Jul 04		(1)						
Dec 04	**21**	17	**70**	105	**200**	200	**23**	22
Dec 04	**1**	(5)	**34**	33	**48**	7	**32**	33
	46	(2)	**510**	479	**665**	464	**142**	338
Dec 04				5		5		6
Dec 04	**22**	11	**107**	107	**107**	107		
Dec 04	**(12)**	6	**47**	47	**43**	20	**(12)**	6
Dec 04	**12**	(12)		32		43		32
Dec 04	**(1)**			11		11		11
Dec 04		(2)		7		7		10
Dec 04		1		32		32		37
Dec 04	*		**7**	6	**7**	6	**7**	6
Dec 04	*			5		5		5
Dec 04	*		**11**		**11**		**10**	
Dec 04				106		106		106
Dec 04	**(2)**	(2)		4		4		12
Dec 04	**26**		**214**		**349**			
Dec 04	**1**	*	**6**	4	**6**	4	**6**	4
Dec 04	*		**7**	4	**7**	4	**7**	4
Dec 04				6		6		
Dec 04	*		**7**	7	**7**	7	**7**	7
Dec 04	**(7)**		**29**	2	**43**	2	**51**	
Dec 04	*		**28**	15	**28**	15	**28**	15
Dec 04	*		**1**	1	**1**	1	**1**	1
Dec 04	**1**	(1)		12		12		12
Dec 04	**(1)**	1		1		1		
Dec 04		(5)	*	2	*	2	*	2
Dec 04				2		2		11
	7	(1)	**46**	61	**56**	62	**37**	51
	147	132	**1 043**	1 627	**1 356**	1 902	**197**	393

Subsidiary companies

for the year ended 31 December

	Group				Company			
	Issued capital		Effective holding		Book value of investment		Net indebtedness	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
	Rm	Rm	**%**	%	**Rm**	Rm	**Rm**	Rm
Banking								
Nedbank Namibia (Formerly the Commercial Bank of Namibia Ltd)	**16**	16	**93**	93				
Nedbank Malawi Ltd	**10**	12	**91**	91				
Fairbairn Private Bank (Jersey) Ltd (formerly Gerrard Private Bank Ltd)	**4**	5	**70**	70				
Imperial Bank Ltd	**3**	3	**50**	50				
Nedbank (Lesotho) Ltd	**20**	20	**100**	100				
Nedbank Ltd	**27**	27	**100**	100	**14 642**	10 744	**503**	(2 117)
Nedbank (Swaziland) Ltd	**12**	12	**67**	67				
Nedcor Asia Ltd (Hong Kong)	**132**	156	**100**	100				
Peoples Bank Ltd	**45**	45	**100**	100				
SBM Nedcor Holdings Ltd (Mauritius)	*****	*	**80**	79				
Trust and participation bond administration								
Fairbairn Trust Company Ltd (Jersey)	**1**	1	**100**	100				
Nedcor Collective Investments Ltd	**6**	6	**100**	100				
BoE Trust (Pty) Ltd (STL and OMT combined)	**1**	1	**100**	100				
Syfrets Participation Bond Managers Ltd	**1**	1	**100**	100				
Syfrets Trust Ltd – see BoE Trust above		*		100				
Syfrets Securities Ltd	**1**	1	**100**	100	**3**			
Syfrets Securities Nominees Ltd	*****		**99**					
FTNIB Management Company Ltd	**2**	2	**100**	100	**18**	18		
Other companies								
BoE Holdings Ltd	**2**	2	**100**	100				
BoE International Holdings Ltd (Isle of Man)	*****	*	**100**	100				37
NedLife Assurance Company Ltd (formerly BoE Life Assurance Company Ltd)	**15**	15	**50**	100				
BoE Life International Ltd		174		100				
BoE Life Ltd	**1**	1	**100**	100				
BoE Ltd	**11**	11	**100**	100	**7 064**	7 064	**(527)**	61
BoE Management Ltd	*****	*	**100**	100			**(4 138)**	(4 138)
Cape of Good Hope Financial Services Ltd	**6**	6	**100**	100			**(6)**	135
BoE (Pty) Ltd	**1**	1	**50**	50			**(568)**	
BoE Clocktower Nominees Ltd (formerly FTNIB Noms)	**1**	*	**100**	100	**2**	2		
Dr Holsboer Benefit Fund			**100**					
Fasic Africa (Pty) Ltd	*****		**82**					
Nedbank Africa Investments Ltd (Mauritius)	*****	*	**100**	100				
Nedeurope Ltd (Isle of Man)	**1 295**	1 524	**100**	100	**60**		**(22)**	
Nedcor Insurance Company (SA) Ltd	*****	*	**100**	100	**5**	5		
Nedcor Group Insurance Company Ltd (Isle of Man)	**10**	10	**100**	100				
Nedcor Insurance Company Ltd	*****	*	**100**	100	**33**	32		
Nedcor Investment Holdings 101 Ltd	**17**	17	**100**	100	**779**	779	**(1 983)**	(1 981)
Nedcor Investment 102 Ltd	**6**	6	**100**	100				
Nedcor Investments Ltd	**27**	27	**100**	100				
Nedcor Securities (Pty) Ltd	**32**	32	**100**	100				
Nedcor Trade Services Ltd (Mauritius)	**3**	3	**100**	100				
Nedinsurance Company Ltd	**5**	5	**100**	100	**49**	49	**(49)**	(49)
Taquanta Securities (Pty) Ltd	*****	*	**100**	100				
Tando AG (Switzerland)	**172**	185	**100**	100	**216**	256		
The Board of Executors 1838	*****	*	**100**	100			**(39)**	(39)
Other companies	*****	*	**100**	100		9	**(13)**	(13)
					22 871	18 958	**(6 842)**	(8 104)

** Less than R1 million.*

Note 1

Headline earnings from subsidiaries (after eliminating intercompany transactions)

	2004 **Rm**	2003 Rm
Aggregate earnings	**1 974**	528
Aggregate losses	**527**	473

Note 2

General information required in terms of the fourth schedule of the Companies Act, 1973, is detailed in respect of only those subsidiaries where the financial position or results are material to the group. It is considered that the disclosure in these statements of such information in respect of the remaining subsidiaries would entail expense out of proportion to the value to members. Other subsidiaries consist of nominee, property-owning and financial holding companies and companies acquired in the course of lending activities. A register detailing information in respect of all subsidiaries is available for inspection at the registered office.

Company income statement

for the year ended 31 December

	Notes	2004 Rm	2003* Rm
Interest income		46	59
Interest expense		41	58
Net interest income		5	1
Dividends from subsidiaries		298	4 875
Dividends from other investments		3	4
Foreign currency translation gains		1	382
Total income		307	5 262
Operating expenses	9	15	7
Profit from operations before non-trading and capital items		292	5 255
Impairment of investments		(70)	(60)
Impairment of advances	7	(218)	
Loss on sale of subsidiary company			(345)
(Loss)/Profit before tax		4	4 850
Taxation		8	8
South African normal taxation – current		6	(2)
– deferred			(1)
Secondary taxation on companies		2	11
Net (loss)/profit for the year		(4)	4 842

Company balance sheet

as at 31 December

	Notes	2004 Rm	2003* Rm
Assets			
Advances and other debtors	1	4	6
Deferred taxation asset		1	1
Current taxation prepaid	2	2	
Investments in subsidiary companies		30 206	19 731
Shares at cost – unlisted		22 871	18 958
Owing by subsidiaries		7 335	773
Other investments – unlisted	4	32	32
Total assets		30 245	19 770
Shareholders' equity and liabilities			
Ordinary share capital	5	394	275
Ordinary share premium		10 857	5 754
Non-distributable reserves		41	41
Distributable reserves		4 546	4 819
Ordinary shareholders' equity		15 838	10 889
Sundry creditors	6	12	3
Current taxation liabilities	2		1
Impairment of advances	7	218	
Amounts owing to subsidiaries		14 177	8 877
Total liabilities		14 407	8 881
Total shareholders' equity and liabilities		30 245	19 770

** Restated as per note 9.*

Company statement of changes in shareholders' equity

for the year ended 31 December

	Number of ordinary shares	Ordinary share capital Rm	Ordinary share premium Rm	Other non-distributable reserves Rm	Distributable reserves Rm	Total Rm
Balance at 31 December 2002	270 675 320	271	5 378	41	1 379	7 069
Shares issued for options exercised under the Nedcor Group (1994)						
Employee Incentive Scheme	4 079 105	4	377			381
Share issue expenses			(1)			(1)
Net profit for the year					4 842	4 842
Dividends to shareholders					(1 402)	(1 402)
Balance at 31 December 2003	**274 754 425**	**275**	**5 754**	**41**	**4 819**	**10 889**
Shares issued for options exercised under the Nedcor Group (1994)						
Employee Incentive Scheme	**2 766 258**	**3**	**169**			**172**
Rights offer	**114 481 367**	**114**	**5 038**			**5 152**
Capitalisation award issue	**1 930 396**	**2**	**85**			**87**
Other shares issued	**278 944**		**16**			**16**
Share issue expenses			**(205)**			**(205)**
Net loss for the year					**(4)**	**(4)**
Dividends to shareholders					**(269)**	**(269)**
Balance at 31 December 2004	**394 211 390**	**394**	**10 857**	**41**	**4 546**	**15 838**

Company cash flow statement

for the year ended 31 December

	Note	2004 Rm	2003* Rm
Cash flow from operating activities	8	**291**	4 873
Cash receipts from clients – interest income		**5**	1
Cash payments to clients, staff and suppliers – other operating income		**(15)**	(7)
Dividends received on investments		**301**	4 879
Change in working funds		**(1 254)**	2 404
Increase in operating assets – Advances and other accounts		**(6 562)**	(46)
Increase in operating liabilities – Creditors and other liabilities		**5 308**	2 450
Cash (utilised)/generated by operating activities before taxation		***(963)***	*7 277*
Taxation paid		***7***	–
Amount unpaid/(prepaid) at beginning of year		**1**	(3)
Income statement charge (excluding deferred tax)		**8**	2
Amount (prepaid)/unpaid at end of year		**(2)**	1
Net cash (utilised)/generated by operating activities		**(970)**	7 277
Cash flows from investment activities			
Net acquisition of investments in subsidiary companies		**(3 983)**	(6 255)
Cash flows from financing activities		**4 953**	(1 022)
Proceeds from issue of ordinary shares		**5 427**	380
Share issue expense		**(205)**	
Dividends paid		**(269)**	(1 402)
Net increase in cash and short-term funds		**–**	–

** Restated as per note 9.*

Notes to the company financial statements

for the year ended 31 December

		2004 Rm	2003 Rm
1	**Advances and other debtors**		
	Sundry debtors and accrued interest	4	6
	Maturity structure These assets are repayable on demand or at short notice and are all owed within South Africa.		
2	**Current taxation**		
	Normal South African taxation		
	Current taxation prepaid	2	
	Current taxation liability		(1)
		2	(1)
3	**Taxation rate reconciliation (excluding non-trading and capital items)**	%	%
	Standard rate of South African normal taxation	30	30
	Non-taxable income	>(100)	(30)
	S23 application	105	
	Non-deductible capital items	>100	
	Prior year adjustments and underprovisions	125	
	STC	49	
	Other – deferred tax		
	Total taxation on income as percentage of profit before taxation (excluding transaction taxes and non-trading and capital items)	208	–
4	**Other investments**	Rm	Rm
	Carrying amount		
	Unlisted investments	32	32
	Valuation		
	Unlisted investments at directors' valuation	32	32
5	**Share capital**		
	Ordinary share capital		
	Authorised		
	600 000 000 (2003: 350 000 000) ordinary shares of R1 each	600	350
	Issued		
	394 211 390 (2003: 274 754 425) fully paid ordinary shares of R1 each	394	275
	Subject to the restrictions imposed by the Companies Act of 1973, the unissued shares are under the control of the directors until the forthcoming annual general meeting. In terms of special resolutions passed in general meeting, the directors were granted the general authority to buy back up to 10% of the issued share capital of the company until the forthcoming annual general meeting.		
6	**Sundry creditors**		
	Creditors and other accounts	12	3

	2004 Rm	2003 Rm
7 Impairment of advances		
Specific impairment of intergroup advances made to subsidiary companies.	218	
Nedcor Limited has also guaranteed these intergroup advances for which the impairment has been raised.		
Where the net asset values of subsidiaries of Nedcor are negative and advances have been made by Nedbank Limited, Nedcor has guaranteed the repayment of these advances to Nedbank Limited.		
8 Cash flow from operating activities		
Reconciliation of profit from operations to cash flow from operating activities		
Profit from operations	4	4 850
Adjusted for:		
Foreign exchange translation gain	(1)	(382)
Impairment of advances	218	60
Impairment of investments	70	
Loss on sale of subsidiary companies		345
Cash flows from operating activities	291	4 873
9 Operating expenses		
Audit fees – current year	6	4
– prior year	3	
Directors' fees	4	2
Other	2	1
	15	7

10 Restatement of 2003 dividends received

Dividends received from subsidiaries during 2003, to the amount of R1 207 million, were adjusted against the carrying value of these investments as it was paid out of pre-acquisition reserves.



NEDCOR

Additional information index

Table of contents

Registration number 1966/010630/06
(Incorporated in the Republic of South Africa)

www.nedcor.com

Shareholders' analysis

for the year ended 31 December

Register date: 31 December 2004

Issued share capital: 394 211 390 shares

Shareholder spread	Number of shareholders	% of shares	Number of shares	% of shares
1 – 1 000 shares	15 511	81,75	3 388 684	0,86
1 001 – 5 000 shares	2 389	12,59	5 098 164	1,29
5 001 – 10 000 shares	359	1,89	2 595 859	0,66
10 001 – 50 000 shares	378	1,99	8 535 339	2,17
50 001 – 100 000 shares	135	0,71	9 731 854	2,47
100 001 – 1 000 000 shares	170	0,90	47 665 999	12,09
1 000 001 shares and over	32	0,17	317 195 491	80,46
	18 974	100,00	394 211 390	100,00

Distribution of shareholders	Number of shareholders	% of shares	Number of shares	% of shares
Banks	182	0,96	70 462 326	17,88
Close corporations	162	0,85	307 665	0,08
Endowment funds	95	0,50	1 379 083	0,35
Individuals	15 458	81,47	10 873 033	2,76
Insurance companies	51	0,27	135 997 122	34,50
Investment companies	53	0,28	89 722 319	22,76
Medical aid schemes	6	0,03	27 038	0,01
Mutual funds	184	0,97	27 840 042	7,06
Nominees and trusts	2 007	10,58	3 505 586	0,89
Other corporations	144	0,76	295 160	0,07
Pension funds	270	1,42	51 768 504	13,13
Private companies	329	1,73	1 657 089	0,42
Public companies	32	0,17	324 011	0,08
Share trusts	1	0,01	52 412	0,01
	18 974	100,00	394 211 390	100,00

Public/Non-public shareholders	Number of shareholdings	% of shares	Number of shares	% of shares
Non-public shareholders	72	0,38	206 721 661	52,44
Directors	10	0,05	64 906	0,02
Old Mutual Life Assurance Company (SA) Ltd and Associates	29	0,15	204 666 239	51,92
Nedcor pension funds	5	0,03	125 031	0,03
Nedcor Ltd and associates*	28	0,15	1 865 485	0,47
Public shareholders	18 902	99,62	187 489 729	47,56
	18 974	100,00	394 211 390	100,00

** Shares held in nominee companies and mutual funds.*

Shareholders' analysis

Beneficial shareholders' holding of 3% or more	Number of shares	% of shares
Old Mutual Group	204 666 239	51,92
Public Investment Commissioners	22 918 445	5,81

Breakdown of non-public holdings

Nedcor ordinary shares held by directors (refer page 89 for details)	Number of shares	% of shares
CJW Ball	10 000	0,003
MWT Brown	909	
WAM Clewlow	2 849	0,001
RG Cottrell	523	
MM Katz	4 273	0,001
MJ Levett	17 804	0,005
JB Magwaza	150	
ME Mkwanazi	1 647	
ML Ndlovu	18 299	0,005
CML Savage	8 452	0,002
Total	64 906	0,016

	Number of shares	31 Dec 2004 % holding	30 June 2004 % holding	31 Dec 2003 % holding
Managers				
Old Mutual Asset Managers (SA)	211 610 497	53,68	53,65	53,16
Allan Gray Investment Management (SA)	30 120 740	7,64	3,95	0,06
Sanlam Investment Management (SA)	22 607 965	5,73	3,90	3,36
STANLIB Asset Management (SA)	17 863 473	4,53	3,80	4,24
Boston Company Asset Management (US)	12 184 724	3,09	3,13	3,04
Julius Baer Investment Management (US)	8 830 194	2,24	1,05	–
Franklin Templeton Investments (US)	7 989 115	2,03	1,50	1,08
Major beneficial shareholders				
Name				
Old Mutual Life Assurance Company Limited & Associates (SA)	204 666 239	51,92	51,58	51,02
Public Investment Commissioner (SA)	22 918 445	5,81	4,73	5,83
Liberty Life Association of Africa (SA)	5 209 381	1,32	1,12	1,09
Geographical distribution of shareholders				
Country				
South Africa	320 025 028	81,18	77,25	79,70
USA	50 043 566	12,69	14,01	12,42
England and Wales	8 433 753	2,14	3,94	2,30
Netherlands	3 277 637	0,83	0,68	0,19
Luxembourg	2 309 039	0,59	1,32	1,71
Other countries	10 122 367	2,57	2,80	3,68

Geographic spread of Nedcor operations

African operations


Other African operations
Old Mutual Bank branches
Peoples Bank branches
Nedbank branches
Malawi
Zimbabwe
Namibia
Mauritius
Swaziland
South Africa
Lesotho

South African operations



Group currency-adjusted balance sheet

at 31 December

	2004 Rm	2003 Rm	2004 $m	2003 $m	2004 £m	2003 £m	2004 €m	2003 €m
Assets								
Cash and short-term funds	**10 050**	12 227	**1 785**	1 845	**926**	1 036	**1 309**	1 462
Other short-term securities	**16 310**	10 610	**2 897**	1 601	**1 502**	899	**2 124**	1 269
Government and other securities	**26 224**	21 333	**4 657**	3 219	**2 415**	1 807	**3 414**	2 551
Derivative instruments	**27 560**	28 496	**4 895**	4 300	**2 538**	2 414	**3 588**	3 408
Advances	**221 128**	210 096	**39 272**	31 703	**20 366**	17 795	**28 791**	25 127
Sundry debtors	**7 881**	7 463	**1 400**	1 126	**726**	632	**1 026**	893
Deferred taxation assets	**1 172**	3 074	**208**	464	**108**	260	**153**	368
Current taxation prepaid	**196**	256	**35**	39	**18**	22	**26**	31
Investments:								
Investments in associate companies and joint ventures	**1 043**	1 627	**185**	246	**96**	138	**136**	195
Other investments	**3 456**	3 788	**614**	572	**318**	321	**450**	453
Insurance assets	**3 109**	5 152	**552**	777	**286**	436	**405**	616
Property and equipment	**2 740**	2 684	**487**	405	**252**	227	**357**	321
Computer software and capitalised development costs	**1 419**	1 710	**252**	258	**131**	145	**185**	205
Goodwill	**3 441**	3 762	**611**	568	**317**	319	**448**	450
Clients' indebtedness for acceptances	**1 509**	835	**269**	125	**139**	73	**194**	99
Total assets	**327 238**	313 113	**58 119**	47 248	**30 138**	26 524	**42 606**	37 448
Shareholders' equity and liabilities								
Ordinary share capital	**394**	275	**70**	41	**36**	23	**51**	33
Ordinary share premium	**9 892**	4 801	**1 757**	724	**911**	407	**1 288**	574
Reserves	**7 809**	6 571	**1 387**	993	**719**	557	**1 017**	786
Ordinary shareholders' equity	**18 095**	11 647	**3 214**	1 758	**1 666**	987	**2 356**	1 393
Minority shareholders' equity								
Attributable to preference shareholders	**2 770**	2 802	**492**	423	**255**	237	**361**	335
Attributable to ordinary shareholders	**721**	652	**128**	98	**66**	55	**94**	78
Total shareholders' equity and minority shareholders' equity	**21 586**	15 101	**3 834**	2 279	**1 987**	1 279	**2 811**	1 806
Liabilities								
Deposits, current accounts and other creditors	**254 299**	238 404	**45 164**	35 975	**23 421**	20 195	**33 110**	28 513
Sundry creditors	**10 054**	12 454	**1 786**	1 879	**926**	1 057	**1 309**	1 489
Derivative instruments	**28 055**	28 206	**4 983**	4 256	**2 584**	2 389	**3 653**	3 373
Deferred taxation liabilities	**1 125**	2 731	**200**	412	**104**	231	**146**	327
Current taxation liabilities	**193**	144	**34**	22	**18**	12	**25**	17
Insurance funds	**3 109**	5 152	**552**	777	**286**	436	**405**	616
Long-term debt instruments	**7 308**	10 086	**1 298**	1 522	**673**	854	**951**	1 207
Liabilities under acceptances	**1 509**	835	**268**	126	**139**	71	**196**	100
Total liabilities	**305 652**	298 012	**54 285**	44 969	**28 151**	25 245	**39 795**	35 642
Total shareholders' equity and liabilities	**327 238**	313 113	**58 119**	47 248	**30 138**	26 524	**42 606**	37 448
Guarantees on behalf of clients excluded from assets	**10 770**	12 403	**1 913**	1 872	**992**	1 051	**1 402**	1 483
Exchange rate as at 31 December for R1	**1**	1	**0,1776**	0,1509	**0,0921**	0,0847	**0,1302**	0,1196

Group currency-adjusted income statement

for the year ended 31 December

	2004 Rm	2003 Rm	2004 $m	2003 $m	2004 £m	2003 £m	2004 €m	2003 €m
Interest income	**23 825**	28 141	**3 733**	3 788	**2 037**	2 305	**2 997**	3 323
Interest expense	**16 258**	21 333	**2 548**	2 871	**1 390**	1 747	**2 045**	2 519
Net interest income	**7 567**	6 808	**1 185**	917	**647**	558	**952**	804
Non-interest revenue	**8 197**	7 953	**1 284**	1 070	**701**	651	**1 031**	939
Foreign currency translation losses	**(372)**	(1 416)	**(58)**	(191)	**(32)**	(116)	**(47)**	(167)
Gross operating income	**15 392**	13 345	**2 411**	1 796	**1 316**	1 093	**1 936**	1 576
Impairment of advances	**1 416**	2 063	**222**	278	**121**	169	**178**	244
Income after impairment of advances	**13 976**	11 282	**2 189**	1 518	**1 195**	924	**1 758**	1 332
Operating expenses	**11 111**	10 309	**1 741**	1 388	**950**	844	**1 398**	1 217
Recovery programme expenses	**379**	–	**59**	–	**32**	–	**48**	–
Merger expenses	**246**	394	**39**	53	**21**	32	**31**	47
Profit from operations before non-trading and capital items	**2 240**	579	**350**	77	**192**	48	**281**	68
Non-trading and capital items	**(510)**	(1 693)	**(80)**	(228)	**(44)**	(139)	**(64)**	(200)
Profit/(Loss) from operations	**1 730**	(1 114)	**270**	(151)	**148**	(91)	**217**	(132)
Attributable earnings of associates and joint ventures	**147**	132	**23**	18	**13**	11	**18**	16
Profit/(Loss) before taxation	**1 877**	(982)	**293**	(133)	**161**	(80)	**235**	(116)
Taxation	**576**	390	**90**	52	**49**	32	**72**	46
Taxation on non-trading and capital items	**(37)**	(38)	**(6)**	(5)	**(3)**	(3)	**(5)**	(4)
Profit/(Loss) after taxation	**1 338**	(1 334)	**209**	(180)	**115**	(109)	**168**	(158)
Minority interest income attributable to ordinary shareholders	**(135)**	(133)	**(21)**	(18)	**(12)**	(11)	**(17)**	(16)
Minority interest income attributable to preference shareholders	**(229)**	(133)	**(36)**	(18)	**(20)**	(11)	**(29)**	(16)
Income/(Loss) attributable to shareholders	**974**	(1 600)	**152**	(216)	**83**	(131)	**122**	(190)
Income/(Loss) attributable to ordinary shareholders	**974**	(1 600)	**152**	(216)	**83**	(131)	**122**	190
Less: Non-trading and capital items	**(473)**	(1 655)	**(74)**	(223)	**(41)**	(136)	**(59)**	(196)
Non-trading and capital items	**(510)**	(1 693)	**(80)**	(228)	**(44)**	(139)	**(64)**	(200)
Taxation on non-trading and capital items	**37**	38	**6**	5	**3**	3	**5**	4
Headline earnings	1 447	55	**226**	7	**124**	5	**181**	6
Average exchange rate for the year ended 31 December for R1	1	1	**0,1567**	0,1346	**0,0855**	0,0819	**0,1258**	0,1181

Interest rate risk analysis

for the year ended 31 December

Rm	< 3 months	3 months < 6 months	6 months < 1 year	1 year < 5 years	> 5 years	Trading, foreign and non-rate-sensitive	Total
	Interest-rate-sensitive						
2004							
Cash and short-term funds	1 439					8 611	10 050
Other short-term securities	4 365	833	10	4		11 098	16 310
Government and other securities	795			12 543	1 024	11 862	26 224
Derivative instruments						27 560	27 560
Advances	183 630	(807)	3 342	19 032	8 329	7 602	221 128
Sundry debtors						7 881	7 881
Deferred taxation assets						1 172	1 172
Current taxation prepaid						196	196
Investments in associate companies and joint ventures						1 043	1 043
Other investments						3 456	3 456
Insurance assets						3 109	3 109
Property and equipment						2 740	2 740
Computer software and capitalised development costs						1 419	1 419
Goodwill						3 441	3 441
Customers' indebtedness for acceptances						1 509	1 509
Total assets	190 229	26	3 352	31 579	9 353	92 699	327 238
Total shareholders' equity and minority shareholders' equity						21 586	21 586
Derivative instruments						28 055	28 055
Deposits, current accounts and other liabilities	178 446	13 066	12 337	8 587	510	41 353	254 299
Sundry creditors						10 054	10 054
Deferred taxation liabilities						1 125	1 125
Current taxation liabilities						193	193
Insurance funds						3 109	3 109
Long-term debt instruments			60	6 515		733	7 308
Liabilities under acceptances						1 509	1 509
Total shareholders' equity and liabilities	178 446	13 066	12 397	15 102	510	107 717	327 238
Derivatives**	(15 229)	15 209	15 698	(9 408)	(6 270)		
Interest rate sensitivity gap	(3 446)	2 169	6 653	7 069	2 573	(15 018)	
Cumulative gap	(3 446)	(1 277)	5 376	12 445	15 018		

* *Restated as per note 3.*

** *Notional values of interest rate risk management derivatives.*

Rm	< 3 months	Interest-rate-sensitive 3 months < 6 months	6 months < 1 year	1 year < 5 years	> 5 years	Trading, foreign and non-rate-sensitive	Total
2003*							
Cash and short-term funds						12 227	12 227
Other short-term securities	4 170	1 592	570	322	328	3 628	10 610
Government and other securities	4 381	132	286	12 242	2 478	1 814	21 333
Derivative instruments						28 496	28 496
Advances	176 581	2 088	3 096	18 469	8 529	1 333	210 096
Sundry debtors						7 463	7 463
Deferred taxation assets						3 074	3 074
Current taxation prepaid						256	256
Investments in associate companies and joint ventures						1 627	1 627
Other investments						3 788	3 788
Insurance assets						5 152	5 152
Property and equipment						2 684	2 684
Computer software and capitalised development costs						1 710	1 710
Goodwill						3 762	3 762
Customers' indebtedness for acceptances						835	835
Total assets	185 132	3 812	3 952	31 033	11 335	77 849	313 113
Total shareholders' equity and minority shareholders' equity						15 101	15 101
Derivative instruments						28 206	28 206
Deposits, current accounts and other liabilities	189 289	14 313	8 389	8 943	1 917	15 553	238 404
Sundry creditors						12 454	12 454
Deferred taxation liabilities						2 731	2 731
Current taxation liabilities						144	144
Insurance funds						5 152	5 152
Long-term debt instruments	3 002			2 481	4 036	567	10 086
Liabilities under acceptances						835	835
Total shareholders' equity and liabilities	192 291	14 313	8 389	11 424	5 953	80 743	313 113
Derivatives**	16 175	(398)	(257)	(7 983)	(7 536)		
Interest rate sensitivity gap	9 016	(10 899)	(4 694)	11 626	2 154	(7 203)	
Cumulative gap	9 016	(1 883)	(6 577)	5 049	7 203		

Currency representation of balance sheet

at 31 December

2004	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	289 470	7 231	21 464	9 073	327 238
Cash and short-term funds	8 746	248	731	325	10 050
Other short-term securities	12 936	2 033	613	728	16 310
Government and other securities	23 817	51	818	1 538	26 224
Advances and other assets	230 595	4 541	18 327	6 215	259 678
Deferred taxation assets	1 169	2		1	1 172
Current taxation prepaid	178			18	196
Customers' indebtedness for acceptances	1 509				1 509
Other investments	3 078	343	949	129	4 499
Property, equipment and intangible assets	7 442	13	26	119	7 600
Total liabilities	274 922	6 207	17 750	6 773	305 652
Long-term debt instruments	6 979		328	1	7 308
Deposits, current accounts and other creditors	265 186	6 199	17 411	6 721	295 517
Deferred taxation liabilities	1 075		1	49	1 125
Current taxation liabilities	173	8	10	2	193
Liabilities under acceptances	1 509				1 509
Net assets	14 548	1 024	3 714	2 300	21 586
Capital	17 129	1 315	2 543	599	21 586
	2 581	291	(1 171)	(1 701)	–

2003*	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	268 540	9 161	24 827	10 585	313 113
Cash and short-term funds	10 464	604	766	393	12 227
Other short-term securities	7 351	1 533	232	1 494	10 610
Government and other securities	17 711	86	1 861	1 675	21 333
Advances and other assets	214 296	4 398	20 761	6 600	246 055
Deferred taxation assets	3 071			3	3 074
Current taxation prepaid	256				256
Customers' indebtedness for acceptances	768	1	54	12	835
Other investments	6 695	2 467	1 117	288	10 567
Property, equipment and intangible assets	7 928	72	36	120	8 156
Total liabilities	262 208	6 240	21 437	8 127	298 012
Long-term debt instruments	9 699		386	1	10 086
Deposits, current accounts and other creditors	248 963	6 211	20 980	8 062	284 216
Deferred taxation liabilities	2 689			42	2 731
Current taxation liabilities	89	28	17	10	144
Liabilities under acceptances	768	1	54	12	835
Net assets	6 332	2 921	3 390	2 458	15 101
Capital	7 787	2 069	4 582	663	15 101
	1 455	(852)	1 192	(1 795)	–

The balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

** Restated as per note 3.*

Geographical currency representation of balance sheet

at 31 December

Domestic 2004	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	288 128	626	13 468	890	303 112
Cash and short-term funds	8 480				8 480
Other short-term securities	12 936				12 936
Government and other securities	23 779				23 779
Advances and other assets	229 558	626	13 468	890	244 542
Deferred taxation assets	1 169				1 169
Current taxation prepaid	178				178
Customers' indebtedness for acceptances	1 509				1 509
Other investments	3 077				3 077
Property, equipment and intangible assets	7 442				7 442
Total liabilities	273 875	15	14 688	409	288 987
Long-term debt instruments	6 979				6 979
Deposits, current accounts and other creditors	264 139	15	14 688	409	279 251
Deferred taxation liabilities	1 075				1 075
Current taxation liabilities	173				173
Liabilities under acceptances	1 509				1 509
Net assets	14 253	611	(1 220)	481	14 125
Intercompany	(2 876)	611	(1 220)	481	(3 004)
Capital	17 129				17 129

Domestic 2003*	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	267 868	713	11 800	650	281 031
Cash and short-term funds	9 868				9 868
Other short-term securities	7 351				7 351
Government and other securities	17 711				17 711
Advances and other assets	214 222	713	11 800	650	227 385
Deferred taxation assets	3 071				3 071
Current taxation prepaid	256				256
Customers' indebtedness for acceptances	768				768
Other investments	6 694				6 694
Property, equipment and intangible assets	7 927				7 927
Total liabilities	261 501	155	13 062	268	274 986
Long-term debt instruments	9 699				9 699
Deposits, current accounts and other creditors	248 256	155	13 062	268	261 741
Deferred taxation liabilities	2 689				2 689
Current taxation liabilities	89				89
Liabilities under acceptances	768				768
Net assets	6 367	558	(1 262)	382	6 045
Intercompany	(1 422)	558	(1 262)	382	(1 744)
Capital	7 789				7 789

The balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

** Restated as per note 3.*

Geographical currency representation of balance sheet continued

at 31 December

Offshore 2004	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	1 342	6 605	7 996	8 183	24 126
Cash and short-term funds	266	248	731	325	1 570
Other short-term securities		2 033	613	728	3 374
Government and other securities	38	51	818	1 538	2 445
Advances and other assets	1 037	3 915	4 859	5 325	15 136
Deferred taxation assets		2		1	3
Current taxation prepaid				18	18
Customers' indebtedness for acceptances					–
Other investments	1	343	949	129	1 422
Property, equipment and intangible assets		13	26	119	158
Total liabilities	1 045	6 193	3 062	6 365	16 665
Long-term debt instruments			328	1	329
Deposits, current accounts and other creditors	1 045	6 185	2 723	6 313	16 266
Deferred taxation liabilities			1	49	50
Current taxation liabilities		8	10	2	20
Liabilities under acceptances					–
Net assets	297	412	4 934	1 818	7 461
Intercompany	297	(903)	2 391	1 219	3 004
Capital		1 315	2 543	599	4 457

The balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

Offshore 2003*	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	671	8 450	13 027	9 934	32 082
Cash and short-term funds	596	604	766	393	2 359
Other short-term securities		1 533	232	1 494	3 259
Government and other securities		86	1 861	1 675	3 622
Advances and other assets	74	3 686	8 961	5 949	18 670
Deferred taxation assets				3	3
Current taxation prepaid					–
Customers' indebtedness for acceptances		1	54	12	67
Other investments	1	2 467	1 117	288	3 873
Property, equipment and intangible assets		73	36	120	229
Total liabilities	706	6 085	8 376	7 859	23 026
Long-term debt instruments			386	1	387
Deposits, current accounts and other creditors	706	6 056	7 919	7 794	22 475
Deferred taxation liabilities				42	42
Current taxation liabilities		28	17	10	55
Liabilities under acceptances		1	54	12	67
Net assets	(35)	2 365	4 651	2 075	9 056
Intercompany	(35)	297	70	1 412	1 744
Capital		2 068	4 581	663	7 312

This balance sheet provides a view of the currency in which group balance sheet items are represented, expressed in ZAR.

** Restated as per note 3.*

Average balance sheet and related interest

at 31 December

Rm	2004 Average balance sheet	2004 %	2004 Interest	2003* Average balance sheet	2003* %	2003* Interest
Assets						
Mortgage advances	**89 717**	**11,0**	**9 869**	84 333	13,2	11 130
Lease and instalment debtors	**26 655**	**11,1**	**2 963**	24 250	13,9	3 377
Credit card balances	**3 388**	**11,7**	**395**	3 349	13,1	438
Bills and acceptances	**5 967**	**7,4**	**441**	5 225	10,0	523
Overdrafts	**15 421**	**10,4**	**1 608**	23 241	12,5	2 915
Term loans and other**	**58 692**	**9,2**	**5 378**	52 859	12,0	6 318
Impairment of advances	**(7 219)**			(6 496)		
Government and public sector securities	**20 927**	**6,6**	**1 374**	11 763	9,3	1 093
Short-term funds and trading securities	**28 521**	**6,3**	**1 797**	25 261	7,6	1 923
Interest reserve						424
Interest-earning assets	**242 069**	**9,8**	**23 825**	223 785	12,6	28 141
Derivative gross-up	**25 974**			28 496		
Insurance assets	**4 064**			8 634		
Cash and bank notes	**1 425**			1 418		
Deposit with SARB	**4 839**			6 923		
Debtors and other accounts	**7 735**			9 023		
Associates and investments	**5 014**			4 943		
Fixed assets	**2 573**			1 617		
Intangible assets	**5 323**			6 510		
Total assets	**299 016**	**8,0**	**23 825**	291 348	9,7	28 141
Liabilities						
Deposit and loan accounts	**136 674**	**7,2**	**9 792**	133 559	9,8	13 046
Current and savings accounts	**44 166**	**3,0**	**1 346**	38 102	4,9	1 851
Negotiable certificates of deposit	**27 643**	**8,4**	**2 324**	35 337	11,8	4 155
Other liabilities***	**35 917**	**4,8**	**1 729**	22 420	6,0	1 335
Subordinated debt	**8 782**	**12,1**	**1 067**	7 604	12,4	946
Interest-bearing liabilities	**253 182**	**6,4**	**16 258**	237 022	9,0	21 333
Derivative gross-up	**23 658**			28 206		
Insurance funds	**4 064**			8 634		
Total shareholders' equity	**18 112**			17 486		
Total shareholders' equity and liabilities	**299 016**	**5,4**	**16 258**	291 348	7,3	21 333
Margin on total average assets		**2,60**	**7 567**		2,40	6 808
Net interest to weighted average interest-earning assets	**242 069**	**3,13**	**7 567**	223 785	3,04	6 808

Where possible, averages are calculated on daily balances.

* *Restated as per note 3.*

** *Includes: term loans, preference shares, factoring debtors, other lending-related instruments and customers' indebtedness for acceptances.*

*** *Includes: foreign currency liabilities, liabilities under acceptances, creditors and other accounts.*

Value-added statement

for the year ended 31 December

	2004		2003*	
	Rm	%	Rm	%
Value added is the wealth created from providing quality services to clients				
Net interest income	7 567	89	6 808	130
Impairment of advances	(1 416)	(17)	(2 063)	(39)
Margin on lending	6 151	72	4 745	91
Non-margin-related income**	7 462	87	4 976	95
Other expenditure	(5 067)	(59)	(4 493)	(86)
	8 546	100	5 228	100
Value allocated				
– Employees	5 350	63	4 949	95
– Government (taxes)***	1 009	12	711	13
– Shareholders****	633	7	1 661	32
– Retentions for growth	1 554	18	(2 093)	(40)
Depreciation and amortisation	849	10	902	17
Retained income	705	8	(2 995)	(57)
	8 546	100	5 228	100

* *Restated as per note 3.*

** *Includes non-interest revenue, attributable earnings of associates and non-trading and capital items (before taxation).*

*** *Taxation due to central and local government as per the above is detailed in note 27 on page 130.*

**** *Value is allocated to shareholders in respect of cash dividends (does not include the underlying value of capitalisation share offers) and income attributable to minority shareholders.*

Capital adequacy

The group's capital adequacy ratio and risk weighted assets are based on the aggregation of the banks within the group. The requirement of capital adequacy is not a group concept but is a requirement of each bank. The table below is indicative of the group as a whole, as if it were a bank.

	Percentage weighting	Risk weighted assets 2004 Rm	Risk weighted assets 2003 Rm
Money, interbank deposits and claims on central government			
Landbank and other public sector bodies	10	**101**	79
Trade transactions with recourse to other banks	20	**4 580**	5 463
Residential mortgage loans	50	**25 050**	21 019
All other banking assets excluding intragroup	100	**136 448**	135 334
Notional trading assets based on trading exposures	100	**11 947**	11 077
All other non-banking assets	100	**20 973**	23 971
Total on-balance-sheet items		**199 099**	196 943
Counterparty risk	0 – 100	**4 946**	4 960
Off-balance-sheet items	0 – 100	**7 957**	10 680
Large exposure requirements	1 000	**457**	267
Total risk weighted assets		**212 459**	212 850

Nedcor Group	2004 Capital Rm	2004 Capital %	2003 Capital Rm	2003 Capital %
Tier 1 capital (primary)	**17 274**	**8,1**	10 593	5,0
Share capital and reserves	**18 095**	**8,5**	11 647	5,5
Minority interest – ordinary shareholders	**721**	**0,3**	652	0,3
– preference shareholders	**2 770**	**1,3**	2 802	1,3
Impairments	**(20)**		(39)	
Goodwill	**(3 441)**	**(1,6)**	(3 762)	(1,8)
Other	**(851)**	**(0,4)**	(707)	(0,3)
Tier 2 capital (secondary)	**8 095**	**3,9**	10 516	4,9
Long-term debt instruments	**7 308**	**3,5**	10 086	4,7
Items not qualifying as Tier 2 capital	**(83)**		(178)	(0,1)
Provision for performing loans	**880**	**0,4**	648	0,3
Impairments	**(10)**		(40)	
Tier 3 capital (tertiary)	**294**	**0,1**	480	0,2
	25 663	**12,1**	21 589	10,1

Capital adequacy analysis by bank (solo supervision)	2004 Weighted assets Rm	2004 Capital %	2003 Weighted assets Rm	2003 Capital %
Nedbank Limited	**184 872**	**12,5**	186 298	11,2
Imperial Bank Limited	**15 467**	**10,2**	11 978	12,0
Peoples Bank	**5 439**	**25,5**	5 877	24,0
Nedbank (Lesotho) Limited	**211**	**38,5**	170	46,7
Nedbank (Swaziland) Limited	**395**	**15,2**	386	16,6
Nedbank (Malawi) Limited	**129**	**13,4**	50	36,1
Nedbank (Namibia) Limited	**1 863**	**10,4**	1 765	15,8
SBM Nedbank International Limited	**228**	**28,3**	172	42,7
Fairbairn Private Bank (Jersey) Limited	**1 105**	**12,9**	978	15,8
Fairbairn Private Bank (IOM) Limited	**1 703**	**13,5**	1 684	14,7

Definitions

Basel Capital Accord (Basel II)

The new Basel Capital Accord (Basel II) of the Bank for International Settlements is an improved capital adequacy framework accomplished by closely aligning banks' capital requirements with improved modern risk management practices and sophisticated risk assessment capabilities. It further ensures the risk sensitivity of the minimum capital requirements by including supervisory reviews and market discipline through enhanced disclosure.

Group capital adequacy

Group capital adequacy is the ratio of Group net qualifying capital and reserve funds to total group risk-weighted assets as calculated per the *regulations relating to banks*.

Capital adequacy ratio

The capital adequacy of South African banks is measured in terms of the South African Banks Act requirements. The ratio is calculated by dividing the primary (Tier 1), secondary (Tier 2) and tertiary (Tier 3) capital by the risk-weighted assets. The minimum South African total capital adequacy ratio for banks is now 10% of risk-weighted assets. Non-South African banks within the group have similar requirements.

Primary (Tier 1) capital

Primary capital consists of issued ordinary share capital and perpetual preference share capital, retained earnings and the reserves. This amount is then reduced by the portion of capital that is allocated to trading activities.

Secondary (Tier 2) capital

Secondary capital is made up of compulsorily convertible loans, the general bad-debt provision and 50% of any revaluation reserves.

Tertiary (Tier 3) capital

Tertiary capital means

- accrued current-period uncapitalised net profits derived from trading activities; and
- capital obtained by means of unsecured subordinated loans, subject to such conditions as may be prescribed.

Cash flow

Financing activities

Activities that result in changes to the capital structure of the group.

Investment activities

Activities relating to the acquisition, holding and disposal of fixed assets and long-term investments.

Operating activities

Activities that are not financing or investing activities and arise from the operations conducted by the group.

Deferred taxation assets

Deferred taxation assets are the amounts of income tax recoverable in future periods in respect of:

- deductible temporary differences arising due to differences between the tax and accounting treatment of transactions; and
- the carry forward of unused tax losses.

Deferred taxation liabilities

Deferred taxation liabilities are the amounts of income tax payable in future periods due to differences between the tax and accounting treatment of a transaction.

Dividend cover

Earnings per share divided by dividends per share.

Dividend per share

Dividend per share is the actual interim dividend paid and the final dividend declared for the year under consideration, expressed in cents.

Dividend yield
Dividend per ordinary share as a percentage of the closing share price of ordinary shares.

Earnings per share

Attributable earnings basis
Net profit for the year divided by the weighted average number of ordinary shares in issue during the year.

Headline earnings basis
Headline earnings divided by the weighted average number of shares in issue during the year.

Fully diluted basis
The relevant earnings figure is adjusted for the assumed adjustments to income that would have been earned on the issue of shares issued from dilutive instruments. The resultant earnings are divided by the weighted average number of shares and other dilutive instruments (ie potential ordinary shares) outstanding at the year-end, assuming they had been in issue for the year.

Earnings yield
Headline earnings per share as a percentage of the closing price of ordinary shares.

Effective tax rate
The taxation charge in the income statement, excluding taxation relating to non-trading and capital items, as a percentage of earnings before taxation.

Efficiency ratio (cost-to-income ratio)
Operating expenses as a percentage of income from normal operations.

Headline earnings
Headline earnings is not a measure of maintainable earnings. For purposes of the definition and calculation, the opinion on headline earnings as issued by the UK Society of Investment Professionals (UKSIP) has been used.

Headline earnings consist of the earnings attributable to ordinary shareholders, excluding non-trading and capital items.

Headline earnings per employee
Headline earnings divided by the number of employees in service at the year-end.

Impairment of advances
Impairments of advances are made where there is objective evidence that the group will not be able to collect an amount due. The impairment is the difference between the carrying amount and the recoverable amount.

King II (the code)
The King Report on Corporate Governance 2002, which sets out principles of good corporate governance for South African companies and organisations.

Market capitalisation
The group's closing share price multiplied by the number of shares in issue.

Net asset value per share
Share capital and reserves adjusted by the difference between the book and market value of investments divided by the number of shares in issue, less any treasury shares held.

Net interest income to interest-earning assets (net interest margin)
Net interest income expressed as a percentage of average net interest-earning assets. Net interest-earning assets are used, as these closely resemble the quantum of assets earning income, which is included in net margin.

Non-interest revenue to total income

Income from normal operations, excluding net interest, as a percentage of total income from normal operations.

Non-performing advances

Advances are classified as non-performing when:

- categorised as 'doubtful' and 'loss' per the bank regulatory credit risk classification system;
- a counterparty is under judicial management or declared insolvent; or
- management is doubtful about the collection of future cash flows.

Non-trading and capital items

These comprise the following:

- surplusses and losses on disposal of long-term investments, subsidiaries, joint ventures and associates;
- amortisation and impairments of goodwill arising on acquisition of subsidiaries, joint ventures and associates;
- surplusses and losses on the sale or termination of an operation;
- capital cost of fundamental reorganisation or restructuring having a material effect on the nature and focus of the operations of the reporting entities;
- impairments of investments, property and equipment, computer software and capitalised development costs; and
- other items of a capital nature.

Off-balance-sheet assets

Assets managed on behalf of third parties on a fully discretionary basis.

Ordinary shareholders' equity

Ordinary share capital, share premium and reserves.

Ordinary shareholders' return per share

The dividends per share added to the difference between the opening and closing share price for the year.

Price/Earnings ratio

The closing price of ordinary shares divided by headline earnings per share.

Price to book

The group's closing share price relative to the net asset value.

Properties in possession

Properties acquired through payment defaults on a loan secured by the property.

Risk-weighted assets

Risk-weighted assets are determined by applying risk weights to balance sheet assets and off-balance-sheet financial instruments according to the relative credit risk of the counterparty. The risk weighting for each balance sheet asset and off-balance-sheet financial instrument is regulated by the South African Banks Act or by regulations in the respective countries of the other banking licences.

Return on ordinary shareholders' equity

Headline earnings expressed as a percentage of average ordinary shareholders' funds.

Return on total assets

Headline earnings expressed as a percentage of average total assets.

Segmental reporting

Operational segment

A distinguishable component of the group, based on the market on which each business area focuses, which is subject to risks and returns that are different from those of other operating segments.

Geographical segment

A distinguishable component of the group that is engaged in providing services within a particular economic environment and is subject to risks and returns that are different from those of components operating in other economic environments.

Tangible net asset value per share

Total shareholders equity less goodwill, computer software and capitalised development costs, divided by the number of shares in issue, less any treasury shares held.

Treasury shares

Ordinary shares in Nedcor Limited acquired by group companies.

Weighted average number of shares

The number of shares in issue increased by shares issued during the year, weighted on a time basis for the period during which they participated in the income of the group, less treasury shares held by entities in the group, weighted on a time basis for the period during which the entities held these shares.

These definitions should be read in conjunction with the group's accounting policies, which also clarify certain terms used.

Glossary of terms

Terms used in this annual report	International (UK or US) equivalent or brief description
Advances	Lendings
Capital allowances	Tax term equivalent to US tax depreciation allowances
Distributable reserve	Profit and loss account reserve
Fair value (if listed security)	Market value
Financial statements	Accounts
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Gain	Surplus or profit
Impairment of advances	Allowances
Income	Profit
Income statement	Profit and loss account
Interest-bearing borrowings	Long-term debt or loan capital
Interest expense	Interest payable
Interest income	Interest receivable
Issued	Allotted
Net asset value	Book value
Net profit	Attributable profit
Ordinary shares, issued and fully paid	Called-up share capital
Property and equipment	Fixed assets
Secondary tax on companies	No direct international equivalent. Tax paid on net difference between dividends received and paid
Share capital	Ordinary shares, capital stock or common stock, issued and fully paid
Share premium	Additional paid-up capital or paid-in surplus
Shares in issue	Shares outstanding
Short-term deposits and cash	Cash
Writeoffs	Chargeoffs

Contact details

Nedcor Limited
Reg No 1966/010630/06

Business address and registered office
135 Rivonia Road
Sandown, 2196
South Africa

Postal address
PO Box 1144
Johannesburg, 2000
South Africa
Tel: +27 (0) 11 294 4444
Fax: +27 (0) 11 294 3097
Website: http://www.nedcor.com

Nedbank Limited
135 Rivonia Road
Sandown, 2196
South Africa

Postal address
PO Box 1144
Johannesburg, 2000
South Africa
Tel: +27 (0) 11 294 4444
Fax: +27 (0) 11 294 3097

Nedcor 2004 Annual Report
Should you require a copy of the Nedcor 2004 Annual Report, please email your address details to Nedcor Investor Relations at Nedcorir@nedcor.co.za or send a fax to +27 (0) 11 294 6549. It is also available on the enclosed CD or online at www.nedcor.com.

Group Strategy and Corporate Affairs
Nolitha Fakude
Director: Group Strategy and Corporate Affairs
Tel: +27 (0) 11 295 9683
Fax: +27 (0) 11 294 9683
Email: NolithaF@nedcor.co.za

Investor Relations
The investor relations and financial media functions at Nedcor are outsourced. For investor-related information please contact:

Tier 1 Investor Relations
Ground Floor
Grapevine House
Silverwood Close
Steenberg Office Park, Tokai
Cape Town, 7945
South Africa
Tel: +27 (0) 21 702 3102
Fax: +27 (0) 21 702 3107
Email: NedcorIr@nedcor.co.za

Nedbank Client Care Centre
The Nedcor Client Care Centre (NCCC) provides a comprehensive range of problem resolution services to all external Nedcor clients, across all brands, products and client groupings, as well as to all Nedcor employees.

The NCCC uses Best Demonstrated Practice (BDP) technology, including Avaya, Genesis, Blue Pumpkin and Siebel. Voice recording and logging systems record all incoming and outgoing calls made.

Telephone	0860 115 060 (all 0860 numbers are tollfree within South Africa only)
Nedbank	0860 555 111
Old Mutual Bank	0860 555 222
Peoples Bank	0860 555 333
Go Banking	0860 654 222
Business Banking	0800 116 400 0860 100 013
Card Lost and Stolen	0800 110 929
Nedbank Corporate	0860 111 055
Nedbank Retail	0860 11 5060 (06:00 – 22:00)

Tip-offs Anonymous
Tip-offs Anonymous is an independently managed hotline service that offers Nedcor stakeholders the opportunity to report anonymously any fraudulent or corrupt or related activity, unethical behaviour or dishonesty within the Nedcor Group. It operates nationally, 365 days a year, 24 hours a day.

Tel: 0800 000 909
(tollfree within South Africa only)
International tel: +27 (0) 31 508 6436

Free postal address
(within South Africa only)
Freepost DN 298
Umhlanga Rocks
South Africa, 4320

Fax: 0800 00 77 88
(tollfree within South Africa only)
International fax: + 27 (0) 31 508 6760
Email: nedcor@tip-offs.com

Nedbank Capital
B Kennedy
Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0) 11 294 3103
Fax: +27 (0) 11 295 3103
Email: BrianKe@nedcor.co.za

Nedbank Corporate
GW Dempster
Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0) 11 295 8165
Fax: +27 (0) 11 294 8165
Email: GrahamD@nedcor.co.za

Nedbank Retail
RA Shuter
Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0) 11 294 1331
Fax: +27 (0) 11 295 1331
Email: RobSh@nedcor.co.za

Company Secretary
GS Nienaber
Group Company Secretary
Tel: +27 (0) 11 294 9106
Fax: +27 (0) 11 295 9106
Email: GawieN@nedcor.co.za

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg, 2001
South Africa

Postal address
PO Box 61051
Marshalltown
South Africa, 2107
Tel: +27 (0) 11 370 5000
Fax: +27 (0) 11 370 5018

Auditors
Deloitte & Touche
The Woodlands
20 Woodlands Drive
Woodmead, 2128
South Africa

Postal address
Private Bag X6
Gallo Manor, 2052
South Africa
Tel: +27 (0) 11 806 5000
Fax: +27 (0) 11 806 5003

KPMG Inc
KPMG Crescent
85 Empire Road
Parktown, 2193
South Africa

Postal address
Private Bag 9
Parkview, 2122
South Africa
Tel: +27 (0) 11 647 7111
Fax: +27 (0) 11 647 8000



NEDCOR

Annual General Meeting

to be held on Wednesday, 4 May 2005 at 17:00

Table of contents

This document is important and requires your immediate attention.

If you are in any doubt as to what action to take, please contact your banker, broker, legal adviser, accountant or any other professional adviser immediately.

Action required

If you have disposed of all your shares in Nedcor Limited, this document should be handed to the acquirer of such shares or to the banker, broker or other agent through whom such disposal was effected.

Registration number 1966/010630/06
(Incorporated in the Republic of South Africa)

www.nedcor.com



Annual General Meeting

to be held on Wednesday, 4 May 2005 at 17:00

Table of contents

This document is important and requires your immediate attention.

If you are in any doubt as to what action to take, please contact your banker, broker, legal adviser, accountant or any other professional adviser immediately.

Action required

If you have disposed of all your shares in Nedcor Limited, this document should be handed to the acquirer of such shares or to the banker, broker or other agent through whom such disposal was effected.

Registration number 1966/010630/06
(Incorporated in the Republic of South Africa)

www.nedcor.com

Question form for annual general meeting

Name of member

Address

Contact details

Telephone number

Fax number

Email

Questions

Shareholders' diary

2004 financial year

Financial year-end	31 December 2004
Final dividend payment (Nedbank preference shares)	22 March 2005
Final dividend payment (Nedcor ordinary shares)	4 April 2005
Annual general meeting	4 May 2005

2005 financial year

Interim report and announcement of interim dividend	on or about 4 August 2005
Interim dividend payment	during September 2005
Financial year-end	31 December 2005
Annual results and announcement of final dividend	during February 2006
Publication and posting of annual report	during April 2006
Final dividend payment	during April 2006
Annual general meeting	during May 2006

Map giving location of Nedcor Sandton

The map below indicates the location of Nedcor Sandton where the annual general meeting will be held.



MORNINGSIDE
WENDYWOOD
N
KELVIN
RIVONIA RD
SOUTH
M1
MORNINGSIDE CLINIC
SANDOWN
BENMORE
MC DONALD'S
CROWNE PLAZA
GRAYSTON
FREDMAN
P
HILTON
NEDCOR SANDTON
WEST
MAUDE
VILLAGE WALK
KATHERINE
WYNBERG
SANDTON CITY
SANDTON WYNBERG OFFRAMP
S
JHB

Notice of annual general meeting

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Reg No 1966/010630/06)
Share code: NED ISIN: ZAE000004875
(Nedcor or the company)

Notice is hereby given that the 38th annual general meeting of the members of Nedcor will be held in the Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, Sandton, on Wednesday, 4 May 2005, at 17:00.

Agenda

1 To receive and adopt the annual financial statements of the company for the year ended 31 December 2004, together with the reports of the directors and auditors.

2 To note and confirm the interim dividend of 44 cents per ordinary share declared on 4 August 2004 and the final dividend of 76 cents per ordinary share declared on 21 February 2005.

3 To elect the following directors of the company:
3.1 Mr N Dennis;
3.2 Prof B de L Figaji;
3.3 Mr ML Ndlovu; and
3.4 Mr PF Nhleko
who retire by rotation in terms of the company's articles of association and, being eligible, make themselves available for election. Brief biographical details of the directors to be elected are set out on pages 20 to 23 of the annual report.

4 To elect, being eligible and making themselves available for election, Messrs MWT Brown and RM Head who were appointed as directors of the company during the year and who retire in terms of the company's articles of association.

5 To consider and put to the vote the appointment, subject to regulatory approval, of any person proposed as a director in terms of article 18.3 of the company's articles of association.

6 To approve the non-executive directors' fees for the past financial year.

7 To approve the remuneration paid to executive directors for the past financial year.

8 To reappoint Deloitte & Touche and KPMG Inc as joint auditors.

9 To authorise the directors to determine the remuneration of the company's auditors.

As special business, to consider and, if deemed fit, pass with or without modification the following resolutions:

Ordinary resolution 1

Control of authorised, but unissued shares

'Resolved that authority be and is hereby granted by shareholders to the directors to place the authorised, but unissued, ordinary shares in the share capital of Nedcor under the control of the directors, to allot these shares on such terms and conditions and at such times as they deem fit, subject to the provisions of the Companies Act, 61 of 1973, as amended (the act), the Banks Act, 94 of 1990, as amended (the Banks Act), and the JSE Securities Exchange South Africa (JSE) Listings Requirements. The issuing of shares granted under this authority will be limited to Nedcor's existing contractual obligations to issue shares, any scrip dividend and/or capitalisation share award, and shares required to be issued for the purpose of carrying out the terms of the various Nedcor Group share incentive schemes.'

Ordinary resolution 2

Amendments to the Nedcor Group (1994) Employee Share Purchase Trust Deed

'Resolved that the Nedcor Group (1994) Employee Share Purchase Trust Deed, as amended (the trust deed), dated 26 January 1994 in terms of which the Nedcor Group Share Incentive Scheme is constituted, which governs the current Nedcor Group Share Incentive Scheme, and a copy of which has been initialled by the Chairman of the annual general meeting for purposes of identification and tabled at this annual general meeting, be and is hereby amended as follows:

The provisions of clause 12.3 of the trust deed be and are hereby deleted and replaced with the following:
'If the company at any time makes an offer for the subscription of shares by way of rights to the company's shareholders, such adjustments shall be made to the purchase price and/or number of shares over which an option is granted, but not yet exercised, as the board shall determine and which the auditors shall confirm in writing as being fair in the circumstances.'

Ordinary resolution 3

Approval and adoption of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme and the Nedbank Group (2005) Share Scheme Trust Deed

'Resolved that the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme, a copy of which, along with the Nedbank Group (2005) Share Scheme Trust Deed, has been tabled at this annual general meeting and initialled by the Chairman of the annual general meeting for purposes of identification, be and is hereby approved and adopted by Nedcor shareholders.'

Salient features of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme have been included in Annexure 2 of this notice of annual general meeting.

The Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme and the Nedbank Group (2005) Share Scheme Trust Deed will be available for inspection during normal business hours at the registered office of Nedcor (Ground Floor, A Block, Nedcor Sandton, 135 Rivonia Road, Sandown, Sandton, 2196) from the date of posting of the annual report up to and including the date of the annual general meeting, being Wednesday, 4 May 2005.

Special resolution 1

General authority to repurchase shares

'Resolved that the company and/or its subsidiaries be and are hereby authorised, in terms of a general authority contemplated in sections 85(2) and 85(3) of the Companies Act, 61 of 1973, as amended (the act), to acquire the company's issued shares from time to time on such terms and conditions and in such amounts as the directors of the company may from time to time decide, but always subject to the approval, to the extent required, of the Registrar of Banks, the provisions of the act, the Banks Act, 94 of 1990, as amended, and the JSE Listings Requirements, which general approval shall endure until the next annual general meeting of the company (whereupon this approval shall lapse, unless it is renewed at the next annual general meeting, provided that it shall not extend beyond 15 months from the date of passing of this special resolution), subject to the following limitations:

(a) the repurchase of securities shall be effected through the main order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty;

(b) this general authority shall be valid only until the company's next annual general meeting, provided that it shall not extend beyond 15 months from the date of passing of this special resolution;

(c) in determining the price at which the company's ordinary shares are acquired by the company in terms of this general authority the maximum premium at which such ordinary shares may be acquired shall be 10% (ten percent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) trading days immediately preceding the date of the repurchase of such ordinary shares by the company;

(d) the acquisitions of ordinary shares in the aggregate in any one financial year shall not exceed 10% (ten percent) of the company's issued ordinary share capital of that class in any one financial year;

(e) Nedcor and the Nedcor Group shall be in a position to repay their debt in the ordinary course of business for a period of 12 months after the decision by the directors of the company to repurchase shares in the open market and the fulfilment of (i) below;

(f) the assets of Nedcor and the Nedcor Group shall be in excess of the liabilities of Nedcor and the Nedcor Group for a period of 12 months after the decision by the directors of the company to repurchase shares in the open market and the fulfilment of (i) below. For this purpose the assets and liabilities shall be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;

(g) the ordinary capital and reserves of Nedcor and the Nedcor Group shall be adequate for ordinary business purposes for the 12 months after the decision by the directors of the company to repurchase shares in the open market and the fulfilment of (i) below;

(h) the available working capital will be adequate to continue the operations of Nedcor and the Nedcor Group for a period of 12 months after the decision by the directors to repurchase shares in the open market and the fulfilment of (i) below;

(i) on entering the market to proceed with the repurchase of securities, the company's sponsor shall have complied with its responsibilities contained in schedule 25 of the JSE Listings Requirements;

(j) after such repurchase the company shall continue to comply with paragraphs 3.37 to 3.41 of the JSE Listings Requirements concerning shareholder spread requirements;

(k) the company or its subsidiaries shall not repurchase securities during a prohibited period as defined in paragraph 3.67 of the JSE Listings Requirements;

(l) when the company has cumulatively repurchased 3% (three percent) of the initial number of the relevant class of securities, and for each 3% (three percent) in aggregate of the initial number of that class acquired thereafter, an announcement shall be made; and

(m) the company shall appoint only one agent to effect any repurchase(s) on its behalf.'

In terms of the proposed Special resolution the maximum number of Nedcor shares that may be repurchased during the term of this authority, subject to (b) above, amounts to 39 449 482 shares (10% of 394 494 819 shares currently in issue).

The reason for and effect of Special resolution 1 is to authorise the company and/or its subsidiaries by way of a general authority to acquire its own issued shares on such terms and conditions and in such amounts as determined from time to time by the directors of the company, subject to the limitations set out above.

The directors of the company have no specific intention to effect the provisions of this Special resolution, but will, however, continually review the company's position, having regard to prevailing circumstances and market conditions, in considering whether to effect the provisions of this special resolution.

Disclosure in terms of section 11.26 of the JSE Listings Requirements

The JSE Listings Requirements require the following disclosures, which are disclosed in the Nedcor 2004 Annual Report, as set out below:

Directors:	pages 20 to 23
Major shareholders of Nedcor:	page 154
Directors' interests in securities:	page 89
Share capital of Nedcor:	page 120

Material change

Other than the facts and developments, as reported on in the annual report, there have been no material changes in the affairs or financial position of Nedcor and its subsidiaries since 31 December 2004 and the date of the audit report forming part of the annual financial statements.

Directors' responsibility statement

The directors, whose names are given on pages 20 to 23 of the annual report, collectively and individually accept full responsibility for the accuracy of the information pertaining to Special resolution 1 and Special resolution 2 (see below) and certify that to the best of their knowledge and belief no facts have been omitted, which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this resolution and additional disclosure in terms of section 11.26 of the JSE Listings Requirements pertaining thereto contains all such information required by law and the JSE Listings Requirements.

Litigation statement

In terms of section 11.26 of the JSE Listings Requirements the directors, whose names are given on pages 20 to 23 of the annual report, are not aware of any legal or arbitration proceedings, including proceedings pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the Nedcor Group's financial position.

Special resolution 2

Change of name

'Resolved that, subject to the provisions of the Companies Act, 61 of 1973, as amended, the name of the company be and is hereby changed to Nedbank Group Limited with effect from close of business on Friday, 13 May 2005.

The reason for this special resolution is to align the company's name more closely with that of its principal operating subsidiary Nedbank Limited and the effect of this special resolution is that the company will in future be known as Nedbank Group Limited.

1 **Salient dates and times of the proposed name change**

The salient dates and times of the name change are set out below:

	2005
Last day to lodge forms of proxy for the annual general meeting by 17:00 on	Tuesday, 3 May
Annual general meeting of shareholders to be held at 17:00 on	Wednesday, 4 May
Results of annual general meeting published on the Securities Exchange News Service (SENS) on	Thursday, 5 May
Results of annual general meeting published in the press on	Friday, 6 May
Change of name effective from close of business on	Friday, 13 May
Trade under the new name 'Nedbank Group Limited' with share code NED and short name Nedbank and ISIN ZAE000004875 from commencement of trading on	Monday, 16 May

The dates and times regarding the proposed name change are subject to amendment. Any such amendment will be published on SENS and in the press.

2 **Information pertaining to certificated and dematerialised shareholders regarding the name change:**

2.1 Should the proposed change of name of the company be approved at the annual general meeting no action need be taken by existing certificated shareholders (ie existing share certificates do not need to be surrendered) or dematerialised shareholders as only the long name (Nedcor Limited to Nedbank Group Limited) and the short name (Nedcor to Nedbank) will be changing.

2.2 The JSE alpha code will remain NED and the ISIN number will remain ZAE000004875.

2.3 Existing share certificates will remain good for all delivery.

2.4 All new share certificates issued subsequent to the name change will bear the new long name Nedbank Group Limited.

3 **Opinions and recommendations**

The directors of Nedcor are of the opinion that the implementation of the name change will more closely align the company's name with that of its principal operating subsidiary Nedbank Limited.

4 **Directors' responsibility statement**

Shareholders are referred to the directors' responsibility statement as set out under Special resolution 1.

Notice of annual general meeting continued

Voting by proxy

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the company. Completed proxy forms should be received at the office of the transfer secretaries no later than 24 hours before the time appointed for the holding of the meeting.

By order of the board



GS Nienaber
Company Secretary

Sandown
17 March 2005

Registered office
Nedcor Limited
(Reg No 1966/010630/06)
Nedcor Sandton
135 Rivonia Road
Sandown, 2196
PO Box 1144
Johannesburg, 2000

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
Tel: +27 (0) 11 370 5000
Fax: +27 (0) 11 688 5238

Annexure 1

Explanatory notes regarding proxies and resolutions for the annual general meeting

1 **Explanatory notes regarding proxies**

1.1 A member entitled to attend and vote at the annual general meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the company. The appointment of a proxy will not preclude a member from attending and/or voting at the annual general meeting. A form of proxy for use at the annual general meeting is enclosed.

1.2 To be valid the form of proxy and the power of attorney or other authority (if any) under which it is signed, or a duly certified copy thereof, should be lodged by hand with the transfer secretaries, Computershare Investor Services 2004 (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001, or posted (PO Box 61051, Marshalltown, 2107) or faxed to +27 (0) 11 688 5238 to be received by no later than 17:00 on Tuesday, 3 May 2005.

1.3 The attention of members is directed to the additional notes contained in the form of proxy relating to the completion of the form, which should be completed only by registered holders of certificated Nedcor ordinary shares and holders of dematerialised Nedcor ordinary shares, with 'own name' registration.

1.4 Holders of Nedcor ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with a nominee or, if applicable, a Central Securities Depository Participant (CSDP) or broker to furnish such nominee, CSDP or broker with the necessary authority to attend the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) on how they wish their votes to be cast at the annual general meeting on their behalf.

1.5 Members attending the annual general meeting will be afforded the opportunity of putting questions to the directors and management. A perforated form has been included for this purpose.

2 **Explanatory notes to resolutions for the annual general meeting**

Receipt and adoption of annual financial statements and reports

In terms of the Companies Act, 61 of 1973, as amended (the act) the directors are required to present to members at the annual general meeting the annual financial statements, incorporating the report of the directors, for the year ended 31 December 2004, together with the report of the auditors contained in the annual financial statements.

Payment of dividends

An interim dividend of 44 cents per ordinary share was declared on 4 August 2004 and paid on 13 September 2004. A final dividend of 76 cents per ordinary share was declared on 21 February 2005 to be paid on 4 April 2005 to members recorded on the register at the close of business on 1 April 2005. Members are asked to note and confirm the dividends paid/payable.

Election of directors who retire by rotation or retire as a result of filling a casual vacancy and proposal of any new person as director

In terms of the company's articles of association (articles) one-third of the directors are required to retire at each annual general meeting and may offer themselves for election. In addition, any person appointed to fill a casual vacancy on the board of directors, or as an addition thereto, since the last annual general meeting is similarly required to retire and is eligible for election at the annual general meeting. Biographical details of the directors of the company are set out on pages 20 to 23 of the Nedcor 2004 Annual Report. Voting will be conducted in respect of each director individually.

Article 18.3 of the company's articles makes provision for a member to propose a person for election as a director. Any nominations received by the company that comply with the requirements of the company's articles will be considered by members and put to the vote, but shall be subject to regulatory approval in the normal course.

Remuneration of directors

In terms of article 17.7 of the company's articles remuneration shall be payable to the directors and determined by the company in general meeting. Full particulars of all fees and remuneration are contained on pages 57 to 63 of the Nedcor 2004 Annual Report. The Nedcor Board has recommended that there be no increase in the non-executive directors' fees for the 2005 financial year, with the exception of the following:

- Group Audit Committee members' fees to be increased from R65 000 to R80 000 per annum and Group Risk Committee members' fees to be increased from R30 000 to R50 000 per annum; and
- a fee of R30 000 per annum to be paid to members of the newly established Group Transformation and Sustainability Committee.

Reappointment of auditors

This resolution proposes the reappointment of the company's existing joint auditors, Deloitte and KPMG Inc, until the next annual general meeting. The appointments are recommended by the directors of the company following the review by the Group Audit Committee.

Remuneration of auditors

This resolution gives authority to the directors to fix the remuneration of the auditors (proposed to be reappointed in terms of the above resolution). The aggregate auditors' remuneration for audit and other services paid to the auditors for the financial year ended 31 December 2004 amounted to R121 million (2003: R93 million). Particulars of the auditors' remuneration can be found in note 25 on page 129 of the Nedcor 2004 Annual Report.

Placing of unissued ordinary shares under the control of the directors

Ordinary resolution 1

In terms of sections 221 and 222 of the act the members of the company have to approve the placement of unissued shares under the control of the directors. The authority is limited to shares being issued for purposes of Nedcor's existing contractual obligations, issue of shares for capitalisation share awards and scrip dividends, as well as for purposes of the various Nedcor Group share incentive schemes.

Amendments to the Nedcor Group (1994) Employee Share Purchase Trust Deed

Ordinary resolution 2

In terms of the trust deed of Nedcor's current share incentive scheme option holders are entitled to receive additional options at the rights issue price in terms of any rights issue on the same terms and conditions as their existing options.

The Nedcor Board resolved that the particular clause be amended at the 2005 annual general meeting. The Chairman of Nedcor also gave the undertaking at the 2004 annual general meeting that the trust deed would be changed and that the said clause in its current form would not exist in future.

It is proposed to delete the current clause 12.3 and replace it with the proposed new clause 12.3 as set out in Ordinary resolution 2 of the notice of annual general meeting.

Approval and adoption of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme

Ordinary resolution 3

The Nedcor Board wishes to provide employees with an opportunity to participate in the growth of Nedcor through a long-term overall scheme that comprises three separate elements, namely the Option Scheme, the Restricted Share Scheme and the Matched Scheme. The Option Scheme and the Restricted Share Scheme are designed to incentivise high-performing managerial staff, and in the case of the Matched Share Scheme all staff who satisfy bonus threshold requirements.

It is widely recognised that there is a need to retain skilled employees, particularly those who are senior and whose efforts have a high degree of influence on the Nedcor Group.

The Nedcor Board has extensively researched long-term incentive schemes for staff, reflecting a move internationally towards performance-related schemes with new, simpler structures. The Nedcor Board has therefore resolved to incorporate the Option Scheme, the Matched Share Scheme and the Restricted Share Scheme as part of its long-term incentivisation plan. The Remuneration Committee intends to utilise the Option Scheme and the Matched Share Scheme for 2005 allocations. The Restricted Share Scheme may be utilised in future years (typically as a substitute for the Option Scheme) if and when the South African market moves towards this type of free, performance-linked award.

Although the overall scheme provides for the potential linking of performance measures to each of the three schemes, it is the intention of the Remuneration Committee to link performance measures to the Matched Share Scheme for the 2005 allocation, but not to link performance measures to the option grant at this stage. As far as performance measures are concerned, these would typically be objectively determinable financial, group-based targets.

It should be noted that in terms of the JSE Listings Requirements, any shares held by a share trust or scheme will not have their votes at general or annual general meetings taken into account for JSE Listings Requirements-related resolution approval purposes. Such shares will also not be allowed to be taken account of for purposes of determining categorisations as detailed in section 9 of the JSE Listings Requirements.

It should also be noted that in terms of the JSE Listings Requirements incentive schemes may only acquire shares once participants have been formally identified and shares may only be sold:
• once a participant has resigned or is deceased; or
• on behalf of an employee once rights have vested in the employee.

Repurchase of shares

Special resolution 1

The company's articles contain a provision allowing the company or any of its subsidiaries to repurchase (acquire) the company's issued shares. This is subject to the approval of members in terms of the company's articles, the Companies Act, the Banks Act and the JSE Listings Requirements. The existing general authority, granted by members at the last annual general meeting on 6 May 2004, is due to expire, unless renewed.

The directors are of the opinion that it would be in the best interests of the company to extend such general authority and thereby allow the company to be in a position to purchase its own shares on the open market, should market conditions and price justify such action. The proposed authority would enable the company to purchase up to a maximum of 39 449 482 ordinary shares in the capital of the company, with a stated upper limit on the price payable, in terms of the JSE Listings Requirements. Purchases would be made, only after the most careful consideration, in cases where the directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the directors, in the best interests of the company and its members.

No shares were repurchased during the financial year ended 31 December 2004.

Change of name

Special resolution 2

Nedcor was created to signal a holding company with a multibrand strategy. The current business model and strategic orientation is now, however, towards a unibrand model.

The directors are of the opinion that the proposed change of name to Nedbank Group Limited will contribute to the uniformity of branding within the group. It will also provide a single unifying brand for culture and values, the employment brand and the drive for client centricity. It is therefore proposed to change the name to Nedbank Group Limited with effect from the close of business on Friday, 13 May 2005.

3 **Important notes about the annual general meeting**

Date: Wednesday, 4 May 2005, at 17:00.

Venue: The Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, Sandton.

Time: The annual general meeting will start promptly at 17:00. Shareholders wishing to attend are advised to be in the Auditorium no later than 16:45. The reception area will be open from 16:30, from which time refreshments will be served.

Travel information: The map indicates the location of Nedcor Sandton.

Admission: Shareholders and others attending the annual general meeting are asked to register at the registration desk in the Auditorium reception area at the venue. Shareholders, shareholder representatives and proxies may be required to provide proof of identity.

Security: Secure parking is provided at the venue. Attendees are asked not to bring cameras, laptop computers or tape recorders. Cellphones should be switched off for the duration of the proceedings.

Enquiries and questions: Shareholders intending to ask questions relating to the business of the annual general meeting or on other related matters who have not lodged or faxed their question forms with or to either the Company Secretary or transfer secretaries are asked to register their names and addresses and hand in their question forms at the question registration desk. A question form is enclosed on page 174 for this purpose. Staff will be on hand to provide any advice and assistance required.

Please note

1 **Certificated shareholders and own name dematerialised registration**
Holders of certificated Nedcor ordinary shares wishing to attend the annual general meeting should ensure beforehand with the transfer secretaries of the company that their shares are in fact registered in their name and check the number of shares so registered.

Should their shares not be registered in their own name, but in any other name or form, shareholders wishing to attend and/or vote at the annual general meeting should follow the instructions and explanatory notes that accompany the notice of the annual general meeting.

Similarly, shareholders who are holding dematerialised Nedcor ordinary shares and believe these to be held in their own name should check with the transfer secretaries and take the appropriate action in accordance with the instructions and guidance contained herein or obtain assistance from the transfer secretaries, if necessary.

2 **Central Securities Depository Participant (CSDP) or nominee holdings**
Holders of Nedcor ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, CSDP or broker to furnish them with the necessary authority to attend the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) on how they wish their votes to be cast at the annual general meeting on their behalf. As far as holdings in a CSDP is concerned, this will be guided by terms of the agreement entered into between shareholders and their CSDP or brokers.

3 **Proxies**
Shareholders completing a proxy form (see note 1 above) should ensure that their proxy form reaches the address, as indicated in note 9 on page 192 no later than 17:00 on Tuesday, 3 May 2005.

4 **Enquiries**
Any shareholders having difficulties or queries pertaining to the annual general meeting or the above are invited to contact the Company Secretary's office on +27 (0) 11 294 9105/6/7.

Annexure 2

Salient features of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme

The salient features of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme are set out below:

1 Definitions and interpretations

Throughout this annexure, the notice of annual general meeting and form of proxy, unless otherwise stated or the context otherwise requires, words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and vice versa, words signifying one gender include the other and words denoting natural persons include juristic persons and associations of persons:

act	the Companies Act, 1973 (Act 61 of 1973), as amended;
auditors	the auditors for the time being of the company;
award	the grant of restricted shares as determined by the board/Remuneration Committee and implemented by the trustees;
award date	the date on which an award certificate (as defined in the rules) is issued by the trustees to an eligible employee;
board	the board of directors for the time being of the company acting either itself or through any committee constituted from time to time (including the Remuneration Committee) and appointed by the board of directors of the company for the purpose of administering the scheme;
bonus threshold	for purposes of the Matched Share Scheme the minimum amount of annual after-tax bonus required to be receivable by an employee as determined by the Remuneration Committee from time to time to render him/her an eligible employee for purposes of the Matched Share Scheme;
broker	the JSE-authorised party selected by the trustees from time to time to deal in the shares, subject to the scheme, it being recorded that the first such party shall be Taquanta Securities;
capitalisation issue	shares in the company allotted and issued by way of a capitalisation of profits, share premium or reserves to a participant in respect of shares acquired by him/her pursuant to the scheme;
company	Nedcor Limited (to be renamed Nedbank Group Limited) (Reg No 1966/010630/06);
eligible employee	in respect of the Option Scheme and the Restricted Share Scheme a person eligible for participation, namely any employee who is considered to be a member of management as contemplated in the Financial Sector Charter, who attains a level of personal performance regarded as appropriate by the Remuneration Committee and who is not within three calendar years of normal retirement; and in respect of the Matched Share Scheme a person eligible for participation, namely any employee who will qualify in respect of the bonus threshold and who is not within three calendar years of normal retirement; it being recorded that no trustee shall be eligible for participation in any scheme;
employee	any person (including an executive director) in the full-time or part-time permanent employ of the company or any of its subsidiaries from time to time;
fault termination	the termination of a participant's employment with a group employer by reason of the participant's resignation or dismissal by the group employer concerned, but excluding any dismissal constituting a no-fault termination as defined; provided that the board may, in its sole discretion determine whether the termination of employment of an employee is to be classified as a no-fault termination rather than a fault termination for purposes of the rules;
group	the company and its subsidiaries;
group employer	in respect of a participant the company within the group by which that participant is employed, if applicable;

inception date	for purposes of the Matched Share Scheme, in the event of a positive response by an eligible employee to an invitation, the last day of March, in the relevant calendar year, save in respect of the first year of the Matched Share Scheme, in which event the date shall be 25 May 2005;
Income Tax Act	the Income Tax Act, 1962;
invitation	the letter in terms of which the trustees invite eligible employees to participate in the Matched Share Scheme;
Matched Share Scheme	that portion of the scheme contained in Part III of the rules dealing with the issue by the trustees of invitations to eligible employees and the acceptance of such invitations;
matched shares	such number of shares to which a participant is entitled pursuant to the provisions of clause 18 of the rules, the acquisition or issue of which the trust is obliged to procure either itself or through the relevant group employer;
maximum contribution	an amount in ZAR equal to such percentage of a participant's annual short-term bonus on an after-tax basis (which bonus is typically determined and paid in March of each year) as is designated by the Remuneration Committee from time to time as the appropriate percentage having regard to the financial impact of the cost of that year's Matched Share Scheme on the group;
minimum contribution	for purposes of the Matched Share Scheme an amount in ZAR sufficient (inclusive of stamp duties and broker's charges) to purchase the minimum tranche;
minimum tranche	for purposes of the Matched Share Scheme the number of shares designated by the Remuneration Committee, from time to time, as the minimum number of shares capable of constituting a participant's portfolio;
NIB Scheme	the Nedcor Investment Bank Share Trust;
no-fault termination	the termination of a participant's employment with a group employer by reason of the participant's retirement, death, permanent disability, permanent incapacity or retrenchment, provided that, for the purposes of these rules, the terms 'retirement', 'permanent disability' and 'permanent incapacity' shall have the meaning ascribed to those terms in the company's pension or provident fund rules and regulations and, if one or more of such terms are not so defined, the meaning ascribed to such undefined term or terms by the board from time to time;
option	an option granted to an eligible employee in terms of clause 7 of the rules to acquire shares in the company from the trust;
option date	the date on which an option is granted to an employee;
option letter	the letter in terms of which the trustees grant an option to an eligible employee;
option period	the period from the option date until the fifth anniversary of such date;
Option Scheme	that portion of the scheme contained in Part II of the rules dealing with the grant of options to eligible employees and the exercise of such options by such eligible employees;
participant	an eligible employee to whom an option letter has been issued in terms of the Option Scheme or an invitation has been issued and accepted in terms of the Matched Share Scheme or an award has been made in terms of the Restricted Share Scheme;
participant's contributions	for purposes of the Matched Share Scheme, as defined in clause 17 of the rules;
participant's portfolio	for purposes of the Matched Share Scheme the shares acquired by a participant pursuant to his completion and delivery of the invitation as contemplated in clause 17 of the rules and the allocation of shares by the trustees as contemplated in clause 17 of the rules;

purchase price	for purposes of the Option Scheme the weighted average (by volume) of the closing market price of an ordinary share in the company (as shown by the official trading price list published by the JSE) over the 20 most recent trading days on the JSE immediately preceding the option date;
restricted shares	shares awarded to eligible employees pursuant and subject to the restrictions contained in Part IV of the rules;
Restricted Share Scheme	that portion of the scheme contained in Part IV of the rules dealing with the award by the trustees of restricted shares to eligible employees;
rights issue	an offer by the company to all shareholders to take up rights to freshly issued shares;
rules of the Share Scheme or the rules	the rules pertaining to the Share Scheme, available for inspection as specified under Ordinary resolution 3 contained in the notice of the annual general meeting;
scheme	collectively the Option Scheme, the Matched Share Scheme and the Restricted Share Scheme, the terms of which are embodied in the rules;
scheme allocation	a maximum of 10% of the entire issued share capital of Nedcor from time to time, being equal at present to 39 449 482 issued shares, which shall include the shares subject to the 1994 scheme and the NIB Scheme;
scheme shares	those shares acquired by the trust from the company (by way of a fresh issue) or from the market (by way of an acquisition) to fulfil the trust's obligations under the Option Scheme and/or the Matched Share Scheme and/or the Restricted Share Scheme and those shares delivered by the trust (or in respect of which the trust procures delivery) directly to the participants;
share	an ordinary share in the issued share capital of the company;
subsidiary	any company which is a subsidiary of the company within the meaning of the act;
termination date	the date on which a participant ceases to be employed by the company or any of its subsidiaries, for any reason;
the JSE	JSE Securities Exchange South Africa;
the 1994 scheme	the Nedcor Group (1994) Employee Incentive Scheme;
trust	the Nedbank Group (2005) Share Scheme Trust Deed to be approved at the annual general meeting of the company;
trustees	the trustees for the time being of the trust; and
vesting date	in respect of the Option Scheme the first day following the third anniversary of the option date or in respect of the Matched Share Scheme the first day following the third anniversary of the inception date or in respect of the Restricted Share Scheme the first day following the third anniversary of the award date.

2 The existing schemes

The Nedcor Group (1994) Employee Share Purchase Trust Deed and the NIB Scheme will continue to operate in respect of all allocations made up to and including 30 April 2005. No further allocations will be made under the 1994 Scheme or the NIB Scheme, which are accordingly due to close finally in 2011. The provisions of the 'old' section 8A of the Income Tax Act will continue to apply to the allocations made prior to 26 October 2004.

3 The Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme

The salient features of each of the Share Option, Matched Share and Restricted Share Schemes that comprise the overall scheme are set out below:

3.1 *The Share Option Scheme*

The eligible employees for this scheme are all members of staff who are at managerial level, as contemplated in the Financial Sector Charter, and who reach an acceptable level of personal performance, as determined by the Remuneration Committee on an annual basis.

The Option Scheme consists of a direct grant of options by the trustees to the eligible employees at the purchase price equal to the volume-weighted 20-day average market value of the ordinary shares to which an option relates, immediately preceding date of grant.

The options are open for exercise by a participant from the vesting date, ie for a period of two years from the third anniversary of the option date to the end of the option period. There is no staggered vesting – ie, if a participant has been granted 100 options, he/she can exercise all 100 options as from the third anniversary of the option date. Performance measures can, in the discretion of the board/Remuneration Committee, be linked to the grant of the options and ratchet mechanisms attached to performance targets, ie lapsing of a portion of the options in the event of underperformance and an ability to exercise a higher number of options (up to a maximum of 150% of the original option grant) in the event of superior performance.

In the event of termination of employment participants will not be permitted to exercise unvested options (save in the event of a no-fault termination when the option shall generally be deemed to vest in the participant and shall be capable of being exercised within 12 months), but will be permitted to exercise vested options (within six months in the case of a fault termination, and within 12 months in the event of a no-fault termination).

3.2 *The Matched Share Scheme*

The eligible employees (being potentially all employees designated for participation by the Remuneration Committee having regard to the bonus threshold, if any) will be invited to participate up to the maximum contribution in respect of their net after-tax bonus. Participants' contributions will be paid over to the trustees, who will in turn pool the funds received from all such participants and pay the aggregate of the participants' contributions to a broker to purchase shares. The shares designated to a particular participant will be known as the participant's portfolio. Each participant's portfolio will be matched, in the form of the matched shares, by the trust after a period of three years, provided that:

- the predetermined group performance target is met; and
- the participant is still in the employ of the group at that time.

The matched award will consist of the same number of shares as is in the participant's portfolio at the vesting date. In the event that the performance condition has not been met, but the participant is still in the employ of the group, the matched award will be 50% of the number of shares then constituting the participant's portfolio. A participant is free to dispose of his/her portfolio shares at any time prior to or after the vesting date (albeit through the broker who will have control of the shares constituting the collective portfolios), but will receive a reduced number of matched shares to the extent that he/she disposes of his/her participant's portfolio.

As retention is a primary driver of the Matched Share Scheme, the termination of an employee's employment for any reason prior to the vesting date will negate the trust's obligation to award the matched shares.

3.3 *The Restricted Share Scheme*

This scheme operates on the basis of an award of shares to eligible employees, subject to certain predetermined group performance conditions to be met over a period of three years or by the end of the three-year period. There will also be a restriction or encumbrance on disposal of the shares for this period (until the vesting date).

The awards will be made by the trustees pursuant to a resolution of the board/Remuneration Committee. The trustees will procure that the shares subject to this scheme will be issued or acquired on inception of the scheme and registered in the name of the participant. Dividends will accordingly be paid to the participants as shareholders from inception.

It is envisaged that, provided that the predetermined performance conditions are met, the restrictions on the shares would be lifted on the vesting date (third anniversary of the award date) and it would be possible for a participant to deal freely with the shares constituting the award from that point onwards.

In so far as termination of employment is concerned, in the event of a fault termination the participant shall have no claim to the restricted shares and in the event of a no-fault termination the participant shall, generally, be regarded as remaining in the employ of the group up to and including the vesting date.

4 Benefits of the scheme for participants

Participants are incentivised to remain in the employ of the group to achieve the predetermined performance targets and to grow the value of the Nedcor shares as much as possible for the benefit of the group and shareholders. The extent of the benefit to participants will directly correlate with the growth in the value of Nedcor shares. The Share Option Scheme is designed to incentivise and promote wealth creation for eligible employees. The Matched Share Scheme is designed to encourage retention and to reward loyal performance, while the Restricted Share Scheme is designed to encourage retention and drive performance.

All three schemes are designed to obviate the need for participants to provide a substantial financial outlay or obtain financial assistance. The participants would also have a tax exposure only at a point where they would be free to deal in the shares and accordingly access the necessary cash flow to pay the applicable taxes.

5 Rules of the scheme

5.1 Participants

The board/Remuneration Committee will select the employees of the group who may participate in the scheme. The allocation of options and restricted shares to eligible employees will be based on seniority, personal performance, retention requirements, salary level and such other factors as may be regarded as relevant by the board/Remuneration Committee and the trustees. For purposes of the Matched Share Scheme all employees are potentially eligible to participate, subject to any bonus threshold determined by the Remuneration Committee in any particular year. As the scheme is voluntary, actual levels of participation will depend on the ability of staff to commit a portion of their after-tax bonus (up to the maximum contribution) to the scheme.

5.2 Number of Nedcor shares available for purposes of the scheme

The aggregate number of shares in the issued share capital of Nedcor which may be utilised for the purposes of the scheme may not exceed 10% of the shares then in issue in the share capital of Nedcor. The 39 449 482 Nedcor shares to be utilised, having regard to the shares utilised for the 1994 scheme and the NIB scheme for the scheme represent 10% of the company's current issued share capital.

The maximum number of shares in the issued share capital of Nedcor, which may at any time be purchased directly or indirectly by any participant in terms of the scheme may not exceed 0,5% of the Nedcor shares then in issue.

5.3 Reorganisation, capitalisation issues and rights issues

If the company at any time before the vesting date, or after the exercise of an option, but before the shares purchased pursuant to the exercise of such option have been transferred to a participant:

- is put into curatorship or liquidation for purposes of reorganisation;
- is party to a scheme of arrangement affecting the structuring of its share capital;
- reduces its share capital;
- subdivides or consolidates its shares;
- makes an offer to its shareholders in the form of a rights issue;
- issues further share capital in the form of a capitalisation issue, save when such capitalisation is made in lieu of a cash dividend; or
- is subject to any other event which, in the sole discretion of the board (after having considered the applicable provisions of the JSE Listings Requirements), necessitates an adjustment in the nature contemplated below;

such adjustments shall be made to:

- the purchase price and the number of shares over which an option is granted;
- the number of and price payable, if any, in respect of the restricted share subject to an award;
- the number of matched shares to which a participant may be entitled;
- the performance criteria applicable to the Share Option Scheme (if applicable), the Matched Share Scheme and the Restricted Share Scheme;

as the board shall determine (and which the auditors shall confirm in writing as being fair in the circumstances) subject (when necessary) to the sanction of the court.

The board may take such steps as it considers necessary to notify the participants of any adjustments made and otherwise to implement the provisions thereof.

5.4 *Dividends and voting rights*

For the sake of clarity it is recorded that:

- in respect of the Share Option Scheme no dividends shall be paid unless and until the options are exercised by a participant, the full purchase price paid therefore and the relevant shares issued;
- in respect of the Matched Share Scheme dividends shall be paid on the shares constituting the participant's portfolio, but no right to dividends shall accrue to a participant in respect of the matched shares, unless and until the conditions have been met and the requisite matched shares delivered to the participant; and
- in respect of the Restricted Share Scheme a participant shall be entitled to those dividends paid on the restricted shares from the award date up to and including the vesting date, which dividends shall be distributed, if required, by the trustees to the participant, and thereafter in the normal course after the restrictions have been lifted.

6 General provisions of the scheme

The scheme and the trust deed may be amended from time to time by the board and the trustees, provided that:

- no amendment will be made to the scheme or the trust deed without the prior approval of the JSE;
- the provisions of schedule 14.1(a) to (e) of the JSE Listings Requirements have been taken account of in the rules. No amendment in respect of the following matters will be permitted, unless such amendment has received the approval of shareholders in general meeting:
  - the category of the persons to whom or for the benefit of whom the securities may be purchased under the scheme;
  - the aggregate number of securities which may be utilised by the scheme;
  - the fixed maximum percentage for any one participant;
  - the basis for determining the purchase price, which is a fixed mechanism for all participants; and
  - the voting, dividend, transfer and other rights, including those arising on liquidation of the company, attaching to the securities;
- the terms or conditions applicable to any offers which have already been accepted by participants may not be altered without such consent on the part of the participants concerned (treated as a separate class) as would be required under Nedcor's articles of association for variation or cancellation of the rights attached to those shares.

7 The trust

The trustees of the trust will not be participants in the Share Scheme and executive directors of any company in the group may not be appointed as trustees.

Form of proxy

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Reg No 1966/010630/06)
Share code: NED ISIN: ZAE000004875)
(Nedcor or the company)

For use by members and registered holders of certificated Nedcor ordinary shares and holders of dematerialised Nedcor ordinary shares registered in their own name at the annual general meeting to be held in the Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown, Sandton, on Wednesday, 4 May 2005, at 17:00 and at any adjournment thereof.

Holders of Nedcor ordinary shares (whether certificated or dematerialised) through a nominee should not complete this form of proxy, but should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depository Participant (CSDP) or broker (as the case may be) to furnish such nominee, CSDP or broker with the necessary authority to attend the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) on how they wish their votes to be cast at the annual general meeting on their behalf.

I/We, ____,

of (address) ____,

____

being the holder(s) of [ ] *ordinary shares in the company, appoint (see note 1):*

1 ____ or, failing him/her,

2 ____ or, failing him/her,

3 *the chairman of the annual general meeting*

as my/our proxy to act for me/us and on my/our behalf at the annual general meeting that will be held for the purpose of considering and, if deemed fit, passing with or without modification ordinary and special resolutions to be proposed thereat and at any adjournment thereof, and to vote for and/or against such resolutions and/or to abstain from voting in respect of the ordinary shares registered in my/our name(s), in accordance with the following instructions (see note 3):

	Number of votes (one vote per ordinary share)		
Resolutions	For	Against	Abstain
To receive and adopt the annual financial statements together with reports			
To note and confirm payment of dividends			
To elect as director Mr N Dennis, who is retiring by rotation			
To elect as director Prof B de L Figaji, who is retiring by rotation			
To elect as director Mr ML Ndlovu, who is retiring by rotation			
To elect as director Mr PF Nhleko, who is retiring by rotation			
To elect Mr MWT Brown, who was appointed as an executive director of the company during the year			
To elect Mr RM Head, who was appointed as a non-executive director of the company during the year			
To consider and put to the vote the appointment of any person proposed as a director in terms of article 18.3 of the company's articles of association			
To approve the non-executive directors' fees			
To approve the remuneration paid to executive directors			
To reappoint the joint auditors			
To determine the remuneration of the joint auditors			
Ordinary resolution 1 – Placing of unissued ordinary shares under the control of the directors			
Ordinary resolution 2 – Amendments to the Nedcor Group (1994) Employee Share Purchase Trust Deed			
Ordinary resolution 3 – Approval and adoption of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme and the Nedbank Group (2005) Share Scheme Trust Deed			
Special resolution 1 – Approval to facilitate the purchase of the company's shares by the company and its subsidiaries			
Special resolution 2 – Change of name			

Signed at (place) ______________________ on (date) ______________ 2005

Signature ____

Assisted by me
(where applicable)
Please read the notes on page 192

Contact details
Tel:
Fax:
Email:

Notes to proxy form

1 Each member is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the annual general meeting.

2 A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting 'the chairman of the annual general meeting'. The person whose name stands first on the form of proxy and who is present at the annual general meeting shall be entitled to act as proxy to the exclusion of the persons whose names follow.

3 A member's instructions to the proxy have to be indicated by the insertion of the relevant number of votes exercisable by that member in the appropriate box provided. Failure to comply with this shall be deemed to authorise the chairman of the annual general meeting, if the chairman is the authorised proxy, to vote in favour of the ordinary and special resolutions at the annual general meeting or the appointed proxy to vote or to abstain from voting at the annual general meeting, as he/she deems fit, in respect of all the member's votes exercisable thereat.

4 A member or his/her proxy is not obliged to vote in respect of all the ordinary shares held by such member or represented by such proxy, but the total number of votes for or against the ordinary and special resolutions and in respect of which any abstention is recorded may not exceed the total number of votes to which the member or his/her proxy is entitled.

5 Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity has to be attached to this form of proxy, unless previously recorded by the company's transfer secretaries or waived by the chairman of the annual general meeting.

6 The chairman of the annual general meeting may reject or accept any form of proxy that is completed and/or received other than in accordance with these instructions and notes.

7 Any alterations or corrections to this form of proxy shall be initialled by the signatory(ies).

8 The completion and lodging of this form of proxy shall not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

9 Forms of proxy have to be lodged with or posted to Computershare Investor Services 2004 (Pty) Limited (Computershare), 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received no later than 17:00 on Tuesday, 3 May 2005. Proxy forms can also be submitted by fax to Computershare (fax number +27 (0) 11 688 5238), subject to the proxy instruction meeting all other criteria.

10 This proxy form is to be completed only by those members who are:
• holding shares in a certificated form; or
• recorded in the subregister in dematerialised electronic form in their own name.

11 Holders of Nedcor ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depository Participant (CSDP) or broker (as the case may be) on how they wish their votes to be cast at the annual general meeting on their behalf. As far as holdings in a CSDP is concerned, this will be guided by the terms of the agreement entered into between shareholders and their CSDP or broker.

Nedcor 2004 Annual Report

The Nedcor 2004 Annual Report is also accessible on Nedcor's website www.nedcor.com <http://www.nedcor.com>. Additional copies can be requested in hard copy. To order please send an email to Nedcorir@nedcor.co.za or send a fax to +27 (0) 11 294 6549.

Nedcor 2004 Sustainability Report

If you would like a copy of the Nedcor 2004 Sustainability Report, please contact the Nedcor Enterprise Governance and Compliance Department:
Tel: +27 (0) 11 294 0238/3593, Fax: +27 (0) 11 295 0238 Email: JustinS@nedcor.co.za
It is also available on the enclosed CD or online at www.nedcor.com.

GRAPHICOR 32021

NEDCOR

www.nedcor.co